As filed with the Securities and Exchange Commission on October 8, 2013
Registration No. 333-

      UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
NMI HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6351	45-4914248
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	2100 Powell Street, 12th Floor
	Emeryville, CA 94608
	(855) 530-6642
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Glen Corso
EVP General Counsel
2100 Powell Street, 12th Floor
Emeryville, CA 94608
(510) 858-0410

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	John J. Sabl, Esq. Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Telephone: (312) 853-7437 Facsimile: (312) 853-7036

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated Filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Class A Common Stock, par value $0.01 per share	$25,000,000	$3,220.00
______________________________________

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.

(2)	Includes shares of Class A common stock which may be sold pursuant to the underwriters' option to purchase additional shares.

(3)	Calculated at a rate of $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated October 8, 2013
The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
Shares

NMI Holdings, Inc.
Class A Common Stock

This is the initial public offering of our Class A common stock (our “common stock”). We are selling    shares of our common stock and the selling stockholders named in this prospectus are selling              shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Prior to this offering, there had been no established public market for our common stock. We currently expect the initial public offering price to be between $         and $         per share of common stock. We have applied to list our common stock on the NASDAQ Global Market (“NASDAQ”) under the symbol “NMIH.”
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public reporting requirements.
See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Discounts and commissions to underwriters*	$	$
Net Proceeds, to us (before expenses)	$	$
Net Proceeds, to the selling stockholders (before expenses)	$	$
*See "Underwriting" on page 178 of this prospectus for a description of the underwriters' compensation.
We and the selling stockholders have granted the underwriters an option to purchase up to      additional shares of common stock to cover over-allotments, if any. The underwriters can exercise their right at any time within 30 days after the date of our underwriting agreement with them.

The underwriters expect to deliver the shares of common stock against payment on or about , 2013.
FBR

The date of this prospectus is , 2013

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About this Prospectus
We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling stockholders and underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, operating results and prospects may have changed since that date.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.
Market Data
Market data used in this prospectus has been obtained from independent industry sources and publications. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Except as otherwise indicated, "market share" as used in this prospectus is measured by our share of total new insurance written, or NIW, in the private mortgage insurance industry, and excludes NIW under the Home Affordable Refinance Program, or HARP, which we refer to as HARP NIW.

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PROSPECTUS SUMMARY

The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to purchase shares of our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” immediately following this Prospectus Summary, the historical financial statements and the related notes thereto and management's discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our common stock.

Unless the context otherwise indicates, when we refer to “we”, “our”, “us”, and “the Company” for purposes of this prospectus, we are referring to NMI Holdings, Inc. ("NMIH") and its consolidated subsidiaries.

Company Overview

NMIH is a Delaware corporation that through our subsidiaries provides private mortgage insurance (which we refer to as "mortgage insurance" or “MI”) in the United States. In April 2012, we raised net proceeds of approximately $510 million from a private placement of our common stock and purchased MAC Financial Holding Corporation, a Delaware corporation, (“MAC Financial”) and its Wisconsin licensed insurance subsidiaries, which have been renamed National Mortgage Insurance Corporation (“NMIC” or "National MI"), National Mortgage Reinsurance Inc One (“NMRI One”) and National Mortgage Reinsurance Inc Two (“NMRI Two”). The proceeds from the private placement were and will be primarily used to capitalize our MI subsidiaries and fund our operating expenses until our MI subsidiaries generate positive cash flows. In January 2013, the Federal National Mortgage Association, commonly known as Fannie Mae, and the Federal Home Loan Mortgage Corporation, commonly known as Freddie Mac, approved NMIC as a qualified mortgage insurance provider (which we refer to as “GSE Approval”). We refer to Fannie Mae and Freddie Mac collectively as the “GSEs.” With GSE Approval, our customers who originate loans insured by NMIC may sell such loans to the GSEs (as of April 1, 2013 for Freddie Mac and as of June 1, 2013 for Fannie Mae). Our primary insurance subsidiary, NMIC, requires a certificate of authority, or insurance license, in each state or jurisdiction where we issue insurance policies. NMIC first applied for a certificate of authority in each of the 50 states and the District of Columbia ("D.C.") in June 2012. NMIC is currently licensed in 48 states and D.C. and commenced, on a limited test basis, writing insurance business on April 1, 2013. As of September 30, 2013, NMIC has insured under our primary mortgage insurance policy 22 loans with an aggregate unpaid principal balance of approximately $4.6 million, representing insurance risk-in-force of approximately $1.2 million. With respect to each policy, primary risk-in-force (“RIF”) is the product of an insured loan's coverage percentage (the level of insurance protection) specified in the policy multiplied by that loan's unpaid principal balance. Effective September 1, 2013, NMIC also insures under a pool mortgage insurance policy approximately 22,000 loans with an aggregate unpaid principal balance of approximately $5.2 billion, with net RIF of approximately $93.1 million, which represents the amount between a deductible payable by Fannie Mae on initial losses and a stop loss, above which, losses are borne by Fannie Mae.

Overview of the Private Mortgage Insurance Industry

The MI industry emerged in the United States in the 1880s and the first laws regulating MI were passed in New York in 1904. The industry grew in response to the real estate boom of the 1920s. Following the Great Depression, the federal government began insuring mortgages through the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”). The modern MI industry was established in the late 1950s to provide a private market alternative to federal government insurance programs, principally the FHA. MI covers losses of the insured institutions should homeowners default on their residential mortgage loans, up to pre-established coverage levels. MI enables consumers, especially first-time homebuyers, to finance homes with less than a 20% down payment, thereby expanding homeownership opportunities. Loans with less than 20% down payments are referred to as “low down payment” mortgages or loans in this prospectus.

Primarily as a result of their governmental mandate to provide liquidity in the secondary mortgage market, the GSEs are the principal purchasers of the mortgages insured by MI companies. The GSEs cannot buy low down payment loans without certain forms of credit enhancement, one of which is mortgage insurance. As a result, the nature of the MI industry in the United States is driven in large part by the requirements and practices of the GSEs. These requirements and practices, as well as those of the federal regulators that oversee the GSEs and lenders, impact the operating results and financial performance of companies in the MI industry.

The Federal Housing Finance Agency (“FHFA”) is the conservator of the GSEs. As their conservator, FHFA has the authority to control and direct the operations of the GSEs. In February 2011, the U.S. Department of the Treasury reported its recommendations regarding options for ending the conservatorship of the GSEs, and while it does not provide any definitive timeline for GSE reform, it does recommend substantially reducing the government's footprint in housing finance. In addition to providing the primary form of credit enhancement on low down payment loans purchased by the GSEs, MI also reduces the regulatory capital that depository institutions are required to hold against low down payment mortgages that they hold as assets.

The MI industry competes with governmental agencies and products designed to eliminate the need for MI. For primary business, we and other mortgage insurers compete directly with federal and state governmental and quasi-governmental agencies that sponsor government-backed mortgage insurance programs, principally the FHA and, to a lesser degree, the VA. During 2010, 2011 and 2012, the FHA's and VA's combined market share was approximately 84%, 77% and 68%, respectively of the total low down payment residential mortgages that were subject to governmental or private mortgage insurance, a substantial increase from an approximately 23% market share in 2007, according to statistics reported by Inside Mortgage Finance. As noted above, the combined market share of the FHA and VA has decreased each year since 2010, a trend that we believe has been positive for the MI industry. In our view, this decrease may have been influenced by increases in the cost of FHA insurance in recent years, the FHA's stricter guidelines, the inability of the borrower to cancel FHA mortgage insurance and the FHA pulling back from the market given its failure to meet its congressionally mandated capital requirements.

Market Opportunities

         The economic and housing market downturn that precipitated the financial crisis in 2008 had a profound impact on the private mortgage insurance industry. Legacy mortgage insurers sustained significant financial losses and depleted capital levels. Since 2007, three private mortgage insurers have ceased writing new business. To stabilize the disruption in the housing market resulting from the financial crisis, the Federal government, among other things, significantly expanded its role in the mortgage insurance market, but is now scaling back. We expect that, as the U.S. housing market continues to recover, the demand for private capital to insure mortgage risk and to facilitate secondary market loan sales will grow. As a mortgage insurer with a growing number of customers and a strong balance sheet unencumbered by legacy exposures, we believe we are positioned to benefit from a number of important market trends.

• Improving fundamentals of the housing market.  The U.S. housing market continues to recover from the financial crisis, with, as we discuss below, purchase money mortgage originations representing an increasing percentage of total originations, the rate of household formation growing, new housing starts and home sales increasing, mortgage foreclosure activity declining, and home prices increasing across most of the country from depressed levels. We believe that recent data supports continued recovery from the financial crisis:

○ Purchase mortgage originations were $503 billion in 2012, and are expected to grow by approximately 23% to $616 billion in 2013, per the Mortgage Bankers Association as of September 23, 2013.

○ Household formation was 1.0 million in 2012, compared to a financial crisis low of 0.4 million in 2008, per the U.S. Department of Commerce.

○ The S&P Case-Shiller 20 City Index of residential housing prices has increased over the past six quarters through June 30, 2013, and rose an aggregate of 12% for the twelve months ended June 30, 2013.

•  High credit quality of new mortgage originations.   The credit quality of a mortgage loan is driven primarily by the credit profile of the borrower, as well as the type and value of the housing collateral supporting the loan. Borrowers with strong credit profiles are generally less likely to become delinquent with payments or to default on their mortgage loans. Following the financial crisis, mortgage lenders have significantly tightened their underwriting standards, generally limiting the availability of loans to borrowers with high FICO scores and low ratios of debt to income who can fully document their income and assets. From 2010 through 2012, the average borrower FICO score on all mortgage loans originated in the United States and sold to the GSEs was 762, compared to 717 for the period from 2005 through 2007. Banks have largely stopped offering loans with certain characteristics that generated high levels of defaults and losses during the financial crisis, including interest only and negative amortization loans. We believe that prudent underwriting standards, higher credit quality borrowers, and lower mortgage default experience will translate into fewer claims for the mortgage insurance industry on policies written in the post-crisis period.

• Growing demand for private mortgage insurance.   In 2012, $547 billion, or 31.3%, of the $1.75 trillion aggregate mortgage originations were covered by mortgage insurance. Prior to the financial crisis, private mortgage insurers accounted for a majority of the insured mortgage origination market. From 1993-2007, private mortgage insurers covered, on average, 62% of total insured mortgage volume, per data from Inside Mortgage Finance. See charts within our Overview of the Private Mortgage Insurance Industry section. During the financial crisis, government agencies began to insure an increasing percentage of the market as legacy private mortgage insurers dealt with financial losses. Private mortgage insurers have since regained an increasing share of the insured mortgage market. These gains have been driven in part by multiple increases in the FHA's mortgage insurance premium rates and upfront fees since 2010, as well as the inflow of private capital into the sector to support new entrants and to recapitalize legacy private mortgage insurers. We believe the private mortgage insurance industry benefits from both a larger origination market and increased private mortgage insurance penetration.

• Significant barriers to entry.  We believe the private mortgage insurance industry has significant barriers to entry due to the substantial capital necessary to fund operations and satisfy GSE requirements, the need for a customer-integrated operating platform capable of issuing and servicing mortgage insurance policies, the competitive positions and established customer relationships of existing mortgage insurance providers, and in order to conduct MI business nationwide, the need to obtain and maintain insurance licenses in all 50 states and D.C. Additionally, the resource commitment required by customers, and larger lenders in particular, to connect to a new mortgage insurance platform, such as ours, is significant, and absent a critical need, such as the capital constraints in the MI industry during the financial crisis, they have historically in our view been reluctant to make such an investment. We were formed at a time when the severe dislocation in the private mortgage insurance industry caused by the financial crisis created a need for newly capitalized mortgage insurers and this has facilitated our efforts to establish relationships with lenders.

Our Strategy and Competitive Strengths

We believe the current environment provides an opportune time for a new mortgage insurer with no exposure to the recent financial crisis to enter the market. By entering the market at this time, we believe that we should be well positioned to profit from conservative underwriting standards, improving loss trends and attractive risk adjusted premium pricing levels.

Our business strategy is to become a leading national MI company with our principal focus on writing insurance on high quality, low down payment residential mortgages in the United States. As part of this strategy, we have near term objectives including:

• Obtaining outstanding certificates of authority, or state insurance licenses, and establishing effective rates and policy forms where required.  As of the date of this prospectus, NMIC is licensed in 48 states and D.C., has effective rates in 47 states and D.C. and effective policy forms in 46 states and D.C. Our objective is to obtain licenses, effective rates and policy forms in all 50 states and D.C. NMIC's application for a certificate of authority has not yet been accepted by the Wyoming Insurance Department for formal review due to our inability to meet the state's two year statutory seasoning requirement, which requirement can be waived by the Wyoming Insurance Commissioner. We have requested and been granted a hearing in December 2013 to present evidence in support of our assertion that sufficient grounds exist under Wyoming law for the Wyoming Insurance Commissioner to grant our request for a waiver of Wyoming's seasoning requirement. There can be no assurances that we will be granted a waiver in Wyoming. In Florida, on August 15, 2013, we re-filed NMIC's application for a certificate of authority following our withdrawal of our the application in May 2013 in response to a request by Florida's Office of Insurance Regulation ("FL OIR"). We have requested and been granted a hearing with the FL OIR in October 2013, at which we plan to address issues related to (i) the role of certain of our officers in their previous employment at PMI Mortgage Insurance Co. ("PMIC"), (ii) the lawsuit brought against us and certain of our officers and employees by the PMIC receiver and (iii) our eligibility for a seasoning waiver in Florida. There can be no assurances that our application for a certificate of authority in Florida will be approved. NMIC's application for approval of rates is pending in Washington and its applications for approvals of policy forms are pending in Maryland and Alaska.

• Evaluating risk in a timely fashion on all insured loans. Through our innovative underwriting solution, National MI TrueInsight SM , we intend to review every loan we insure through both our delegated and non-delegated channels. National MI TrueInsight SM solution confirms underwriting eligibility, either prior to loan closing in the non-delegated channel or through a post-closing underwriting review in the delegated channel. Our "Delegated Assurance Review" provides a review of each mortgage insurance policy issued by our customers under their delegated authority. This differs from other MI companies that typically underwrite a sampling of policies originated through their delegated underwriting channels. By underwriting each policy, we believe we can more effectively manage the risk characteristics in our portfolio and provide a high level of confidence to our lenders that valid claims will be paid. We also expect this process will allow us to provide our customers with timely, value-added feedback on the risk characteristics of their loan originations.

• Pursue new opportunities to source mortgage insurance business. Following the financial crisis and placement of the GSEs under the conservatorship of the FHFA in 2008, regulators have sought to develop strategies and programs to reduce U.S. taxpayer exposure to the mortgage markets and to transfer mortgage credit risk to the private market. We believe that this policy direction will continue, and may lead to additional opportunities for the mortgage insurance industry, and NMIC in particular. We have actively pursued the currently proposed GSE risk sharing programs and during the second fiscal quarter of 2013, NMIC bid on a pool insurance transaction proposed by Fannie Mae and NMIC was ultimately selected for the transaction. We intend to analyze future risk sharing transactions as they arise.

• Establishing customer relationships through our sales force of qualified mortgage professionals.  In order to develop a diverse customer base of mortgage originators, we believe we will ultimately need to have a sales force of qualified mortgage professionals that generally have well-established relationships with industry leading lenders and significant experience in both MI and mortgage lending. As of the date of this prospectus, we have hired approximately 30% of our target sales force staffing goal which we believe is well matched with our expense planning and operational readiness. Mortgage insurance is a highly competitive industry and therefore we believe establishing and maintaining relationships with many lending institutions is critical to our success. We believe our National Account sales team has made meaningful strides establishing relationships with the 36 most significant mortgage originators as defined by volume of originations and insured business, which we refer to as "National Accounts." As discussed below, to date 18 of our National Account lenders have agreed to use NMIC as a mortgage insurance provider. While we believe we have favorable relationships with these 18 National Accounts, they are not contractually or legally obligated to use NMIC as an MI provider or to deliver any level of business to us. In addition, our nationwide and regional sales teams have focused their efforts on attracting as customers local and regional mortgage loan originators throughout the United States. Our future efforts will continue to focus on growing our customer base.

•  Attracting and retaining our employee base. We believe our Company will be an attractive, stable place of employment, given that we are a well-capitalized insurance company that has made significant progress in commencing business in the MI marketplace, allowing us to attract what we believe to be a high-quality talent pool. We have grown from zero employees prior to our capitalization in April 2012 to over 120 employees as of September 30, 2013. We currently expect to have approximately 175 employees by the end of 2013.

•   Integrating electronically with mortgage lenders, the largest loan servicing systems and leading third-party origination systems.  Many of our customers will require us to have connectivity or be integrated with one or more of the largest loan servicing and/or leading third-party loan origination systems as a precursor to doing business with them. We have completed integration with two of the largest loan servicing systems, LPS MSP and Fiserv LoanServ™. We have also begun the process of integrating with the leading third-party loan origination systems, and expect to complete some of these integrations this year, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer® and Mortgage Builder. By mid-2014, we believe we will be integrated with the other leading third-party loan origination systems. We also intend to integrate directly with those lenders that maintain their own, proprietary loan origination and servicing system technologies, recognizing that the time-lines for these integrations are heavily dependent upon the lenders' internal technology resource time-lines and availability.

• Continuing development of our enterprise technology platform. We seek to continue to develop our enterprise technology platform to support our mortgage insurance operations, including underwriting, premium billing, policy servicing, and delinquency and claims management functions. In order to adequately support our mortgage insurance operations, we expect that, when completed and all components are fully integrated, our technology platform will allow us to: (i) obtain applications and supporting documentation from our lenders on an automated basis, thereby enabling lenders to submit insurance applications in an efficient manner and facilitating our risk review, (ii) obtain real-time data on performance of individual insured loans and programs, enabling a transparent and collaborative policy acquisition and underwriting process that should reduce response times, decrease costs and streamline communication with lenders, (iii) provide real-time feedback data for monitoring underwriting guidelines and for communicating to lenders the quality metrics and performance of the loans we insure, (iv) bill and collect premiums electronically and (v) adjust and settle claims.

•     Manage expenses to maximize operating leverage. We are constructing a brand new, scalable and flexible mortgage insurance platform that we believe can support significant growth with further investment. We believe that the scalability of our platform and our focus on controlling staffing, operating, capital and other expenses will allow us to deliver enhanced earnings over time. We believe that the benefits of an efficient expense structure provide us with greater flexibility.
•   Promote the role and benefits of private mortgage insurance by actively engaging with policymakers, regulators and industry participants. We believe that a strong, viable private MI market is a critical component of the U.S. housing finance system. Mortgage insurance provides private capital to mitigate mortgage credit risk within the system, supports increased levels of homeownership, offers liquidity and process efficiencies for lenders, and provides consumers with lower-cost products and increased choice of mortgage and homeownership options. We meet frequently with regulatory agencies, including our state insurance regulators and the FHFA, the GSEs, our customers and other industry participants to promote the role and value of private mortgage insurance and exchange views on the U.S. housing finance system. We believe we have a good relationship with our domiciliary regulator and often share our views on current matters regarding the MI industry. We actively participate in industry discussions regarding potential changes to the MI regulatory environment. We intend to continue to promote legislative and regulatory policies that support a viable and competitive private MI industry and a well-functioning U.S. housing finance system.
We intend to execute the above strategy, by taking advantage of the following competitive strengths:
•    Availability of capital to support growth. As a newly capitalized mortgage insurer, we do not have exposure to the losses caused by historical underwriting standards (which we believe to have been less than adequate) and declines in home values experienced during the recent financial crisis. We believe our current capital will support approximately $30 billion of insurance in force (“IIF”) while staying within the regulatory guidelines imposed by state insurance departments and the GSEs.
•    Conservative balance sheet with strong financial position and disciplined risk management philosophy. We believe that our strong financial position has been a critical component in gaining the confidence of our customers. We are not encumbered by a high risk, legacy book of business written during the credit bubble of the pre-2009 period. We have established risk management controls throughout our organization that we believe will support our continued financial strength. Risk management is deeply incorporated into our business decisions and processes, including customer and policy acquisition, underwriting and credit approval, ongoing portfolio monitoring, loss reserving and claims management, investment allocation and capital management.
•   Superior business practices and terms of trade. In addition, our advantage of being a new company, with unencumbered capital and an experienced management team allows us to offer credit risk solutions for our current and prospective customers that we believe are not currently offered by our competitors. We believe our products and services provide a more transparent and efficient method of placing mortgage insurance. Our underwriting guidelines, National MI TrueGuide SM, reflect what we believe are clear and straightforward eligibility requirements that are easy to follow.

           We believe our terms of trade offer a unique approach to rescission relief that sets us apart from other MI companies. Existing MI companies have rescinded or denied coverage on a significant number of mortgage insurance policies in recent years. We believe this has strained the relationship between a number of the mortgage originators and some existing mortgage insurers, providing an opportunity for a new entrant to more effectively compete with existing providers. Through our National MI SafeGuard SM  solution, after a borrower has timely made 18 consecutive monthly payments on a loan we insure, we have agreed that we will not rescind or cancel coverage of that loan for borrower fraud or underwriting defects. In addition, upon the borrower attaining 18 full and timely consecutive monthly payments, we have agreed to limitations on our ability to initiate an investigation of fraud or misrepresentation by our insureds or any other party involved in the origination of an insured loan, which we collectively refer to in our master policies as a "First Party." We believe the standard approach used by most MI companies is to provide this rescission relief with respect to underwriting defects and investigation of First Party fraud or misrepresentation after 36 months of full and timely consecutive monthly payments. We believe the terms of our insurance coverage described in our Master Policy Agreement will be favorably received by our customers, allowing us to gain market share from current providers. In addition, because we review every loan we insure as described above, we believe we are well aligned with the GSEs' desire that MI providers adopt up-front quality control practices that have the effect of giving insureds assurance of coverage after a borrower has timely made 36 months of loan payments or in the case of NMIC after only 18 months of loan payments.

•    Experienced management team with a focus on long-term value creation. We have assembled a senior management team with extensive experience developing and operating MI companies. Our Chief Executive Officer, Bradley M. Shuster, was responsible for international operations for PMIC, coordinating both acquisitions in Australia and de novo operations in Canada, Europe and Hong Kong. Before leaving PMIC in 2008, Mr. Shuster was responsible for the sale of PMIC's Australian operations to QBE Group for approximately $1.0 billion. In addition to Mr. Shuster, the other members of the Company's executive management team collectively average over 25 years of mortgage or financial services industry experience. See "Management — Directors and Executive Officers."

We believe our strategy and competitive strengths should provide for an efficient deployment of our capital and for strong overall risk management allowing us to operate profitably across market cycles.

Risk Factors

Investing in our common stock involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•    We are a development stage corporation that, prior to receipt of GSE Approval in January 2013, did not engage in any substantive insurance operations. Therefore, our operating history is not comparable to what we expect our future operations will be. In addition, we have a history of losses and expect to continue to report annual net losses in the near term; therefore, our ability to achieve profitability, if at all, is uncertain.

•   The success of our business is highly dependent on our ability to utilize technology to conduct business electronically with our customers. Our inability to timely meet the technological demands of our customers or to develop, enhance and maintain our technology platform could result in adverse effects to our business.

•     We believe that NMIC will require licenses in all 50 states and D.C. in order to conduct MI business with many, or potentially all, large national lenders, and NMIC may not be able to ultimately obtain licenses in all 50 states.

•    Changes in the business practices of the GSEs, including a decision to decrease or discontinue the use of MI, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses. In addition, the implementation of the Dodd-Frank Act and Basel III may negatively impact private mortgage insurers.

•    We, as well as our Chief Executive Officer, Chief Financial Officer, Chief Sales Officer and Vice President of Sales Operations, Analytics & Planning, are defendants in a lawsuit brought by the Receiver of PMI Mortgage Insurance Co. ("PMIC"). If the lawsuit is determined adversely to us we could face significant monetary damages or be required to remove the officers involved, and this litigation could adversely affect our ability to conduct insurance operations, including obtaining licenses in the two states (Florida and Wyoming) where we do not currently have them.

•   We are outsourcing a significant portion of our MI underwriting on certain loans to third party service providers. Should these service providers fail to adequately perform their underwriting services or place coverage on ineligible loans, we could experience increased losses on loans underwritten by them and our customer relationships could be negatively impacted.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” before deciding to invest in our common stock.

Additional Information

NMI Holdings, Inc. is a Delaware corporation incorporated on May 19, 2011 for the purpose of building an MI company, as discussed below. On November 30, 2011, we entered into an agreement with MAC Financial Ltd. to purchase MAC Financial and its Wisconsin-licensed subsidiaries, which acquisition was completed on April 24, 2012. Prior to acquisition, MAC Financial and its insurance subsidiaries were primarily engaged in start-up related activities, such as commencing the initial work on an insurance management system, starting the state licensing process, completing the initial GSE applications and beginning to hire personnel. Prior to acquisition by NMIH, none of MAC Financial's insurance subsidiaries had written any MI. As consideration for the acquisition, MAC Financial Ltd. received 250,000 shares of our common stock, a warrant to purchase 678,295 shares of our common stock and $2.5 million in cash consideration (the "MAC Acquisition"). MAC Financial's insurance subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance Inc One and Mortgage Assurance Reinsurance Inc Two, each a Wisconsin corporation, were renamed National Mortgage Insurance Corporation (“NMIC”), National Mortgage Reinsurance Inc One (“NMRI One”) and National Mortgage Reinsurance Inc Two (“NMRI Two”), respectively. The stockholders of MAC Financial Ltd. have resolved to wind up its affairs pursuant to a members voluntary liquidation under Bermuda law, and have appointed a liquidator for that purpose.  The shares of our common stock and the warrant previously held by MAC Financial Ltd. have been divided and distributed to its former stockholders. On September 30, 2013, we merged MAC Financial Holding Corporation into NMIH, with NMIH surviving the merger, and we merged NMRI Two into NMIC, with NMIC surviving the merger.

On April 24, 2012, we also completed a private placement of 55,000,000 shares of our common stock for gross proceeds of $550 million. We received net proceeds of approximately $510 million, after the initial purchaser's discount and placement fees and after our offering expenses. Pursuant to the terms of the offering, we were able to access approximately $32 million to cover operating expenses while the remaining proceeds from the offering were placed in investment accounts which could not be utilized by us for operating activities until we received GSE Approval. Upon receipt of GSE Approval on January 15, 2013, the funds in the investment accounts became available for operating activities.

Also on April 24, 2012, as part of the consideration for the line of credit it granted to us to pay for costs associated with our formation and capitalization, including some of the expenses of the private offering described in the preceding paragraph, we issued to FBR Capital Markets LT, Inc. a warrant to purchase up to 313,870 shares of our common stock (the "FBR Warrant"). FBR Capital Markets LT, Inc. subsequently assigned the FBR Warrant to FBR Capital Markets & Co.

Prior to the completion of the MAC Acquisition, our activities were focused on organizational development, capital raising and other start-up related activities. Additionally, for the period from May 19, 2011 through the date of this filing our efforts have been primarily directed toward building the foundation of the Company which would allow us to write MI. These efforts included, among other things, attracting an executive management team and other key officers and directors, attracting and hiring staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE Approval. We commenced writing MI in April 2013 through NMIC.

Our principal executive offices are located at 2100 Powell Street, 12th Floor Emeryville, CA. 94608. Our main telephone number is (855) 530-NMIC (6642), and our website is www.nationalmi.com. Our website, and the information contained on or accessible through our website, are not part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an "emerging growth company" or "EGC" as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act. As an emerging growth company, a company may elect to take advantage of the reduced disclosure requirements available to emerging growth companies under the JOBS Act about its executive compensation arrangements and the presentation of selected financial data for periods prior to the earliest audited period presented in a prospectus and an exemption from the auditor attestation requirement in the assessment of internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

As a result of our qualification as an EGC, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. For example, as an EGC, we are relieved from certain significant requirements, including an exemption from compliance with Section 404(b) of Sarbanes-Oxley, which otherwise would have required our auditors to attest to and report on our internal control over financial reporting. In addition, it is possible that some investors will find our common stock less attractive as a result of any elections we may make under the JOBS Act, which may result in a less active trading market for our common stock and more volatility in our share price.

We may take advantage of these provisions until we are no longer an EGC. We will remain an EGC until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (iii) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common shares which are held by non-affiliates exceeds $700 million as of the prior June 30th, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We expect to retain our status as an EGC through the remainder of this year. We believe that there is a substantial possibility that our ability to take advantage of any of the JOBS Act elections will cease at year end 2014, depending in large part on the market value of our equity at that time, as we believe that we will no longer meet all of the requirements to be considered an EGC at that point.

The Offering
Issuer	NMI Holdings, Inc.

Common stock offered by us	shares of common stock.
Common stock offered by the selling stockholders	shares of common stock.

Offering Price Range	Between $ and $ per share of common stock.
Over-allotment option
The underwriters may also purchase up to an additional shares of common stock from us and an additional shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days of this prospectus to cover overallotments, if any.

Common stock to be outstanding immediately after this offering	shares of common stock.(1)

Use of proceeds
Assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $         (or $         if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use our net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have never paid cash dividends to holders of our common stock. We do not expect to declare or pay any cash or other dividends on our common stock in the foreseeable future.

Listing	We have applied to list our common stock on the NASDAQ under the symbol "NMIH."

Risk factors	Please read the section entitled “Risk Factors” beginning on page 14 for a discussion of some of the factors you should consider before buying our common stock.

(1)    Based on 55,637,480 shares of our common stock issued and outstanding as of September 30, 2013, and includes 137,380 shares that were issued upon vesting of restricted stock units issued under the 2012 Stock Incentive Plan. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 6,354,785 shares of our common stock comprising:
• 313,870 shares of our common stock issuable upon exercise of the FBR Warrant;
• 678,295 shares of our common stock issuable upon exercise of warrants that were initially issued to MAC Financial Ltd. in connection with the MAC Acquisition. The stockholders of MAC Financial Ltd. have resolved to wind up its affairs pursuant to a members voluntary liquidation under Bermuda law, and have appointed a liquidator for that purpose.  The warrants previously held by MAC Financial Ltd. have been divided and distributed to its former stockholders;
• 3,063,878 shares of our common stock issuable upon exercise of outstanding stock options, 659,723 of which are currently exercisable;
• 1,248,650 shares of our common stock issuable upon vesting of restricted stock units; and
• An aggregate of 1,050,092 shares of our common stock reserved for issuance under the 2012 Stock Incentive Plan.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

 The following tables set forth our summary selected historical consolidated financial data. You should read this information in conjunction with “Selected Condensed Historical Financial Information,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. References in this prospectus to "Successor" refer to the Company on or after April 24, 2012 and references to "Predecessor" refer to MAC Financial Holding Corporation prior to April 24, 2012.
The summary historical consolidated financial statements of the Company (Successor entity) are set forth below as of and for the six months ended June 30, 2013 and June 30, 2012, as of and for the year ended December 31, 2012, as of December 31, 2011, for the period May 19, 2011 (date of inception) through December 31, 2011 and for the period May 19, 2011 (date of inception) through June 30, 2013. The summary financial information presented is derived from our audited or unaudited interim consolidated financial statements included elsewhere in this prospectus.
We have included the summary historical consolidated statements of operations of our Predecessor entity as of and for the period January 1, 2012 through April 24, 2012 (date of purchase of Predecessor entity), as of and for the year ended December 31, 2011, and for the period from July 6, 2009 (date of inception of Predecessor entity) through April 24, 2012.
We have also included the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012, which combines the Predecessor's consolidated income statement for such period with the Successor's consolidated income statement, which are included elsewhere in this prospectus, giving effect to the MAC Acquisition as if it had occurred on January 1, 2012. Because there was an immaterial level of operations during this pro forma period, totaling approximately $9,000, we do not further discuss the pro forma presentation in this prospectus.
We were formed in May 2011. Prior to the completion of the MAC Acquisition on April 24, 2012, our activities were focused on organizational development, capital raising and other start-up related activities. Additionally, for the period from May 19, 2011 through the date of this filing, our efforts were primarily directed toward building the foundation of the Company which would allow us to write mortgage insurance. These efforts included, among other things, building an executive management team and hiring other key officers and directors and staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE Approval.
In April 2012, we raised net proceeds of approximately $510 million in a private placement of our common stock and completed our acquisition of MAC Financial, a Delaware corporation, and its Wisconsin-licensed subsidiaries, including NMIC. The proceeds from the private placement were and will be primarily used to capitalize our MI subsidiaries and fund our operating expenses until our MI subsidiaries generate positive cash flows. We recently commenced issuing mortgage insurance policies in April 2013. Therefore, our results of operation following our receipt of GSE Approval cannot be meaningfully compared to our operations prior thereto.

CONSOLIDATED STATEMENTS OF OPERATIONS
	SUCCESSOR					PRO FORMA	PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					NMI Holdings, Inc. (A Development Stage Company)	MAC Financial Holding Corporation (A Development Stage Company)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011	For the Period May 19, 2011 (inception) to June 30, 2013	For the Year Ended December 31, 2012	For the Period January 1, 2012 to April 24, 2012	For the Year Ended December 31, 2011	For the Period July 6, 2009 (inception) to April 24, 2012
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(In Thousands, except per share data)					(In Thousands, except per share data)	(In Thousands)
Revenues
Direct premiums written	$1	$—	$—	$—	$1	$—	$—	$—	$—
(Increase) decrease in unearned premiums	—	—	—	—	—	—	—	—	—
Net premiums earned	1	—	—	—	1	—	—	—	—
Net investment income	1,817	—	6	—	1,823	6	—	—	—
Other revenue	(599)	—	278	—	(321)	278	—	2	18
Total Revenues	1,219	—	284	—	1,503	284	—	2	18
Expenses
Payroll and related	13,806	1,829	11,559	—	25,365	11,559	—	334	2,402
Share-based compensation	6,859	1,046	6,115	—	12,974	6,115	—	—	—
Professional fees	5,160	840	4,242	1,248	10,650	4,246	—	21	1,939
Depreciation	1,847	—	3	—	1,850	3	4	14	33
Other	1,773	2,867	5,856	101	7,730	5,863	6	237	1,285
Total Expenses	29,445	6,582	27,775	1,349	58,569	27,786	10	606	5,659
Net loss	$(28,226)	$(6,582)	$(27,491)	$(1,349)	$(57,066)	$(27,502)	$(10)	$(604)	$(5,641)

Share Data
Basic and Diluted loss per share	$(0.51)	$(0.33)	$(0.73)	$(13,490.00)	$(1.81)	$(0.73)
Book value per share	$8.20	$9.10	$8.81	$(13,490.00)	$8.20	$8.81
Weighted average common	55,565,374	20,126,474	37,909,936	100	31,448,608	37,909,936
Shares outstanding	55,637,480	55,500,100	55,500,100	100	55,637,480	55,500,100

CONSOLIDATED BALANCE SHEETS
	SUCCESSOR					PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					MAC Financial Holding Corporation (A Development Stage Company)
	June 30, 2013	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011	April 24, 2012	December 31, 2011
	(unaudited)	(as adjusted)	(unaudited)
	(In Thousands)					(In Thousands)
Cash and cash equivalents	$25,941		$502,981	$485,855	$—	$17	$17
Restricted cash	—		20,830	40,338	—	—	—
Investment securities	427,472		—	4,864	—	—	—
Accrued investment income	2,105		—	—	—	—	—
Goodwill and other intangible assets	3,634		4,702	3,634	—	—	—
Software and equipment, net	8,786		5,184	7,550	—	2,887	2,891
Other assets	1,012		317	526	210	12	19
Total Assets	$468,950		$534,014	$542,767	$210	$2,916	$2,927
Accounts payable and accrued expenses	$6,416		$3,110	$8,708	$1,354	$1,467	$1,227
Purchase fees and purchase consideration payable	—		20,830	40,338	—	—	—
Warrant liability	5,921		5,120	4,842	—	—	—
Other liabilities	133		—	133	205	—	240
Total Liabilities	12,470		29,060	54,021	1,559	1,467	1,467
Total Stockholders' Equity (Deficit)	456,480		504,954	488,746	(1,349)	1,449	1,460
Total Liabilities and Stockholders' Equity	$468,950		$534,014	$542,767	$210	$2,916	$2,927

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, operating results and cash flow. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.
This registration statement contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements, including any such statements made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Risk Factors Relating to Our Business Generally
We are a development stage corporation that, prior to receipt of GSE Approval in January 2013, did not engage in any substantive insurance operations. Therefore, we do not have a track record or operating history on which investors may rely for purposes of projecting our future operating results.
We are a development stage corporation that received GSE Approval in January 2013. We did not engage in any substantive operations (including writing MI) prior to receipt of GSE Approval and, therefore, do not have a track record or operating history on which investors may rely for purposes of projecting future operating results. Having no insurance operating history, we are subject to substantial business and financial risks and could suffer significant losses, all of which are difficult to predict. We are seeking to develop business relationships, develop and implement our technology platform, gain customers, establish operating procedures, continue to hire staff and complete other tasks appropriate for the conduct of our intended business activities. Our success will also be dependent upon our ability to implement the operating procedures we have established, and continue to develop the internal controls (including the timely and successful implementation of information technology systems and programs) to effectively support our business and our regulatory and reporting requirements. In addition to the foregoing, as a new company with no insurance operating history, we do not have all the necessary licenses and authorizations to operate the insurance business described in this prospectus in all of the United States. As of the date of this prospectus, we have obtained certificates of authority to write MI business in 48 states and D.C. We do not yet have certificates of authority in Florida or Wyoming. Of the 48 states and D.C. where we obtained certificates of authority, we have effective rates in all jurisdictions other than the state of Washington and authorized policy forms in all jurisdictions other than Maryland and Alaska. Further, industry conditions may change by the time we are able to start operating in a manner that may adversely affect the development of our business, and there can be no assurance that we will be successful in our efforts to develop our business or obtain the necessary licenses and authorizations in a timely manner, if at all.
We have reported net losses since our inception, expect to continue to report annual net losses in the near term, and cannot assure you when we will achieve profitability.
We have reported net losses since our inception. For the six months ended June 30, 2013 we reported a net loss of $28.2 million and for the year ended December 31, 2012, we reported a net loss of $27.5 million. We currently expect to continue to report annual net losses in the near term, the size of which will depend primarily on the amount of insurance business we can transact and the returns generated from our investment portfolio. We expect that cash and investments and projected cash flows from operations will provide us with sufficient liquidity to fund our anticipated growth by providing capital to increase our insurance company surplus as well as for payment of operating expenses through 2015, at which point we currently expect we will need to raise additional capital. Any such capital raise may be in the form of debt, preferred equity, or common equity and may be senior to our common stock and may result in dilution to you. No assurance as to the ultimate availability, costs or other terms of any such additional capital can be given at this time. We cannot assure you when, or if, we will achieve profitability. Conditions that could delay our profitability primarily include our ability to obtain and maintain certificates of authority from state insurance departments, fully develop and implement our enterprise technology platform, attract and retain a diverse customer base, maintain GSE eligibility, and to a lesser extent, include increasing unemployment rates, decreasing housing values, and unfavorable resolution of ongoing legal proceedings.
As a participant in the mortgage lending and MI industry, we rely on e-commerce and other technologies to conduct business with our customers. Our inability to meet the technological demands of customers could adversely impact our business, financial condition and operating results.
As a participant in the mortgage lending and MI industry, we rely on e-commerce and other technologies to provide and expand our products and services. Customers require us to provide certain products and services in a secure manner, electronically via the Internet or electronic data transmission, and we will process a significant amount of our new insurance written and claims electronically. Accordingly, we are investing resources in establishing and maintaining electronic connectivity with customers and, more generally, in e-commerce and technological advancements. In order to integrate electronically with mortgage lenders, we will need to connect our systems to the industry's largest mortgage servicing systems and leading third-party loan origination systems. As discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Operating Results — Development of Our IT Platform," we have begun the process of integration with the largest loan servicing and leading third-party loan origination systems. We expect this integration process may take a significant amount of time before it is complete. We are also working to integrate directly with those lenders that maintain their own, proprietary loan origination and servicing system technologies, recognizing that the timelines for these integrations are heavily dependent upon the lenders' internal technology resources. Our inability to continue to make progress with these e-commerce connections could negatively impact our ability to attract as customers the larger mortgage lenders who rely on these connections to do business. Many customers require us to have such connectivity in place as a precursor to doing business with them. Our business, financial condition and operating results may be adversely impacted if we do not successfully establish these arrangements or otherwise keep pace with the technological demands of customers.
If we, together with third parties with whom we have contracted, are unable to develop, enhance and maintain our technology platform with respect to the products and services we offer, our business and financial performance could be significantly harmed.
As discussed below in this prospectus, we are developing an enterprise technology platform designed to support our mortgage insurance operations. If our technology platform fails to perform in the manner we expect, our business, financial condition and operating results will be significantly harmed. Further, if we are unable to timely and effectively enhance our platform when necessary to support our current and future business functions, our business would be negatively impacted. Until we reach a significant volume of mortgage insurance applications through our policy acquisition system, and even if we reach a significant volume, we cannot be assured that we will not experience difficulties. The success of our business will be dependent on our ability to resolve any issues identified with our technology platform during operations and to make timely improvements. Further, we will need to match or exceed the technological capabilities of our competitors over time. We cannot predict with certainty the cost of such maintenance and improvements, but failure to make such improvements could have an adverse effect on our business, financial condition and operating results.
In addition, we have contracted with a number of third parties in connection with the development and operation of the platform and rely on these third parties to competently perform their obligations in a timely manner. Any failure to maintain acceptable arrangements with these third parties, or the failure of any of these third parties to perform and/or deliver in an acceptable and timely manner, could have an adverse effect on our business, financial condition and operating results.
If we are unable to enhance, augment and maintain our insurance management system (which we refer to as "IMS") we purchased in connection with the MAC Acquisition our business and financial performance could be significantly harmed.
As part of the MAC Acquisition, we acquired IMS, which is a major component of our technology platform (which we refer to as "AXIS"). After the acquisition of IMS, business analysis and development efforts pursued over the ensuing months revealed that IMS would require greater modifications and enhancements than originally anticipated in order to adequately and acceptably interface with our customers, underwrite their mortgage insurance, bill and collect the premiums due to us, run relevant internal and external reports on our current book of business and process and pay our customers' claims in a timely manner. Given the time required to upgrade the policy acquisition and underwriting modules of IMS, we determined that the modules of IMS that support policy servicing, billing, and delinquency and claims management would not effectively and efficiently support our business needs based on our projected volume and customer experience we desire. As such, we made the business decision in the second quarter of 2013 to pursue the development of new modules to support these business functions, which development may increase our development costs. There is no assurance we will be able to build these capabilities, that our customers will accept any short-term, work around solutions or that we will be able to make any of these system modifications or enhancements in a timely manner. Furthermore, such system development and enhancement efforts are critical to having and maintaining a fully operational business and technology platform, as specifically required in our approval conditions from the GSEs. Any significant shortfall in these technology enhancements or negative variance in the time-line in which the system functionality is delivered could have an adverse impact on our business, financial condition and operating results.

We may not receive, or be able to retain, licenses in all states, which would hamper our ability to issue MI on a nationwide basis.
In addition to GSE Approval, in order to transact MI on a nationwide basis NMIC must receive certificates of authority in each of the 50 states and D.C. As of the date of this prospectus, NMIC has obtained certificates of authority in 48 states and D.C. NMIC has not yet received certificates of authority in Wyoming or Florida.
NMIC's application for a certificate of authority has not yet been accepted by the Wyoming Insurance Department for formal review due to our current inability to meet Wyoming's seasoning requirement. Like most of the other states in which NMIC is licensed, Wyoming has a statutory seasoning requirement, which requires an applicant for admission to Wyoming to have transacted insurance for two years in its state of domicile prior to being admitted to Wyoming. The Wyoming Insurance Commissioner has the discretion to waive the requirement, however, if he or she finds that the applicant insures against special hazards to property or liability for which, in the Commissioner's opinion, adequate provision is not already made by insurers already authorized in the state. We requested a waiver under the foregoing provision; however, the Wyoming Insurance Commissioner did not agree to grant the waiver. We have requested and been granted a hearing before an administrative law judge (ALJ) in December 2013 to present evidence in support of our assertion that sufficient grounds exist under Wyoming law for the Wyoming Insurance Commissioner to grant our request for a waiver of Wyoming's seasoning requirement. The ALJ will issue a recommended decision, which the Commissioner may adopt, modify or reject altogether and issue his own decision. There can be no assurances that we will prevail in the hearing and that a seasoning waiver will be granted. If the refusal to grant us a seasoning waiver is upheld, we will have the right to appeal to the Wyoming courts. If a waiver is granted, we expect that the Wyoming Insurance Department will review NMIC's application for a certificate of authority in Wyoming. We intend to provide all information requested by the Wyoming Insurance Department but cannot guarantee that we will obtain a certificate of authority in Wyoming even if a seasoning waiver is granted.
In May 2013, we withdrew NMIC's application for a license in Florida in response to a request by Florida's Office of Insurance Regulation ("FL OIR"). On August 15, 2013, we refiled NMIC's application for a certificate of authority in Florida. We have requested and been granted a hearing with the FL OIR in October 2013 on our licensing application. The FL OIR has asked us to address issues related to (i) the role of certain of our officers in their previous employment at PMIC, (ii) the litigation pending against us and certain of our officers and employees brought by the PMIC receiver and (iii) our eligibility for a seasoning waiver in Florida. The FL OIR is in the preliminary phase of its review, and there can be no assurance whether the FL OIR will require additional documentation and other information in order to proceed with reviewing our application. Although we will present our case as to why our application should be approved at our October 2013 hearing and intend to provide all information requested by the FL OIR in the licensing process, we cannot guarantee that this information will be satisfactory to the FL OIR and cause it to ultimately approve our application for a license.
There can be no assurance that we will receive certificates of authority in Wyoming and Florida in a timely manner, if at all. The insurance regulatory authorities in these states have considerable discretion as to whether to grant us a certificate of authority. Unless and until we are successful in obtaining these licenses, our mortgage insurance business will be confined to those states where we have been issued a certificate of authority and where our forms and rates have been approved. In addition, certain lenders may require that we hold certificates of authority in all, or nearly all, states before they are willing to do business with us, which could also have an adverse effect on the volume of business we are able to write.
We may not receive, or be able to retain, rate and form approvals in all states, which would hamper our ability to issue MI on a nationwide basis.
We intend to write MI business in the 50 states and D.C. In addition to needing to obtain certificates of authority in each of these jurisdictions, many of the states require approval of our insurance rates and/or policy forms before we may issue insurance policies in those states. Of the states in which NMIC has received certificates of authority, NMIC currently has effective rates in 47 states and D.C. and effective policy forms in 46 states and D.C. NMIC's application for approval of rates is pending in the state of Washington and its applications for approvals of policy forms are pending in Maryland and Alaska. Until such time as we receive the additional approvals of rates and policy forms that we need, our ability to provide MI will be geographically limited to those states in which NMIC has obtained certificates of authority as an insurance company and the necessary rate and form approvals. These geographic limitations could have an adverse effect on the volume of business we are able to write. There are no assurances that we will receive rate and form approvals in the remaining states in a timely manner, if at all. If we fail to do so, our business, financial condition and operating results may be adversely affected.
We are outsourcing the underwriting of our mortgage insurance on certain loans to third-party service providers. If these service providers fail to adequately perform their underwriting services or place coverage on ineligible loans, we could experience increased losses on loans underwritten by them and our customer relationships could be negatively impacted.
If our underwriting service providers fail to adequately perform their underwriting services, including mishandling of customer inquiries or an inability to underwrite a sufficient volume of applications per day, we may lose opportunities to place mortgage insurance coverage on particular loans, our reputation may suffer, and customers may choose not to do business with us at all. In addition, if our underwriting service providers place coverage on loans that are ineligible for coverage under our underwriting guidelines, our risk of loss will be increased on those loans or the premiums we charge will be inadequate to the risk presented. We do not have the right under our mortgage insurance policies to cancel coverage of an ineligible loan as a result of an underwriting vendor's inappropriate decision. Further, other than being able to terminate our contracts, we do not have explicit monetary contractual remedies against these service providers in the event we are obligated to pay claims on ineligible loans that vendors improperly agreed to insure on our behalf. If these service providers fail to adequately perform their underwriting services or consistently place coverage on ineligible loans, we could experience increased losses on loans underwritten by them and our customer relationships could be negatively impacted, which would have an adverse impact on our business, financial condition and operating results.
We currently intend to perform a post-close underwriting review of every loan that has been insured through our delegated mortgage insurance program within the first months of coverage, which will increase our costs of doing business and could negatively impact our ability to compete. In addition, a delegated lender could commit us to insure loans with unacceptable risk profiles before we discover and remedy the problem.
Our delegated underwriting program permits lenders who are approved by us to bind coverage on our behalf, so long as the insurance decision is consistent with applicable eligibility and underwriting criteria. Historically, delegated underwriting of mortgage insurance by lenders has been perceived by both lenders and MI companies as affording mutually beneficial efficiencies to the mortgage underwriting process. Compared to the prevailing delegated programs of our competitors, our delegated program is costlier and less efficient for us and our customers. The terms of coverage that apply to loans insured under our delegated program require the lenders to submit complete loan origination files to us within 60 days of the coverage effective dates. To comply with the loan file delivery requirement, our customers' processes would likely need to be modified, which will require the expenditure of greater resources on their part and could have the effect of driving our customers to choose our competitors' products over ours. In addition, we intend to conduct a post-close underwriting review (with the assistance of third-party service providers) of every loan insured under our delegated program to determine whether such loans meet applicable eligibility and underwriting criteria. While we believe our timely post-close review will afford greater certainty of coverage to our customers, this process could significantly increase our costs of doing business compared to our competitors. In addition, a lender could commit us to insure loans with unacceptable risk profiles before we discover the problem and terminate that lender's delegated underwriting authority or pursue other rights that may be available to us, such as our rights to rescind coverage or deny claims. For these reasons, the structure of our delegated program could negatively impact our ability to compete, which would have an adverse effect on our business, financial condition and operating results.
Our mortgage insurance master policies contain restrictions on our ability to rescind coverage for fraud and underwriting defects, and if we were to fail to timely discover any such fraud or underwriting defects, our rights of rescission would be significantly limited, and we could suffer increased losses as a result of paying claims on loans with unacceptable risk profiles.

Under our mortgage insurance policies, after a borrower has timely made 18 consecutive monthly payments on a loan we insure, we have agreed that we will not rescind or cancel coverage of that loan for borrower fraud or underwriting defects. In addition, upon the borrower attaining 18 full and timely consecutive monthly payments, we have agreed to limitations on our ability to initiate an investigation of fraud or misrepresentation by our insureds or any other party involved in the origination of an insured loan, which we collectively refer to in our master policies as a "First Party." Although we have processes in place to review every loan we insure, we may not discover fraud and/or underwriting defects prior to a borrower making the 18th payment. If this were to occur, we would be contractually prohibited from exercising our rights of rescission for borrower fraud; our rights to investigate potential First Party fraud or misrepresentation would be curtailed; and we may be obligated to pay claims on certain loans with unacceptable risk profiles or which failed to meet our underwriting guidelines at the time of origination. As a result, we could suffer significant unexpected losses, which could adversely impact our business, financial condition and operating results.
NMIC is required to maintain minimum capital under its agreements with the GSEs and certain states, and if NMIC falls below these capital requirements or exceeds certain risk-to-capital ratios, we could be required to cease writing business in these states and would likely lose our GSE eligibility, either of which would adversely impact our business, financial condition and operating results.
As a condition of GSE Approval, we have agreed with Fannie Mae and Freddie Mac to limit NMIC's risk-to-capital ("RTC") ratio to no greater than 15 to 1 and to maintain total statutory capital of at least $150 million for a three year period ending on January 15, 2016. After that date, we agree to comply with the risk-to-capital ratios that are imposed in the GSEs' then existing eligibility requirements. As part of our process of obtaining certificates of authority, NMIC entered into risk-to-capital agreements with the California Insurance Department, the Missouri Department of Insurance, the New York State Department of Financial Services, the Ohio Department of Insurance and the Texas Commissioner of Insurance. These agreements require NMIC to maintain a risk-to-capital ratio not to exceed 20 to 1 until January 15, 2016. If our business grows faster (i.e. our risk-in-force grows faster than expected) or is less profitable than expected (i.e. our revenues do not generate the return we expect), our actual RTC ratios over the short to mid-term could exceed our expected RTC ratios and could begin to approach the limits to which we are subject, which could require us to raise additional capital or enter into alternative arrangements to reduce our risk-in-force ("RIF"), including through reinsurance. With respect to each policy, primary RIF is the product of an insured loan's coverage percentage (the level of insurance protection) specified in the policy multiplied by that loan's unpaid principal balance. We can give no assurances that our efforts to raise capital or reduce our RIF would be successful. If we are unable to raise additional capital or enter into alternative arrangements to reduce our RIF, we may exceed the GSE and/or state-imposed capital requirements. If this were to occur, we may lose our GSE eligibility and/or may be required to cease transacting new business in these states, which would substantially impair our business and adversely impact our financial position and operating results.
Our insurance subsidiary is subject to state insurance department capital adequacy requirements, which if breached, could result in NMIC being required to cease writing new business or lose GSE eligibility.
NMIC's principal regulator is the Wisconsin Office of Commissioner of Insurance ("Wisconsin OCI" or "WOCI"). Under applicable Wisconsin law, as well as that of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to the risk-in-force in order for the mortgage insurer to continue to write new business. We refer to these requirements as the “RTC requirement.” While formulations of minimum capital may vary in each jurisdiction that has such a requirement, the most common measure applied allows for a maximum permitted RTC ratio of 25 to 1. Wisconsin and certain other states, including California and Illinois, apply a substantially similar requirement referred to as minimum policyholders' position.

Accordingly, if we fail to meet the capital adequacy requirements in one or more states, we could be required to suspend writing business in some or all of the states in which we do business.
Our inability to timely attract and retain the largest mortgage originators as customers could negatively impact our ability to achieve our business goals.
The success of our mortgage insurance business is highly dependent on our ability to attract and retain as customers the largest mortgage originators in the United States. To that end, we have identified 36 lenders and classified them as our National Accounts. These National Accounts generally represent the nation's largest home mortgage lenders. These lenders originate loans through their retail channels, as well as purchase loans from other originators, including the smaller correspondent lenders. Within the National Accounts, there are approximately five national mortgage originators who we consider critical to the achievement of our business goals because of their dominant market share. As a result of their size and market share, these entities originate a significant majority of low down payment mortgages in the United States and, therefore, influence the size of the MI market. In order to insure low down payment loans originated by these five largest originators, we must first obtain their respective approvals as an authorized MI provider and achieve connectivity with their loan origination systems and servicing platforms. The process of obtaining such approvals and integrating our systems is time-consuming and requires the dedication and coordination of significant resources by us and the lenders. There is no assurance we will receive approvals from these lenders to do MI business in this channel in a timely manner or at all. If we cannot timely obtain such approvals, or fail to obtain and retain one or more approvals, our business, financial condition and operating results could be adversely impacted.
If we ultimately gain these entities as customers, we cannot be certain that any loss of business from a single lender would be replaced from other new or existing lending customers in the industry. Such lending customers may decide to write business only with certain mortgage insurers based on their views with respect to an insurer's pricing, underwriting guidelines, loss mitigation practices, financial strength or other factors. Our customers may choose to diversify the mortgage insurers with which they do business, which could negatively affect our level of new insurance written and our market share. In addition, our master policies do not, and by law cannot, require our customers to do business with us. The loss of business from a significant customer could have an adverse effect on the amount of new business we are able to write, and consequently, our financial condition and operating results.
The mortgage market is dominated by the largest mortgage originators. We have identified thirty-six lenders as critical to our success and termed these lenders our National Accounts. If these lenders experience disruptions to their ability to originate mortgage loans, our business and financial performance could suffer.

Maintaining business relationships and new origination volumes with these National Accounts, particularly those who we believe to be the largest five originators, once they become customers, will be critical to the success of our business. The economic downturn and challenging market conditions of the recent past have adversely affected the financial condition of a number of them. If the U.S. economy fails to fully recover or re-enters a recessionary period, these lenders could again become subject to serious financial constraints that may jeopardize the viability of their business plans or their access to additional capital, forcing them to consider alternatives such as bankruptcy or consolidation with others in the industry. If this were to happen to any of our National Accounts the overall health of the U.S. mortgage origination market would be negatively impacted. The loss of business from a significant customer could have an adverse effect on the amount of new business we are able to write, and consequently, our financial condition and operating results.

There can be no assurance that the GSEs will continue to treat us as a qualified mortgage insurer in the future.
Fannie Mae and Freddie Mac have imposed certain capitalization, operational and reporting conditions in connection with their recent approvals of NMIC as a qualified mortgage insurer. Some of these conditions remain in effect for a three-year period from the date of GSE Approval, while others do not expressly expire. Even though we have received GSE Approval to be a qualified mortgage insurer, there can be no assurance that the GSEs will continue to treat us as a qualified mortgage insurer in the future or, alternatively, they could, in their own discretion, require additional limitations on certain of our activities and practices in order to remain qualified. Such additional limitations could limit our operating flexibility and the areas in which we may write new business. The GSEs, as major purchasers of conventional mortgage loans in the United States, will likely be the primary beneficiaries of our MI coverage. If, in the future, either or both of the GSEs were to cease to consider us a qualified mortgage insurer and, therefore, cease accepting our MI products, our business, financial condition and operating results would be adversely impacted.
Under the terms of the GSE Approval, either or both of the GSEs could require us to redomicile from Wisconsin to another state, which, if required, could have an adverse impact on our business, financial condition and operating results.
Under the terms of Fannie Mae's and Freddie Mac's respective approvals of NMIC as a qualified mortgage insurer, each GSE has the right to require NMIC to redomicile to another state approved by such GSE. If either or both of the GSEs were to require that NMIC redomicile to another state, the process to redomicile would likely be time consuming and could strain Company resources. Moreover, redomicile is subject to approval by both current and proposed state insurance regulators, a process which would place further strain on Company resources. NMIC's primary insurance regulator is currently the Wisconsin OCI. If NMIC were required to redomicile to another state of the GSEs' choosing, NMIC's primary insurance regulator would change and become the insurance regulator in the new state of domicile. If this were to occur, there is no assurance that the regulations of the state of domicile will be similar to the regulations of the Wisconsin OCI or that NMIC would develop a favorable relationship with the new regulator. A requirement to redomicile could slow or prevent the successful execution of our plan of operations, which could adversely impact our business, financial condition and operating results.
We expect to face intense competition for business in our industry from existing MI providers and potentially from new entrants. If we are unable to compete effectively, we may not be able to gain market share and our business may be adversely affected.

The MI industry is highly competitive. We intend to compete with other private mortgage insurers based on our financial strength, underwriting guidelines, clear coverage terms, customer relationships, name recognition, reputation, strength of management teams and field organizations, comprehensiveness of databases covering insured loans, effective use of technology and innovation in the delivery and servicing of insurance products and pricing. However, the existing MI companies, many of which have larger operations than us and/or are part of larger diversified companies, have established relationships and significantly greater capital, infrastructure, personnel and other resources than we are anticipated to have during our initial years of operation. If our information technology systems are inferior to our competitors, existing and potential customers may choose our competitors' products over ours. If we are unable to compete effectively against our competitors and attract our target customers, our revenue may be adversely impacted and we may not be able to gain market share. In addition, we believe there is a substantial likelihood that one or more additional companies will enter the industry and provide products similar to those that we intend to provide. Increased competition could result in fewer submissions of policy applications to us and therefore result in premiums written being lower than expected, which could adversely impact our growth and profitability.
Our underwriting and risk management policies and practices may not anticipate all risks and/or the magnitude of potential for loss as the result of unforeseen risks.
We have established underwriting and risk management policies and practices that seek to mitigate our exposure to borrower default risk in our insured portfolio by anticipating future risks and the magnitude of those risks. We believe the major factors that impact mortgage credit risk include but are not limited to the following:

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the borrower's credit strength, including the borrower's credit history, debt-to-income ratios and cash reserves and the willingness of a borrower with sufficient resources to make mortgage payments when the mortgage balance exceeds the value of the home;

•
the loan product, which encompasses the loan-to-value ("LTV") ratio, the type of loan instrument, including whether the instrument provides for fixed or variable payments and the amortization schedule, the type of property, the purpose of the loan and the interest rate;

•	origination practices of lenders;

•	the percentage coverage on insured loans;

•	the size of loans insured; and

•	the condition of the economy, including housing values and employment, in the geographic area in which the property is located.
We believe that, excluding other factors, claim incidence increases:

•	for loans with higher LTV ratios compared to loans with lower LTV ratios;

•	for loans with higher debt-to-income ratios;

•	for loans to borrowers with lower credit scores compared to loans to borrowers with higher credit scores;

•	during periods of economic contraction and housing price depreciation, including when these conditions may not be nationwide, compared to periods of economic expansion and housing price appreciation;

•	for adjustable rate mortgages (or, "ARMs") when the reset interest rate significantly exceeds the interest rate of loan origination;

•	for loans in which the original loan amount exceeds the GSEs' established conforming loan limit compared to loans below that limit; and

•	for cash out refinance loans compared to purchase or rate and term refinance loans.

There may be other types of loan characteristics relating to the individual loan or borrower that also affect the risk potential for a loan. In addition, the presence of multiple higher-risk characteristics in a loan materially increases the likelihood of a claim on such a loan unless there are other characteristics to lower the risk.

The losses we incur will be uncertain and will depend largely on general economic conditions, including rates of unemployment and home prices. Given the uncertainties caused by the slow pace of economic recovery and recent instability in the housing and mortgage markets and, to the extent that a risk is unforeseen or is underestimated in terms of magnitude of loss, these policies and practices may not completely insulate us from the effects of those risks. If our risk management policies and practices do not correctly anticipate risk or the potential for loss we may underwrite business for which we have not charged premium commensurate with the risk or we may establish our loss reserves at a rate that does not accurately approximate our actual ultimate loss payments. Either one of these could result in severe adverse material results.
Our insurance in force may be concentrated in specific geographic regions and could make our business highly susceptible to downturns in local economies, which could be detrimental to our financial condition.
We will seek to diversify our insured portfolio geographically; however, the availability of business might lead to concentrations in specific regions in the United States, which could make our business highly susceptible to economic downturns in these regions. As discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Our Operating Results - Start-up Operations - New Business Writings", NMIC entered into a pool insurance agreement with Fannie Mae pursuant to which NMIC insures approximately 22,000 loans. All of the loans in the pool are low LTV, 30-year, fixed rate mortgages and were made to borrowers whose incomes we believe were fully documented, with approximately 29% of those borrowers located in California. A deterioration in local or national economic conditions in the mortgage market and other economic conditions, including home prices, levels of unemployment and interest rates or an increase in default rates in specific geographical areas or generally could have a material adverse effect on our operating results and financial position.
Actual premiums and investment earnings may not be sufficient to cover loss payments and our operating costs.
We set premiums at the time a policy is issued based on our expectations regarding likely performance over the term of the policy. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we will not be able to cancel the MI coverage or adjust renewal premiums during the life of an MI policy. As a result, higher than anticipated claims generally will not be able to be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. While we believe our initial capital, premiums and investment earnings will provide a pool of resources sufficient to cover expected loss payments and have made estimates regarding loss payments and potential claims, the ultimate number and magnitude of claims we experience cannot be predicted with certainty and the actual premiums and investment earnings may not be sufficient to cover losses and/or our operating costs. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our operating results or financial condition. We may not be able to achieve the results that we expect, and there can be no assurance that losses will not exceed our total resources.
Adverse investment performance may affect our financial results and ability to conduct business.
Our investment portfolio consists primarily of highly rated debt obligations. Our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. Changing and unprecedented market conditions could materially impact the future valuation of securities in our investment portfolio, which may cause us to impair, in the future, some portion of those securities. Volatility or illiquidity in the markets in which we hold positions may cause certain other-than-temporary impairments within our portfolio, which could have a significant adverse effect on our liquidity, financial condition and operating results.
Income from our investment portfolio is one of our primary sources of cash flow to support our operations and claim payments. If we improperly structure our investments to meet those future liabilities or have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity we may be unable to meet those obligations. NMIC's investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. Interest rates on our fixed income securities are near historical lows. If interest rates rise above the rates on our fixed income securities, the market value of our investment portfolio would decrease. Any significant decrease in the value of our investment portfolio would adversely impact our financial condition.
In addition, compared to historical averages, interest rates and investment yields on highly rated investments have generally declined, which has the effect of limiting the investment income we can generate. We depend on our investments as a source of revenue, and a prolonged period of low investment yields would have an adverse impact on our revenues and could potentially adversely affect our operating results.
We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. Although our portfolio consists mostly of highly-rated investments and complies with applicable regulatory requirements, the success of our investment activity is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and, consequently, the value of fixed-income securities.
Estimating future losses and the timing of future losses is inherently uncertain and requires significant judgment, and as a result, our loss estimates may vary widely and are dependent on a number of factors.
Estimating future losses and the timing of future losses is inherently uncertain and requires significant judgment. Our expectations regarding future losses may change significantly over time. Our future losses and ability to meet applicable capital adequacy requirements could be affected by a variety of factors. Such factors include, among others:

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current and future economic conditions, including continued slow economic recovery from the most recent recession or the potential of the U.S. economy to reenter a recessionary period, borrower access to credit, levels of unemployment, interest rates and home prices;

•	the level of defaults, the claim rates on loans in default and the claim severity within NMIC's mortgage insurance portfolio;

•	potentially negative economic changes in geographic regions where our insurance in force is more concentrated;

•	the rate at which our MI portfolio remains in force (persistency rate);

•	future levels of new insurance written (and the profitability of such business), which will impact future premiums written and earned and future losses;

•
the performance of our investment portfolio and the extent to which issuers of the fixed-income securities that we own default on principal and interest payments or the extent to which we are required to impair portions of the portfolio as a result of deteriorating capital markets;

•	our limited operating history, which adds to the speculative nature of our loss estimates; and

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our operating performance for at least the next few years, which likely will continue to be an unreliable indicator of future performance due to the nature of the MI business and our expectation that our claims incidence is expected to be lower as a result of the typical distribution of claims over the life of a book resulting in fewer defaults during the first two to three years after loans are originated.

Many of these factors are outside of our control and difficult to predict. In addition, some of these factors are subjective and not subject to specific quantitative standards. Due to the inherent uncertainty and significant judgment involved in the numerous assumptions required in order to estimate our losses, our loss estimates may vary widely. If we incorrectly estimate the factors that drive our losses, our business, financial condition and operating results could be adversely impacted.
We will establish loss reserves when we are notified that a loan we insure is in default for at least 60 days, based on management's estimate of claim rates and claim sizes, which will be subject to uncertainties and will be based on assumptions about certain estimation parameters that may be volatile. As a result, our actual ultimate claim payments may materially exceed the amount of our loss reserves.
We are a new company and have only recently commenced transacting mortgage insurance. We do not anticipate a material level of losses (relative to written premiums or stockholders' equity) in the first few years of our operations. Our practice, consistent with United States generally accepted accounting principles (“GAAP”) for the MI industry, will be to establish loss reserves only for loans at least 60 days in default. We will also establish reserves for estimated losses incurred on loans that have been in default for at least 60 days that have not yet been reported to us by the servicers (this is often referred to as incurred but not reported or “IBNR”).
The establishment of loss and IBNR reserves is subject to inherent uncertainty and will require significant judgment by management. We plan to establish loss reserves using our best estimates of claim rates, i.e., the percent of loan defaults that ultimately result in claim payments, and claim amounts, i.e., the dollar amounts required to settle claims, to estimate the ultimate losses on loans reported to us as being at least 60 days in default as of the end of each reporting period. We will estimate IBNR by analyzing historical lags in default reporting to determine a specific number of IBNR claims in each reporting period. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, for example current rates or trends in unemployment, housing price appreciation and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Because loss and IBNR reserves are based on estimates and judgments, there can be no assurance that even in a stable economic environment, actual claims paid by us will not be substantially different than our loss and IBNR reserves for such claims. Our business, operating results and financial condition will be adversely impacted if, and to the extent, our actual losses are greater than our loss and IBNR reserves.
We may be required to establish a premium deficiency reserve if the net present value of our premiums and reserves is less than the net present value of our loss payments and expenses

In addition to establishing loss reserves for loans in default, under GAAP, we are required to establish a premium deficiency reserve, or PDR, for our mortgage insurance products if the amount by which the net present value of expected future losses for a particular product and the expenses for such product exceeds the net present value of expected future premiums and existing reserves for such product. We evaluate whether a premium deficiency exists at the end of each fiscal quarter. Our evaluation of premium deficiency is based on our best estimates of future losses, expenses and premiums. This evaluation depends upon many significant assumptions, including assumptions regarding future macroeconomic conditions, and therefore, is inherently uncertain and may prove to be inaccurate. There can be no assurance that premium deficiency reserves will not be required in future periods after we commence writing insurance business. If this were to occur, our business, financial condition and operating results would be adversely impacted.
As a condition of obtaining approval from Freddie Mac to be a qualified mortgage insurer, we are required to obtain an insurance financial rating by July 31, 2015, and if we fail to obtain a rating by the deadline, we may lose our Freddie Mac approval status. Further, our failure to obtain a rating may negatively impact our ability to attract and retain certain lenders as customers or to transact business in the private label (non-GSE) mortgage-backed securities (“MBS”) market.
As a condition of our approval from Freddie Mac to be a qualified mortgage insurer, we are required to obtain a rating from a Nationally Recognized Statistical Rating Organization by July 31, 2015. While we have commenced the process of obtaining such a rating, we are still in the exploratory phase and have not yet engaged any particular rating agency to obtain a rating. If we fail to obtain a rating by July 31, 2015, we may lose our Freddie Mac approval status, which would adversely affect our business, financial condition and operating results.
We believe many lenders who hold mortgages in portfolio and choose to obtain MI on the loans may assess a mortgage insurer's financial strength rating as a factor in their choice of an MI provider.  As a result, failure to obtain a rating may impact our ability to attract and/or retain certain lenders as customers.  In addition, if MI is again utilized as a form of credit enhancement in connection with the issuance of private-label MBS, our failure to obtain a rating or inability to obtain a rating better than our competitors could harm our prospects of transacting business in the private label MBS market.
If we are unsuccessful in our efforts to attract, train and retain qualified personnel, or to retain those personnel we have already recruited, our business may be adversely affected.
We believe that our growth and future success will depend in large part on the services and skills of our management team and our ability to motivate and retain these individuals and other key personnel, which include members of our Finance, Sales, Legal, Risk, Insurance Operations and IT departments. We intend to pay competitive salaries, bonuses and equity-based rewards in order to attract and retain such personnel, but there can be no assurance that we will be successful in such endeavors. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.
The mix of business we write affects our revenue stream and the likelihood of losses occurring.
Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with LTV ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores, with lower scores tending to have higher probabilities of claims, or higher total debt-to-income ratios, as well as loans having combinations of these higher risk factors and thus have layered risk. In general, we charge higher premiums for loans with higher risk characteristics. There is, however, no guarantee that our premiums will compensate us for the losses we incur on loans with higher risk characteristics. From time to time, in response to market conditions, we may change the types of loans that we insure and the guidelines under which we insure them, and in doing so, the concentration of insured loans with higher risk characteristics in our portfolio may increase. In addition, we may make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. We expect any exceptions to be very limited and on a case-by-case basis. Even though underwriting that falls outside of our guidelines would be on a case-by-case basis, we could incur greater than expected claims and claim payments on this business, which could negatively impact our revenues and operating results.
We may not be able to effectively manage our growth.
Our future operating results depend to a large extent on our ability to successfully manage our growth. Our growth has placed, and it may continue to place, significant demands on our operations and management. Whether through additional acquisitions or organic growth, our current plan is dependent upon our ability to:

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continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures in order to manage a growing number of client relationships;

•	scale our technology platform; and

•	attract and retain management talent.
We may not successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with new customers. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, be required to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could have an adverse effect on our business, financial condition or operating results.
We rely on our systems and employees, and any errors or fraud could materially and adversely affect us.
We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical record-keeping errors and transactional errors. Our business is dependent on our employees as well as third parties to process a large number of increasingly complex transactions. We could be materially and adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including breakdowns or failures of such parties' own systems or employees. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could result in a material adverse effect on our financial position and operating results.
We are dependent on our information technology and telecommunications systems and third-party servicer providers, and termination of third-party contracts, systems failures, interruptions, or breaches of security could have a material adverse effect on us.
Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. We outsource many of our major information technology functions, including for the development and operation of our enterprise technology platform, data center hosting and management, email and collaboration, and human resource systems. The failure of any of these third parties to perform and/or deliver on a timely basis, or the failure of these systems, either individually or collectively, or the termination of a third-party software license or service agreement on which any of our systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third parties, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and operating results.
The security of our information technology may be compromised and confidential information could be inappropriately disclosed.
As part of our business, our computer systems process and retain large amounts of personal information of the borrowers whose mortgages we insure. The security of our computer systems and networks, and those functions that we may outsource, may be subject to cyber threats that could result in failures, unauthorized access or disruptions in our business. Additionally, our employees and vendors may use portable computers or mobile devices which can be stolen, lost or damaged. Despite our efforts to ensure the integrity of our systems and information, it is possible that we may not be able to anticipate or to implement effective preventive measures against all cyber threats, particularly because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers. We maintain technology errors and omissions coverage to limit our exposure in the event an incident occurs. This insurance provides coverage for (i) claims related to, among other things, unauthorized network or computer access, unintentional disclosure or misuse of personally identifiable information in our possession, unintentional failure to disclose a breach and (ii) certain costs related to privacy notification, crisis management and business interruption. While we maintain such coverage, any compromise of the security of our information technology systems that results in the loss of personally identifiable information may result in loss of customer business, would be costly and time-consuming, could expose us to liability for damages, harm our reputation, subject us to regulatory scrutiny or expose us to civil litigation, any of which could have an adverse effect on our business, financial condition and operating results. Further, our insurance coverage may be inadequate to cover any claims or costs associated with an incident that may occur in the future.
If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase.
We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require our insureds and their servicers to timely submit premium and monthly insurance-in-force and default reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. If these servicers fail to adhere to such servicing standards and fail to limit and mitigate loss when appropriate, our losses may unexpectedly increase. In addition, if one or more servicers were to experience adverse effects to its business, such servicers could experience delays in their reporting and premium payment requirements. Without reliable, consistent third-party servicing, our insurance subsidiaries may be unable to correctly record new loans as they are underwritten, receive and process payments on insured loans and/or properly recognize and establish loss reserves on loans when a default exists or occurs but is not reported to us. Significant failures by large servicers or disruptions in the servicing of mortgage loans covered by our insurance policies would adversely impact our business, financial condition and operating results.
The occurrence of natural or man-made disasters or a pandemic could adversely affect our business, financial condition and operating results.
We could be exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, floods and tornadoes, and man-made disasters, including acts of terrorism, military actions and pandemics. For example, a natural or man-made disaster or a pandemic could lead to unexpected changes in persistency rates as policyholders and contract holders who are directly or indirectly affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies, interest payments due on our invested assets, and mortgage payments on loans insured by our MI policies. The continued threat of terrorism may cause significant volatility in global financial markets, and a natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas, as well as an adverse effect on home prices in those areas, which could result in increased loss experience in our business. Disasters or a pandemic also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, a disaster or a pandemic could adversely affect the value of the assets in our investment portfolio if it affects companies' ability to pay us principal or interest on their securities.
Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations and potentially require us to raise more capital.
We serve as the holding company for our insurance subsidiaries, which are mono-line insurance companies restricted to writing residential MI business only, and we do not have any significant operations of our own. As a result, our principal sources of funds will be income from our investment portfolio, dividends and other distributions from our insurance subsidiaries, including permitted payments under our tax and expense-sharing arrangements, and funds that may be raised from time-to-time in the capital markets. Our dividend income is limited to upstream dividend payments from our mono-line insurance subsidiaries, which dividends are restricted by agreements with the GSEs and various state insurance departments and by Wisconsin law. Under agreements with the GSEs and various state insurance departments, we are not permitted to extract dividends from our insurance subsidiaries until December 31, 2015. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require approval of the Wisconsin OCI. For a further discussion of state insurance regulatory dividend limitations, see “State Insurance Regulation.” As a result of these dividend limitations, we will not receive dividend income from our subsidiaries for several years, if at all. In addition, the expense-sharing arrangements between us and our insurance subsidiaries, as amended, have been approved by the Wisconsin OCI, but such approval may be revoked at any time. If this were to occur, payments to us could be curtailed or limited which would adversely impact our business and operating results.
Our principal liquidity demands include funds for: (i) the payment of certain corporate operating expenses; (ii) capital support for our MI subsidiaries; and (iii) potential payments to the Internal Revenue Service ("IRS") and local taxing and licensing authorities. Under the terms of the GSE Approvals, we are required to make additional capital contributions to NMIC in order to support a minimum surplus of $150 million and maintain a risk-to-capital ratio under 15 to 1 through December 31, 2015. We could be required to provide additional capital support for NMIC and NMRI One if additional capital is required pursuant to insurance laws and regulations or by the GSEs. If we were unable to meet our obligations, our insurance subsidiaries could lose GSE Approval and/or be required to cease writing business in one or more states, which would adversely impact our business, financial condition and operating results.
Our future capital requirements depend on many factors, including our ability to successfully write new business and establish premium rates at levels sufficient to cover losses, expenses and allow us to achieve profitability, which may be delayed or never occur. To the extent that the funds generated by our ongoing operations and initial capitalization are insufficient to fund future operating requirements or to achieve a return on capital attractive to investors, we may need to raise additional funds, including through equity or debt financings or reinsurance, or curtail our growth. We cannot be sure that we will be able to raise equity or debt financing on terms favorable to us and our stockholders and in the amounts that we require, or at all. If we cannot obtain adequate capital, our business, financial condition and operating results could be adversely affected.
We, as well as certain of our officers, are party to a lawsuit, which if determined adverse to us and our officers could have an adverse effect on our financial condition and operating results.
We, as well as our Chief Executive Officer, Chief Financial Officer, Chief Sales Officer and Vice President of Sales Operations, Analytics & Planning, are defendants in a lawsuit titled: Germaine L. Marks, as Receiver, et al v. NMI Holdings, Inc. et al, filed on August 8, 2012 in California Superior Court, Alameda County. The lawsuit alleges breach of fiduciary duty, breach of loyalty, aiding and abetting breach of fiduciary duty and loyalty, misappropriation of trade secrets, conversion, breach of proprietary information agreement, breach of separation agreement, and intentional interference with contractual relations, unfair competition and conspiracy. The lawsuit seeks injunctive relief as well as unspecified monetary damages. We and the individual defendants believe these claims are without merit and have filed an answer denying all allegations. There is no assurance that we and the individual defendants will prevail in the lawsuit. If the lawsuit is determined adversely to us, the court could grant injunctive relief to the plaintiffs preventing NMIC from conducting insurance operations, including obtaining certificates of authority in Florida and Wyoming, and/or subject us to significant monetary damages. In addition, if the lawsuit is determined adversely to any of our officers who are individual defendants in the lawsuit, we would likely be required to remove and replace those officers under the terms of agreements NMIC and NMIH entered into with each of the Alabama Department of Insurance, Arizona Department of Insurance, the Texas Commissioner of Insurance and the New York State Department of Financial Services, as a condition of NMIC obtaining certificates of authority in those states, as well as under an agreement with the Wisconsin OCI. If we were required to replace such officers our business and reputation could be significantly impaired, which could result in an adverse effect on our financial position and operating results.
Risk Factors Relating to the Mortgage Insurance Industry and its Regulation
The implementation of the Basel III Capital Accord may affect the use of MI by and, our ability to conduct business with, certain banks.
In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (“Basel I”), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, “Basel II”), which, among other factors, governs the capital treatment of MI purchased by domestic and international banks in respect of their origination and securitization activities. In November 2010, the United States agreed to a new capital framework known as Basel III. This new capital framework will replace the Basel II capital rules, which have not yet been implemented for U.S. depository institutions or holding companies. The Basel III framework will apply to the 10 to 12 largest U.S. banking organizations, as well as banking companies that have significant international operations. It may also be imposed on non-banking financial companies that are determined by the relevant regulators to present systemic risks to the U.S. financial system. The Basel III framework refines the Basel II risk-based structure by requiring the use of highly stressed scenarios in determining the appropriate levels of risk undertaken by banks, and it will also increase the required minimum capital ratios. The Basel III framework restricts the instruments that can count toward meeting the capital requirements, placing greater emphasis on common equity and retained earnings. Finally, Basel III will impose a new minimum liquidity standard on banking organizations.
The phase in period for the Basel III regime for larger banking organizations will begin in 2014 and for community banks in 2015. The final regulations increase the amount of capital and the quality of the capital required to be held by banks. In addition, the capital rules will continue to risk-weight assets based on internal models that use inputs such as the probability of default and the bank's expected loss given a default. The final version of the regulations continues the current treatment for the risk weighting of residential mortgage assets and the treatment of mortgage insurance as reducing the risk weighting on mortgages where the borrower has made a down payment of less than 20% of the value of the residential property. The draft Basel III regulations proposed by the regulators in 2012 would have increased the risk weightings of residential mortgage assets and did not require that MI be factored into the calculation of the risk weightings. In addition, the final regulations increase the risk weighting for mortgage servicing assets held by banks and require the mortgage servicing assets above certain levels be deducted from the calculation of Tier I equity. Since most low down payment mortgages originated today are either sold to the GSEs or insured by the FHA or guaranteed by the VA, we cannot predict what, if any, impact to the MI industry the Basel III regulations will have. Since a significant percentage of the mortgages insured by the MI industry are serviced by banks or bank-owned mortgage companies, the changes in risk weighting for mortgage servicing assets and the deductions from Tier I equity capital for mortgage servicing assets above certain levels could cause shifts in the amounts of mortgages serviced by banks and bank affiliates or subsidiaries relative to non-banking organizations. It is difficult to predict the impact these shifts may have on the quality of the servicing of insured mortgages or the ultimate impact on the MI industry.
Implementation of the Dodd-Frank Act could negatively impact private mortgage insurers and the amount of insurance they can write, including if the definition of Qualified Residential Mortgage (“QRM”) results in a reduction of the number of low down payment loans available to be insured.
The Dodd-Frank Act, enacted by Congress in July 2010, expands federal oversight of consumer financial products and services, including mortgage loans. The Dodd-Frank Act also authorized the formation of the Federal Insurance Office, charging it with, among other things, monitoring all aspects of the insurance industry (excluding certain insurance lines other than MI), including the identification of gaps in regulation of insurers that could contribute to financial crisis. As discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operation-Regulation-Qualified Residential Mortgage Rule", the Dodd-Frank Act requires certain federal regulators to promulgate regulations providing for minimum credit risk-retention requirements in securitizations of residential mortgage loans that do not meet the definition of “qualified residential mortgages” (QRM). In March 2011, federal regulators issued the proposed credit risk retention rule, which the regulators re-proposed with certain revisions on August 28, 2013. The initial proposed rule suggested maximum LTV ratios, along with other restrictions such as to borrowers' debt-to-income ratios, and did not give consideration to MI in computing LTV. The re-proposed rule did not carry forward the minimum LTV requirements and other specific restrictions. Instead, the federal regulators proposed that whether a particular loan transaction is a QRM, and thus not subject to the credit risk retention requirement, should be determined by reference to the “qualified mortgage” (QM) rule under the Truth in Lending Act and Regulation Z. That is, if a residential mortgage loan is a QM loan, the loan would be considered a QRM loan.

The federal regulators requested comment on whether the common definition of QRM should be limited to “safe harbor” QM loans or QM loans that satisfy either the “safe harbor” or “rebuttable presumption” QM standard.
We, and the MI industry, continue to evaluate the expected impact of the re-proposed QRM rule on our industry, and such potential impact depends on, among other things, (i) the final definition of QRM and its requirements for LTV, loan features and debt-to-income ratio, (ii) whether the final definition will affect the size of the high-LTV mortgage market and (iii) the extent to which the mortgage purchase and securitization activities of the GSEs become a smaller portion of the overall mortgage finance market and securitizations subject to the risk retention requirements and the QRM exemption, become a larger part of the mortgage market. If the final QRM rule adopted by the federal regulators materially reduces the size of the high-LTV mortgage market and therefore the population of loans eligible for MI, our business could be adversely affected.
Under this part of the re-proposed rule, because of the capital support provided by the U.S. government, the GSEs during their conservatorship would not be subject to the Dodd-Frank Act credit risk retention requirements. Changes in the conservatorship status of the GSEs or capital support provided to the GSEs by the U.S. government could impact the manner in which the credit risk retention rules apply to the GSEs. Changes in final regulations regarding treatment of GSE eligible mortgage loans could impact the manner in which the credit risk retention rule applies to GSE securitizations. If, in the future, the GSEs become subject to the credit risk retention requirements, or if the portion of the mortgage market that the GSEs either purchase or securitize diminishes, the MI industry, as well as the amount of new insurance that we may write, may be adversely affected.
The federal regulators in the re-proposal presented an alternative approach to defining QRM, referred to as “QM plus.” Under this alternative, only certain types of residential mortgage loans, such as first-lien loans secured by 1-to-4 family principal dwelling units, could be considered QRM transactions. To be eligible for QRM status, the loan would have to be free of certain loan terms and have an LTV at closing that does not exceed 70%. Junior liens under the QM plus alternative would be permitted only in non-purchase money loan transactions and if permitted, would need to be included in the 70% LTV calculation. Under this alternative, credit insurance would not reduce the minimum LTV requirement. In addition, loans that achieve a QM status because they meet the CFPB's provisions for GSE-eligible transactions would not be considered QRM transactions under the alternative proposal. If the federal regulators adopt a final QRM rule that is similar to the QM plus proposal and such final rule does not give consideration to MI in computing LTV, the attractiveness of MI may be reduced, and the MI industry and our business could be adversely impacted.
Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's (“CFPB”) final ability to repay rules defining a qualified mortgage reduce the size of the origination market.

The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under federal law, including residential mortgages. As discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operation — Regulation — Qualified Mortgage Rule," the Dodd-Frank Act authorized the CFPB to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan ("ATR"). The CFPB issued final QM regulations on January 10, 2013 and an amendment on May 29, 2013 implementing detailed requirements on how lenders shall establish a borrower's ability to repay a mortgage loan. The ATR rule is scheduled to become effective for residential mortgage loan applications received on or after January 10, 2014. A subset of mortgages within the ATR rule are known as "qualified mortgages" ("QMs"). The Dodd-Frank Act provides a statutory presumption that a borrower will have the ability to repay a loan if the loan has the characteristics that meet the definition of QM, thus limiting the liability of the creditor and assignee of the creditor under the Truth in Lending Act and ATR remedies. One of the characteristics of a lawful QM transaction is that the "points and fees" payable in connection with the transaction should not exceed 3% of the total loan amount. We expect that most lenders will be reluctant to make loans that do not qualify as QMs because they will not be entitled to the presumption against civil liability under the Dodd-Frank Act. As a result, we believe QM regulations will have a direct impact on establishing a subset of borrowers who can meet the regulatory standards and will have a direct effect on the size of the residential mortgage market in any given year once the regulations become effective. We expect that the majority of our new insurance written will be on loans that will meet the QM definition, and therefore do not believe such limitations would materially affect our business. However, it is difficult to predict with any certainty how lenders' origination practices will change as a result of the QM rule and whether any such changes would have a negative impact on the MI industry. Our business prospects and operating results could be adversely impacted if, and to the extent that, the QM regulations reduce the size of the origination market.
In addition, there are certain aspects of the QM regulations that could have an adverse impact on mortgage insurers. Under the QM regulations, if the lender requires the borrower to purchase mortgage insurance, then the MI premiums are included in monthly mortgage costs in determining the borrower's ability to repay the loan. The demand for MI may decrease if, and to the extent that, monthly MI premiums make it less likely that a loan will qualify for QM status, especially if MI alternatives (discussed below in "—The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to MI.") are relatively less expensive than MI.

In addition, under the QM regulations, mortgage insurance premiums that are payable at or prior to consummation of the loan are includible in points and fees unless, and to the extent that, such up-front premiums (“UFP”) are (i) less than or equal to the UFP charged by the FHA, and (ii) are automatically refundable on a pro rata basis upon satisfaction of the loan. (The FHA currently charges UFP of 1.75% on all residential mortgage loans, but it has the authority to change its UFP from time to time.) The QM rule includes a limitation on points and fees in excess of 3% of the total loan amount. As inclusion of MI premiums towards the 3% cap will reduce the capacity for other points and fees in covered transactions, mortgage originators may be less likely to purchase single premium MI products to the extent that the associated premiums are deemed to be points and fees. As a result, we believe that the QM rule may increase demand for monthly and annual MI products relative to single premium products, which may have an adverse impact on our business, financial condition and operating results to the extent that profitability of single premium products exceeds that of monthly and annual MI products.

Changes in the business practices of the GSEs, including a decision to modify the mortgage insurer eligibility requirements or decrease or discontinue the use of MI, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.
We currently expect that the significant majority of our insurance written will be on loans sold to Fannie Mae and Freddie Mac.  As discussed below in "Business - Overview of the Private Mortgage Insurance Industry - GSEs", the requirements and practices of the GSEs impact the operating results and financial performance of companies in the MI industry. Changes in the charters or business practices of Freddie Mac or Fannie Mae could reduce the number of mortgages they purchase that are insured by us and consequently diminish our franchise value. The GSEs could be directed to make such changes by the Federal Housing Finance Agency ("FHFA"), which was appointed as their conservator in September 2008 and has the authority to control and direct the operations of the GSEs.

The appointment of the FHFA as conservator may increase the likelihood that the business practices of the GSEs change in ways that could negatively impact the mortgage insurance industry and have an adverse effect on us. Each GSE maintains qualified mortgage insurer eligibility requirements, which they have been in the process of revising since mid-2010. The FHFA has announced its intent that the GSEs achieve uniformity in their respective requirements and that the requirements be finalized in the near term future. Although the GSEs and FHFA have not publicly commented on the final content of the revised mortgage insurer requirements, we believe they will include a new capital adequacy framework. Under the terms of our GSE Approval, the GSEs have already imposed certain capitalization, operational and reporting conditions on NMIC. It is difficult to predict whether any changes the GSEs might impose in their revised mortgage insurer eligibility requirements will have an effect on our business. See also "Management's Discussion and Analysis of Operating Results - Factors Expected to Affect Results as our Mortgage Insurance Operations Grow - GSE Reform."
In addition, in connection with the FHFA's mandate that the GSEs align their mortgage insurer eligibility standards, the GSEs have imposed minimum standards for mortgage insurer master policies, including standards related to limitations on rescission rights. The new standards are expected to be implemented in 2014, and to comply with the GSEs' master policy requirements we and our competitors will be required to make changes to our master policy, some of which may not be favorable to us. As discussed above, our master policy includes coverage terms that we believe are more favorable to our customers than our competitors', particularly our rescission relief provisions. While we do not believe the GSEs' master policy standards will require other mortgage insurers to provide the same coverage terms as we do, the fact that the GSEs have imposed master policy standards could make it more difficult for us to distinguish ourselves from our competitors.
The placement of the GSEs into the conservatorship of the FHFA has also increased the likelihood that the U.S. Congress will act to address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market. In February 2011, the U.S. Department of the Treasury reported its recommendations regarding options for ending the conservatorship of the GSEs, and while it does not provide any definitive timeline for GSE reform, it does recommend substantially reducing the government's footprint in housing finance.
Since 2011, there have been numerous legislative proposals, including in the current Congressional session, that are intended to wind down the GSEs in a piecemeal fashion. Among other changes, these bills, if ultimately enacted, would gradually reduce the GSE maximum portfolio size, prohibit the GSEs from engaging in any new activities or businesses and repeal the GSE affordable housing goals. In addition, there were several comprehensive housing finance reform proposals introduced in Congress. Each of these proposals has been designed to eliminate the GSEs, while most of them would also replace the GSEs with a new mortgage financing system. The proposals vary greatly with regard to the government's role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee. On August 6, 2013, President Barack Obama endorsed bipartisan mortgage reform legislation pending in the Senate and in the House of Representatives which would, as part of the proposed bills, eliminate and/or replace Fannie Mae and Freddie Mac and have private investors (in lieu of the government) bear the risk undertaken by Fannie Mae and Freddie Mac.  This legislation currently pending in Congress would have differing impacts on the role of the GSEs in the housing finance market, including their elimination, and the current role of mortgage insurance as credit enhancement, including its reduction or elimination, all of which could have an adverse effect on our revenue, operating results or financial condition. We cannot predict whether any mortgage reform legislation will be passed by the Senate or the House of Representatives, the changes such reform would introduce or the effect the legislation would have on private mortgage insurers including NMIC.
As a result of the matters referred to above, it is uncertain what role the GSEs, FHFA and private capital, including MI, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement, and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.
The U.S. MI industry is subject to regulatory risk and has been subject to increased scrutiny by insurance and other regulatory authorities.
The U.S. MI industry and our insurance subsidiaries are and will be subject to substantial federal and state regulation, which has increased in recent years as a result of the deterioration of the housing and mortgage markets in the United States. Increased federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results. In addition, given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries may be subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including making changes to capital requirements, that could have a material adverse effect on us. Further, failure to comply with the various federal and state regulations promulgated by federal consumer protection authorities and state insurance regulatory authorities could lead to enforcement or disciplinary action, including the imposition of penalties and the revocation of our authorization to operate. See “Regulation.”
The NAIC has formed a working group to explore, among other things, whether the risk-to-capital requirements applicable to mortgage insurers should be overhauled. We, along with other MI companies are working with the Mortgage Guaranty Insurance Working Group of the Financial Condition (E) Committee of the NAIC (the “Working Group”). The Working Group will determine and make a recommendation to the Financial Condition (E) Committee of the NAIC as to what changes, if any, the Working Group believes are necessary to the solvency regulation of MI companies, including changes to the Mortgage Guaranty Insurers Model Act (Model #630). The Working Group is in the early stages of discussion and the ultimate outcome of these discussions and any potential actions taken by the NAIC cannot be predicted at this time. If the Working Group proposes that the NAIC adopt more stringent capital requirements, this could ultimately lead to NMIC being obligated to hold more capital for its insured business, which would reduce our profitability compared to the profitability we expect under the existing capital requirements.
A downturn in the U.S. economy or a decline in the value of borrowers' homes from their value at the time their loans close may result in more homeowners defaulting and could increase our losses.
Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as increasing unemployment and whether the home of a borrower who defaults on his or her mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. Deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can decrease the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, rising interest rates, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors, such as the phase-out of the mortgage interest deduction. The residential mortgage market in the United States experienced a variety of worsening economic conditions and housing values have only recently begun to stabilize. If our loss projections are inaccurate, our loss payments could materially exceed our recorded loss reserves resulting in an adverse effect on our financial position and operating results. Also, if unemployment rates and price declines exceed our forecasts our underwriting standards may prove inadequate to shield us from materially increased losses.
If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in a decrease in our actual versus projected revenue.
In each year, most of our premiums will be from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•
the level of current mortgage interest rates compared to the mortgage rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings (i.e., lower current interest rates make it more attractive for borrowers to refinance and receive a lower interest rate); and

•	mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.
Current mortgage interest rates are at or near historic lows. Future premiums on our insurance in force represent a material portion of our claims paying resources. We are unsure what the impact on our revenues will be as mortgages are refinanced, because the number of policies we write for replacement mortgages may be more or less than the terminated policies associated with the refinanced mortgages. Our revenues might be negatively impacted if there is a higher than expected level of refinance activity on loans we insure in the future.
The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to MI.
If lenders and investors select alternatives to MI, our business could be adversely affected. These alternatives to MI include, but are not limited to:

•	lenders using government mortgage insurance programs, including those of the FHA and the VA;

•	state-supported mortgage insurance funds in several states, including California and New York;

•	lenders and other investors holding mortgages in portfolio and self-insuring;

•	investors using credit enhancements other than MI, using other credit enhancements in conjunction with reduced levels of MI coverage, or accepting credit risk without credit enhancement;

•
lenders originating mortgages using “piggy-back” structures to avoid MI, such as a first mortgage with an 80% LTV and a second mortgage with a 10%, 15% or 20% LTV (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% LTV that has MI; and

•	if borrowers pay cash versus securing mortgage financing, which has occurred with greater frequency in recent years.
Any of these alternatives to MI could reduce or eliminate the need for our product, could cause us to lose business and/or could limit our ability to attract the business that we would prefer to underwrite. In particular, since 2008 government mortgage insurance programs, principally the FHA, have captured a significant share of the insured loan market. Government mortgage insurance programs are not subject to the same capital requirements, risk tolerance or business objectives that we and other private MI companies are, and therefore, generally have greater financial flexibility in setting their pricing, guidelines and capacity, which could put us at a competitive disadvantage. In addition, loans insured under FHA and other Federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than Fannie Mae and Freddie Mac securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. Federal government. While declining from a high of approximately 85% in 2009, the market share of governmental agencies remains substantially above the low of approximately 23% in 2007, according to statistics reported by Inside Mortgage Finance. If the FHA or other government-supported mortgage insurance programs maintain or increase their share of the mortgage insurance market, our business and industry could be negatively affected.
The degree to which lenders or borrowers may select these alternatives now, or in the future, is difficult to predict. As one or more of the alternatives described above, or new alternatives that enter the market, are chosen over MI, our revenues could be adversely impacted. The loss of business in general or the specific loss of more profitable business could have a material adverse effect on our financial position and operating results.
If the volume of low down payment home mortgage originations declines, the amount of insurance that we may be able to write could decline, which would reduce our revenues.
Our revenues, in part, depend on the volume of low down payment home mortgage originations and may be negatively affected if the volume declines. The factors that affect the volume of low down payment mortgage originations include, among other things:

•	restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders;

•	the level of home mortgage interest rates;

•	the health of the real estate industry and the national economy as well as the conditions in regional and local economies;

•	housing affordability;

•	population trends, including the rate of household formation;

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTVs that require MI; and

•	U.S. government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of low down payment home mortgage originations could decrease demand for MI, decrease our new insurance written and therefore reduce our revenues and have an adverse effect on our operating results.
The U.S. MI industry is, and as a participant we will be, subject to litigation risk generally.
The MI industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by federal agencies. Litigation relating to capital markets transactions and securities-related matters in general has increased and is expected to continue to increase as a result of the recent financial crisis. Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers have been involved in litigation alleging violations of the Real Estate Settlement Procedures Act of 1974 (“RESPA”) and the Fair Credit Reporting Act (“FCRA”). RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of MI business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of MI business services. Violations of the referral fee limitations of RESPA may be enforced by the federal CFPB, as well as by private litigants in class actions. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of MI. In addition to these private lawsuits, other MI companies have received Civil Investigative Demands (“CID”) from the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of the RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. We are not currently subject to RESPA-related inquiries by the CFPB or other regulators or litigation, and we do not currently have any captive reinsurance arrangements. However, should we become a party to such an inquiry or action, the ultimate outcome is difficult to predict and it is possible that any outcome could be negative to us specifically or the industry in general and such a negative outcome could have an adverse effect on our business, financial position and operating results.
Risks Related to This Offering and Our Common Stock
There is currently no established market for our common stock and an active, liquid market for our common stock may not develop or be sustained, which likely would materially and adversely affect the market price of our common stock.
Before this offering, there has been no established public market for our common stock. We have applied to have our common stock listed on the NASDAQ, but our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following this offering, which likely would materially and adversely affect the market price of our common stock. Stockholders also may not be able to sell their shares of our common stock at the volume, prices and times desired.
We do not anticipate paying any dividends on our common stock in the near future, and payment of any declared dividends may be delayed.
As a condition of GSE Approval, the GSEs have prohibited NMIC from paying a dividend to us before December 31, 2015. NMIC has also agreed with various state insurance regulators to similar three year restrictions on the payment of dividends. After the expiration of the three year period, we must obtain prior approval from the GSEs for the payment of any dividend by NMIC and we will have to obtain permission from our state of domicile regulator, the Wisconsin OCI or any successor domestic regulator, for the payment of any extraordinary dividend. Without the payment of dividends from NMIC to us, it may be difficult for us to pay dividends to stockholders.
We have not declared or paid dividends in the past, and we do not expect to pay dividends in the near future. Further, we do not have earnings from which dividends may be paid. In our early years, to the extent we have earnings, we intend to retain such earnings to expand our business. As a result, only appreciation in the price of our common stock, which may never occur, will provide a return to investors. Any future declaration and payment of dividends by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our board of directors deems relevant. In addition, we may enter into credit agreements or other debt arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.
The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.
Sales of substantial amounts of our common stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate.
Upon completion of this offering, we will have              shares of common stock outstanding. Of the outstanding shares of common stock, all of the           shares sold in this offering will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the remaining shares of our common stock may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144.
We have agreed to customary lock up agreements with the underwriters in connection with this offering. In addition, stockholders holding registrable shares who elect to include their shares of common stock in this offering have agreed to not sell their other shares of our common stock for a period of up to 30 days before and 180 days following the effective date of the registration statement of which this prospectus forms a part (subject to potential limited extensions). Stockholders holding registrable shares who do not elect, despite their right to do so under the terms of a registration rights agreement that we entered into in connection with our 2012 private placement, to include their shares of our common stock for resale on the registration statement of which this prospectus forms a part will not be able to sell their shares of our common stock for a period of up to 60 days following the effective date of the registration statement of which this prospectus forms a part. See “Underwriting” and "Shares Eligible for Future Sale".
In addition, existing holders of shares (or approximately %) of our common stock (which number will be reduced by the number of shares sold by selling stockholders in this offering) are entitled to the benefits of registration rights agreements that we entered into in connection with our 2012 private placement. See “Certain Relationships and Related Party Transactions — Registration Rights Agreements” for more information regarding the rights of existing stockholders under the registration rights agreements.
We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 5.5 million shares of common stock for issuance under our 2012 Stock Incentive Plan. Any shares issued in connection with acquisitions, the exercise of stock options, or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering. See “Shares Eligible for Future Sale.”
Future issuances of shares of our common stock may depress our share price and might dilute the book value of our common stock and reduce your influence over matters on which stockholders vote.
Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares that may be issued to satisfy our obligations under our incentive plans, and securities and instruments that are convertible into our common stock. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock and might dilute the book value of our common stock or result in a decrease in the per share price of our common stock.
The availability to certain stockholders of the Participation Right (described in “Description of Capital Stock — Common Stock — Preemptive or Other Rights”) may reduce or eliminate the risk of dilution to those stockholders, but we cannot guarantee that additional offerings of our common stock will be at a price or on terms attractive to our existing stockholders such that those stockholders will want or have the capital available to them to exercise their Participation Right. In addition, issuances of common stock, or preferred stock containing voting rights, would reduce your influence over matters on which our stockholders vote.
Sales of substantial amounts of our common stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate.
Future issuance of debt or preferred stock, which would rank senior to our common stock upon our liquidation, may adversely affect the market value of our common stock.
In the future, we may attempt to increase our capital resources by issuing debt, including bank debt, commercial paper, medium-term notes, senior or subordinated notes or classes of shares of preferred stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of shares of our common stock. Accordingly, upon our liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of our common stock. In addition, if we incur debt in the future, our future interest cost could increase and adversely affect our liquidity, cash flow and operating results.
Our decision to issue debt or preferred stock will depend on market conditions and other factors, some of which will be beyond our control. We cannot predict or estimate the amount, timing or nature of such future issuances. Holders of our common stock bear the risk of such future issuances of debt or preferred stock reducing the market value of our common stock.
The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.
The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, which may make it difficult for stockholders to sell their shares of our common stock at the volume, prices and times desired. There are many factors that will impact the market price of our common stock, including, without limitation:

•	general market conditions, including price levels and volume and changes in interest rates;

•	national, regional and local economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	our actual or projected financial condition, liquidity, operating results, cash flows and capital levels;

•	changes in, or failure to meet, our publicly disclosed expectations as to our future financial and operating performance;

•
publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	market valuations, as well as the financial and operating performance and prospects, of similar companies;

•	future issuances or sales, or anticipated issuances or sales, of our common stock or other securities convertible into or exchangeable or exercisable for our common stock;

•	expenses incurred in connection with changes in our stock price, such as changes in the value of the warrant liability;

•	the potential failure to establish and maintain effective internal controls over financial reporting; and

•	additions or departures of key personnel.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business or operating results.
We will incur increased costs as a result of being a public company.
Following the effectiveness of this registration statement, we will be a company with securities registered under the Securities Act and as such, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), related regulations of the SEC, and, if we are accepted for listing, the requirements of the NASDAQ or other stock exchanges, all of which we would not be required to comply as a private company with no registered securities. Complying with these statutes, regulations and requirements will occupy a significant amount of time from our board of directors and management and will significantly increase our costs and expenses. We will need to, among other things:

•	institute a more comprehensive compliance function within legal, finance, accounting, operations and internal audit;

•	maintain a board of directors comprised of a majority of “independent directors” and recruit new directors as necessary;

•
design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of SOX and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NASDAQ or other stock exchange on which our common stock may be quoted or listed;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures as well as controls to prevent insider trading;

•	incur increased costs for professional services for independent auditors and attorney fees (annual compliance and additional fees), as well as public relations and information technology;

•	enhance insurance coverage for Directors and Officers (“D&O”) and Errors and Omission (“E&O”) policies;

•	involve and retain to a greater degree outside counsel and accountants in the foregoing activities; and

•	establish an investor relations function.

The SEC rules will require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal controls over financial reporting. We believe that, beginning with the fiscal year ending December 31, 2014, or such earlier time as we are no longer an “emerging growth company” or “EGC” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm will be required to attest to our assessment of our internal controls over financial reporting. We believe that there is a substantial possibility that our ability to take advantage of any of the JOBS Act elections will cease at year end 2014, depending in large part on the market value of our equity at that time, as we believe that we will no longer meet all of the requirements to be considered an EGC at that point. This process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing staff and our outside auditors and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.
During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC material weaknesses in our system of internal controls. In addition, those deficiencies may need to be reported to regulators in our state of domicile, the National Association of Insurance Commissioners (“NAIC”) and various state regulators in compliance with the Model Audit Rule (“MAR”) promulgated by the NAIC. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports, as well as our statutory reports, could cause investors and/or regulators to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it may negatively impact our business, operating results and reputation.
We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors. In addition, our election not to opt out of the JOBS Act extended accounting transition period may make our financial statements less easily comparable to the financial statements of other companies.
As a company that had gross revenues of less than $1 billion during its last fiscal year, we are an EGC. As an EGC, we are relieved from certain significant requirements, including, among other things, the requirement to (i) file reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) comply with certain provisions of Sarbanes-Oxley and the Dodd-Frank Act and certain provisions and reporting requirements of or under the Securities Act and the Exchange Act or (iii) comply with new or revised financial accounting standards as long as we are an EGC, which, under the JOBS Act, has the effect of reducing the amount of information that we are required to provide for the foreseeable future. For example, as an EGC, we are exempt from complying with Section 404(b) of Sarbanes-Oxley, which otherwise would have required our auditors to attest to and report on our internal control over financial reporting. These reduced disclosure requirements may make our common stock less attractive to investors.
Further, as an EGC, we are not required to present more than two years of audited financial statements in order for the registration statement, of which this prospectus forms a part, relating to this initial public offering of common stock to be declared effective, and in any other registration statement that we may file with the SEC, and we need not present selected financial data prescribed by the SEC in its regulations for any period prior to the earliest audited period presented in connection with our initial public offering. To the extent that other companies do not, or cannot, take advantage of the benefits under the JOBS Act, this distinction may make our common stock less attractive to investors. In addition, our election not to opt out of the JOBS Act extended accounting transition period may make our financial statements less easily comparable to the financial statements of other companies.
Provisions contained in our organizational documents, as well as provisions of Delaware law, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.
Our certificate of incorporation and bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

•	provide that special meetings of our stockholders generally can only be called by the chairman of the board of directors or the president or by resolution of the board of directors;

•
provide our board of directors the ability to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may grant preferred holders super voting, special approval, dividend or other rights or preferences superior to the rights of the holder of common stock;

•	provide our board of directors the ability to issue common stock and warrants within the amount of authorized capital;

•
provide that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders;

•
provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, generally must provide timely advance notice of their intent in writing and certain other information not less than 90 days nor more than 120 days prior to the meeting; and

•	eliminate the ability of stockholders to act by consent in lieu of a meeting.

These provisions, alone or together, could delay hostile takeovers and changes of control of the Company or changes in our management.
As a Delaware corporation, we are also subject to anti-takeover provisions of Delaware law. The Delaware General Corporation Law (the “DGCL”) provides that stockholders are not entitled the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.
We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.
In addition, Wisconsin's insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Wisconsin OCI. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which NMIC and/or NMRI One are licensed insurers require notification to the state's insurance department a specified time before a person acquires control of us. If regulators in these states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.
Any provision of our certificate of incorporation or bylaws or Delaware law or under the Wisconsin insurance regulation that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock. See “Description of Capital Stock — Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law.”
We have broad discretion to use our net proceeds from this offering and our investment of those proceeds may not yield favorable returns.
Our management has broad discretion to spend the proceeds from this offering and you may not agree with the way the proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common shares to decline.
You will incur immediate dilution as a result of this offering.
If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by you exceeds the net tangible book value per share of our common stock. As a result, you will experience immediate dilution in net tangible book value per share for financial accounting purposes of $ per share assuming an initial public offering price of $ , which is the midpoint of the offering price range set forth on the cover page of this prospectus. See “Dilution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Accordingly, these statements are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors”, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus, including the exhibits hereto.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders, any underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to, statements regarding:

•	our status as a recently organized corporation and lack of operating history;

•
receipt of certificates of authority to act as a mortgage insurer in Florida and Wyoming and, of the states where NMIC has received certificates of authority, approvals of our insurance rates in the state of Washington and policy forms in Alaska and Maryland;

•	retention of our existing certificates of authority in states where we have obtained them and our ability to remain a mortgage insurer in good standing in those states;

•	changes in the business practices of the GSEs, including modifications to their mortgage insurer eligibility requirements or decisions to decrease or discontinue the use of MI;

•	our ability to remain a qualified mortgage insurer under the requirements imposed by the GSEs;

•	actions of existing competitors and potential market entry by new competitors;

•
changes to laws and regulations, including changes to the GSEs' role in the secondary mortgage market or other changes that could affect the residential mortgage industry generally or MI in particular;

•
changes in general economic, market and political conditions and policies, interest rates, inflation and investment results or other conditions that affect the housing market or the markets for home mortgages or MI;

•	changes in the regulatory environment;

•
our ability to implement our business strategy, including our ability to attract customers, implement successfully and on a timely basis, complex infrastructure, systems, procedures, and internal controls to support our business and regulatory and reporting requirements of the insurance industry;

•	failure of risk management or investment strategy;

•	claims exceeding our reserves or amounts we had expected to experience;

•	failure to achieve the results shown in the financial projections;

•	failure to develop, maintain and improve necessary information technology systems or the failure of technology providers to perform;

•	ability to recruit, train and retain key personnel; and

•	emergence of claim and coverage issues.

All forward-looking statements are necessarily only estimates of future results, and actual results may differ materially from expectations. You are, therefore, cautioned not to place undue reliance on such statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. In particular, you should consider the numerous risks described in the “Risk Factors” and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. You should, however, review the risk factors we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS
Assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $ (or $ if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by $ , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) net proceeds to us of this offering by $ , assuming the public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
We believe a public offering of our common stock is the most expeditious approach to increase the number of holders of our common stock to permit us to list our common stock on the NASDAQ Global Market, in order to satisfy certain contractual obligations to our stockholders.  Upon the completion of this offering, we intend to use the net proceeds received by us for working capital and other general corporate purposes.
We will not receive any proceeds from the sale of shares of common stock by our selling stockholders.

DIVIDEND POLICY
As of the date of this prospectus, no dividends on our common stock have been declared or paid, and we do not expect to declare or pay dividends in the near future. In addition, we do not have earnings from which dividends may be paid. In our early years to the extent we have earnings, we intend to retain such earnings to expand our business. Currently, only appreciation in the price of our common stock, which may or may not occur, will provide a return to investors. We may commence paying dividends at a later date. Any declaration and payment of dividends by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our board of directors deems relevant. In addition, we may enter into credit agreements or other debt arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

NMIC's ability to pay dividends to NMIH is limited by state insurance laws of the State of Wisconsin, which provide that NMIC may pay out "extraordinary dividends" only if not disapproved by the Wisconsin Commissioner of Insurance. For a further discussion of state insurance regulatory dividend limitations see "Regulation — State Insurance Regulation." Additionally, minimum capital requirements may limit the amount of dividends that NMIC may pay.

Additionally, NMIC has entered into commitments with the Arizona Department of Insurance, the California Insurance Department, the Missouri Department of Insurance, the New York State Department of Financial Services, the Ohio Department of Insurance, and the Texas Commissioner of Insurance not to pay or declare any dividends for the three-year period ending January 15, 2016. NMIC is currently licensed in 48 states and D.C. NMIC may enter into similar commitments with other state insurance departments. Some of these other states may restrict the Company's ability to pay stockholder dividends.

In addition to state dividend limitations, NMIC is restricted from paying any dividends to affiliates or to any holding company until December 31, 2015 by separate agreements with Fannie Mae and Freddie Mac.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013 on an actual basis and on an as adjusted basis to give pro forma effect to the sale of shares of              common stock by us at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Actual amounts included in this table are derived from unaudited financial statements included elsewhere in this registration statement. This table should be read in conjunction with “Selected Condensed Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	June 30, 2013
	Actual	As Adjusted (2)
	(In Thousands)
Cash and cash equivalents (1)	$25,941	$
Shareholders' equity:
Common stock: par value $0.01 per share; 250,000,000 shares, authorized; 55,637,480 shares issued and outstanding, actual; common shares issued and outstanding, as adjusted	556
Preferred stock: par value $0.01 per share; 10,000,000 shares, authorized; no shares outstanding, actual and as adjusted	—
Additional paid-in capital	522,313
Accumulated other comprehensive income (loss)	(9,322)
Accumulated deficit	(57,067)
Total shareholders' equity	456,480	$
Total capitalization	$456,480	$

(1) Cash and cash equivalents include cash and money market funds with original maturities of 90 days or less.

(2) The “As Adjusted” column in the table above assumes the application of the net proceeds at an initial public offering price of $ , the mid-point of the range set forth in the cover page, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Excludes all shares reserved for issuance under our 2012 Stock Incentive Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is in excess of the net tangible book value per share of our common stock attributable to existing stockholders for our presently outstanding shares of common stock. As of June 30, 2013, net tangible book value attributable to our stockholders was $452.8 million, or $8.14 per share of common stock based on 55,637,480 shares of common stock issued and outstanding. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of outstanding shares of common stock.

Our net tangible book value as of June 30, 2013 would have been approximately $        , or $         per share of common stock based on             shares of common stock issued and outstanding after giving effect to the sale of             shares of common stock by us at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

This represents an immediate increase in the net tangible book value of $         per share to existing stockholders and an immediate dilution in the net tangible book value of $         per share to the investors who purchase our common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

The following table illustrates the per share dilution after giving pro forma effect to this offering:

Initial public offering price per share
Net tangible book value per share as of June 30, 2013	$8.14
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share of common stock after the offering

Dilution per share to new investors

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the net tangible book value per share of our common stock after giving effect to this offering would be $  per share of our common stock. This represents an increase in net tangible book value of $  per share of our common stock to existing stockholders and dilution of $  per share of our common stock to new investors.
Each $1.00 increase (decrease) in the assumed initial offering price of $         per share of common stock would increase (decrease) the net tangible book value as of June 30, 2013 by approximately $        , or approximately $         per share, and the dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing, assuming the public offering price per share remains the same.

The following table summarizes, as of June 30, 2013 (giving pro forma effect to the sale by us of              shares of common stock in this offering), the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
Investors in this offering
Total		100.0%		$100.0%
The number of shares purchased is based on shares of common stock outstanding as of June 30, 2013. The discussion and table above exclude shares of common stock issuable upon exercise of outstanding options issued. If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be     %, and the percentage of shares of our common stock held by new investors would be     %. To the extent any outstanding options are exercised, new investors will experience further dilution. To the extent all             outstanding options had been exercised as of June 30, 2013, the net tangible book value per share after this offering would be $         and total dilution per share to new investors would be $        .

OUR HISTORY AND CORPORATE STRUCTURE
Our History
NMI Holdings, Inc. ("NMIH") is a Delaware corporation incorporated on May 19, 2011 for the purpose of building an MI company. To facilitate our time to market, on November 30, 2011, we entered into an agreement with MAC Financial Ltd. to purchase MAC Financial Holding Corporation and its Wisconsin-licensed insurance subsidiaries, which acquisition was completed on April 24, 2012. Prior to its acquisition by NMIH, MAC Financial and its insurance subsidiaries were primarily engaged in start-up related activities such as commencing the initial work on an insurance management system, starting the state licensing process, completing the initial GSE applications and beginning to hire personnel. Prior to acquisition by NMIH, none of MAC Financial's insurance subsidiaries had written any MI. As consideration for the acquisition, MAC Financial Ltd. received 250,000 shares of our common stock, a warrant to purchase 678,295 shares of our common stock and approximately $2.5 million in cash consideration. MAC Financial Holding Corporation's Insurance subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance One Inc and Mortgage Assurance Reinsurance Two Inc, each a Wisconsin corporation, were renamed National Mortgage Insurance Corporation (“NMIC”), National Mortgage Reinsurance Inc One (“NMRI One”) and National Mortgage Reinsurance Inc Two (“NMRI Two”) respectively. The stockholders of MAC Financial Ltd. have resolved to wind up its affairs pursuant to a members voluntary liquidation under Bermuda law, and have appointed a liquidator for that purpose.  The shares of our common stock and the warrant previously held by MAC Financial Ltd. have been divided and distributed to its former stockholders. On September 30, 2013, we merged MAC Financial Holding Corporation into NMIH, with NMIH surviving the merger, and we merged NMRI Two into NMIC, with NMIC surviving the merger.
On April 24, 2012, we also completed a private placement of 55,000,000 shares of our common stock for gross proceeds of $550 million. We received net proceeds of approximately $510 million, after the initial purchaser's discount and placement fees and after our offering expenses. Pursuant to the terms of the offering, we were able to access approximately $32 million to cover operating expenses while the remaining proceeds from the offering were placed in an investment account and the funds could not be accessed by us until we received GSE Approval. Upon receipt of GSE Approval on January 15, 2013 as described below, the funds in the investment account were released to us.
Prior to the completion of the MAC Acquisition on April 24, 2012, our activities were focused on organizational development, capital raising and other start-up related activities. Additionally, for the period from May 19, 2011 through the date of this filing our efforts have been primarily directed toward building the foundation of the Company which would allow us to write mortgage insurance. These efforts included, among other things, attracting an executive management team and other key officers and directors, attracting and hiring staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE Approval. On January 15, 2013, we received GSE Approval. With our GSE Approval, our customers who originate loans insured by NMIC may sell such loans to the GSEs (as of April 1, 2013 for Freddie Mac and as of June 1, 2013 for Fannie Mae). NMIC applied for a certificate of authority in each of the 50 states and D.C. in June 2012 and is currently licensed in 48 states and D.C. We commenced writing MI in April 2013 through NMIC.

Our Corporate Structure
The following diagram summarizes our corporate structure. Each of our subsidiaries is directly, wholly-owned by us:

SELECTED CONDENSED HISTORICAL FINANCIAL INFORMATION
The following tables set forth our selected condensed historical financial statements of operations. You should read this information in conjunction with “Summary Selected Historical Consolidated Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. References in this prospectus to "Successor" refer to the Company on or after April 24, 2012 and references to "Predecessor" refer to MAC Financial Holding Corporation prior to April 24, 2012.
The summary historical consolidated statements of operations of the Company (Successor entity) are set forth below as of and for the six months ended June 30, 2013 and June 30, 2012, as of and for the year ended December 31, 2012, for the period May 19, 2011 (date of inception) through December 31, 2011 and for the period May 19, 2011 (date of inception) through June 30, 2013. The summary financial information presented is derived from our audited or unaudited interim consolidated financial statements included elsewhere in this prospectus.
We have included the summary historical consolidated statements of operations of our Predecessor entity as of and for the period January 1, 2012 through April 24, 2012 (date of purchase of Predecessor entity), as of and for the year ended December 31, 2011, and for the period from July 6, 2009 (date of inception of Predecessor entity) through April 24, 2012.
We have also included the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012, which combines the Predecessor's consolidated income statement for such period with the Successor's consolidated income statement, which are included elsewhere in this prospectus, giving effect to the MAC Acquisition as if it had occurred on January 1, 2012. Because there was an immaterial level of operations during this pro forma period, totaling approximately $9,000, we do not further discuss the pro forma presentation in this prospectus.
NMIH was formed in May 2011. Prior to the completion of the MAC Acquisition on April 24, 2012, our activities were focused on organizational development, capital raising and other start-up related activities. Additionally, for the period from May 19, 2011 through the date of this filing, our efforts were primarily directed toward building the foundation of the Company which would allow us to write mortgage insurance. These efforts included, among other things, building an executive management team and hiring other key officers and directors and staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE Approval.
In April 2012, NMIH raised net proceeds of approximately $510 million in a private placement of our common stock and completed our acquisition of MAC Financial, a Delaware corporation, and its Wisconsin-licensed subsidiaries, including NMIC. The proceeds from the private placement were and will be primarily used to capitalize our MI subsidiaries and fund our operating expenses until our MI subsidiaries generate positive cash flows. NMIC recently commenced issuing mortgage insurance policies in April 2013. Therefore, our results of operation following our receipt of GSE Approval cannot be meaningfully compared to our operations prior thereto.

CONSOLIDATED STATEMENTS OF OPERATIONS
	SUCCESSOR					PRO FORMA	PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					NMI Holdings, Inc. (A Development Stage Company)	MAC Financial Holding Corporation (A Development Stage Company)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011	For the Period May 19, 2011 (inception) to June 30, 2013	For the Year Ended December 31, 2012	For the Period January 1, 2012 to April 24, 2012	For the Year Ended December 31, 2011	For the Period July 6, 2009 (inception) to April 24, 2012
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(In Thousands, except per share data)					(In Thousands, except per share data)	(In Thousands)
Revenues
Direct premiums written	$1	$—	$—	$—	$1	$—	$—	$—	$—
(Increase) decrease in unearned premiums	—	—	—	—	—	—	—	—	—
Net premiums earned	1	—	—	—	1	—	—	—	—
Net investment income	1,817	—	6	—	1,823	6	—	—	—
Other revenue	(599)	—	278	—	(321)	278	—	2	18
Total Revenues	1,219	—	284	—	1,503	284	—	2	18
Expenses
Payroll and related	13,806	1,829	11,559	—	25,365	11,559	—	334	2,402
Share-based compensation	6,859	1,046	6,115	—	12,974	6,115	—	—	—
Professional fees	5,160	840	4,242	1,248	10,650	4,246	—	21	1,939
Depreciation	1,847	—	3	—	1,850	3	4	14	33
Other	1,773	2,867	5,856	101	7,730	5,863	6	237	1,285
Total Expenses	29,445	6,582	27,775	1,349	58,569	27,786	10	606	5,659
Net loss	$(28,226)	$(6,582)	$(27,491)	$(1,349)	$(57,066)	$(27,502)	$(10)	$(604)	$(5,641)

Share Data
Basic and diluted loss per share	$(0.51)	$(0.33)	$(0.73)	$(13,490.00)	$(1.81)	$(0.73)
Book value per share	$8.20	$9.10	$8.81	$(13,490.00)	$8.20	$8.81
Weighted average common	55,565,374	20,126,474	37,909,936	100	31,448,608	37,909,936
Shares outstanding	55,637,480	55,500,100	55,500,100	100	55,637,480	55,500,100

CONSOLIDATED BALANCE SHEETS
	SUCCESSOR					PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					MAC Financial Holding Corporation (A Development Stage Company)
	June 30, 2013	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011	April 24, 2012	December 31, 2011
	(unaudited)	(as adjusted)	(unaudited)
	(In Thousands)					(In Thousands)
Cash and cash equivalents	$25,941		$502,981	$485,855	$—	$17	$17
Restricted cash	—		20,830	40,338	—	—	—
Investment securities	427,472		—	4,864	—	—	—
Software and equipment, net	8,786		5,184	7,550	—	2,887	2,891
Other assets	6,751		5,019	4,160	210	12	19
Total Assets	$468,950		$534,014	$542,767	$210	$2,916	$2,927
Accounts payable and accrued expenses	$6,416		$3,110	$8,708	$1,354	$1,467	$1,227
Purchase fees and purchase consideration payable	—		20,830	40,338	—	—	—
Warrant liability	5,921		5,120	4,842	—	—	—
Other liabilities	133		—	133	205	—	240
Total Liabilities	12,470		29,060	54,021	1,559	1,467	1,467
Total Stockholders' Equity (Deficit)	456,480		504,954	488,746	(1,349)	1,449	1,460
Total Liabilities and Stockholders' Equity	$468,950		$534,014	$542,767	$210	$2,916	$2,927

CONDENSED STATEMENTS OF CASH FLOWS
	SUCCESSOR					PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					MAC Financial Holding Corporation (A Development Stage Company)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011	For the Period May 19, 2011 (inception) to June 30, 2013	For the Period January 1, 2012 to April 24, 2012	For the Year Ended December 31, 2011	For the Period July 6, 2009 (inception) to April 24, 2012
	(unaudited)	(unaudited)			(unaudited)
	(In Thousands)					(In Thousands)
Net Cash Used in Operating Activities	$(22,939)	$(4,701)	$(14,595)	$(206)	$(37,740)	$240	$(490)	$(4,154)
Net Cash Used in Investing Activities	(435,398)	(2,578)	(9,809)	—	(445,207)	—	(90)	(2,920)
Net Cash Provided by Financing Activities	(1,578)	510,260	510,259	206	508,887	(240)	437	7,091
Net (Decrease) Increase in Cash and Cash Equivalents	(459,915)	502,981	485,855	—	25,940	—	(143)	17
Cash and Cash Equivalents, beginning of period	485,855	—	—	—	—	17	160	—
Cash and Cash Equivalents, end of period	$25,940	$502,981	$485,855	$—	$25,940	$17	$17	$17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the “Summary Historical Consolidated Financial Data,” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the U.S. Securities and Exchange Commission.
Readers are cautioned that meaningful comparability of current period financial information to prior periods is limited. Prior to the completion of the MAC Acquisition on April 24, 2012, we had no sales, underwriting or servicing operations and our activities were limited to fund raising through the private placement of our securities, acquisition due diligence, recruitment of talent, development of our business plan and corporate organization matters. Additionally, the comparability of data prior to the date of the MAC Acquisition is limited because, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, the assets acquired and liabilities assumed were recorded at fair value at their respective dates of acquisition and do not have a significant resemblance to the assets and liabilities of the Predecessor insurance subsidiaries. Moreover, we raised a considerable amount of cash during the settlement of these acquisitions, we paid off borrowings, and we contributed significant capital to each insurance subsidiary we acquired. All of these actions materially changed the balance sheet composition, liquidity, and capital structure of the acquired entity. We believe that the impact of these acquisitions to our financial condition and operating results is, and will continue to be, significant.
Overview
NMI Holdings, Inc. ("NMIH") was formed in May 2011. Following our formation, we focused our efforts on organizational development, capital raising and other start-up related activities. In November 2011, we entered into a definitive agreement to acquire MAC Financial Holding Corporation and its Wisconsin licensed insurance subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance Inc One and Mortgage Assurance Reinsurance Inc Two, each a Wisconsin corporation, which were renamed National Mortgage Insurance Corporation (“NMIC”), National Mortgage Reinsurance Inc One (“NMRI One”) and National Mortgage Reinsurance Inc Two (“NMRI Two”), respectively. In April 2012, we raised net proceeds of approximately $510 million in a private placement of our common stock and completed the acquisition of MAC Financial and its insurance subsidiaries. The proceeds from the private placement were and will be primarily used to capitalize our insurance subsidiaries and fund our operating expenses until our insurance subsidiaries generate positive cash flows. On September 30, 2013, we merged MAC Financial Holding Corporation into NMIH, with NMIH surviving the merger, and we merged NMRI Two into NMIC, with NMIC surviving the merger.
Through our primary mortgage insurance subsidiary, NMIC, a mono-line MI company, and its affiliated reinsurance company, NMRI One, we provide residential MI in the United States. Mortgage insurance provides loss protection to mortgage lenders and investors in the event of borrower default on low down payment residential mortgage loans. By protecting lenders and investors from credit losses, we help facilitate the availability of mortgages to prospective, primarily first-time, U.S. home buyers, thus promoting homeownership and helping to revitalize our residential communities.
Our business strategy is primarily focused on commencing and growing our MI business by writing high-quality mortgage insurance in the United States. Since the Company's inception, our efforts to build our MI business have included, among other things, building an executive management team and hiring other key officers and directors and staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE approval. In January 2013, Freddie Mac and Fannie Mae each approved NMIC as a qualified MI provider (“GSE Approval”). NMIC works to differentiate itself primarily on prompt and predictable underwriting, thereby aiming to provide lenders with a higher degree of confidence of coverage that such lenders are seeking. As a newly capitalized mortgage insurer, we have the ability to write new business without the burden of risky legacy exposures. Our financial results to date have been primarily driven by expenditures related to our business development activities, and to a lesser extent, by our investment activities. We commenced writing MI on a limited test basis during April 2013.
We discuss the following in turn below:

•
the significant conditions and factors that have affected our operating results, including the costs associated with the key start-up activities in which we are engaged and development of our investment portfolio;

•	the factors we expect will impact our future results as our mortgage insurance business continues to grow, and certain issues impacting our holding company, NMIH;

•	our sources and uses of liquidity and capital resources;

•	our operating results, which were primarily driven by our start up activities;

•	disclosures related to market risk exposures and off-balance sheet and other contractual arrangements; and

•	critical accounting policies that require management to exercise significant judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Factors Affecting Our Operating Results
Operating Expenses from Development Stage Activities
Our expenses for the six months ended June 30, 2013 and June 30, 2012, for the year ended December 31, 2012, and for the period from May 19, 2011 (inception) to June 30, 2013 were $29.4 million, $6.6 million, $27.8 million and $58.6 million, respectively, and consist largely of expenses associated with development stage activities, including payroll and related expenses, share-based compensation and professional fees. The costs that we have incurred to date do not represent the full operations of an operating MI company. We anticipate that, as our insurance writings grow and our sale activities increase, our underwriting expenses in future periods will be considerably higher than in the periods presented to date.

Although we expect our year-over-year expenses to increase significantly as we grow our business, we ultimately expect that the majority of our operating expenses will be relatively fixed in the long term. As our business matures and we deploy the majority of our capital, we are targeting our expense ratio (expenses to premiums written) to fall into a range of 20% to 25%. In our initial periods of operation, our expense ratio is expected to be significantly higher than this range given the low levels of premium written compared to our "fixed" costs customary to operating a mortgage insurance company. We believe that we will have an efficient expense structure providing us with greater flexibility. We do not expect to achieve operating profitability through 2014. Additionally, we generally expect to generate an average unlevered ROE in the mid-teens through economic cycles.
We discuss below the significant development stage activities that have driven our results to date.
Start-up Operations
Since the closing of our private placement, we engaged in the following activities, which culminated in writing mortgage insurance business in April 2013:

•	we obtained certificates of authority for NMIC from state insurance regulators to write mortgage insurance in 48 states and D.C.;

•	in January 2013, NMIC obtained approvals from the GSEs as a qualified mortgage insurer;

•	we made substantial progress in the design, development and implementation of our information technology platform;

•	we established customer relationships with mortgage originators; and

•	we have attracted and retained our employee base and support systems.

State Licensing
To conduct MI business with many, or potentially all, large, national lenders, we believe NMIC will need to be licensed in all 50 states and D.C. NMIC applied for a certificate of authority in each of the 50 states and D.C. in June 2012. As of the date of this prospectus, NMIC has obtained certificates of authority in 48 states and D.C. NMIC has not yet received certificates of authority in Wyoming or Florida.
NMIC's application for a certificate of authority has not yet been accepted by the Wyoming Insurance Department for formal review due to our inability to meet Wyoming's seasoning requirement. Like most of the states in which NMIC is licensed, Wyoming has a statutory seasoning requirement, which requires an applicant for admission to Wyoming to have transacted insurance for two years in its state of domicile prior to being admitted to Wyoming. The Wyoming Insurance Commissioner has the discretion to waive the requirement, however, if he or she finds that the applicant insures against special hazards to property or liability for which, in the Commissioner's opinion, adequate provision is not already made by insurers already authorized in the state. We requested a waiver under the foregoing provision; however, the Wyoming Insurance Commissioner did not agree to grant a waiver. We have requested and been granted a hearing to present evidence in support of our assertion that sufficient grounds exist under Wyoming law for the Wyoming Insurance Commissioner to grant our request for a seasoning waiver. The hearing will take place in December, 2013 before an administrative law judge (“ALJ”). The ALJ will issue a recommended decision, which the Commissioner may adopt, modify or reject altogether and issue his own decision. If the refusal to grant us a seasoning waiver is upheld, we will have the right to appeal to the Wyoming courts. If a waiver is granted, we expect that the Wyoming Insurance Department will review NMIC's application for a certificate of authority. We intend to provide all information requested by the Wyoming Insurance Department but cannot guarantee that we will obtain a certificate of authority in Wyoming even if a seasoning waiver is granted.
In May 2013, we withdrew NMIC's application for a license in Florida in response to a request by Florida's Office of Insurance Regulation ("FL OIR"). On August 15, 2013, we refiled NMIC's application for a certificate of authority in Florida.  We have requested and been granted a hearing with the FL OIR in October 2013 on our licensing application. The FL OIR has asked us to address issues related to (i) the role of certain of our officers in their previous employment at PMIC, (ii) the litigation pending against us and certain of our officers and employees brought by the receiver of PMIC and (iii) our eligibility for a seasoning waiver in Florida. The FL OIR is in the preliminary phase of its review, and there can be no assurance as to whether the FL OIR will require additional documentation and other information in order to proceed with reviewing the application. Although we will present our case as to why our application should be approved at the October 2013 hearing and intend to provide all information requested by the FL OIR in the licensing process, we cannot guarantee that this information will be satisfactory to the FL OIR and cause it to ultimately approve our application for a license.
Many states also require approval of NMIC's insurance rates and/or policy forms before it may issue insurance policies in such states. Of the states in which NMIC has received certificates of authority, NMIC currently has effective rates in 47 states and D.C. and effective policy forms in 46 states and D.C. NMIC's application for approval of rates is pending in Washington and its applications for approvals of policy forms are pending in Maryland and Alaska. NMIC must receive approvals of its respective applications in each of these states before it may write MI in such states.
As conditions of obtaining licenses in Alabama, Arizona, California, Missouri, New York, Ohio and Texas, NMIC entered into agreements with the Alabama Department of Insurance ("ALDOI"), Arizona Department of Insurance (“AZDOI”), the California Insurance Department (“CADOI”), the Missouri Department of Insurance (“MODOI”), the New York State Department of Financial Services (“NYDOI”), the Ohio Department of Insurance ("OHDOI") and the Texas Commissioner of Insurance (“TXDOI”). The agreements with the CADOI, MODOI, NYDOI, OHDOI and TXDOI, provide, among other things, that:

•
NMIC (i) refrain from paying any dividends; (ii) retain all profits; and (iii) maintain a risk-to-capital ratio not to exceed 20 to 1, for three years from the date of GSE Approval (i.e., until January 15, 2016); and

•	certain start-up compensation expenses and equity compensation in the form of stock options and restricted stock units shall not be allocated to or assumed as a cost or expense by NMIC.
In its agreement with the NYDOI, NMIC is required to obtain the NYDOI's prior written approval to significantly deviate from the plan of operations and financial projections that were submitted to the NYDOI in connection with NMIC's license application. In addition, if the lawsuit brought by PMIC's Receiver is determined adversely to any of our officers who are named as defendants in the lawsuit (including our Chief Executive Officer, Chief Financial Officer, Chief Sales Officer and Vice President of Sales Operations, Analytics & Planning), we may be required to remove and replace those officers under the terms of the agreements with the ALDOI, AZDOI, NYDOI and TXDOI, as a condition of NMIC obtaining certificates of authority in those states, as well as under an agreement with the Wisconsin OCI. In connection with NMIC's license applications in California, Missouri and New York, NMIH entered into agreements with the CADOI, MODOI and NYDOI requiring NMIH to contribute capital to NMIC as necessary to maintain NMIC's risk-to-capital ratio at or below

20 to 1 for three years from the date of GSE Approval. NMRI One is also a party to the agreements with the CADOI and OHDOI. Additionally, and as part of the approval process with the GSEs, we are required for the first three years of operations (expiring December 31, 2015) to maintain our risk-to-capital ratio at no greater than 15 to 1. For further discussion of the GSE Approvals, see "GSE Approvals," below.
Capital Position

In addition to the requirement that NMIC adhere to the above minimum capital requirements, as discussed in "Regulation — State Insurance Regulation" below, in 16 states, NMIC is also subject to regulatory minimum capital requirements based on its insured risk-in-force. While formulations of this minimum capital may vary in each jurisdiction, the most common measure allows for a maximum permitted risk-to-capital ratio of 25 to 1. As a new entrant to the MI business, our insurance writings to date have been minimal compared to the volume of insurance we expect to write as our business grows in the near future. As of September 30, 2013, NMIC's primary risk-in-force was approximately $1.2 million on a total of 22 policies in force. As of September 30, 2013, NMIC has pool risk-in-force of approximately $93.1 million on a total of approximately 22,000 loans. Based on NMIC's reported statutory capital of $200 million at June 30, 2013, NMIC is currently significantly below the contractual and regulatory maximum risk-to-capital thresholds. As our insurance writings grow and our risk-in-force increases, our risk-to-capital ratio will increase and NMIC's risk-to-capital metrics will become more important to an evaluation of its compliance with all of the capital requirements to which it is subject. State insurance regulators and the GSEs are currently examining their respective risk-to-capital ratio requirements to determine whether in light of the recent financial crisis, changes are needed to more accurately assess mortgage insurers' ability to withstand stressful economic conditions. As a result of these stakeholders' ongoing assessments, the capital metrics under which they assess and measure our financial strength may change in the future.

 GSE Approvals
As described below in "Business — Overview of the Private Mortgage Insurance Industry — GSEs", the GSEs are the major purchasers of the mortgages insured by mortgage insurers. The GSEs' federal charters generally prohibit them from purchasing low down payment loans without certain forms of credit enhancement, one of which is MI from an entity that they determine to be a qualified mortgage insurer. Consequently, in addition to securing certificates of authority, the ability to successfully commence mortgage insurance operations in the U.S. is largely dependent on obtaining approvals from Fannie Mae and Freddie Mac as a qualified MI provider. Following the Company's private placement in April 2012, NMIC's key focus was to secure approvals from the GSEs. In January 2013, Fannie Mae and Freddie Mac each approved NMIC as a qualified mortgage insurer ("GSE Approval"). We expect that the significant majority of insurance we will write will be for loans sold to the GSEs. With the GSE Approval, our customers who originate loans insured by NMIC may sell such loans to the GSEs (as of April 1, 2013 for Freddie Mac and as of June 1, 2013 for Fannie Mae).
In March 2013, the FHFA announced its 2013 performance goals as part of its Strategic Plan for Fiscal 2013 - 2017 for the GSEs, which includes the goal of contracting the GSEs' dominant presence in the marketplace while simplifying and shrinking certain lines of business. With respect to single family mortgages, the FHFA has set a target of $30 billion of unpaid principal balance in credit-risk sharing transactions in 2013 for both Fannie Mae and Freddie Mac. The FHFA has specified that each GSE must conduct multiple types of risk-sharing transactions to meet this target, which includes expanded MI, credit-linked securities, senior/subordinated securities and other structures. As a new business opportunity for MI companies, we generally believe the FHFA's 2013 strategy for the GSEs will have a beneficial impact on our industry.

As a GSE-qualified MI provider, NMIC is subject to continuing eligibility requirements imposed by the GSEs in both their January 2013 conditional approvals of NMIC, as well as their respective comprehensive mortgage insurer eligibility requirements. For a discussion of the capitalization, operational and reporting conditions to which NMIC is subject in connection with the GSE Approval and the GSEs' eligibility requirements, see “Regulation - U.S. Mortgage Insurance Laws — GSE Qualified Mortgage Insurer Requirements,” below.
Development of Our IT Platform
As discussed below in “Business — Information Technology Systems”, the success of our business is highly dependent on our ability to effectively and efficiently use technology to electronically conduct business with our customers. Accordingly, we have invested and will continue to invest resources to establish and maintain electronic connectivity with customers and, more generally, in e-commerce and technological advancements. In order to integrate electronically with mortgage lenders we must:

•
Establish connectivity with the industry's largest providers of mortgage servicing systems, which automate loan servicing functions such as payment processing, escrow administration, default management, investor accounting, loan modifications, and year-end reporting. We have completed integration with the largest and leading servicing system providers, LPS MSP and Fiserv LoanServ™ , which combined process more mortgages in the United States by dollar volume than any other servicing system, creating significant opportunity to efficiently conduct business with large lenders and aggregators that require this integration;

•
Establish connectivity with leading third party providers of loan origination systems, which provide the functionality to automate the mortgage loan origination process, including point of sale support, processing, settlement services, document preparation and tracking, underwriting, closing and funding. We have begun the process of integrating with the leading third-party loan origination systems, and we expect to complete some of these integrations this year, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer®, and Mortgage Builder. By mid-2014, we believe we will be integrated with additional leading third-party loan origination systems.

•
Integrate with those lenders that maintain their own proprietary loan origination and servicing systems, recognizing that the time-lines for these integrations are heavily dependent upon the lenders' internal technology resource time-lines and availability. Many lenders require us to engage in their third party review processes before we can conduct integration testing with such lenders. While we are currently working through this process with some lenders, no direct lender connectivity has been completed as of the date of this prospectus.

Many of our customers will require us to have the above connectivity in place as a precursor to doing business with them.
A significant component of our technology platform (which we refer to as "AXIS") is an insurance management system (which we refer to as "IMS") we purchased in connection with the MAC Acquisition in April 2012. We have invested and will continue to invest significant resources to develop AXIS to support our MI operations, including policy acquisition, underwriting, premium billing, policy servicing and delinquency and claims management functions. The success of our business will be dependent on our ability to resolve any issues identified with AXIS during development and testing and to timely make any necessary improvements. We recently completed an initial rollout of our IMS policy acquisition and underwriting modules involving over thirty lenders. We believe these modules of the IMS system performed well in this assessment phase. Results were acceptable in all 12 critical areas of system functionality, and customer feedback was positive.

Given the time required to upgrade the policy acquisition and underwriting modules of IMS, we made the business decision during the second quarter of 2013 to pursue the development of new modules to support policy servicing, billing, and delinquency and claims management. This change will require us to provide these services to our customers during the initial period of our business operations using current IMS capabilities and interim applications and manual solutions. As a result of the above change in approach, we are required to reduce the useful life of the IMS modules that support policy servicing, billing, and delinquency and claims management. Reducing the useful life of these modules will have the effect of shortening the amortization period, causing us to record the same amount of amortization expense over a shorter period of time, which was implemented in the second quarter of 2013 and will continue to amortize over the coming quarters. We expect that these modules will be fully amortized by the end of 2014.
Development of Our Customer Base
As discussed below in "Business — Customers", our sales strategy is focused on attracting as customers those mortgage originators that fall into one of two distinct categories of national and regional lenders, which we refer to as "National Accounts" and "Regional Accounts". Before we can begin insuring loans originated by these lenders, they must agree to use NMIC as a mortgage insurance provider. Following an approval by the lender, NMIC issues its master policy to the lender, setting forth the terms and conditions of our MI coverage.
We consider National Accounts to be the 36 most significant residential mortgage originators as defined by volume of originations and volume of insured business. We plan to service this customer base with a small but specialized team of National Account sales people who have experience sourcing business from this segment. We expect that the National Accounts will purchase MI products from NMIC for loans originated directly through their retail channels, as well as to purchase loans from other originators that have originated loans with NMIC insurance already in place. Our progress with National Accounts includes establishing relationships, working to complete our respective due diligence processes, issuing master polices, responding to information data security assessments and evaluations, mutually evaluating credit policies and parameters and continuing to integrate with the necessary origination and loan servicing systems, as discussed above. To date, 18 of the National Account lenders have agreed to use NMIC as a mortgage insurance provider and we continue to work towards completing our customer boarding process.  These 18 national accounts generate approximately 14% of the industry's new insurance written. While we believe we have favorable relationships with the 18 National Accounts that have indicated they will purchase MI from NMIC, there is no obligation to use NMIC as an MI provider and, as of the date of this prospectus, we have received a limited amount of business from one of these national account providers. We continue to work with the other 18 National Accounts to engage them as customers.
The Regional Accounts originate mortgage loans on a local or regional level throughout the United States. We intend for our nationwide and regional sales teams to address the Regional Accounts segment of the market, and with the early efforts of these teams, we have been able to attract a small population of lenders in this segment who have agreed to purchase MI from NMIC. Our future efforts will be focused on growing this segment of our customer base. Our ability to make progress penetrating Regional Accounts is primarily dependent on the following three factors:

•	Obtaining approval from National Account lenders to be an authorized MI provider enables Regional Accounts to sell loans with insurance from NMIC to those National Accounts. Consequently, these approvals are critical to making inroads with Regional Accounts.  As discussed above, 18 of the 36 National Accounts have agreed to use NMIC as an MI provider.

•
Achieving connectivity with the largest loan servicing systems. Many of the loan servicers in the industry who sub-service loans originated by Regional Accounts that do not conduct their own servicing operations rely primarily on the two most significant servicing systems, LPS MSP and Fiserv LoanServTM, to subservice these loans. As discussed above in “Development of Our IT Platform,” we have completed integration with LPS MSP and Fiserv LoanServTM. Attaining connectivity with these servicing systems is one of the important steps with respect to both National and Regional Accounts purchasing MI from NMIC.

•
Achieving connectivity with leading third-party loan origination systems utilized by Regional Accounts. As discussed above, we have begun the process of integrating with some of the leading providers of automated loan origination systems, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer® and Mortgage Builder. The Regional Accounts who originate loans using these leading third-party loan origination systems will be able to automatically select NMIC as an MI provider within those systems. The progress we have made to date connecting with these loan origination systems is another significant achievement with respect to our readiness to engage with the Regional Accounts.

Employees
We believe that our growth and future success will depend in large part on the services and skills of our management team and our ability to motivate and retain these individuals and other key personnel. As of September 30, 2013, we had significantly developed our employee base to support our regional and national sales teams, policy acquisition and servicing, IT, and all other back-office functions. Based upon our business plan, we anticipate hiring a substantial number of additional employees during 2013. We currently expect to have approximately 175 total full-time employees by the end of 2013.
New Business Writings
NMIC commenced, on a limited test basis, writing insurance business on April 1, 2013. As of September 30, 2013, NMIC has approximately $1.2 million of primary RIF, representing 22 loans with an aggregate unpaid principal balance of approximately $4.6 million. We expect that NMIC's insurance-in-force and risk-in-force will increase over the coming months as our operations continue to mature.
During the second fiscal quarter of 2013, NMIC bid on a pool insurance transaction proposed by Fannie Mae.  As discussed previously, the FHFA has set targets for reducing the GSEs' mortgage risk in 2013.  One of the methods available to the GSEs is to utilize MI companies as insurers of particular groups, or pools, of loans.  In July 2013, we were notified that Fannie Mae had selected NMIC for this pool transaction.  NMIC entered into an agreement with Fannie Mae, pursuant to which NMIC insures approximately 22,000 loans with an aggregate unpaid principal balance of approximately $5.2 billion.  The effective date of the agreement and the coverage is September 1, 2013, and in September 2013, we received our first premium payment from Fannie Mae.  The agreement has an expected term of 10 years from the coverage effective date.

The initial net risk-in-force to NMIC is approximately $93.1 million which represents the amount between a deductible payable by Fannie Mae on initial losses and a stop loss, above which, losses are borne by Fannie Mae.  In addition, the agreement contains counterparty requirements that specify the amount of capital NMIC will need to maintain to support the agreement, which is equal to the amount of net risk-in-force on this pool. The risk-in-force and the capital we are required to maintain to support this risk will decline over the 10-year term of the agreement as the loans in the pool amortize. NMIC will be paid monthly premiums by Fannie Mae based on a fixed premium rate and the aggregate outstanding unpaid principal balance of loans in the pool.  Similar to other monthly products, we will record the premium received on a monthly basis as written premium. In addition, all of the premium will be recorded as earned in the month received, with no unearned premium reserve established.
All of the loans in the pool were originated between July 1 and December 31, 2012.  In order for a loan to have been and remain eligible for coverage under the agreement, it must be current as of the coverage effective date and not have had a 30-day delinquency prior to the coverage effective date.  The maximum LTV of the loans in the pool is 80% and the weighted average LTV of the loans in the pool is 77%, which is below the typical LTV of low-down payment loans we would expect to insure through our flow channel, which we anticipate will have average LTVs at origination of between 85% and 95%.  The average LTV of the loans in the pool was calculated based on the loans' origination values and the unpaid principal balances as of February 1, 2013, the date as of which the bid data was prepared. This pool transaction is unlike a typical pool transaction, in that the loans which make up this particular pool do not have primary MI on them, as the LTVs at origination were below what would have required MI to be placed at loan origination. The average credit score at origination of borrowers in the pool is 764 which is considered to be an excellent credit score by the three major credit bureaus.  All of the loans in the pool are 30-year, fixed rate mortgages and were made to borrowers whose incomes we believe were fully documented, with approximately 29% of those borrowers located in California. Based on the foregoing attributes, we believe that NMIC has insured a high quality loan pool. Related premiums will decline over the 10-year term of the agreement as loans in the pool amortize over time.
Development of our Investment Portfolio
Our net investment income for the six months ended June 30, 2013 was approximately $1.8 million compared to $0 for the six months ended June 30, 2012 and approximately $6,000 for the year ended December 31, 2012 and approximately $1.8 million for the period from May 19, 2011 (inception) to June 30, 2013. During the first quarter of 2013, we began investing our cash holdings in fixed income securities which provide a higher yield. We continued to invest our cash holdings in fixed income securities during the second quarter of 2013. As of June 30, 2013, we consider our portfolio to be in conformity with our investment guidelines. The principal factors affecting our investment income include the size of our portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as those resulting from changes in interest rates), the size of our investment portfolio is mainly a function of our initial capital raised, cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses. We currently plan to continue to invest in additional fixed income securities, which will cause our net investment income to increase over prior quarters.
Factors Expected to Affect Results as our Mortgage Insurance Operations Grow
We expect that as our insurance business develops, our results of operations will be affected by the following factors.
Premiums Written and Earned
In our industry, a “book” is a group of loans that an MI company insures in a particular period, normally a calendar year. We set premiums at the time a policy is issued based on our expectations regarding likely performance over the term of coverage. We expect the annual average premium rate we charge on our monthly primary flow MI policies, which we expect to comprise the majority of our business, to be between 50 and 60 basis points.
Premiums written and earned in a year are generally influenced by:

•
new insurance written, which is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including, among others, the volume of low down payment home mortgage originations and the competition to provide credit enhancement on those mortgages, which includes competition from the FHA, other mortgage insurers, lenders or other investors holding mortgages in their portfolios without insurance, piggy-back loans and GSE programs that may reduce or eliminate the demand for MI and other alternatives to MI;

•
cancellations, which reduce insurance-in-force. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage rates on our insurance in force. Refinancings are also affected by current home values compared to values when the loans became insured and the terms on which mortgage credit is available. Cancellations also include rescissions, which require us to return any premiums received related to the rescinded policy, and policies canceled due to claim payment, which require us to return any premium received subsequent to the date the insured mortgage defaults. Finally, cancellations are affected by home price appreciation, which may give homeowners the right to cancel the MI on their loans. Based on current market conditions, we expect our MI policies to have a persistency rate of approximately 80%;

•	premium rates, which are based on the risk characteristics of the loans insured, the percentage of coverage on the loans, competition from other mortgage insurers, and general industry conditions; and

•	premiums ceded under reinsurance agreements.
Losses Incurred
Losses incurred are the current expense that is booked within a particular period to reflect actual and estimated loss payments that we believe will ultimately be made as a result of insured loans that are in default. As explained under “Critical Accounting Policies,” we do not recognize an estimate of loss expense for loans that are not in default. Losses incurred are generally affected by:

•	the state of the economy, including unemployment and housing values, each of which affects the likelihood that borrowers may default on their loans and have the ability to cure such defaults;

•	the product mix of insurance-in-force, with loans having higher risk characteristics generally resulting in higher defaults and claims;

•	the size of loans insured, with higher average loan amounts tending to increase losses incurred;

•	the loan-to-value ratio, with higher average loan-to-value ratios tending to increase losses incurred;

•	the percentage of coverage on insured loans, with deeper average coverage tending to increase incurred losses;

•
changes in housing values, which affect our ability to mitigate our losses through sales of properties with loans in default as well as borrower willingness to continue to make mortgage payments when the value of the home is below or perceived to be below the mortgage balance;

•	higher debt-to-income ratios, which tend to increase incurred losses;

•
the rate at which we rescind policies. Because of tighter underwriting standards generally in the mortgage lending industry, we expect that our level of rescission activity, as well as that of the MI industry in general, will be lower than recent rescission activity experienced by the MI industry; and

•
the distribution of claims over the life of a book. Historically, the first two to three years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining. Factors, such as persistency of the book, the condition of the economy, including unemployment and housing prices, and others, can affect this pattern. See “Mortgage Insurance Earnings and Cash Flow Cycle.”

We expect that losses incurred for the first two to three years of our operations will be relatively low for the following reasons:

•
as stated under “Losses Incurred,” the typical distribution of claims over the life of a book results in fewer defaults during the first two to three years after loans are originated, usually peaking in years three through six and declining thereafter;

•
we expect that the frequency of claims on our initial primary books of business should be between 3% and 4% of mortgages insured over the life of the book. For claims that we may receive, we expect the severity of the loss to be between 85% and 95% of the coverage amount. Based on these expectations, we believe that the loss ratio over the life of each book will be between 20% and 25% of earned premiums. Because we expect the losses on insured mortgages to develop over time, we believe that the reported loss ratio in our first 2-3 years of operation will be less than 10% of earned premiums; and

•	under the pool insurance agreement between NMIC and Fannie Mae, as discussed in this prospectus, NMIC is responsible for losses only to the extent they exceed a deductible.
We developed our estimates of the expected frequency and severity of claims based on statutory filings by many of our competitors, which contain historical book year performance.  As state-regulated entities, mortgage insurers are required to file actuarial justifications for premium rate changes in many states, many of which are publicly available and include historical information on claim frequency and severity.  Historical performance data from similar underwriting, house price, and interest rate periods were compared to today to determine a range of expected performance.

Qualified Residential Mortgage Rule
The Dodd-Frank Act, which was enacted by Congress in July 2010, requires a securitizer to retain at least 5% of the credit risk associated with securitized mortgage loans. In some cases the retained risk may be allocated between the securitizer and the mortgage originator. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages (“QRMs”) or that are insured by the FHA or another federal agency. By exempting QRMs from the risk-retention requirement, the cost of securitizing these mortgages would be reduced, thus providing a market incentive for the origination of loans that are exempt from the risk-retention requirement.
The Dodd-Frank Act requires certain federal regulators, including the SEC, the FDIC, the OCC and (as to residential mortgage transactions) HUD and FHFA, to promulgate regulations providing for minimum credit risk-retention requirements in securitizations of residential mortgage loans that do not meet the definition of QRM. In March 2011, federal regulators issued the proposed credit risk retention rule, which the regulators re-proposed with certain revisions on August 28, 2013. The initial proposed rule suggested a maximum loan-to-value ratio (or, "LTV") of 80% in purchase transactions, 75% in rate and term refinance transactions, and 70% in cash-out refinancings, along with other restrictions such as limits on a borrower's debt-to-income ratio. The suggested LTV figures did not give consideration to MI in computing LTV. According to the re-proposal, the majority of commenters, including securitization sponsors, housing industry groups, mortgage bankers, lenders, consumer groups, and legislators opposed the agencies' original QRM proposal, recommending instead that almost all mortgages without features such as negative amortization, balloon payments, or teaser rates should qualify for an exemption from risk retention. Some commenters expressed support for additional factors, such as less stringent LTV restrictions and reliance on MI for high-LTV loans. The re-proposed rule did not carry forward the minimum LTV requirements and other specific restrictions. Instead, the federal regulators proposed that whether a particular loan transaction is a QRM, and thus not subject to the credit risk retention requirement, should be determined by reference to the “qualified mortgage” (QM) rule under the Truth in Lending Act and Regulation Z, discussed below. That is, if a residential mortgage loan is a QM loan, the loan would be considered a QRM loan. The federal regulators requested comment on whether the common definition of QRM should be limited to “safe harbor” QM loans or QM loans that satisfy either the “safe harbor” or “rebuttable presumption” QM standard.
Under this part of the re-proposed rule, because of the capital support provided by the U.S. government, the GSEs during their conservatorship would not be subject to the Dodd-Frank Act credit risk retention requirements. Changes in the conservatorship status of the GSEs or capital support provided to the GSEs by the U.S. government could impact the manner in which the credit risk retention rules apply to the GSEs. If the QRM rule is finalized in accordance with the federal regulators' re-proposal, it is difficult to predict the impact on the size of the non-GSE loan securitization market and the demand for MI within this market.
The federal regulators in the re-proposal also presented an alternative approach to defining QRM, referred to as “QM plus.” Under this alternative, only certain types of residential mortgage loans, such as first-lien loans secured by 1-to-4 family principal dwelling units, could be considered QRM transactions. To be eligible for QRM status, the loan would have to be free of certain loan terms and have an LTV at closing no greater than 70%. Junior liens under the QM plus alternative would be permitted only in non-purchase money loan transactions and if permitted, would need to be included in the 70% LTV calculation. Under this alternative, mortgage insurance would not reduce the minimum LTV requirement. In addition, loans that achieve a QM status because they meet the CFPB's provisions for GSE-eligible transactions would not be considered QRM transactions under the alternative proposal. Changes in final regulations regarding treatment of GSE eligible mortgage loans could impact the manner in which the credit risk retention rule applies to GSE securitizations.
We, and the industry, continue to evaluate the expected impact of the re-proposed QRM rule on the MI industry, and such potential impact depends on, among other things, (i) the final definition of QRM and its requirements for LTV, loan features and debt-to-income ratio, (ii) whether the final definition will affect the size of the high-LTV mortgage market and (iii) the extent to which the mortgage purchase and securitization activities of the GSEs become a smaller portion of the overall mortgage finance market and securitizations subject to the risk retention requirements and the QRM exemption, become a larger part of the mortgage market.
Qualified Mortgage Rule
Another regulation required by the Dodd-Frank Act is the ability to repay ("ATR") mortgage rule, which governs the obligation of lenders to determine the borrower's ability to pay when originating a mortgage loan.  The CFPB issued final regulations on January 10, 2013 and an amendment on May 29, 2013 implementing detailed requirements on how lenders shall establish a borrower's ability to repay a mortgage loan. The ATR rule becomes effective January 10, 2014. A subset of mortgages within the ATR rule are known as "qualified mortgages" ("QMs"). For a mortgage loan to be a QM, the rule first prohibits certain loan features, such as negative amortization, points and fees in excess of 3% of the loan amount, and terms exceeding 30 years. The rule also establishes underwriting criteria for QMs including that a borrower must have a total debt-to-income ratio of less than or equal to 43%. QMs benefit from a statutory presumption of compliance with the ATR rule, thus limiting the liability of the creditor and assignee of the creditor under the Truth in Lending Act and ATR remedies. Because of the presumption, we anticipate that most loans originated after the ATR rule goes into effect will be QMs.
The rule also provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and so long as they meet the underwriting requirements of the GSEs or those of HUD, Department of Veterans Affairs or Rural Housing Service (collectively, “Other Federal Agencies”). The temporary category of QMs that meet the underwriting requirements of the GSEs or the Other Federal Agencies will phase out when the GSEs or the Other Federal Agencies issue their own qualified mortgage rules, if the GSEs' conservatorship ends, and in any case after seven years. On September 30, 2013, HUD proposed its own rule to define a "Qualified Mortgage" that would be insured, guaranteed or administered by HUD and therefore will be phased out of the temporary category upon final adoption of its own rule. We expect that most lenders will be reluctant to make loans that do not qualify as QMs because they will not be entitled to the presumptions about compliance with the ability-to-pay requirements.

The ATR regulation may impact the mortgage insurance industry in several ways. First, the ATR regulation will have a direct impact on establishing a subset of borrowers who can meet the regulatory QM standards and will have a direct effect on the size of the mortgage market in any given year, once the regulations become effective. Second, under the ATR regulation, if the lender requires the borrower to purchase MI, then the MI premiums are included in monthly mortgage costs in determining the borrower's ability to repay the loan. The demand for MI may decrease if, and to the extent that, monthly MI premiums make it less likely that a loan will qualify for QM status, especially if MI alternatives, such as piggy-back loans, are relatively less expensive.

Third, under the ATR regulation, mortgage insurance premiums that are payable at or prior to consummation of the loan are includible in points and fees for purposes of determining QM status unless, and to the extent that, such up-front premiums (“UFP”) are (i) less than or equal to the UFP charged by the FHA, and (ii) are refundable on a pro rata basis upon satisfaction of the loan. (The FHA currently charges UFP of 1.75% on all residential mortgage loans, but it has the authority to change its UFP from time to time.) As inclusion of MI premiums towards the 3% cap will reduce the capacity for other points and fees in covered transactions, mortgage originators may be less likely to purchase single premium MI products to the extent that the associated premiums are deemed to be points and fees. As a result, we believe that the ATR rule may increase demand for monthly and annual MI products relative to single premium products.

GSE Reform
The FHFA is the conservator of the GSEs and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential mortgage market through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change in ways that affect the MI industry. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released in February 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. Since 2011, there have been numerous legislative proposals, including in the current Congressional session, intended to scale back the GSEs, however, no legislation has been enacted to date.
In the second quarter of 2012, both Fannie Mae and Freddie Mac reported profits for the first time since the fourth quarter of 2006. Also, the second quarter of 2012 was the first time that neither of the GSEs had to request financial support from the U.S. Treasury. Based on continued improvements in the housing market, in the first half of 2013, Fannie Mae reported record profits, and recently reported that based on net worth of $62.4 billion at March 31, 2013, the company's dividend obligation to Treasury will be $59.4 billion by June 30, 2013. Under the terms of the preferred stock investment agreements between the U.S. Treasury and the GSEs, all GSE profits are remitted to the U.S. Treasury, and as such the return to profitability of the GSEs has become a source of revenues to the Federal government at a time of large Federal deficits. The profitability of the GSEs, and the active interest of investors in GSE securities which would benefit from a recapitalization of the GSEs, may impact the pace and direction of housing finance reform.
Competition with FHA
The FHA substantially increased its share of the total combined private and governmental mortgage insurance market beginning in 2008. During 2011, that market share began to gradually decline. We believe that the FHA's market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). We believe that federal legislation and programs that provided the FHA with greater flexibility in establishing new products worked to increase the FHA's competitive position against private mortgage insurers. We believe that the FHA's current premium pricing, when compared to our current premium pricing (and considering the effects of GSE pricing changes), allows us to be competitive with the FHA. We cannot predict, however, the FHA's share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; future increases in guarantee fees charged by the GSEs; changes to the FHA's annual premiums; and the total profitability that may be realized by mortgage lenders from securitizing loans through the Government National Mortgage Association ("Ginnie Mae") when compared to securitizing loans through Fannie Mae or Freddie Mac.
The FHA's role in the mortgage insurance industry is also significantly dependent upon regulatory developments. The U.S. Congress is considering reforms of the housing finance market, which includes consideration of the future mission, size and structure of the FHA, which is part of HUD. In a September 27, 2013 letter to Congress, HUD announced that FHA's Mutual Mortgage Insurance Fund would be required to take a mandatory appropriation of approximately $1.7 billion from the U.S. Treasury. The mandatory appropriation was necessary to permit FHA to meet the requirements of the Federal Credit Reform Act that at the end of each federal fiscal year each federal credit agency must have sufficient reserves to cover one hundred percent of anticipated future losses. In part, as a result of this development, and previously forecast capital deficiencies, Congress is considering legislation to reform the FHA. If FHA reform were to raise FHA premiums, tighten FHA credit guidelines, make other changes which make lender use of FHA less attractive, or implement credit risk sharing between FHA and private mortgage insurers, these changes may be beneficial to our business. However, there can be no assurance that any FHA reform legislation will be enacted into law, and what provisions may be contained in any final legislation, if any. Therefore, the future impact on our business is uncertain.
As a result of the foregoing, it is uncertain what role the GSEs, FHA and private capital, including MI,

will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Most meaningful changes would require Congressional action to implement, and it is difficult to estimate when Congress would take action, and if it did, how long it would take for such action to be final and how long any associated phase-in period may last. Considering the recent financial turnaround or the perceived turnaround of the GSEs, the timing of any of these changes becomes more difficult to assess.
Mortgage Insurance Earnings and Cash Flow Cycle
In general, the majority of any underwriting profit (i.e., the premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of the underwriting profit for that book realized in the first year. The earnings we record and the cash flow we receive varies based on the type of MI product and premium plan our customers select. As discussed in "Business — Mortgage Insurance — Primary Mortgage Insurance", below, we offer monthly, annual and single premium payment plans. We currently expect that the majority of lenders who purchase MI from us will select one of our monthly premium plans.
Factors that Impact Holding Company Operations
NMIH serves as the holding company for our insurance subsidiaries and does not have any significant operations of its own. NMIH's principal liquidity demands include funds for: (i) the payment of certain corporate expenses; (ii) capital support for our mortgage insurance subsidiaries; (iii) potential payments to the IRS; and (iv) the payment of dividends, if any, on its common stock.
Our future capital requirements depend on many factors, including our ability to successfully write new business and establish premium rates at levels sufficient to cover losses. To the extent that the funds generated by our ongoing operations and initial capitalization are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth and reduce our assets.
In order to support a minimum surplus of $150 million and maintain a risk-to-capital ratio under 15 to 1 through December 31, 2015 at NMIC, NMIH may be required to make additional capital contributions to NMIC. NMIH could be required to provide additional capital support for NMIC and NMRI One if additional capital is required pursuant to insurance laws and regulations, by the GSEs or the rating agencies. As of June 30, 2013, NMIC's statutory capital was approximately $200 million. As of September 30, 2013we had approximately $1.2 million in primary risk-in-force and approximately $93.1 million in pool RIF.
Dividends from NMIC and permitted payments under our tax- and expense-sharing arrangements with our subsidiaries are NMIH's principal sources of cash. The expense-sharing arrangements between NMIH and our insurance subsidiaries, as amended, have been approved by applicable state insurance departments, but such approval may be changed or revoked at any time. NMIC's ability to pay dividends to NMIH is subject to various conditions imposed by the GSEs and by insurance regulations requiring insurance department approval. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. Additionally, under agreements with the GSEs and various state insurance departments, NMIH is not permitted to extract dividends from our insurance subsidiaries until December 31, 2015.
NMIH is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as NMI Holdings, Inc., that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or (subject to certain limitations) recent net profits. As of December 31, 2012 NMIH's capital surplus was $488.7 million.
Liquidity and Capital Resources

As a holding company, we expect that our principal sources of liquidity over time will be dividends, expense reimbursements from our insurance subsidiaries and income generated by our investment portfolio. However, the issuances of dividends by our insurance subsidiaries are subject to regulatory approval and are further limited by the GSE Approvals. See “Dividend Policy” and “GSE Approvals”. We expect primary cash uses will be to fund holding company operating expenses, investment expenses and other costs of our business.
Our MI companies' principal sources of liquidity will be premiums that we receive from policies and income generated by our investment portfolio. Our MI companies' primary liquidity needs include the payment of claims on our MI policies, operating expenses, investment expenses and other costs of our business. See "Factors Affecting Our Results".
As part of our initial capitalization, we raised net proceeds of $510 million. We contributed $210 million to NMIC, whereupon NMIC contributed $10 million to its wholly-owned subsidiary, NMRI Two. In addition, we contributed $10 million to NMRI One.
As of June 30, 2013, we had approximately $453.4 million in cash and investments of which $242.2 million was held at our holding company. As of June 30, 2013, the amount of restricted net assets held by our consolidated insurance subsidiaries totaled approximately $210 million of our consolidated net assets of approximately $456 million.
The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	For the Six Months ended June 30,		For the Year Ended December 31	For the Period May 19, 2011 (inception) to December 31,	For the Period May 19, 2011 (inception) to June 30,
	2013	2012	2012	2011	2013
	(In thousands)
Net Cash (Used in) Provided by:
Operating Activities	$(22,939)	$(4,701)	$(14,595)	$(206)	$(37,740)
Investing Activities	(435,398)	(2,578)	(9,809)	—	(445,207)
Financing Activities	(1,578)	510,260	510,259	206	508,887

Net (Decrease) Increase in Cash and Cash Equivalents	$(459,915)	$502,981	$485,855	$—	$25,940
Cash used in operating activities for the first six months of 2013 was higher compared to the same period in 2012 due primarily to significant hiring of management and staff personnel between May of 2012 and June of 2013 and external and professional costs incurred in conjunction with our state licensing and GSE Approval processes.
Cash used in operating activities for the year ended December 31, 2012 compared to the period from May 19, 2011 (inception) to December 31, 2011 were higher due to the ramp up of operations in 2012 following the receipt of proceeds from the private placement offering in April 2012. Prior to the completion of the private placement offering on April 24, 2012, our activities were focused on organizational development, capital raising and other start-up related activities.
Cash used in investing activities for the first six months of 2013 was higher compared to the same period in 2012 primarily due to investing activities as we began investing our cash holdings in fixed income securities during the first quarter of 2013, following GSE approval. We continued to invest our cash holdings in fixed income securities during the second quarter of 2013.
Cash used in investing activities for the year ended December 31, 2012 consisted of the purchase of short-term investment held on deposit with various state, purchases of software and equipment and the acquisition of MAC. There were no cash flows from investing activities during the period from May 19, 2011 (inception) to December 31, 2011 as our activities were focused on organizational development, capital raising and other start-up related activities.
Cash used in financing activities in the first six months of 2013 consisted of taxes paid related to the net share settlement of equity awards. Cash provided by financing activities in the first six months of 2012 and for the year-ended December 31,2012 consisted of net proceeds from the issuance of common stock through our private placement offering on April 24, 2012. Cash provided by financing activities during the period from May 19, 2011 (inception) to December 31, 2011 consisted of proceeds from a line of credit secured to fund the organizational development and capital raise and other start-up activities until the completion of the private placement offering.
We expect that cash and investments and projected cash flows from operations will provide us with sufficient liquidity to fund our anticipated growth by providing capital to increase our insurance company surplus as well as for payment of operating expenses through 2015, at which point we currently expect to need to seek additional capital. We expect that as our insurance-in-force grows, the premium revenue we receive will increase. However, if our risk in force or our expenses materially exceed our expectations or our risk-to-capital ratio is expected to exceed 15 to 1, we may have to raise additional capital sooner to support our growth. In addition, we may raise additional capital to leverage our fixed expenses in order to achieve a return on capital attractive to investors. We expect to leverage and manage our fixed operating expenses so that they grow at a much slower rate than sales over the coming years. As we increase our volume of MI business, we expect to see variable costs increase primarily within underwriting and sales; however, we expect to see only marginal increases in what we consider our fixed cost areas (i.e., management, finance, legal, risk and information technology) as these areas of the business were required to be in place before we could generate revenue. We believe we will not need to incur significant additional fixed costs to be able to successfully service an increased volume of business with our existing structure, thereby growing revenue and producing greater levels of operating profits with marginal increases in such fixed costs. Eventually, we will need to expand our fixed cost structure in order to service an even greater level of business. We may choose to generate additional liquidity through the issuance of a combination of debt or equity securities, as well as financing through borrowing.
Taxes
We are a U.S. taxpayer and are subject to a statutory U.S. federal corporate income tax rate of approximately 35%. Our holding company files a consolidated U.S. federal income tax return on behalf of itself and its subsidiaries. As we deploy our capital, we plan to invest a portion of our investment portfolio in tax-exempt municipal securities, which investment may have the effect of lowering our effective tax rate below 35%. The effective income tax (benefit) rate on our pre-tax loss was 0% for the six-months ended June 30, 2013 and for the year ended December 31, 2012. During those periods, the benefit from income taxes was eliminated or reduced by the recognition of a valuation allowance. Reconciliation of the federal statutory income tax (benefit) rate to the effective income tax (benefit) rate is as follows:

	For the Six Months Ended June 30, 2013	For the Year Ended December 31, 2012
Federal statutory income tax rate	35.00%	35.00%
Loss on Impairment	—	(1.48)
Prior Year Adjustment	—	1.66
Other	(1.00)	(1.00)
Valuation Allowance	(34.00)	(28.00)
Purchase Accounting Adjustment	—	(6.18)
Effective income tax rate	—%	—%
Under current guidance, when evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. As of December 31, 2012, we had no reserve for unrecognized tax benefits and there was no change during the first six months of the year. We have capitalized all deductible start-up costs and have taken no material uncertain positions in our tax return which would require measurement and recognition under the guidance.
Section 382 of the Internal Revenue Code ("Section 382") imposes annual limitations on a corporation's ability to utilize its net operating losses ("NOLs") if it experiences an “ownership change.” As a result of the MAC Acquisition, $7.3 million of NOLs are subject to annual limitations of $277,000. Net unrealized built-in gains could increase the annual Section 382 limitation. Any unused annual limitation may be carried forward up to 20 years. The NOLs will expire in years 2029 through 2031.
As the Company has limited underwriting operations and premium generation and therefore has no history to provide a basis for reliable future income projections, a valuation allowance of $15.9 million and $8.2 million was recorded at June 30, 2013 and December 31, 2012, respectively, to reflect the amount of the deferred taxes that may not be realized.
Following is a reconciliation of the Company's net deferred income tax liability as of June 30, 2013 and December 31, 2012:

	June 30, 2013
	Gross	Tax Effected
Deferred tax asset:	(In Thousands)
Capitalized start-up costs	$44,383	$15,090
Net operating loss carry forwards	7,307	2,484
Total gross deferred tax assets	51,690	17,574
Less: valuation allowance	(46,690)	(15,874)
Total deferred tax assets	5,000	1,700
Deferred tax liability:
Capitalized Software	(5,000)	(1,700)
Intangible Assets	(390)	(133)
Total deferred tax liabilities	(5,390)	(1,833)
Net deferred income tax liability	$(390)	$(133)

	December 31, 2012
	Gross	Tax Effected
Deferred tax asset:	(In Thousands)
Capitalized start-up costs	$21,796	$7,411
Net operating loss carry forwards	7,307	2,484
Total gross deferred tax assets	29,103	9,895
Less: valuation allowance	(24,103)	(8,195)
Total deferred tax assets	5,000	1,700
Deferred tax liability:
Capitalized Software	(5,000)	(1,700)
Intangible Assets	(390)	(133)
Total deferred tax liabilities	(5,390)	(1,833)
Net deferred income tax liability	$(390)	$(133)
The net deferred tax liability of $132,600 as of June 30, 2013 is due to the acquisition of indefinite-lived intangibles in the MAC Acquisition for which a benefit has been reflected in the acquired net operating loss carry forwards. The deferred tax liability recorded in connection with the MAC Acquisition effectively increased goodwill that resulted from the transaction.
Our financial statements reflect a valuation allowance with respect to our gross deferred tax assets less capitalized software. If the valuation reserve is reduced at some future date, we would recognize an income tax benefit for accounting purposes in the period in which the reserve is reduced.

Results of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS
	SUCCESSOR					PRO FORMA	PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					NMI Holdings, Inc. (A Development Stage Company)	MAC Financial Holding Corporation (A Development Stage Company)
	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011	For the Period May 19, 2011 (inception) to June 30, 2013	For the Year Ended December 31, 2012	For the Period January 1, 2012 to April 24, 2012	For the Year Ended December 31, 2011	For the Period July 6, 2009 (inception) to April 24, 2012
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(In Thousands, except per share data)					(In Thousands, except per share data)	(In Thousands)
Revenues
Direct premiums written	$1	$—	$—	$—	$1	$—	$—	$—	$—
(Increase) decrease in unearned premiums	—	—	—	—	—	—	—	—	—
Net premiums earned	1	—	—	—	1	—	—	—	—
Net investment income	1,817	—	6	—	1,823	6	—	—	—
Other revenue	(599)	—	278	—	(321)	278	—	2	18
Total Revenues	1,219	—	284	—	1,503	284	—	2	18
Expenses
Payroll and related	13,806	1,829	11,559	—	25,365	11,559	—	334	2,402
Share-based compensation	6,859	1,046	6,115	—	12,974	6,115	—	—	—
Professional fees	5,160	840	4,242	1,248	10,650	4,246	—	21	1,939
Depreciation	1,847	—	3	—	1,850	3	4	14	33
Other	1,773	2,867	5,856	101	7,730	5,863	6	237	1,285
Total Expenses	29,445	6,582	27,775	1,349	58,569	27,786	10	606	5,659
Net loss	$(28,226)	$(6,582)	$(27,491)	$(1,349)	$(57,066)	$(27,502)	$(10)	$(604)	$(5,641)

Share Data
Basic and Diluted loss per share	$(0.51)	$(0.33)	$(0.73)	$(13,490.00)	$(1.81)	$(0.73)
Book value per share	$8.20	$9.10	$8.81	$(13,490.00)	$8.20	$8.81
Weighted average common	55,565,374	20,126,474	37,909,936	100	31,448,608	37,909,936
Shares outstanding	55,637,480	55,500,100	55,500,100	100	55,637,480	55,500,100

CONSOLIDATED BALANCE SHEETS
	SUCCESSOR					PREDECESSOR
	NMI Holdings, Inc. (A Development Stage Company)					MAC Financial Holding Corporation (A Development Stage Company)
	June 30, 2013	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011	April 24, 2012	December 31, 2011
	(unaudited)	(as adjusted)	(unaudited)
	(In Thousands)					(In Thousands)
Cash and cash equivalents	$25,941		$502,981	$485,855	$—	$17	$17
Restricted cash	—		20,830	40,338	—	—	—
Investment securities	427,472		—	4,864	—	—	—
Accrued investment income	2,105		—	—	—	—	—
Goodwill and other intangible assets	3,634		4,702	3,634	—	—	—
Software and equipment, net	8,786		5,184	7,550	—	2,887	2,891
Other assets	1,012		317	526	210	12	19
Total Assets	$468,950		$534,014	$542,767	$210	$2,916	$2,927
Accounts payable and accrued expenses	$6,416		$3,110	$8,708	$1,354	$1,467	$1,227
Purchase fees and purchase consideration payable	—		20,830	40,338	—	—	—
Warrant liability	5,921		5,120	4,842	—	—	—
Other liabilities	133		—	133	205	—	240
Total Liabilities	12,470		29,060	54,021	1,559	1,467	1,467
Total Stockholders' Equity (Deficit)	456,480		504,954	488,746	(1,349)	1,449	1,460
Total Liabilities and Stockholders' Equity	$468,950		$534,014	$542,767	$210	$2,916	$2,927

Prior to the completion of the MAC Acquisition, our activities were focused on organizational development, capital raising and other start-up related activities. Additionally, for the period from May 19, 2011 through the date of this filing, our efforts were primarily directed toward building the foundation of the Company which would allow us to write MI. These efforts included, among other things, attracting an executive management team and other key officers and directors, attracting and hiring staff, building our operating processes, designing and developing our business and technology applications, environment and infrastructure, and securing state licensing and GSE Approval.
We have funded our operations primarily through funds raised through our private placement offering in which we received net proceeds of approximately $510 million.
We are currently classified as a development stage company. We believe that our designation as such will change at the end of the third fiscal quarter of 2013. During May 2013 we recorded our first premium revenue. For the six months ended June 30, 2013 we have net premiums written and earned of approximately $1,000. As of September 30, 2013 we have 22 primary policies in force and approximately 22,000 pool policies in forces. All policies written as of September 30, 2013 are monthly premium plans.

Primary and Pool Insurance and Risk in Force

	September 30,	December 31,
	2013	2012	2011
	(In Thousands)
Primary Insurance In Force	$4,604	$—	$—
Pool Insurance in Force	5,171,950	—	—
Total Insurance in Force	$5,176,554	$—	$—

Primary Risk In Force	$1,196	$—	$—
Pool Risk in Force	93,095	—	—
Total Risk in Force	$94,291	$—	$—
Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which each loan in a portfolio of loans is individually insured in a single, bulk transaction. MI may also be written in a pool policy, where a group of loans (or pool) are insured under a single contract. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. New insurance written on a flow basis was approximately $4.6 million for the first nine months of 2013. Pool new insurance written was approximately $5.2 billion during the first nine months of 2013. Combined risk-in-force as of September 30, 2013 was approximately $93.1 million.
For the six months ended June 30, 2013, we have no loss reserves. The probability of a default within the first two months of loan age, for loans of the quality we have insured, is not statistically significant. Given that IBNR itself is historically a small percentage of actual reported delinquencies, the probability of an IBNR delinquency is also not statistically significant. We expect to establish a loss reserve as we close the third fiscal quarter of 2013.
We have incurred significant net losses since our inception. Our net loss was $28.2 million and $27.5 million for the six month period ended June 30, 2013 and the year ended December 31, 2012, respectively, compared to a net loss of $6.6 million and $1.3 million for the six month period ending June 30, 2012 and the period ended December 31, 2011, respectively. The primary drivers of the increased net loss between periods were the hiring of management and staff personnel for sales, underwriting and risk operations, information technology, finance and accounting and legal departments and external and professional costs incurred in conjunction with our state licensing and GSE Approval processes. Additionally we entered into a two-year lease in July 2012 for our principal location of operations. These expenses were slightly offset by increased investment income during the six months ending June 30, 2013, as we began investing our cash following GSE Approval in mid-January 2013.
Employee compensation represents the majority of our operating expense, which includes both cash and share-based compensation. As part of our compensation plan, certain employees were granted stock options and restricted stock units. This stock compensation plan was not in place during 2011. As a result, our share-based compensation expense, was approximately $6.9 million for the six months ended June 30, 2013, $6.1 million for the year-ended December 31, 2012, $1.0 million for the six month period ending June 30, 2012 and $0 for the period ended December 31, 2011. We account for our stock options and restricted stock units under ASC No. 718, Compensation — Stock Compensation (“ASC 718”), which requires all compensation expense from share-based payments to be measured and recognized in the financial statements at their grant date fair values.
Our total assets, comprised largely of cash and investments, were $468.9 million and $542.8 million as of June 30, 2013 and December 31, 2012, respectively, compared to total assets of $534.0 million and $0.2 million as of June 30, 2012 and December 31, 2011, respectively. The primary driver of the increase was the capital raise in April 2012. Additionally, we retained approximately $40 million of purchase fees and purchase consideration (related to our private placement and MAC Acquisition) as restricted cash and an off-setting liability until GSE Approval in January 2013, at which time we released the respective funds to FBR and MAC Financial Ltd.
Prior to GSE Approval, we held most of our assets in cash, and our investments consisted of U.S. Treasury Notes, which were purchased for the sole purpose of complying with certain state licensing requests. These states required NMIC to place various amounts on deposit with the states as a prerequisite for obtaining a certificate of authority in those states. Other mortgage guaranty insurers also have placed similar deposits. As of June 30, 2013 and December 31, 2012 we had placed on deposit $6.9 million and $4.9 million respectively, in the form of U.S Treasury Notes and cash.
Our accounts payable and accrued expenses were $6.4 million as of June 30, 2013, $8.7 million at December 31, 2012, $3.1 million at June 30, 2012 and $1.4 million at December 31, 2011. The balance at June 30, 2013 and December 31, 2012 was comprised mostly of accrued bonuses and accrued expenses incurred in the normal course of business compared to the June 30, 2012 and December 31, 2011 balances which consisted of only accrued vendor payments related to start-up costs.
Investment Operations
Upon GSE Approval, we began investing the investment portfolio according to our investment guidelines. The pre-tax investment income yield was approximately 1.5% for the first six months of 2013. The pre-tax investment income yields are calculated based on amortized cost of the investments. We believe that we will be able to generate a similar level of return on our overall investment portfolio in the future based on the current interest rate environment.
The sectors of our investment portfolio, including cash and cash equivalents, at June 30, 2013 appear in the table below:

		Percentage of Portfolio's Fair Value

1.	Corporate debt securities	52%
2.	U.S. Treasury securities and obligations of U.S. government corporations and agencies	24
3.	Asset-backed securities	15
4.	Cash and cash equivalents	6
5.	Obligations of U.S. states and political subdivisions	3
		100%
The ratings of our investment portfolio at June 30, 2013 are:

Investment Portfolio Ratings
June 30, 2013
AAA	18%
AA	25
A	57
BBB	—
Investment grade	100%
Below investment grade	—
Total	100%
The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at June 30, 2013, and December 31, 2012 are shown below.

June 30, 2013	Amortized Cost	Unrealized Gains	Unrealized Losses (1)	Fair Value
	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$110,631	$—	$(1,864)	$108,767
Obligations of U.S. states and political subdivisions	12,021	—	(124)	11,897
Corporate debt securities	244,863	137	(6,157)	238,843
Asset-backed securities	69,278	43	(1,356)	67,965
Total fixed-income securities	436,793	180	(9,501)	427,472
Short-term investments	—	—	—	—
Total investment portfolio	$436,793	$180	$(9,501)	$427,472

December 31, 2012	Amortized Cost	Unrealized Gains	Unrealized Losses (1)	Fair Value
	(In thousands)
Short-term investments	$4,863	$1	$—	$4,864
Total investment portfolio	$4,863	$1	$—	$4,864
There were no investment holdings as of June 30, 2012 or December 31, 2011.

(1) There were no other-than-temporary impairment losses recorded in other comprehensive income at December 31, 2012 and 2011 or at June 30, 2013 and 2012.

June 30, 2013	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$—	$—
Due after one year through five years	274,591	269,955
Due after five years through ten years	77,143	74,145
Due after ten years	15,781	15,407
Asset-backed securities	69,278	67,965
Total at June 30, 2013	$436,793	$427,472

December 31, 2012	Amortized Cost	Fair Value
(In thousands)
Due in one year or less	$4,863	$4,864
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
Asset-backed securities	—	—
Total at December 31, 2012	$4,863	$4,864
At June 30, 2013, the investment portfolio had gross unrealized losses of $9.5 million. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

June 30, 2013	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$108,767	$(1,864)	$—	$—	$108,767	$(1,864)
Obligations of U.S. states and political subdivisions	11,897	(124)	—	—	11,897	(124)
Corporate debt securities	214,951	(6,157)	—	—	214,951	(6,157)
Asset-backed securities	61,196	(1,356)	—	—	61,196	(1,356)
Total fixed-income securities	396,811	(9,501)	—	—	396,811	(9,501)
Short-term investments	—	—	—	—	—	—
Total investment portfolio	$396,811	$(9,501)	$—	$—	$396,811	$(9,501)
At December 31, 2012 the investment portfolio had no unrealized losses and there were no investment holdings as of June 30, 2012 or December 31, 2011
Net investment income is comprised of the following:

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012	For the Period May 19, 2011 (inception) to December 31, 2011
	(In thousands)
Fixed maturities	$2,012	$—	$2	$—
Cash equivalents	2	—	4	—
Other	—	—	—	—
Investment income	2,014	—	6	—
Investment expenses	197	—	—	—
Net investment income	$1,817	$—	$6	$—
Fair Value Measurements

Fair value measurements for items measured at fair value included the following as of June 30, 2013 and 2012 and December 31, 2012:

June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$108,767	$—	$—	$108,767
Obligations of U.S. states and political subdivisions	—	11,897	—	11,897
Corporate debt securities	—	238,842	—	238,842
Asset-backed securities	—	67,965	—	67,965
Cash and cash equivalents	25,941	—	—	25,941
Total assets	134,708	318,704	—	453,412
Warrant liability	—	—	5,921	5,921
Total liabilities	$—	$—	$5,921	$5,921

June 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
Cash and cash equivalents	$502,981	$—	$—	$502,981
Total assets	502,981	—	—	502,981
Total liabilities	$—	$—	$—	$—

December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,864	$—	$—	$4,864
Cash and cash equivalents	526,194	—	—	526,194
Total assets	$531,058	$—	$—	$531,058
Warrant liabilities	—	—	4,842	4,842
Total liabilities	$—	$—	$4,842	$4,842
There were no transfers of securities between Level 1 and Level 2 during 2013 or 2012.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the period ended June 30, 2013 and the years ended December 31, 2012 and 2011 is as follows:

Warrant Liability
(In Thousands)
Balance at December 31, 2012	$4,842
Change in fair value of warrant liability included in earnings	1,079
Balance at June 30, 2013	$5,921

Warrant Liability
(In thousands)
Balance at December 31, 2011	$—
Initial fair value of warrant liability	5,120
Change in fair value of warrant liability included in earnings	(278)
Balance at December 31, 2012	$4,842

The fair value of the warrants issued to FBR and MAC Financial Ltd. (which are now held by the former stockholders of MAC Financial Ltd. as a result of its liquidation) was estimated on the date of grant using the Black-Scholes option-pricing model, including consideration of any potential additional value associated with pricing protection features. The volatility assumption used, 39.0%, was derived from the historical volatility of the share price of a range of publicly-traded companies with business types similar to ours. No allowance was made for any potential illiquidity associated with the private trading of our shares. We revalue the warrant liability quarterly using a Black-Scholes option-pricing model in combination with a binomial model and a Monte-Carlo simulation model to value the pricing protection features within the warrant. As of June 30, 2013 the assumptions used in the option pricing model were as follows: a common stock price as of June 30, 2013 of $12.00, risk free interest rate of 1.98%, expected life of 7.1 years and a dividend yield of 0%. The loss on fair value during the second quarter is primarily due to an increase in the price of our common stock. The warrants have an exercise price of $10.00. The remaining contractual term on the warrants is approximately 9 years.
There were no assets or liabilities measured at fair value using significant unobservable inputs as of June 30, 2012 or as of December 31, 2011.

Share Based Compensation

The 2012 Stock Incentive Plan (the “Plan”) was approved by the Board of Directors (the “Board”) on April 16, 2012, and authorized 5.5 million shares to be reserved for issuance under the Plan with 3.85 million shares available for stock options and 1.65 million shares available for restricted stock unit grants. Options granted under the Plan are Non-Qualified Stock Options and may be granted to employees, directors and other key persons of the Company. The exercise price per share for the common stock covered by this Plan shall be determined by the Board at the time of grant, but shall not be less than the fair market value on the date of the grant. The term of the stock option grants will be fixed by the Board, but no stock option shall be exercisable more than 10 years after the date the stock option is granted. The vesting period of the stock option grants will also be fixed by the Board at the time of grant and generally is for a three year period.
A summary of option activity in the plan for the six months ended June 30, 2013 and for the year ended December 31, 2012 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Share
Options balance at December 31, 2012	2,546,750	$10.00	$3.86
Options granted	531,829	11.78	4.56
Less: options forfeited	(10,000)	10.00	3.84
Options balance at June 30, 2013	3,068,579	$10.31	$3.98

	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Share
Options balance at December 31, 2011	—	$—	$—
Options granted	2,829,250	10.00	3.87
Less: options forfeited	(282,500)	10.00	3.88
Options balance at December 31, 2012	2,546,750	$10.00	$3.86

There were no exercises and approximately 658,000 and zero options were exercisable as of June 30, 2013 and December 31, 2012, respectively.
The remaining weighted average contractual life of options outstanding as of June 30, 2013 was 9.1 years. As of June 30, 2013, there was approximately $5.6 million of total unrecognized compensation cost related to non-vested stock options. The remaining weighted average contractual life of options outstanding as of December 31, 2012 was 9.4 years. As of December 31, 2012, there was approximately $6.4 million of total unrecognized compensation cost related to non-vested stock options.
The estimated grant date fair values of the stock options granted during 2013 were calculated using Black-Scholes valuation model based on the following weighted-average assumptions:

•	Expected Life - 6 years

•	Risk free interest rate - 0.85%

•	Dividend yield - 0.00%

•	Expected stock price volatility - 39.00%

•	Projected forfeiture rates - 1.00%

See "Critical Accounting Policies - Share-Based Compensation."
Restricted Stock Units
A summary of restricted stock unit ("RSU") activity in the Plan for the six months ended June 30, 2013 and for the year ended December 31, 2012 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Restricted stock units balance at December 31, 2012	1,429,260	$7.35
Restricted stock units granted	82,000	11.75
Less: restricted stock units vested	(262,610)	6.79
Less: restricted stock units forfeited	—	—
Restricted stock units balance at June 30, 2013	1,248,650	$7.76

	Shares	Weighted Average Grant Date Fair Value per Share
Restricted stock units balance at December 31, 2011	—	$—
Restricted stock units granted	1,666,760	7.35
Less: restricted stock units forfeited	(237,500)	7.35
Restricted stock units balance at December 31, 2012	1,429,260	$7.35
At June 30, 2013, the 1.2 million shares of restricted stock units outstanding consisted of 0.5 million shares that are subject to both a market and service condition and 0.7 million shares that are subject only to service conditions. At December 31, 2012, the 1.4 million shares of restricted stock units outstanding consisted of 1.2 million shares that are subject to both a market and service condition and 0.2 million shares that are subject only to service conditions. The restricted stock units subject to both a market and service condition vest in one-third increments upon the achievement of certain market price goals and continued service. All other restricted stock units vest in one-half increments on the second and third anniversary date following the grant date and continued service. The fair value of restricted stock units subject to market and service conditions is determined based on a Monte Carlo Simulation model at the date of grant. The fair value of restricted stock units subject only to service conditions are valued at the Company's stock price on the date of grant less the present value of anticipated dividends.
Common Stock Valuations

Prior to our establishment of a public market for our common stock, the fair value of the common stock underlying our stock options and our restricted stock units ("RSU") were determined, in consultation with management, by our Board or the compensation committee of our Board, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in determining the fair value of our common stock were based on future expectations combined with management judgment and reported information regarding the trading of our common stock on the FBR PLUSTM System. In determining the fair value of our common stock underlying the option and RSU grants from May 2012 through

May 2013, we relied on trades of our common stock reported by the FBR PLUSTM System, a proprietary trading platform developed by FBR Capital Markets Inc, on which our common stock is currently quoted and which provides QIBs access to trading information for companies which have issued restricted securities in private placement transactions exempt from registration pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act"). We also considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option and RSU grant, including the following factors:

•	the prices of our common stock sold to outside, non-affiliated investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the hiring of key personnel;

•	the likelihood of obtaining the regulatory approvals necessary to write mortgage insurance in all 50 states and Washington D.C.;

•	the likelihood of obtaining GSE approvals;

•	the history of the company and the introductions of new products and services;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. capital market conditions.
We granted stock options with the following exercise prices between April 24, 2012 and the date of this prospectus:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
4/24/2012	1,815,000	$10.00	$10.00
5/30/2012	604,000	10.00	10.00
11/7/2012	259,000	10.00	10.00
11/8/2012	151,252	10.00	10.00
2/14/2013	513,827	11.75	11.75
5/9/2013	8,000	12.65	12.65
5/15/2013	10,000	12.50	12.50

We granted restricted stock units with the following stock prices between April 24, 2012 and the date of this prospectus:

RSU Grant Dates	Number of Shares Granted	Common Stock Fair Value Per Share at Grant Date
4/24/2012	1,485,000	$10.00
5/30/2012	38,000	10.00
11/7/2012	20,000	10.00
11/8/2012	123,760	10.00
2/14/2013	82,000	11.75
Significant factors we and our Board considered in determining the fair value of our common stock at these grant dates include:

April 2012

On April 24, 2012 we completed a private placement of 55,000,000 shares of our common stock for gross proceeds of $550 million or $10.00 per share. Concurrent with the closing of the private placement, the Board granted 1,815,000 stock options with an exercise price of $10.00 and 1,485,000 RSUs with a fair value of $10.00 per share to employees and Directors. The fair value of the underlying common stock was contemporaneously determined to be equal to the price obtained in the private placement.

May 2012 and November 2012

Between May 2012 and November 2012 we observed reported trading of approximately 4.9 million shares of our common stock on the FBR PLUSTM System with reported trading prices between $10.00 and $10.50 per share. No trades were reported on May 30, 2012, November 7, 2012 or November 8, 2012 (the dates on which options and RSUs were granted). During this time, we were pursuing approval from the GSEs and insurance licenses in all 50 States and D.C. and had not begun writing insurance. Under the terms of the registration rights agreements we entered into in connection with our April 24, 2012 private placement, we were required to obtain GSE Approval within nine months from the date of the private placement offering memorandum (until January 17, 2013). If GSE Approval was not obtained, the Company would have been required to dissolve and distribute its assets to the shareholders. Our strategy had not changed from the initial strategy detailed in the private placement memorandum we issued in connection with our April 2012 private placement offering; however, uncertainty remained as to our ability to obtain GSE approval by January 17, 2013. Based on the limited reported trades of our common stock at or near the private placement per share price and uncertainty as to our ability to obtain GSE approval, we contemporaneously determined the fair value of our common stock at May 30, 2012, November 7, 2012 and November 8, 2012 was $10.00, unchanged from the April 24, 2012 private placement per share price. On this basis, the Board granted stock options with an exercise price of $10.00 per share and RSUs with a common stock fair value of $10.00 per share.
February 2013
Between December 2012 and February 2013, we observed reported trading of approximately 1.8 million shares of our common stock on the FBR PLUSTM System with reported trading prices between $10.50 and $12.00 per share. In January 2013, we received GSE approval and all proceeds within our investment accounts became available for operations. The Company granted additional stock options and RSUs on February 14, 2013. No trades occurred on February 14, 2013. Given the receipt of GSE approval, we performed a retrospective valuation of our common stock as of February 14, 2013 and determined the fair value of our common stock to be $11.75 per share. In order to determine the fair value of our common stock underlying our option and RSU grants on February 14, 2013, we utilized a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. We also observed recent reported trading of our common stock on the FBR PLUSTM System in performing our valuation. The values determined by each of the discounted cash flow method, comparable company method and recent observed reported trades of our common stock on the FBR PLUSTM System were weighted, resulting in a fair value per share of common stock as of February 14, 2013 of $11.75. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies. Based on this valuation and the factors discussed above, our Board granted stock options with an exercise price of $11.75 per share and RSUs with a common stock fair value of $11.75 per share.
May 2013
Between March 2013 and May 2013, we observed reported trading of approximately 1.5 million shares of our common stock on the FBR PLUSTM System with reported trading prices between $12.50 and $13.50 per share. In March 2013, we observed reported trades of $13.00 and $13.50 on the same days that two of our competitors, Radian and MGIC, announced the successful completion of debt and equity offerings of approximately $700 million and $1 billion, respectively. The quoted price of the Company's common stock on the FBR PLUSTM System experienced an increase that is likely attributable to these announcements, which the Company believes indicated renewed investor confidence in the private MI industry. There were no reported trades of our common stock in April 2013. On May 14, 2013, we observed a trade of our common stock in the FBR PLUSTM System (the only reported trade during May 2013) at a price of $12.50 per share with a volume of 750,000 shares. The bid/ask spread on our common stock on the FBR PLUSTM System on the date of the option grants was $12.25/$12.75. On May 9, 2013 and May 15, 2013, our Board granted stock options with exercise prices of $12.65 per share and $12.50 per share, respectively. Based on the reported trade observed on the FBR PLUSTM System on May 14, 2013 at a price of $12.50 and the recent investments in our industry, we determined the fair value of our common stock on the May grant dates to be within the bid/ask spread quoted on the FBR PLUSTM System. The fair value of our common stock underlying the options granted on May 9, 2013 was determined contemporaneously, and the fair value of our common stock underlying the options granted on May 15, 2013 was determined retrospectively.
Predecessor Entity
MAC Financial Holding Corporation, a wholly-owned subsidiary of MAC Financial Ltd., was formed along with its wholly-owned insurance subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance Inc One and Mortgage Assurance Reinsurance Two, (collectively "MAC"), with the intent of offering mortgage insurance to lenders throughout the United States and to the GSEs. MAC was incorporated and licensed without the usual requisite minimum capital and surplus in order to facilitate the lengthy review for qualified insurer status with both Fannie Mae and Freddie Mac.
MAC's net loss was $10,000, $604,000, and $5.6 million from January 1, 2012 through April 24, 2012, the year ended December 31, 2011, and the period from July 6, 2009 (inception) to April 24, 2012, respectively. The net loss of $5.6 million for the period from inception to April 24, 2012 consisted largely of payroll and related expenses, Information Technology ("IT") and professional fees associated with development stage activities primarily focused on developing IMS and capital raising efforts. For the year-ended 2010, MAC had a working capital deficiency which raised substantial doubt about its ability to continue as a going-concern. The net loss of $604,000 for the year ended December 31, 2011 reflects a significant wind-down of development stage activities and IT development efforts, including the termination of all employees, as MAC focused on conserving capital. On November 30, 2011, the Company entered into an agreement with MAC Financial Ltd. to purchase MAC Financial Holding Corporation and its subsidiaries. MAC's results from January 1, 2012 through April 24, 2012 reflect the costs associated with maintaining the entity and its subsidiaries in a minimal capacity until MAC's acquisition could be completed and is not comparative with prior periods.

Quantitative and Qualitative Disclosures about Market Risk
We own and manage a large portfolio of various holdings, types and maturities as a result of (i) our initial capitalization pursuant to which we were required to hold our proceeds in an investment account until we obtained GSE Approval, and (ii) ongoing operations in which claim payments are back-loaded relative to premium revenue. Investment income is one of our primary sources of cash flow supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our portfolio is exposed to factors affecting markets worldwide, because the company insures loans only in the United States, it is most sensitive to fluctuations in the drivers of U.S. markets.

We manage market risk via a defined investment policy implemented by our Treasury function with oversight from the Risk Committee. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

•
Changes to the level of interest rates. Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates to the extent that the investment portfolio must be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

•
Changes to the term structure of interest rates. Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

•
Market volatility/changes in the real or perceived credit quality of investments. Deterioration in the quality of investments, identified through changes to our own or third party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

•
Concentration Risk. If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

•	Prepayment Risk. Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

Market risk will be measured using reporting by investment type and concentration. Market risk will be measured via segmentation by asset type and maturity, and an interest rate sensitivity analysis will be completed. Market risks inherent in the business that are not fully captured by the quantitative analysis will be highlighted. In addition, material market risk changes that occur from the last reporting period to the current will be discussed. Changes to how risks are managed will also be identified and described.
We did not have any market risk at December 31, 2012. The only investments held were short-term securities. At June 30, 2013, the duration of our fixed income portfolio, including cash and cash equivalents, was 3.73 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.73% in fair value of our fixed income portfolio.  Excluding cash, our fixed income portfolio duration was 3.75 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.75% in fair value of our fixed income portfolio.

Off-Balance Sheet Arrangements and Contractual Obligations
We had no off-balance sheet arrangements at December 31, 2012. Contractual obligations at December 31, 2012 are summarized in the table that follows.

NMI Holdings, Inc. Contractual Obligations

	Less than 1 year	1-3 years	3-5 years	More than 5 years

Contractual Obligation	$—	$—	$—	$—

Long-Term Debt Obligation	—	—	—	—

Capital Lease Obligation	—	—	—	—

Operating Lease Obligations	631,016	411,768	—	—

Purchase Obligations	1,434,663	943,617	—	—

Other Long-Term Liabilities Reflected on
the Registrant's Balance Sheet under GAAP	—	—	—	—

Total	2,065,679	1,355,385	—	—
Geographic Dispersion
Assuming we are able to obtain all of the necessary licenses and approvals, we plan on writing business in all 50 states and D.C. We intend to build a geographically diverse portfolio without geographic concentrations that might expose the company to undue risk.  Risk will be managed by establishing targets and limits for new origination mix and/or portfolio limits.  Therefore, aside from the impact of market restrictions (discussed below), we desire that our insurance origination mix by state be consistent with the overall distribution of mortgage insurance originations.
On an ongoing and recurring basis, we plan to evaluate changing market conditions to determine if it is appropriate to establish, tighten, loosen or eliminate lending restrictions established by geographic area.  The evaluation is expected to include factors including historical performance and the historical performance of other market participants, forward-looking projections for key risk drivers, estimated impact on loss performance, and existing portfolio concentrations.   Consistent with our governance processes, the geographic concentrations will be monitored on an ongoing basis and changes to market restrictions will be reviewed and approved.

Critical Accounting Policies
We use accounting principles and methods that conform to generally accepted accounting principles in the United States ("GAAP"). Where GAAP specifically excludes mortgage insurance we follow general industry practices. We are required to apply significant judgment and make material estimates in the preparation of our financial statements and with regard to various accounting, reporting and disclosure matters. Assumptions and estimates are required to apply these principles where actual measurement is not possible or practical. These critical accounting policies and estimates are summarized below.
Reserve for Losses and Loss Adjustment Expenses
We are a new company and have only recently commenced transacting mortgage insurance. We do not anticipate a material level of losses (relative to written premiums or stockholder equity) in the first few years of our operations. Our practice will be to establish loss reserves only for loans in default. We do not consider a loan to be in default for loss reserve purposes until we receive notice from the servicer that a borrower has failed to make two (2) regularly scheduled payments and is at least 60 days in default. Default is defined in NMIC's mortgage insurance policies as the failure by a borrower to pay when due an amount equal to the scheduled mortgage payment due under the terms of a loan or the failure by a borrower to pay all amounts due under a loan after the exercise of the due on sale clause of such loan. In addition to reserves on reported defaults, we establish reserves for estimated losses incurred on loans that have been in default for at least 60 days that have not yet been reported to us by the servicers (this is often referred to as “incurred but not reported” or “IBNR”).
Consistent with industry accounting practices, for purposes of establishing loss reserves, we consider our MI policies to be short-duration contracts and, as such, we will adhere to the general loss reserving principles contained in ASC Topic 944, Financial Services — Insurance ("ASC 944"), even though that standard expressly excludes mortgage insurance from its guidance. Like other mortgage insurers, however, we will not establish loss reserves for anticipated future claims on insured loans that are not currently in default.
The establishment of loss and IBNR reserves is subject to inherent uncertainty and will require significant judgment by management. We will establish loss reserves using our best estimates of claim rates, i.e., the percent of loan defaults that ultimately result in claim payments, and claim amounts, i.e., the dollar amounts required to settle claims, to estimate the ultimate losses on loans reported to us as being at least 60 days in default as of the end of each reporting period. We will estimate IBNR by analyzing historical lags in default reporting to determine a specific number of IBNR claims in each reporting period. Our actuary will utilize internal and external data to estimate lags in notice of default reporting. We believe that given recent tightening of GSE guidelines lag times have decreased. Additionally, our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, for example current rates or trends in unemployment, house price appreciation and/or interest rates, and our best judgment as to the future values or trends of these macroeconomic factors. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Because loss and IBNR reserves are based on estimates and judgments, there can be no assurance that even in a stable economic environment, actual claims paid by us will not be substantially different than our loss and IBNR reserves for such claims.
Changes in loss reserves can materially affect our consolidated net income or loss. It is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on operating results.  The loss reserving process is complex and subjective and, therefore, our ultimate liabilities may vary significantly from our estimates.
Fair Value Measurements
The following describes the valuation techniques used by us to determine the fair value of financial instruments held as of June 30, 2013 and December 31, 2012:

We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this standard are described below:

•	Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 - Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities; and

•
Level 3 - Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of market activity used to determine the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations.

Assets classified as Level 1 and Level 2

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including data published in market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. We have not made any adjustments to the prices obtained from the independent pricing sources. We do however perform quality checks and review of the prices received.

Assets classified as Level 3

The warrants held by FBR and MAC Financial Ltd. (which are now held by its former stockholders after completion of its liquidation) are valued using a Black-Scholes option- pricing model in combination with a binomial model and Monte-Carlo simulation model used to value the pricing protection features within the warrant. Variables in the model include the risk-free rate of return, dividend yield, expected life and expected volatility of the Company's stock price.

ASC 825, Disclosures about Fair Value of Financial Instruments, requires all entities to disclose the fair value of their financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value.
Investment Portfolio
We classify our entire investment portfolio as available-for-sale and report it at fair value. The related unrealized gains or losses, after considering the related tax expense or benefit, are reported as a component of accumulated other comprehensive income in stockholders' equity. We expect to hold short-term investments with maturities of greater than three and less than 12 months when purchased and will be carried at fair value and to determine any realized gains and losses on sales of investments on a specific-identification basis. We expect that our investment income will consist primarily of interest and dividends. We plan to recognize interest income on an accrual basis and dividend income on preferred stock investments on the date of declaration. Net investment income would represent interest and dividend income, net of investment expenses.
The guidance regarding the recognition and presentation of other-than-temporary impairment, or OTTI, requires that an OTTI of a debt security be separated into two components when there are credit-related losses associated with the impaired debt security for which we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). In instances where no credit loss exists but it is more likely than not that we would have to sell the debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we plan to account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI are recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected would be accreted or amortized into net investment income.
Each fiscal quarter we expect to perform reviews of our investments in order to determine whether declines in fair value below amortized cost are considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we may consider several factors including, but not limited to:

•	our intent to sell the security and whether it is more likely than not that we would be required to sell the security before recovery;

•	extent and duration of the decline;

•	failure of the issuer to make scheduled interest or principal payments;

•	change in rating below investment grade; and

•	adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance, a debt security impairment is deemed other-than-temporary if either it is intended that the security be sold or it is more likely than not that we would be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security.
Deferred Policy Acquisition Costs
Costs directly associated with the successful acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business are charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time.
If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.
Premium Deficiency Reserve
After our loss reserves are established, we will perform a premium deficiency calculation each fiscal quarter using best estimate assumptions as of the testing date. Per ASC 944, a premium deficiency reserve shall be recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums. The calculation of premium deficiency reserves requires the use of significant judgment and estimates to determine the present value of future premium and present value of expected losses and expenses on our business.  The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans.  The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries.  To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.  In considering the potential sensitivity of the factors underlying our best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve, should one be needed, and, correspondingly, on our operating results.

Income Taxes
We account for income taxes using the liability method in accordance with ASC Topic 740, Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that would result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations. We evaluate the need for a valuation allowance against deferred tax assets on a quarterly basis. In the course of our review, we assess all available evidence, both positive and negative, including future sources of income, tax planning strategies, future contractual cash flows and reversing temporary differences. Additional valuation allowance benefits or charges could be recognized in the future due to changes in management's expectations regarding the realization of tax benefits.
Warrants
In conjunction with the MAC Acquisition and funding of our start-up costs, we issued warrants. The stockholders of MAC Financial Ltd. have resolved to wind up its affairs pursuant to a members voluntary liquidation under Bermuda law, and have appointed a liquidator for that purpose.  The shares of our common stock and the warrant previously held by MAC Financial Ltd. have been divided and distributed to its former stockholders. We account for these warrants to purchase common shares of the Company in accordance with ASC 470-20, Debt with Conversion and Other Options and ASC 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity. These warrants may be settled by us using the physical settlement method or through cash-less-exercises in which shares subject to the warrants are reduced in lieu of cash payment of the exercise price. The exercise price and the number of warrants are subject to anti-dilution provisions whereby the existing exercise price is adjusted downward and the number of warrants increased for events that may not be dilutive and the adjustment may be in excess of any dilution suffered. As a result, the warrants are classified as a liability. We are required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations in the period in which the change occurred. We revalue the warrant liability quarterly using a Black-Scholes option-pricing model in combination with a binomial model and Monte-Carlo simulation model used to value the pricing protection features within the warrant. Variables in the model include the risk-free rate of return, dividend yield, expected life and expected volatility of the Company's stock price.
Share-Based Compensation
The Company adopted ASC 718, Compensation - Stock Compensation (“ASC 718”). ASC 718 addresses accounting for share-based awards and recognizes compensation expense, measured using grant date fair value, over the requisite service or performance period of the award. Share-based payments include restricted stock and stock option grants under the 2012 Stock Incentive Plan. The fair value of stock option grants issued are determined based on an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the stock option valuation include the expected term of the equity award taking into account the contractual term of the award, the effects of expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Restricted stock grants to employees contain a market and service condition. The fair value of restricted stock grants to employees is determined based on a Monte Carlo Simulation model at the date of grant. Restricted grants to non-employee directors are valued at the Company's stock price on the date of grant less the present value of anticipated dividends. Expense is recognized over the required service period, which is generally a three-year vesting period for the options (vesting in one-third increments per year).
The estimated grant date fair values of the stock options granted during 2013 were calculated using Black-Scholes valuation model based on the following weighted-average assumptions:

•	Expected Life - 6 years

•	Risk free interest rate - 0.85%

•	Dividend yield - 0.00%

•	Expected stock price volatility - 39.00%

•	Projected forfeiture rate - 1.00%

Expected Stock Price Volatility — is a measure of the amount by which a price has fluctuated or is expected to fluctuate. At the time of grant, the Company's common shares trading history was less than six months which was not sufficient to calculate an expected volatility representative of the volatility over the expected lives of the options. As a substitute for such estimate, the Company used historical volatilities of a set of comparable companies in the industry in which the Company operates.
Risk Free Interest Rate - is the U.S. Treasury rate for the date of the grant having a term approximating the expected life of the option.
Expected Life - is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years.
Projected Forfeiture Rate - is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.
Dividend Yield - is calculated by dividing the expected annual dividend by the stock price of the Company at the valuation date.
Restricted Stock Units
The estimated grant date fair values of the restricted stock units granted in 2012 that are subject to both a market and service condition were calculated using a Monte Carlo Simulation model based on the average outcome of 150,000 simulations using the following assumptions:

•	Expected Life - 5 years

•	Risk free interest rate - 0.86%

•	Dividend yield - 0.00%

•	Expected stock price volatility - 39.00%

•	Projected forfeiture rate - 1.00%

BUSINESS
While we intend to operate our business as described in this prospectus, we are a new company without a significant operating history. As a result of our experience, changes in market conditions and other factors, we may alter certain of our business methods, such as the amount and types of mortgage insurance we underwrite.
General
NMIH is a Delaware corporation that through its subsidiaries provides MI in the United States. In April 2012, we raised net proceeds of approximately $510 million from a private placement of our common stock and also purchased MAC Financial, a Delaware corporation, and its Wisconsin licensed insurance subsidiaries, including Mortgage Assurance Corporation, which we later renamed National Mortgage Insurance Corporation, or "NMIC." The proceeds from the private placement have been and will be primarily used to capitalize our MI subsidiaries and fund our operating expenses until our MI subsidiaries generate positive cash flows.
In January 2013, Fannie Mae and Freddie Mac approved NMIC as a qualified MI provider on loans purchased by the GSEs. With our GSE Approval, our customers who originate loans insured by NMIC may sell such loans to the GSEs (as of April 1, 2013 for Freddie Mac and as of June 1, 2013 for Fannie Mae). Our primary insurance subsidiary, NMIC, requires a certificate of authority, or insurance license, in each state or jurisdiction where we issue insurance policies. We first applied for a certificate of authority in each of the 50 states and D.C. in June 2012. We are currently licensed in 48 states and D.C.
Our principal office is located at 2100 Powell Street, 12th floor, Emeryville, CA 94608. Our main telephone number is (855) 530-NMIC (6642), and our website is www.nationalmi.com.
Our Strategy and Competitive Strengths

We believe the current environment provides an opportune time for a new mortgage insurer with no exposure to the recent financial crisis to enter the market. By entering the market at this time, we believe that we should be well positioned to profit from conservative underwriting standards, improving loss trends and attractive risk adjusted premium pricing levels.

Our business strategy is to become a leading national MI company with our principal focus on writing insurance on high quality, low down payment residential mortgages in the United States. As part of this strategy, we have near term objectives including:

• Obtaining outstanding certificates of authority, or state insurance licenses, and establishing effective rates and policy forms where required. As of the date of this prospectus, NMIC is licensed in 48 states and D.C., has effective rates in 47 states and D.C. and effective policy forms in 46 states and D.C. Our objective is to obtain licenses, effective rates and policy forms in all 50 states and D.C. NMIC's application for a certificate of authority has not yet been accepted by the Wyoming Insurance Department for formal review due to our inability to meet the state's two year statutory seasoning requirement, which requirement can be waived by the Wyoming Insurance Commissioner. We have requested and been granted a hearing in December 2013 to present evidence in support of our assertion that sufficient grounds exist under Wyoming law for the Wyoming Insurance Commissioner to grant our request for a waiver of Wyoming's seasoning requirement. There can be no assurances that we will be granted a waiver in Wyoming. In Florida, on August 15, 2013, we refiled NMIC's application for a certificate of authority following our withdrawal of our application in May 2013 in response to a request by Florida's Office of Insurance Regulation ("FL OIR"). We have requested and been granted a hearing with the FL OIR in October 2013 , at which hearing we plan to address issues related to (i) the role of certain of our officers in their previous employment at PMIC, (ii) the litigation pending against us and certain of our officers by the PMIC receiver and (iii) our eligibility for a seasoning waiver in Florida. There can be no assurances that our application for a certificate of authority in Florida will be approved. NMIC's application for approval of rates is pending in Washington and its applications for approvals of policy forms are pending in Maryland and Alaska.
• Evaluating risk in a timely fashion on all insured loans. Through our innovative underwriting solution, National MI TrueInsight SM , we intend to review every loan we insure through both our delegated and non-delegated channels. National MI TrueInsight solution confirms underwriting eligibility, either prior to loan closing in the non-delegated channel or through a post-closing underwriting review in the delegated channel. Our "Delegated Assurance Review" provides a review of each mortgage insurance policy issued by our customers under their delegated authority. This differs from other MI companies that typically underwrite a sampling of policies originated through their delegated underwriting channels. By underwriting each policy, we believe we can more effectively manage the risk characteristics in our portfolio and provide a high level of confidence to our lenders that valid claims will be paid. We also expect this process will allow us to provide our customers with timely, value-added feedback on the risk characteristics of their loan originations.

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Pursue new opportunities to source mortgage insurance business. Following the financial crisis and placement of the GSEs under the conservatorship of the FHFA in 2008, regulators have sought to develop strategies and programs to reduce U.S. taxpayer exposure to the mortgage markets and to transfer mortgage credit risk to the private market. We believe that this policy direction will continue, and may lead to additional opportunities for the mortgage insurance industry, and NMIC in particular. We have actively pursued the currently proposed GSE risk sharing programs and during the second fiscal quarter of 2013, NMIC bid on a pool insurance transaction proposed by Fannie Mae and NMIC was ultimately selected for the transaction. We intend to analyze future risk sharing transactions as they arise.

  • Establishing customer relationships through our sales force of qualified mortgage professionals . In order to develop a diverse customer base of mortgage originators, we believe we will ultimately need to have a sales force of qualified mortgage professionals that generally have well-established relationships with industry leading lenders and significant experience in both MI and mortgage lending. As of the date of this prospectus, we have hired approximately 30% of our target sales force staffing goal which we believe is well matched with our expense planning and operational readiness. Mortgage insurance is a highly competitive industry and therefore we believe establishing and maintaining relationships with many lending institutions is critical to our success. We believe our National Account sales team has made meaningful strides establishing relationships with the 36 most significant mortgage originators as defined by volume of originations and insured business, which we refer to as "National Accounts." As discussed below, to date 18 of our National Account lenders have agreed to use NMIC as a mortgage insurance provider. While we believe we have favorable relationships with these 18 National Accounts, they are not contractually or legally obligated to use NMIC as an MI provider or to deliver any level of business to us. In addition, our nationwide and regional sales teams have focused their efforts on attracting as customers local and regional mortgage loan originators throughout the United States. Our future efforts will continue to focus on growing our customer base.

  • Attracting and retaining our employee base. We believe our Company will be an attractive, stable place of employment, given that we are a well-capitalized insurance company that has made significant progress in commencing business in the MI marketplace, allowing us to attract what we believe to be a high-quality talent pool. We have grown from zero employees prior to our capitalization in April 2012 to over 120 employees as of September 30, 2013. We currently expect to have approximately 175 employees by the end of 2013.
  • Integrating electronically with mortgage lenders, the largest loan servicing systems and leading third-party origination systems. Many of our customers will require us to have connectivity or be integrated with one or more of the largest loan servicing and/or leading third-party loan origination systems as a precursor to doing business with them. We have completed integration with two of the largest loan servicing systems, LPS MSP and Fiserv LoanServ™. We have also begun the process of integrating with the leading third-party loan origination systems, and expect to complete some of these integrations this year, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer® and Mortgage Builder. By mid-2014, we believe we will be integrated with the other leading third-party loan origination systems. We also intend to integrate directly with those lenders that maintain their own, proprietary loan origination and servicing system technologies, recognizing that the time-lines for these integrations are heavily dependent upon the lenders' internal technology resource time-lines and availability.
  • Continuing development of our enterprise technology platform. We seek to continue to develop our enterprise technology platform to support our mortgage insurance operations, including underwriting, premium billing, policy servicing, and delinquency and claims management functions. In order to adequately support our mortgage insurance operations, we expect that, when completed and all components are fully integrated, our technology platform will allow us to: (i) obtain applications and supporting documentation from our lenders on an automated basis, thereby enabling lenders to submit insurance applications in an efficient manner and facilitating our risk review, (ii) obtain real-time data on performance of individual insured loans and programs, enabling a transparent and collaborative policy acquisition and underwriting process that should reduce response times, decrease costs and streamline communication with lenders, (iii) provide real-time feedback data for monitoring underwriting guidelines and for communicating to lenders the quality metrics and performance of the loans we insure, (iv) bill and collect premiums electronically and (v) adjust and settle claims.

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Manage expenses to maximize operating leverage. We are constructing a brand new, scalable and flexible mortgage insurance platform that we believe can support significant growth with further investment. We believe that the scalability of our platform and our focus on controlling staffing, operating, capital and other expenses will allow us to deliver enhanced earnings over time. We believe that the benefits of an efficient expense structure provide us with greater flexibility.

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Promote the role and benefits of private mortgage insurance by actively engaging with policymakers, regulators and industry participants. We believe that a strong, viable private MI market is a critical component of the U.S. housing finance system. Mortgage insurance provides private capital to mitigate mortgage credit risk within the system, supports increased levels of homeownership, offers liquidity and process efficiencies for lenders, and provides consumers with lower-cost products and increased choice of mortgage and homeownership options. We meet frequently with regulatory agencies, including our state insurance regulators and the FHFA, the GSEs, our customers and other industry participants to promote the role and value of private mortgage insurance and exchange views on the U.S. housing finance system. We believe we have a good relationship with our domiciliary regulator and often share our views on current matters regarding the MI industry. We actively participate in industry discussions regarding potential changes to the MI regulatory environment. We intend to continue to promote legislative and regulatory policies that support a viable and competitive private MI industry and a well-functioning U.S. housing finance system.
We intend to execute the above strategy, by taking advantage of the following competitive strengths:
• Availability of capital to support growth. As a newly capitalized mortgage insurer, we do not have exposure to the losses caused by historical underwriting standards (which we believe to have been less than adequate) and declines in home values experienced during the recent financial crisis. We believe our current capital will support approximately $30 billion of insurance in force (“IIF”) while staying within the regulatory guidelines imposed by state insurance departments and the GSEs.

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Conservative balance sheet with strong financial position and disciplined risk management philosophy. We believe that our strong financial position has been a critical component in gaining the confidence of our customers and growing our business. We are not encumbered by a high risk, legacy book of business written during the credit bubble of the pre-2009 period. We have established risk management controls throughout our organization that we believe will support our continued financial strength. Risk management is deeply incorporated into our business decisions and processes, including customer and policy acquisition, underwriting and credit approval, ongoing portfolio monitoring, loss reserving and claims management, investment allocation and capital management.

• Superior business practices and terms of trade. In addition, our advantage of being a new company, with unencumbered capital and an experienced management team allows us to offer credit risk solutions for our current and prospective customers that we believe are not currently offered by our competitors. We believe our products and services provide a more transparent and efficient method of placing mortgage insurance. Our underwriting guidelines, National MI TrueGuide SM, reflect what we believe are clear and straightforward eligibility requirements that are easy to follow.
We believe our terms of trade offer a unique approach to rescission relief that sets us apart from other MI companies. Existing MI companies have rescinded or denied coverage on a significant number of mortgage insurance policies in recent years. We believe this has strained the relationship between a number of the mortgage originators and some existing mortgage insurers, providing an opportunity for a new entrant to more effectively compete with existing providers. Through our National MI SafeGuard SM solution, after a borrower has timely made 18 consecutive monthly payments on a loan we insure, we have agreed that we will not rescind or cancel coverage of that loan for borrower fraud or underwriting defects. In addition, upon the borrower attaining 18 full and timely consecutive monthly payments, we have agreed to limitations on our ability to initiate an investigation of fraud or misrepresentation by our insureds or any other party involved in the origination of an insured loan, which we collectively refer to in our master policies as a "First Party." We believe the standard approach used by most MI companies is to provide this rescission relief with respect to underwriting defects and investigation of First Party fraud or misrepresentation after 36 months of full and timely consecutive monthly payments. We believe the terms of our insurance coverage described in our Master Policy Agreement will be favorably received by our customers, allowing us to gain market share from current providers. In addition, because we review every loan we insure as described above, we believe we are well aligned with the GSEs' desire that MI providers adopt up-front quality control practices that have the effect of giving insureds assurance of coverage after a borrower has timely made 36 months of loan payments or in the case of NMIC after only 18 months of loan payments.

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Experienced management team with a focus on long-term value creation. We have assembled a senior management team with extensive experience developing and operating MI companies. Our Chief Executive Officer, Bradley M. Shuster, was responsible for international operations for PMIC, coordinating both acquisitions in Australia and de novo operations in Canada, Europe and Hong Kong. Before leaving PMIC in 2008, Mr. Shuster was responsible for the sale of PMIC's Australian operations to QBE Group for approximately $1.0 billion. In addition to Mr. Shuster, the other members of the Company's executive management team collectively average over 25 years of mortgage or financial services industry experience. See "Management — Directors and Executive Officers."

We believe our strategy and competitive strengths should provide for an efficient deployment of our capital and for strong overall risk management allowing us to operate profitably across market cycles.
Overview of the Private Mortgage Insurance Industry
The MI industry emerged in the United States in the 1880s, and the first laws regulating mortgage insurance were passed in New York in 1904. The industry grew in response to the real estate boom of the 1920s. Following the Great Depression, the federal government began insuring mortgages through the FHA and the VA. The modern MI industry was established in the late 1950's to provide a private market alternative to federal government insurance programs, principally the FHA. MI covers losses of the insured institutions should homeowners default on their residential mortgage loans, up to pre-established coverage levels, reducing the loss to the insured institutions. MI enables consumers, especially first-time homebuyers, to finance homes with less than a 20% down payment, thereby expanding homeownership opportunities. Loans with less than 20% down payments are generally referred to as “low down payment” mortgages or loans.
The MI industry has from time to time experienced catastrophic losses similar to the losses currently being experienced by the existing MI providers. In the past, such losses have followed (i) severe regional recessions and attendant declines in property values in the nation's energy producing states; (ii) the lenders' development of new mortgage products to defer the impact on home buyers of double digit mortgage interest rates, e.g., adjustable rate mortgages with a below market teaser rate; and (iii) changes in federal income tax incentives which initially encouraged the growth of investment in non-owner occupied properties. Prior to the current cycle of such losses, the last time that private mortgage insurers experienced substantial losses of this nature was in the mid-to-late 1980s. The mortgage crisis in recent years had a profound negative effect on the operating results and capital position of the MI industry and some companies were forced into receivership and ceased writing new business.
Financial Crisis and Recovery
The severe economic and housing market dislocation experienced during the recent financial crisis had a profound impact on our industry. Legacy insurers experienced record high claims activity and sustained significant financial losses, resulting in depleted capital positions. Three private mortgage insurers have exited the market, and several other insurers were forced to raise capital to repair their balance sheets and remain in operation. Although certain remaining legacy insurers continue to deal with challenges, the ongoing improvement of housing market fundamentals and the high credit quality of post-crisis new business are expected to support improved growth and profitability in the private MI sector post-crisis.

Prior to the financial crisis, private mortgage insurers accounted for the majority of the insured mortgage origination market. In 2007, private mortgage insurance represented approximately 73% of insured mortgages and covered approximately 12% of the total mortgage origination volume. During the financial crisis, government agencies began to insure an increasing percentage of the market as incumbent private insurers came under significant financial stress. By 2009, private mortgage insurance represented approximately 15% of the insured mortgage market and covered approximately 4% of the total mortgage origination volume.
The private mortgage insurance industry has begun to recover, capturing an increasing share of the total insured market and thereby leading to higher private mortgage insurance penetration of the total mortgage origination market. In 2012, according to Inside Mortgage Finance, private mortgage insurance increased to 29% of the total insured market and covered 9% of the total mortgage origination volume. These gains have been driven in part by the improved financial position of legacy insurers, the influx of private capital into the sector to support new entrants like NMIC and the FHA's decision to increase its mortgage insurance premium rates and upfront fees multiple times since 2010. We believe that private mortgage insurance will continue to increase its share of the insured mortgage market in the coming years.
Market Opportunities

         The economic and housing market downturn that precipitated the financial crisis in 2008 had a profound impact on the private mortgage insurance industry. Legacy mortgage insurers sustained significant financial losses and depleted capital levels. Since 2007, three private mortgage insurers have ceased writing new business. To stabilize the disruption in the housing market resulting from the financial crisis, the Federal government, among other things, significantly expanded its role in the mortgage insurance market, but is now scaling back. We expect that, as the U.S. housing market continues to recover, the demand for private capital to insure mortgage risk and to facilitate secondary market loan sales will grow. As a mortgage insurer with a growing number of customers and a strong balance sheet unencumbered by legacy exposures, we believe we are positioned to benefit from a number of important market trends.

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Improving fundamentals of the housing market.  The U.S. housing market continues to recover from the financial crisis, with, as we discuss below, purchase money mortgage originations representing an increasing percentage of total originations, the rate of household formation growing, new housing starts and home sales increasing, mortgage foreclosure activity declining, and home prices increasing across most of the country from depressed levels. We believe that recent data supports continued recovery from the financial crisis:

◦	Purchase mortgage originations were $503 billion in 2012, and are expected to grow by approximately 23% to $616 billion in 2013, per the Mortgage Bankers Association as of September 23, 2013.

◦	Household formation was 1.0 million in 2012, compared to a financial crisis low of 0.4 million in 2008, per the U.S. Department of Commerce.

◦	The S&P Case-Shiller 20 City Index of residential housing prices has increased over the past six quarters through June 30, 2013, and rose an aggregate of 12% for the twelve months ended June 30, 2013.

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High credit quality of new mortgage originations.   The credit quality of a mortgage loan is driven primarily by the credit profile of the borrower, as well as the type and value of the housing collateral supporting the loan. Borrowers with strong credit profiles are generally less likely to become delinquent with payments or to default on their mortgage loans. Following the financial crisis, mortgage lenders have significantly tightened their underwriting standards, generally limiting the availability of loans to borrowers with high FICO scores and low ratios of debt to income who can fully document their income and assets. From 2010 through 2012, the average borrower FICO score on all mortgage loans originated in the United States and sold to the GSEs was 762, compared to 717 for the period from 2005 through 2007. Banks have largely stopped offering loans with certain characteristics that generated high levels of defaults and losses during the financial crisis, including interest only and negative amortization loans. We believe that prudent underwriting standards, higher credit quality borrowers, and lower mortgage default experience will translate into fewer claims for the mortgage insurance industry on policies written in the post-crisis period

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Growing demand for private mortgage insurance.   In 2012, $547 billion, or 31.3%, of the $1.75 trillion aggregate mortgage originations were covered by mortgage insurance. Prior to the financial crisis, private mortgage insurers accounted for a majority of the insured mortgage origination market. From 1993-2007, according to Inside Mortgage Finance, private mortgage insurers covered, on average, 62% of total insured mortgage volume. During the financial crisis, government agencies began to insure an increasing percentage of the market as legacy private mortgage insurers dealt with financial losses. Private mortgage insurers have since regained an increasing share of the insured mortgage market. These gains have been driven in part by multiple increases in the FHA's mortgage insurance premium rates and upfront fees since 2010, as well as the inflow of private capital into the sector to support new entrants and to recapitalize legacy private mortgage insurers. We believe the private mortgage insurance industry benefits from both a larger origination market and increased private mortgage insurance penetration.

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Significant barriers to entry.  We believe the private mortgage insurance industry has significant barriers to entry due to the substantial capital necessary to fund operations and satisfy GSE requirements, the need for a customer-integrated operating platform capable of issuing and servicing mortgage insurance policies, the competitive positions and established customer relationships of existing mortgage insurance providers, and the need to obtain and in order to conduct MI business nationwide, the need to obtain and maintain insurance licenses in all 50 states and D.C. Additionally, the resource commitment required by customers, and larger lenders in particular, to connect to a new mortgage insurance platform, such as ours, is significant, and absent a critical need, such as the capital constraints in the MI industry during the financial crisis, they have historically in our view been reluctant to make such an investment. We were formed at a time when the severe dislocation in the private mortgage insurance industry caused by the financial crisis created a need for newly capitalized mortgage insurers and this has facilitated our efforts to establish relationships with lenders.

GSEs
The GSEs are the principal purchasers of the mortgages insured by MI companies, primarily as a result of their governmental mandate to provide liquidity in the secondary mortgage market. Freddie Mac's and Fannie Mae's federal charters generally prohibit the GSEs from purchasing a low down payment loan, unless the loan is insured by a qualified mortgage insurer, the mortgage seller retains at least a 10% participation in the loan or the seller agrees to repurchase or replace the loan in the event of a default. As a result, the nature of the private mortgage insurance industry in the United States is driven in large part by the requirements and practices of the GSEs, which include:

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the level of MI coverage, subject to the requirements of the GSEs' charters (which may be changed by federal legislation) as to when MI is used as the required credit enhancement on low down payment mortgages;

•	the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require MI;

•	whether the GSEs influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection;

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the availability of different loan purchase programs from the GSEs that allow different levels of MI coverage. For example, the GSEs allow lenders to deliver loans with “standard coverage” from an MI company, or, in exchange for lenders paying higher fees, lower “charter minimum” coverage levels. Historically, the large majority of loans are insured at “standard coverage” levels. If the relationship between the cost of mortgage insurance and the fees charged by the GSEs for various coverage levels changes, lenders may prefer to obtain “charter minimum” coverage levels on their loans;

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the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans;

•	the terms on which MI coverage can be canceled by the borrower before reaching the cancellation thresholds established by law;

•	the terms that the GSEs require to be included in MI policies for loans that they purchase;

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs; and

•	the minimum capital levels required to be maintained by MI companies.

The requirements and practices of the federal regulators that oversee the GSEs and lenders also affect the operating results and financial performance of companies in the MI industry. The FHFA is the conservator of the GSEs. As their conservator, the FHFA has the authority to control and direct the operations of the GSEs. For example, the FHFA has indicated that its 2013 strategic plan for the GSEs includes a target of $30 billion of unpaid principal balance in multiple types of risk-sharing transactions for both Fannie Mae and Freddie Mac, which may include MI. The $30 billion of unpaid principal balance refers to the outstanding loan amount for all loans under consideration in these transactions. As discussed in this prospectus, NMIC has entered into a pool insurance agreement with Fannie Mae, pursuant to which NMIC will insure approximately 22,700 residential mortgage loans with an aggregate unpaid principal balance of approximately $5.46 billion. Based on this transaction, we generally believe the FHFA's 2013 strategy will have a beneficial impact on our business and the MI industry.

In August 2013, President Obama issued a set of core principles for housing finance reform that embrace a continuing, but reduced, federal role. Legislation has been proposed in both the House and Senate to replace the GSEs in their role as providing a secondary market outlet through their loan purchase and mortgage guaranty security programs. The legislation currently pending in the US Congress would have differing impacts on the current role of mortgage insurance as credit enhancement. At this time it is impossible to predict the final outcome of this legislation and its impact on the role of mortgage insurance as a credit enhancement.

The two tables below detail the relative share of the insured mortgage market covered by public and private participants, and historical NIW trends in the mortgage insurance market and private mortgage insurance penetration rates, which represents private mortgage insurance NIW to total U.S. residential mortgage origination volume.

Source: Inside Mortgage Finance ©, November 16, 2012; August 9, 2013 www.insidemortgagefinance.com
HARP: Home Affordable Refinance Program

Private MI NIW ($ in billions)

Source: Inside Mortgage Finance ©, August 9, 2013 www.insidemortgagefinance.com

Mortgage Insurance
The U.S. residential mortgage market is one of the largest in the world with over $9.9 trillion of debt outstanding as of March 31, 2013, and includes a range of private and government sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, REITs, mortgage insurers and other financial institutions. Public participants include government agencies such as the FHA, VA and Ginnie Mae, and government-sponsored enterprises such as Fannie Mae and Freddie Mac. The overall U.S. residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers, and includes loans made to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets, such as mortgage-backed securities.
Residential MI protects mortgage lenders and investors in the event of borrower default, by reducing and, in some instances, eliminating the resulting credit loss to the insured institution. By mitigating losses as a result of borrower default, mortgage insurance facilitates the origination of “low down payment” mortgages, which are mortgages to borrowers who make down payments of less than 20% of the value of the homes. Mortgage insurance also may reduce the capital that financial institutions are required to hold against insured loans and facilitates the sale of low down payment mortgage loans in the secondary mortgage market, primarily to the GSEs. NMIC’s residential mortgage insurance products will primarily provide first loss protection on loans originated by residential mortgage lenders and sold to the GSEs and, to a lesser extent, on low down payment loans held by portfolio lenders. NMIC offers the two principal types of MI, “primary” and “pool” which we discuss further below. We wrote our first primary insurance policy in April 2013 and we have entered into a pool coverage insurance transaction with Fannie Mae, which constitutes a significant percentage of our risk-in-force until our primary business writings reach a material level. We ultimately expect that most of the insurance that we write in the future will be primary insurance.
Primary Mortgage Insurance
Primary mortgage insurance provides mortgage default protection on individual loans at specified coverage percentages. Primary business is typically offered in one of two ways, either in bulk transactions or on a "flow" basis. Bulk delivery is when more than one loan is insured at a time. Flow originations occur one single loan at a time. We expect to offer primary mortgage insurance products on a flow basis to our customers. Our maximum obligation to an insured with respect to a claim is generally determined by multiplying the coverage percentage selected by the insured by the loss amount on the defaulted loan. The loss amount on an insured loan includes unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure or sale of the property. At the time of a claim, we will typically pay the coverage percentage of the claim amount specified in the primary policy, but have the option to (i) pay 100% of the claim amount and acquire title to the property, or (ii) in the event the property is sold prior to settlement of the claim, pay the insured's actual loss up to the maximum level of coverage. We expect that most of our primary insurance will be written on first mortgage loans secured by owner occupied single-family homes, which are defined as one-to-four family homes and condominiums. To a lesser extent, we may also write primary insurance on first mortgages secured by non-owner occupied single-family homes, which are referred to in the home mortgage lending industry as investor loans, and on vacation or second homes.
Primary insurance-in-force (“IIF”) is the unpaid principal balance of insured loans. Primary risk-in-force (“RIF”) is the product of the coverage percentage multiplied by the unpaid principal balance. Lenders that purchase our mortgage insurance select specific coverage levels for insured loans, from the coverage percentages that we offer. For loans sold to Fannie Mae or Freddie Mac, the coverage percentage must comply with the requirements established by the particular GSE to which the loan is delivered. For other loans, the lender makes the determination. We expect our risk across all policies written to approximate 25% of the primary insurance in force but will vary between 6% and 35% coverage. We charge higher premium rates to account for the risk of higher coverage percentages, as higher coverage percentages generally result in higher amounts paid per claim.
Depending on the loan and the lender, the premium payments for flow primary mortgage insurance coverage are typically borne by the borrower. Our industry refers to loans having this requirement as borrower paid mortgage insurance (“BPMI”). If the borrower is not required to pay the premium, then the premium is paid by the lender, who may recover the premium through an increase in the note rate on the mortgage or higher origination fees. Our industry refers to loans in which the premium is paid by the lender as lender paid mortgage insurance (“LPMI”). In either case, the payment of premium to us is generally the responsibility of the insured. We currently expect that most of our primary insurance written will be BPMI, although this could change in the future.
Our premium rates are based on rates that we have filed with the various state insurance departments. To establish these rates, we use pricing models that assess risk across a spectrum of variables, including coverage percentages, LTV, loan and property attributes, and borrower risk characteristics. Premium rates cannot be changed after the issuance of coverage. Because we believe that over the long term, each region of the United

States is subject to similar factors affecting risk of loss on insurance written, we generally utilize a nationally based, rather than a regional or local, premium rate policy for insurance written on a flow basis.
In general, premiums are calculated as basis points of the unpaid principal balance. Our premium plans can be broken down into four distinct types:

•	single — all premium is paid upfront and the premium is earned based on published earnings tables which factor in the LTV and loan term;

•	annual — premium is paid in advance covering the subsequent 12 months and the premium is earned over the year, with renewals received prior to the expiration of the current coverage;

•	monthly — coverage begins on the loan close date and when the premium is received and the lender is billed each month for the next month's coverage; and

•	monthly Advantage — coverage begins as of the loan close date, when we receive notice of such close date and the lender is billed for the previous month's coverage every month.
In general, we may not terminate MI coverage except in the event there is non-payment of premiums or certain material violations of NMIC's mortgage insurance policies. Mortgage insurance coverage is renewable at the option of the insured lender, at the renewal rate fixed when the loan was initially insured. Lenders may cancel insurance written on a flow basis at any time at their option or because of mortgage repayment, which may be accelerated because of the refinancing of mortgages. In the case of a loan purchased by Freddie Mac or Fannie Mae, the GSEs' guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel insurance upon the borrower's request when the principal balance of the loan is 80% or less of the property's current value. The federal Homeowners Protection Act of 1998 (“HOPA”) also requires the automatic termination of BPMI on most loans when the LTV ratio (based upon the loan's amortization schedule) reaches 78%, and provides for cancellation of BPMI upon a borrower's request when the LTV ratio (based on the original value of the property) reaches 80%, upon satisfaction of the conditions set forth in the HOPA. In addition, some states impose their own notice and cancellation requirements on mortgage loan servicers.
Pool Insurance
Pool insurance is generally used as an additional “credit enhancement” for certain secondary market mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan which did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. As discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Start-up Operations- GSE Approvals", the FHFA has set goals for the GSEs to engage in $30 billion of risk sharing transactions in 2013. As described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Start-up Operations- New Business Writings", NMIC entered into an agreement with Fannie Mae, pursuant to which NMIC insures approximately 22,000 loans with an aggregate unpaid principal balance of approximately $5.2 billion.  The effective date of the agreement and the coverage is September 1, 2013. We will be paid monthly insurance premiums by Fannie Mae for assuming net insurance risk of approximately $93.1 million, and received our first premium payment in September 2013. This pool transaction is unlike a typical pool transaction, in that the loans which make up this particular pool do not have primary MI on them, as the LTVs at origination are below what would have required MI to be placed. As our primary flow business writings have not yet reached a material level, the risk on this pool transaction constitutes a very large percentage of our total insurance risk in force until our primary flow business writings do reach a material level.
Customers
Our sales strategy is focused on attracting as customers mortgage originators in the United States that fall into two distinct categories, which we refer to as "National Accounts" and "Regional Accounts". We define National Accounts as the 36 most significant residential mortgage originators as defined by volume of originations and volume of insured business. These National Accounts generally originate loans through their retail channels as well as purchase loans originated by other entities, primarily mortgage originators who we would classify as Regional Accounts, as described below. National Account lenders may sell their loans to the GSEs or private label secondary markets or securitize the loans themselves. We plan to service this customer base with a small but specialized team of National Account sales people who have experience sourcing business from this segment. Our progress with National Accounts includes establishing relationships, working to complete our respective due diligence processes, issuing master polices, responding to information data security assessments and evaluations, mutually evaluating credit policies and parameters and continuing to integrate with the necessary origination and loan servicing systems. To date, 18 of the National Account lenders have agreed to use NMIC as a mortgage insurance provider and we continue to work towards completing our customer boarding processes. While we believe we have favorable relationships with the 18 National Accounts that have indicated they will purchase MI from NMIC, there is no obligation to use NMIC as an MI provider and, as of the date of this prospectus, we have received a limited amount of business from one of these national account providers. We continue to work with the other 18 National Accounts to engage them as customers.
The Regional Accounts originate mortgage loans on a local or regional level throughout the country. Some of these Regional Accounts have origination platforms that span across multiple regions, however, their primary lending focus is local. They sell the majority of their originations to National Accounts who purchase loans originated by others, but Regional Accounts may also retain loans in their portfolios or sell portions of their production directly to the GSEs. We intend for our nationwide and regional sales teams to address the Regional Accounts segment of the market, and with the early efforts of these teams, we have been able to attract a small population of lenders in this segment who have agreed to purchase MI from NMIC. Our future efforts will be focused on growing this segment of our customer base. Our ability to make progress penetrating Regional Accounts is primarily dependent on the following three factors:

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Obtaining approval from National Account lenders to be an authorized MI provider enables Regional Accounts to sell loans with insurance from NMIC to those National Accounts.  Consequently, these approvals are critical to making inroads with Regional Accounts.  As discussed above, 18 of the 36 National Accounts have agreed to use NMIC an MI provider.

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Achieving connectivity with the largest loan servicing systems. Many of the loan servicers in the industry who sub-service loans originated by Regional Accounts that do not conduct their own servicing operations rely primarily on the two most significant servicing systems, LPS MSP and Fiserv LoanServTM, to subservice these loans. As discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Development of Our IT Platform", we have completed integration with LPS MSP and Fiserv LoanServTM. Attaining connectivity with these servicing systems is one of the important steps with respect to both National and Regional Accounts purchasing MI from NMIC.

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Achieving connectivity with leading third-party loan origination systems utilized by Regional Accounts. As discussed above, we have begun the process of integrating with some of the leading providers of automated loan origination systems, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer® and Mortgage Builder. The Regional Accounts who originate loans using these leading third-party loan origination systems will be able to automatically select NMIC as an MI provider within those systems. The progress we have made to date connecting with these loan origination systems is another significant achievement with respect to our readiness to engage with the Regional Accounts.

    The GSEs, as major purchasers of conventional mortgage loans in the United Sates, are the primary beneficiaries of our mortgage insurance coverage. Revenues from our customers are expected to be generated in the United States only.
Sales and Marketing and Competition
Sales and Marketing
Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We organize our sales and marketing efforts based on our national and regional customer segmentation. We seek to support our national and regional sales force, and improve their effectiveness in acquiring new customers by raising our brand awareness through advertising and marketing campaigns, website enhancements, electronic communication strategies, and sponsorship of industry and educational events.
Our current sales resources are designed to optimize our opportunity in the market as well as balance our expenses effectively. Once fully deployed, we expect that our sales force will be located throughout the United States to directly sell our mortgage insurance products to lenders. In 2013, we are continuing to build our sales force by hiring qualified mortgage professionals that generally have well-established relationships with industry leading lenders and significant experience in both MI and mortgage lending. NMIC's product development and marketing department has primary responsibility for creating and supporting our MI products. As of the date of this prospectus, we have completed approximately 30% of our sales team hiring efforts, with a target of fully staffing our sales force in the first half of 2014. We believe our hiring progress to date is well matched with our expense planning and operational readiness.

Competition

Our competition includes other private mortgage insurers, governmental agencies that sponsor government-backed mortgage insurance programs and alternatives to credit enhancement products, such as piggy-back loans. The MI industry is highly competitive. We compete with other private mortgage insurers based on underwriting guidelines, product features, pricing, customer relationships, name recognition, reputation, the strength of management teams and field organizations, the effective use of technology, innovation in the delivery and servicing of insurance products and our ability to execute.

The U.S. MI industry currently consists of seven active private mortgage insurers, including NMIC, MGIC Investment Corporation (“MGIC”), Radian Guaranty Inc. (“Radian”), United Guaranty Corporation (“UGI”), a division of American International Group, Inc., Genworth Mortgage Insurance (“Genworth”), Essent Guaranty (“Essent”) and CMG Mortgage Insurance Company (“CMG”), the latter of which has solely offered mortgage insurance to credit unions. In February 2013, an insurer domiciled in Bermuda, with mortgage insurance operations in Europe, announced that it had entered into an agreement to purchase CMG. The agreement is subject to numerous closing conditions, including the requirements to obtain approvals from the

GSEs and state insurance regulators, as well as other regulatory authorizations. We believe the buyer intends to expand CMG's footprint beyond the credit union mortgage insurance market. In addition, the perceived increase in credit quality of loans that are being insured today, the deterioration of the financial strength ratings of the existing mortgage insurance companies and the possibility of a decrease in the FHA's share of the mortgage insurance market may encourage additional new entrants. During 2011, two mortgage insurers stopped writing new business and, based on public disclosures, these insurers approximated more than 20% of the MI industry volume in the first half of 2011. We believe their new origination market share has since been redistributed among the other MI companies.

We and other private mortgage insurers also compete directly with federal and state governmental and quasi-governmental agencies that sponsor government-backed mortgage insurance programs, principally the FHA and, to a lesser degree, the VA. These agencies' market share during 2010, 2011 and 2012 was approximately 84%, 77% and 68%, respectively, of low down payment residential mortgages that were subject to governmental and private mortgage insurance. While declining from a high of approximately 85% in 2009, the market share of governmental agencies remains substantially above the low of approximately 23% in 2007, according to statistics reported by Inside Mortgage Finance. As noted above, the combined market share of the FHA and VA has decreased each year since 2010, a trend that we believe has been positive for the MI industry. In our view, this decrease may have been influenced by increases in the cost of FHA insurance in recent years, stricter FHA guidelines, the inability of the borrower to cancel FHA mortgage insurance and the FHA pulling back from the market given its failure to meet its congressionally mandated capital requirements.

In addition to competition from the FHA and the VA, we and other private mortgage insurers face competition from state-supported mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expanding the authority of their state governments to insure residential mortgages.
Underwriting and Risk Management
To qualify to receive mortgage insurance from us, a lender would first enter into a master policy agreement with us. The master policy sets forth the general terms and conditions of our MI coverage. Our primary mortgage insurance policies are issued through one of two programs:

•	non-delegated — we underwrite the insurance application and provide a response to the lender, prior to the loan closing; or

•
delegated — if deemed eligible by NMIC, certain loan originators may bind our mortgage insurance coverage following their own underwriting review. Loans submitted through the delegated program must meet certain eligibility rules. The delegated program is only available to customers that have strong underwriting experience. In addition, similar to the non-delegated program, we have processes in place to perform quality assurance reviews of our customers' underwriting of all delegated loans within several months of the loan closing date.

Non-Delegated Program
To obtain mortgage insurance on a loan, a master policyholder submits an insurance application to us, along with the borrower's mortgage application, an appraisal report from an independent, licensed appraiser, borrower credit report, employment and income verification, tax returns from self-employed borrowers, verification of funds sufficient to cover the expected down payment for the loan closing and purchase contract and any other documentation to support loan qualification for mortgage insurance. We do not currently intend to provide primary MI in instances where the lender has waived certain documentation requirements, such as written verification of employment and proof of source of funds for closing. Our underwriters review all materials submitted and render an insurance decision, typically within 24 to 48 hours, depending on the MI application volume.
In addition to our non-delegated underwriter employees located at our corporate headquarters and remotely across the country, we have entered into contracts with third-party service providers under which they will underwrite the mortgage insurance decision on certain loans for NMIC, consistent with NMIC's underwriting guidelines and subject to the terms of the outsourcing agreements. We expect our underwriting vendors will share in the daily underwriting of mortgage insurance applications submitted to us, depending on the volume and with targeted assignments of particular loans to particular vendors, to ensure timely response-times to lenders. These underwriters will follow the same process outlined above that our own employees follow when they render an insurance decision. Any underwriting decisions requiring escalation or a second review will be referred back to NMIC for decision making.
We have processes in place to manage the risk associated with outsourcing a component of our underwriting functions. In collaboration with the vendor's management team, NMIC will assign an employee to be located on-site at the vendor's premises to monitor the vendor's day-to-day underwriting of mortgage insurance decisions. We will also review the qualifications of the vendor's underwriters and will provide system and guideline training to ensure the vendor's underwriting philosophy is consistent with ours. We will perform regular quality control reviews of each vendor's performance, and our agreements with the vendors require them to give us access to the results of their internal quality control reviews. Underwriters with unacceptable performance will be carefully monitored with specific action plans, and our agreements provide for timely replacement with 30 days' notice.
Delegated Program
We plan to permit delegated underwriting with lenders that have a track record of originating quality mortgage loans. The lenders are required to underwrite the loan in accordance with NMIC's approved guidelines. If the lender believes a loan is eligible for mortgage insurance coverage from NMIC, it may bind the insurance coverage in accordance with the delegated authority conferred under our delegated underwriting program, as set forth in the terms of our master policy and related endorsements. In order to bind coverage, the lender must provide a dataset to us to help demonstrate the loan meets our threshold eligibility rules. In addition, as part of our National MI TrueInsight SM solution, delegated lenders are required to submit a full loan file (which contains all information and documentation required by the traditional underwriting process) to us within 60 days of the coverage effective date, and we will perform a post-close underwriting review of the lender's underwriting decision for each insured loan. This process, which we refer to as our "Delegated Assurance Review" should provide us with confidence that loans we insure comply with our eligibility criteria and meet our underwriting guidelines. This process also assists us in identifying underwriting defects with lenders that need attention going forward. We believe that our full underwriting file review and quality control process differentiates our delegated underwriting process from the delegated underwriting process historically practiced by the MI industry and provides upfront clarity of coverage to our lenders. If a loan is deemed ineligible through our post-close review, we cancel the insurance certificate and return any premiums we have received.
We will use the third-party underwriting service providers with which we have outsourcing agreements to perform the majority of our post-close reviews of delegated decisions. If one of our service providers determines that a loan is ineligible for coverage, an NMIC underwriting manager will review the results to determine if we agree with our vendor before giving notice of cancellation of coverage to our insured. In addition to this review by an NMIC underwriting manager, NMIC's risk management departments will perform routine quality control reviews of a statistically relevant sample of each service provider's post-close reviews to help ensure that we are receiving the quality of underwriting that we expect from these providers.
Underwriting Guidelines and Risk Management
Our underwriting and risk management guidelines are based on what we believe to be the major factors that impact mortgage credit risk. Such factors include but are not limited to the following:

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the borrower's credit strength, including the borrower's credit history, debt-to-income ratios and cash reserves and the willingness of a borrower with sufficient resources to make mortgage payments when the mortgage balance exceeds the value of the home;

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the loan product, which encompasses the LTV ratio, the type of loan instrument, including whether the instrument provides for fixed or variable payments and the amortization schedule, the type of property, the purpose of the loan and the interest rate;

•	origination practices of lenders;

•	the percentage coverage on insured loans;

•	the size of loans insured; and

•	the condition of the economy, including housing values and employment, in the geographic area in which the property is located.

We believe that, excluding other factors, claim incidence increases:

•	for loans with higher LTV ratios compared to loans with lower LTV ratios;

•	for loans with higher debt-to-income ratios;

•	for loans to borrowers with lower FICO credit scores compared to loans to borrowers with higher FICO credit scores;

•	during periods of economic contraction and housing price depreciation, including when these conditions may not be nationwide, compared to periods of economic expansion and housing price appreciation;

•	for ARMs when the reset interest rate significantly exceeds the interest rate of loan origination;

•	for loans in which the original loan amount exceeds the GSEs' established conforming loan limit compared to loans below that limit; and

•	for cash out refinance loans compared to purchase or rate and term refinance loans.

There may be other types of loan characteristics relating to the individual loan or borrower that also affect the risk potential for a loan. In addition, the presence of multiple higher-risk characteristics in a loan materially increases the likelihood of a claim on such a loan unless there are other characteristics to lower the risk.
Exception Policies
As part of our underwriting guidelines, we may establish exception approval procedures that would permit our underwriters to approve MI policies that deviate from our established credit policy guidelines. Any exception would require approval in accordance with our exception approval procedures by a higher level of management. We expect that exception approvals to credit policy guidelines will usually result from overriding conditions, such as an excellent credit profile, significant income, employment stability, or a high net worth. In order to help ensure exceptions are limited to the criteria we set, we plan to generate exception reports that would track the number of exceptions by underwriter and rationale for each exception.
Risk Management
In accordance with established policies and procedures, we seek to identify, assess, monitor and manage the following risks in our MI business: credit risk, market risk and operations risk. Management of these risks is a multifaceted interdepartmental endeavor including specific operational responsibilities and senior management oversight. In addition, our Internal Audit function, which reports to the Audit Committee of our Board and senior management, provides independent ongoing assessments of our operations and risk control environment.
Credit Risk
We protect financial institutions against credit losses resulting from homeowner defaults on low down payment residential mortgage loans. Low down payment lending carries high credit risk because borrowers who encounter financial difficulties may have little equity, if any, (net of transaction costs) in their homes, and are therefore less likely to keep their mortgage payments current or sell the property to avoid foreclosure.
We plan to manage credit risk and portfolio risk-reward characteristics using guidelines, pricing and various risk and operations policies and processes. Important drivers of our credit risk exposure that are monitored and managed by us include but are not limited to:

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Credit risk profile. Our insured loan portfolio's credit risk profile is measured by credit score, loan-to-value, debt-to-income ratio, occupancy type, purpose (e.g., owner-occupied) and other factors. This risk profile is directly impacted by our credit guidelines, pricing and operational quality. The risk profile of our new business is also affected by the mortgage market and macroeconomic conditions. Key drivers include regulatory and/or tax changes affecting the economics of residential mortgage lending; regulatory changes impacting the relative attractiveness of MI to our customers; and consumer attitudes about the relative attractiveness of real estate as an investment; structural changes to the industry made to reduce the role of the federal government (and develop a long-term plan for the GSEs).

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Changes in home prices. A decline in home prices typically makes it more difficult for a borrower to sell or refinance his or her home, generally increasing the likelihood of a default followed by a claim. In addition, a decline in home prices typically increases the severity of any claim we may pay. The inability to sell or refinance homes, due to a decline in home prices, typically leads to an increase in persistency. Conversely, an increase in home prices potentially makes it easier for a borrower to sell or refinance his or her home, decreasing the likelihood of a claim on a loan in default, decreasing the severity of any claim we may pay and decreasing the policy persistency.

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Changes in employment and income, healthcare and divorce. Borrowers able to make only small down payments often have more difficulty weathering financial hardships caused by unemployment or income reductions, or life events involving illness or divorce, because they may not have large amounts of personal savings or available credit. If they do have a significant amount of available credit, they are more likely to increase leverage to levels that prove unsustainable over the long run. Rising unemployment will increase the number of borrowers unable to remain current on their home mortgage and increase the number of new claims. Conversely, as the unemployment rate decreases, portfolio delinquency rates will fall as fewer borrowers become unemployed and those that do are able to find new jobs more quickly.

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Changes in interest rates. Increasing interest rates directly impact the borrower's ability to pay by causing their debt payments to rise. Higher payments on adjustable rate mortgages and other variable rate consumer secured and unsecured debt reduce borrowers' ability to pay and increase the frequency of loss. Conversely, falling interest rates make variable rate consumer debt payments more affordable and reduce loss frequency. Changes in interest rates will also indirectly impact the portfolio's credit risk characteristics through their effect on economic growth rates, the affordability of housing, loan persistency and other factors.

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Regional economic developments. Credit performance in specific geographic regions can vary substantially from the national mean based on the impact of regional developments. These developments may include economic booms or busts in particular industries accounting for a material share of total employment, the impact of natural disasters and other factors.

Credit risk will be measured by reporting with segmentation by key credit risk drivers such as credit score, LTV, occupancy, purpose and vintage. Segmentation will include balances, risk in force, revenue, delinquencies (by default status), losses (claims paid), persistency and reserves. We will also report claim size and severity. We will evaluate bulk and flow business separately. We will assess underwriting quality separately through quality assurance and quality control audits.
We plan to assess the portfolio's risk/reward characteristics, considering both quantitative and qualitative factors. This assessment will include risks inherent in the business that are not fully reflected or yet evident in the numbers. Material changes to the portfolio's credit risk profile that occurred from the last reporting period to the current will be also be discussed, as well as management's forward looking assessments.
Market Risks
We believe that the three primary market risks that we will face as an MI company are:

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Changes in home prices. A decline in home prices typically makes it more difficult for a borrower to sell or refinance his or her home, generally increasing the likelihood of a delinquency followed by a claim. In addition, a decline in home prices typically increases the severity of any claim we may pay. The inability to sell or refinance homes, due to a decline in home prices, typically leads to an increase in persistency, which for monthly or annual products will mean continued premiums. Conversely, an increase in home prices potentially makes it easier for a borrower to sell or refinance his or her home, decreasing the likelihood of a delinquency followed by a claim, decreasing the severity of any claim we may pay and decreasing the policy persistency and correspondingly reducing premium streams on monthly or annual products.

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Changes in unemployment. Increases in the unemployment rate typically impair a borrower's ability to remain current on his or her home mortgage, increasing the likelihood of a delinquency followed by a claim. Conversely, as the unemployment rate decreases, a borrower's ability to remain current on their home mortgage typically improves, decreasing the likelihood of a delinquency followed by a claim.

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Changes in interest rates. An increase in interest rates typically leads to lower home affordability and less refinancing activity. This may decrease mortgage origination volume thereby reducing the number of low down payment loans available for us to insure. However, an increase in interest rates typically leads to a higher mix of purchase versus refinance activity which results in a higher overall penetration rate of MI. The higher penetration rate is also a result of overall lower total originations during a high interest rate environment. Higher interest rates also typically lead to higher persistency of our MI policies. Conversely, a decrease in interest rates typically leads to an increase in low down payment loans available for us to insure, a decrease in the penetration rate of MI and a decrease in the persistency of MI policies from higher refinance activity.
Operations Risks
We are dependent on our employees, internal processes, vendors and systems to execute our business strategy. Operational risks are inherent in the company's business activities. Management's primary operations risk focus is to manage risks of material significance through operational design, policies and procedures, redundancies and review/audit processes.
Because we are a new company in an industry in transition, the risk of loss due to operational inadequacies or failures is elevated compared to an established company. Operational risk is driven by multiple factors including:

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Process design and execution. New processes and procedures may not appropriately take into account scenarios that were unforeseen or misunderstood. Employees may make mistakes when executing defined processes and procedures.

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Vendor Performance. One component of our strategy is to leverage vendors for key functions including system development, website hosting, insurance approval, underwriting assurance review audits and human resources management, among others. Vendors may overstate their capabilities and/or be unable to meet promised service levels. Mistakes or failures may lead to business disruptions and/or losses.

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System Functionality and Reliability. Systems may not be developed on time, be properly designed, perform as specified or be sufficiently reliable. Utility disruptions may bring systems down for extended periods.

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Damage to Physical Assets and Human Resources. Aside from work-at-home employees residing across the country, our operations and staff are housed in a single building in a shoreline location near a major earthquake fault. This concentrated exposure leaves us more exposed to natural disasters, vandalism, terrorism and other sources of damage.

•	Fraud. Insured institutions may attempt to collect insurance benefits based on fraud and misrepresentation, and employees may attempt to misappropriate company assets.

•	Inadequate Internal Controls. Various internal controls have been established to manage operational and other risks. Inadequate internal controls expose us to greater operational risk.

Operational risk reporting will focus on material operations losses and risk profile changes during the current reporting period.

Other Risk Management Practices
Management Risk Committee
We have a management risk committee, comprised of our Chief Executive Officer, Chief Risk Officer, Chief of Insurance Operations and other officers as appropriate, to monitor our underwriting and risk management practices. This committee will also monitor insured portfolio concentrations and portfolio performance. We expect that this committee will continue to include a diverse mix of senior management to ensure that those responsible for execution are balanced with those responsible for oversight. Portfolio performance and adherence to internal controls and procedures is also part of our monthly, quarterly and annual close process.
We expect that GSE-approved products will comprise the substantial majority of our product mix initially. Additional products, material changes to existing products or material changes to underwriting guidelines will have to be approved by the management risk committee prior to release.
Lender Monitoring
We plan to maintain prudent lender approval requirements, including assessing factors related to experienced management, sound operations and a demonstrated record of originating quality loans. We plan to conduct thorough reviews of each prospective client, including reviews of the historical performance of loans originated by the lender and a review of any loan programs outside established underwriting guidelines. We plan to pay special attention to the quality of a lender's underwriting over time as well as its compliance with underwriting guidelines. We intend to evaluate customers' underwriting performance as losses develop and allow only those lenders with a favorable evaluation to utilize the delegated underwriting process.
Concentration Risk
We intend to monitor and manage our concentration of risk through underwriting activities. Key areas of focus are expected to include geography, customer, product type and underwriting mix (e.g., instrument type, property type and borrower employment category). To track the concentration of risk, we plan to generate customized management risk and exposure reports.
Integrated Quality Control Process
We have designed and developed a quality control group that operates separately from the underwriting group to administer our underwriting quality control reviews. The underwriting quality control group will assess non-delegated underwriting completed by both our employee and third-party vendor underwriters, delegated underwriting completed by approved lenders and post-close underwriting reviews of delegated business completed by our third-party vendors.
We intend to perform quality control audits of insured loans identified through random, high risk and targeted selection criteria. In addition, we intend to review loans that default within 12 months of their origination, which we refer to as "early payment defaults" or “EPDs”. Our quality control review is primarily intended to assess the quality of the underwriting decision, including the accuracy and adequacy of the information and documentation used to reach that decision.
A servicing quality control audit will also be established covering our internal insurance servicing and loss mitigation processes. Selection criteria and reporting will be similar to that described above for underwriting quality control. The audit will focus on activities related to beginning and ending coverage, servicing existing coverage, defaults and loss mitigation and claim payment.

We will provide detailed reporting to operations management and summary reporting to senior management. We will also factor information obtained from our quality control process into other risk processes, including underwriter authority delegation, lender monitoring and guideline management.
Servicing
Our Policy Servicing Department is responsible for various servicing activities related to master policy administration, premium billing and payment processing and certificate administration. The department has servicing specialists that are assigned to the majority of our accounts to assist with day-to-day transactions and assist in monitoring the servicer's portfolio to help keep it current and accurate. The department has established policies and procedures that accommodate reporting from and communications with servicers utilizing a variety of different formats.
Defaults and Claims; Loss Mitigation
Defaults and Claims
The claim cycle on MI generally begins with our receipt of notification of a default on an insured loan from the servicer. Default is defined in NMIC's mortgage insurance policies as the failure by a borrower to pay when due a non-accelerated amount equal to the scheduled mortgage payment due under the terms of a loan or the failure by a borrower to pay all amounts due under a loan after the exercise of the due on sale clause of such loan. Generally, the master policies require an insured to notify us of a default no later than 10 days after the borrower becomes three payments in default, although most lenders notify us sooner. We do not consider a loan to be in default for the purposes of reporting defaults and default rates and setting reserves until we receive notice from the servicer that a borrower has failed to pay two regularly scheduled payments and is at least 60 days in default. The incidence of default is affected by a variety of factors, including borrower income, unemployment, divorce and illness, the level of interest rates, rates of housing price appreciation or depreciation and general borrower creditworthiness. Defaults that are not cured result in a claim to us. Defaults may be cured by the borrower bringing current the delinquent loan payments or by a sale of the property and the satisfaction of all amounts due under the mortgage.
Claims result from uncured defaults or approved short sales. Whether a claim results from an uncured default depends, in large part, on the borrower's equity in the home at the time of default, the borrower's or the lender's ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage and the willingness and ability of the borrower and lender to enter into a loan modification that provides for a cure of the default. Various factors affect the frequency and amount of claims, including local housing prices, employment levels and interest rates. If a default is not cured and we receive a claim, any premium collected from the time of default to time of the claim payment is returned to the servicer along with the claim payment.
Under the terms of our master policy, the lender is required to file a claim for primary insurance with us within 60 days after it has acquired title to the underlying property (typically through foreclosure) or when there has been an approved sale to a third party prior to foreclosure. Across the industry, it has historically taken on average approximately 12 months for a default that is not cured to develop into a paid claim. The rate at which claims are received and paid has slowed in recent years due to various state and lender foreclosure moratoriums and suspensions, servicing delays including as a result of attempts to modify loans, pursuit of mitigation opportunities and a lack of capacity in the court systems.
Within 60 days after a claim has been filed and all documents required to be submitted to us have been delivered, we have the option of either (i) paying the coverage percentage specified for that loan, with the insured retaining title to the underlying property and receiving all proceeds from the eventual sale of the property, or (ii) paying 100% of the insured's loss on the loan in exchange for the lender's conveyance of good and marketable title to the property to us. In the event we exercise the latter option, we will market and sell the property and retain all proceeds.
Claim activity is not evenly spread throughout the coverage period of a book of primary business. Relatively few claims are typically received during the first two years following issuance of coverage on a loan. This is typically followed by a period of rising claims which, based on industry experience, has historically reached its highest level during the period between three and six years after the year of loan origination. Thereafter, the number of claims typically received has historically declined at a gradual rate, although the rate of decline can be affected by conditions in the economy, including slowing home price appreciation or housing price depreciation and rising unemployment. Persistency of our book, the condition of the economy, including unemployment and other factors can affect the pattern of claim activity. For example, a weak economy can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline.
Another important factor affecting losses is the amount of the average claim paid, which affects the claim amount as a proportion of total RIF, commonly referred to as claim severity. The main determinants of claim severity are the amount of the mortgage loan, the coverage percentage on the loan and local market conditions.
Loss Mitigation
Before paying a claim, we plan to review the loan and servicing files to determine the appropriateness of the claim amount. Under our mortgage insurance policies, after a borrower has timely made 18 consecutive monthly payments on a loan we insure, we have agreed that we will not rescind or cancel coverage of that loan for borrower fraud or underwriting defects. In addition, upon the borrower attaining 18 full and timely consecutive monthly payments, we have agreed to limitations on our ability to initiate an investigation of fraud or misrepresentation by our insureds or any other party involved in the origination of an insured loan, which we collectively refer to in our master policies as a "First Party." Our master policy provides that we can reduce or deny a claim if the servicer did not comply with its obligations required by our policy, including the requirement to mitigate our loss by performing reasonable loss mitigation efforts or, for example, diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We call such reduction of claims submitted to us “curtailments.” In addition, the claims submitted to us sometimes include costs and expenses not covered by our insurance policies, such as mortgage insurance premiums, hazard insurance premiums for periods after the claim date and losses resulting from property damage that has not been repaired. These other adjustments reduce claim amounts by less than the amount of curtailments.
Loss Reserves and Premium Deficiency Reserve
A significant period of time typically elapses between the time when a borrower defaults on a mortgage payment, which is the event triggering a potential future claim payment by us, the reporting of the default to us, the acquisition of the property by the lender (typically through foreclosure) and the eventual payment of the claim related to the uncured default. To recognize the liability for unpaid losses related to outstanding reported defaults, or default inventory, we establish loss reserves in accordance with industry practice, representing the estimated percentage of defaults which will ultimately result in a claim, which is known as the claim rate, and the estimated severity of the claims which will arise from the defaults included in the default inventory.
We will also establish reserves to provide for the estimated costs of settling claims, general expenses of administering the claims settlement process, legal fees and other fees (“loss adjustment expenses”), and for losses and loss adjustment expenses from defaults that we estimate have occurred, but which have not yet been reported to us. We refer to the latter as "IBNR" reserves. Consistent with industry accounting practices, NMIC does not establish loss reserves for estimated potential defaults that have not occurred but that may occur in the future. For a full discussion of our loss reserving policy and process, see “Management's Discussion and Analysis — Critical Accounting Policies of Financial Condition and Results of Operations — Reserve for Losses and Loss Adjustment Expenses.”
After our reserves are initially established, we will perform premium deficiency tests at the end of each fiscal quarter using our best estimate assumptions of future losses, expenses and premiums as of the testing date. We would establish a premium deficiency reserve, if necessary, when the net present value of expected future losses and expenses exceeds the net present value of expected future premiums and existing reserves. The evaluation of premium deficiency requires significant judgment by management and depends upon many assumptions, including assumptions regarding future macroeconomic conditions.
Reinsurance
As part of the MAC Acquisition, we acquired NMRI One and NMRI Two to provide reinsurance on policies held by NMIC to the extent they provide coverage in excess of 25% of IIF. On September 30, 2013, we merged NMRI Two into NMIC, with NMIC surviving the merger. Certain states limit the amount of risk a mortgage insurer may retain on a single loan to 25% of the indebtedness and as a result the portion of such insurance in excess of 25% must be reinsured. NMIC uses reinsurance provided by NMRI One solely for purposes of compliance with statutory coverage limits. Although we have no current plans to use reinsurance from unaffiliated third-party reinsurers, we may choose to purchase reinsurance coverage in the future to help manage certain risk exposures. Under the terms of the GSE Approvals, if we choose to use third-party reinsurance during the first three years from the date of the GSE Approvals, we are required to obtain the GSEs' prior written consent, and subsequent to the three year period from GSE Approval, may enter into reinsurance arrangements as long as they meet the then applicable GSE Eligibility Requirements.
Information Technology Systems
We utilize and develop technology to support future growth and realize operating efficiencies throughout our enterprise. We have invested in our infrastructure and technology through the acquisition and implementation of what we expect will be an efficient, scalable platform that supports our business activities and our potential for significant future growth.
We have adopted a technology strategy that utilizes major hardware, software and service providers with substantial industry expertise. We outsource many of our major information technology functions, including the development and operations of our enterprise technology platform, data center hosting and management, email and collaboration and human resource systems. Our data center hosting solution provides server and network support and monitoring. This approach enables our resources and personnel to focus on system enhancements rather than on system operations. We require our hosted centers to be SSAE 16 and SOC 1 compliant, i.e. provide verifications by an objective third party, such as a public accounting firm, that the hosted center has a strict internal control structure in place and is adhering to those strict internal controls.
Our IT Systems Architecture strategy incorporates Cloud (systems connected via the Internet) and Software as a Service (“SaaS”) technology in a number of areas to provide scalability and flexibility. We believe this strategy facilitates access for our lender customers and enables our employees to work remotely in a secure manner.

We employ and support the Mortgage Industry Standards Maintenance Organization (“MISMO”) standard. This is the standard data format used by the MI industry for data consistency throughout the systems process. We expect that application of this standard will make integrating with lenders, the GSEs and other business partners a more streamlined process. As part of our underwriting process, we capture data from each mortgage insurance application, providing us with information for evaluating risks, back-testing expected performance and analyzing default patterns.
We are developing a technology platform, which we refer to as "AXIS", to support our mortgage insurance operations, including underwriting, premium billing, policy servicing and delinquency and claims management functions. In order to adequately support our mortgage insurance operations, we expect that, when completed and all components are fully integrated, our technology platform will allow us to: (i) obtain applications and supporting documentation from our lenders on an automated basis, thereby enabling lenders to submit insurance applications in an efficient manner and facilitating our risk review, (ii) obtain real-time data on performance of individual insured loans and programs, enabling a transparent and collaborative policy acquisition and underwriting process that should reduce response times, decrease costs and streamline communication with lenders, (iii) provide real-time feedback data for monitoring underwriting guidelines and for communicating to lenders the quality metrics and performance of the loans we insure, (iv) bill and collect premiums electronically and (v) adjust and settle claims.
A significant component of AXIS is an insurance management system (which we refer to as "IMS") we purchased in connection with the MAC Acquisition in April 2012. After we acquired IMS, we conducted operating and business analysis and evaluated development efforts, in the pursuit of designing a system that would meet our business requirements. During the second quarter of 2013, we made a business decision that we would pursue the development of new modules to support policy servicing, billing, and delinquency and claims management. This change will require us to provide these services to our customers during the initial period of our business operations using current IMS capabilities and interim applications and manual solutions. As a result of the above change in approach, we reduced the useful life of these components of IMS. Reducing the useful life of these modules will have the effect of shortening the amortization period, causing us to record the same amount of amortization expense over a shorter period of time, which was implemented in the current quarter and will continue to amortize over the coming quarters. We expect that these modules will be fully amortized by the end of 2014.

The success of our business is highly dependent on our ability to effectively and efficiently use technology to electronically conduct business with our customers. Customers require us to provide certain products and services electronically, in a secure manner, via the Internet or electronic data transmission. We will process a significant amount of our new insurance written and claims processing electronically. Accordingly, we are investing resources in establishing and maintaining electronic connectivity with customers and, more generally, in e-commerce and technological advancements.
In order to integrate electronically with mortgage lenders we must:

•
Establish connectivity with many of the industry's largest providers of mortgage servicing systems, which automate loan servicing functions such as payment processing, escrow administration, default management, investor accounting, loan modifications, and year-end reporting. We have completed integration with the largest and leading servicing system providers, LPS MSP and Fiserv LoanServ™ , which combined process more mortgages in the United States by dollar volume than any other servicing system, creating significant opportunity to efficiently conduct business with large lenders and aggregators that require this integration;

•
Establish connectivity with leading third party providers of loan origination systems, which provide the functionality to automate the mortgage loan origination process, including point of sale support, processing, settlement services, document preparation and tracking, underwriting, closing and funding. We have begun the process of integrating with the leading third-party loan origination systems, and we expect to complete some of these integrations this year, including Ellie Mae Encompass360®, RealEC®, Fiserv EasyLender®, FICS Loan Producer®, and Mortgage Builder. By mid-2014, we believe we will be integrated with the other leading third-party loan origination systems.

•
Integrate with those lenders that maintain their own proprietary loan origination and servicing systems, recognizing that the time-lines for these integrations are heavily dependent upon the lenders' internal technology resource time-lines and availability. Many lenders require us to engage in their third party review processes before we can conduct integration testing with such lenders. While we are in the process of working through this process with some lenders, no direct lender connectivity has been completed as of the date of this prospectus.

Many of our customers will require us to have the above connectivity in place as a precursor to doing business with them.
Investment Portfolio
Our investment portfolio and cash and cash equivalents are split between us and our insurance subsidiaries. We contributed approximately $220 million of cash to our insurance subsidiaries, primarily to NMIC. We plan to retain the balance of our cash and investments at the holding company until needed to further capitalize our insurance subsidiaries. We expect to diversify our portfolio across corporate, government and taxable municipal securities of various durations to attempt to minimize the risk of loss resulting from over concentration of assets in specific sectors or securities. Diversification strategies are periodically reviewed. While our portfolio is managed by a third-party investment management company, we maintain control over investment decisions based on our investment policies. Our third-party investment management company is Wells Capital Management, Inc.
Our investment policies and guidelines conform to the Wisconsin Administrative Code 6.20 (5), which imposes investment restrictions on NMIC for the first five years from issuance of its certificate of authority. Additionally, all securities in the portfolio must be U.S. dollar-denominated and have the NAIC '1' or '2' designation or investment grade rating by Moody's, Standard & Poor's or Fitch at time of purchase. Our investment policies and strategies are subject to change depending upon regulatory, economic and market conditions and our existing or anticipated financial condition and operating requirements, including our tax position.
Consistent with Wisconsin law, our investment policies emphasize preservation of capital, as well as total return. Based on our guidelines, our investment portfolio is comprised almost entirely of fixed-income securities, all of which are investment grade and the vast majority rated “A+” or higher. The policy guidelines contain limits on the amount of our credit exposure to any one issue, issuer and type of instrument. We expect to preserve the liquidity of our portfolio through diversification and investment in publicly traded securities. We plan to maintain a level of liquidity commensurate with our perceived business outlook and the expected timing, direction and degree of changes in interest rates. We believe the duration of our portfolio should be somewhat longer than the duration of other public and private mortgage insurers' portfolios, which currently are approximately three years because we believe the claims paid in the early years of our business formation should be relatively low due to the typical MI earnings and cash flow cycle.

Employees
As of September 30, 2013, we had more than 120 full-time employees. None of our employees are parties to a collective bargaining agreement. We utilize a third-party professional employer organization to manage our human resource and payroll administration and related compliance requirements.
Facilities and Real Estate
We entered into an office facility lease in Emeryville, California, effective July 1, 2012 for a term of two years. This facility is approximately 24,000 square feet, fully furnished and allows for expansion based on near-term projected staffing growth. We do not own or lease any other facilities; however we expect to lease additional office space either in the existing Emeryville, California location or in another location to support our growth.
Legal Proceedings
On August 8, 2012, Germaine Marks, as Receiver, and Truitte Todd, as Special Deputy Receiver, of PMI Mortgage Insurance Co. (“PMI”), an Arizona insurance company in receivership, filed a complaint (the “PMI Complaint”) against the Company, NMIC and certain named individuals, in California Superior Court, Alameda County. The lawsuit alleges breach of fiduciary duty, breach of loyalty, aiding and abetting breach of fiduciary duty and loyalty, misappropriation of trade secrets, conversion, breach of proprietary information agreement, breach of separation agreement and intentional interference with contractual relations, unfair competition and conspiracy. The lawsuit seeks injunctive relief as well as unspecified monetary damages. We and the individual defendants believe these claims are without merit and have filed an answer denying all allegations and intend to defend ourselves vigorously. If the lawsuit is determined adversely to us, the court could subject us to significant monetary damages and/or prevent NMIC from conducting insurance operations, including obtaining licenses in the two states (Florida and Wyoming) where we do not currently have them. In addition, if the lawsuit is determined adversely to any of our officers who are individual defendants in the lawsuit, we would likely be required to remove and replace those officers under the terms of agreements NMIC and NMIH entered into with each of the Alabama Department of Insurance, Arizona Department of Insurance, the Texas Commissioner of Insurance and the New York State Department of Financial Services, as a condition of NMIC obtaining certificates of authority in those states, as well as under an agreement with the Wisconsin OCI. The Court has set the trial date for May 27, 2014.
Because the litigation and related discovery are at a preliminary stage, we do not have sufficient information to determine or predict the ultimate outcome or estimate the range of possible losses, if any. Accordingly, no provision for litigation losses has been included in our financial statements.

REGULATION
U.S. Mortgage Insurance Laws
GSE Qualified Mortgage Insurer Requirements

Pursuant to their charters, Fannie Mae and Freddie Mac purchase loans insured by entities that they determine to be qualified MI companies. Both Fannie Mae and Freddie Mac have published comprehensive requirements to become and remain a qualified mortgage insurer (the “Eligibility Requirements”). In light of the severe housing and economic downturn that began in mid-2007 and the resulting adverse impact to the MI industry, both Fannie Mae and Freddie Mac believed it was necessary to revise the Eligibility Requirements. Fannie Mae issued new draft requirements dated August 5, 2010 and Freddie Mac issued new draft requirements dated June 30, 2010. Freddie Mac subsequently issued revised draft eligibility requirements dated February 2011. These draft requirements have not yet been finalized, however the FHFA, as regulator and conservator of the GSEs, has announced an intent to achieve uniformity of these requirements among the GSEs and to finalize these requirements in the near term future.
In addition to the Eligibility Requirements, Fannie Mae and Freddie Mac have imposed certain capitalization, operational and reporting conditions in connection with their recent approvals of NMIC as a qualified mortgage insurer. Some of these conditions remain in effect for a three (3) year period from the date of GSE Approval while others do not expressly expire. These conditions require, among other things, that NMIC:

•	be initially capitalized in the amount of $200 million and that its affiliate reinsurance companies, NMRI One and NMRI Two, be initially capitalized in the amount of $10 million each;

•	maintain minimum capital of $150 million;

•	operate at a risk-to-capital ratio not to exceed 15:1 for its first three (3) years and then pursuant to the Eligibility Requirements;

•	insure only (i) GSE-eligible loans or (ii) loans that are GSE-eligible, other than as related to loan amount subject to additional portfolio limitation requirements;

•	obtain prior written approval to enter into any transaction involving the issuance of insurance on other than an individual loan “flow” basis;

•	have and maintain a fully operational business and technology platform;

•	not declare or pay dividends to affiliates or to NMIH for its first three (3) years, then pursuant to the Eligibility Requirements;

•
not enter into capital support agreements or guarantees for the benefit of, or purchase or otherwise invest in the debt of, affiliates without the prior written approval of the GSEs for its first three (3) years, then pursuant to the Eligibility Requirements;

•	not invest in or make loans to affiliates for its first three (3) years, then pursuant to the Eligibility Requirements;

•	not enter into reinsurance or other risk share arrangements without the GSEs' prior written approval for its first three (3) years, then pursuant to the Eligibility Requirements; and

•	at the direction of one or both of the GSEs, re-domicile from Wisconsin to another state.

The conditional approvals also include certain additional conditions, limitations and reporting requirements that we anticipate will be included in the final Eligibility Requirements, such as limits on costs allocated to NMIC under affiliate expense sharing arrangements, risk concentration, rates of return, requirements to obtain a financial strength rating, provision of ancillary services (i.e., non-insurance) to customers, transfers of underwriting to affiliates, notification requirements regarding change of ownership and new five percent (5%) shareholders, provisions regarding underwriting policies and claims processing as well as certain other obligations.
State Insurance Regulation
Following the acquisition of MAC Financial in April, 2012, we became the owner of a monoline residential mortgage insurance company (NMIC) and two reinsurance companies (NMRI One and NMRI Two) all domiciled in Wisconsin. On September 30, 2013, we merged NMRI Two into NMIC, with NMIC surviving the merger. Our insurance subsidiaries are subject to comprehensive, detailed regulation both by our domiciliary and primary regulator, the Wisconsin Office of the Commissioner of Insurance ("WOCI") and by state insurance departments in each state in which they are licensed. As mandated by state insurance laws, mortgage insurers are generally single-line companies restricted to writing a single type of insurance business, such as MI business. These regulations are principally designed for the protection of our insured policyholders rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business.
In general, state insurance regulation of our subsidiaries' business relates to:

•	licenses to transact business;

•	policy forms;

•	premium rates;

•	insurable loans;

•	annual and other reports on our financial condition;

•	the basis upon which assets and liabilities must be stated;

•	requirements regarding contingency reserves;

•	minimum capital levels and adequacy ratios;

•	reinsurance requirements;

•	limitations on the types of investment instruments which may be held in an investment portfolio;

•	the size of risks and limits on coverage of individual risks which may be insured;

•	special deposits of securities;

•	limits on dividends payable; and

•	claims handling.

State insurance receivership law, not federal bankruptcy law, would apply to any insolvency or financially hazardous condition of our insurance subsidiaries. The WOCI has substantial authority to issue orders or seek and control a state insurance receivership proceeding to address the insolvency or a financially hazardous condition of an insurance subsidiary. Under Wisconsin law, the WOCI has substantial flexibility to restructure an insurance subsidiary in a receivership proceeding. Generally the WOCI's control of such a proceeding would make protecting the interests of insurance policyholders a priority over the interests of our insurance holding company or stockholders.
As an insurance holding company, we are registered with the WOCI, the domiciliary state of NMIC and NMRI One, and must provide certain information to the WOCI on an ongoing basis including insurance holding company annual audited consolidated financial statements. We, as an insurance holding company, and each of our affiliates, are prohibited from engaging in certain transactions with our insurance subsidiaries without submission to, and in some instances, prior approval by applicable insurance departments. Like most states, Wisconsin regulates transactions between domestic insurance companies and their parents or affiliates. Under Wisconsin law all transactions involving us, or an affiliate, and an insurance subsidiary, must conform to certain standards including that the transaction is “reasonable and fair” to the insurance subsidiary. Wisconsin law also provides that reports of certain transactions must be filed with the WOCI at least 30 days before the transaction is entered into and that these transactions may be disapproved by WOCI within that period.
Wisconsin's insurance regulations generally provide that no person may merge with or acquire control (which is defined as possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, by common management or otherwise) of us or our insurance subsidiaries unless the merger or transaction in which control is acquired has been approved by the WOCI. Wisconsin law provides for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities of a company. Pursuant to applicable Wisconsin regulations, voting securities include securities convertible into or evidencing the right to acquire securities with the right to vote. For purposes of determining whether control exists, the WOCI may aggregate the direct or indirect ownership of us by entities under common control with one another. Accordingly, any investor that may be deemed to own 10% of our common stock or other securities that are considered to be voting securities, whether separately or through the aggregation of its ownership with that of its affiliates or other third parties whose holdings are required to be aggregated, should consult with its legal advisors to ensure that it complies with applicable requirements of Wisconsin law. In addition, the insurance regulations of certain states require prior notification to the state's insurance department before a person acquires control of an insurance company licensed in such state. An insurance company's licenses to conduct business in those states could be affected by any such change in control. Two of our stockholders own more than 10% of our shares of common stock. Each of these stockholders has filed a disclaimer of control with the WOCI in connection therewith, which the WOCI has not disapproved. Through such acceptance by the WOCI these stockholders are not deemed to be controlling persons under Wisconsin law. (See also “Description of Capital State — Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law”)
Our insurance subsidiaries are subject to Wisconsin statutory requirements as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval by the WOCI is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of the following:

a.	The net income of the insurer for the calendar year preceding the date of the dividend or distribution, minus realized capital gains for that calendar year; or

b.
The aggregate of the net income of the insurer for the 3 calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first 2 of the preceding 3 calendar years.

Also under Wisconsin law our insurance subsidiaries may not pay any dividend or distribution before giving at least 30 days' notice to the WOCI, unless, with respect to non-extraordinary dividends, the exception of Section 617.22(3) is applicable. Wisconsin law prohibits our insurance subsidiaries from paying any dividend or distribution unless it is fair and reasonable to the insurance subsidiary. In addition to Wisconsin, other states may limit or restrict our insurance subsidiaries' ability to pay stockholder dividends. For example, California and New York prohibit mortgage insurers licensed in such states from declaring dividends except from undivided profits remaining above the aggregate of their paid-in capital, paid-in surplus and contingency reserves. In addition, it is possible that Wisconsin will adopt revised statutory provisions or interpretations of existing statutory provisions that will be more or less restrictive than those described above or will otherwise take actions that may further restrict the ability of our insurance subsidiaries to pay dividends or make distributions or returns of capital.
Wisconsin law imposes certain additional restrictions on our insurance subsidiaries for the first 5 years after the dates of issuance of their certificates of authority, including:

•	The insurance subsidiaries must give the WOCI up to 90 days', rather than 30 days', notice of a proposed dividend.

•
The insurance subsidiaries must give the WOCI up to 60 days' notice of any proposed substantive change in their business plans. The WOCI may disapprove the proposed changes, and the insurance subsidiaries must conform at all times to their filed business plans.

•	The insurance subsidiaries' directors and officers may be disapproved by the WOCI.

•	The insurance subsidiaries' investments are restricted unless otherwise approved by the WOCI.

We believe that we are in compliance with all of the WOCI's regulations.
MI companies licensed in Wisconsin are required to establish contingency loss reserves for purposes of statutory accounting in an amount equal to at least 50% of net earned premiums. These amounts cannot be withdrawn for a period of 10 years, except as permitted by insurance regulations. With regulatory approval, an MI company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year.
Under applicable Wisconsin law, as well as that of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the risk-to-capital requirement. While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. Wisconsin has formula-based limits that typically result in limits slightly higher than the 25 to 1 ratio. Our operation plan filed with the WOCI and other state insurance departments in connection with NMIC's applications for licensure includes the expectation that we will downstream additional capital if needed so that NMIC does not exceed an 18 to 1 risk-to-capital ratio. After an initial period demonstrates successful NMIC operations, we will seek state insurance department approval, as needed, of an amendment increasing the ratio to Wisconsin's general formula-based limit or 25 to 1, as applicable.
We compute our risk-to-capital ratio on a separate company statutory basis, as well as for our combined insurance operations. The risk-to-capital ratio is our net risk in force divided by our policyholders' position. Our net risk in force will include both primary and pool risk in force, and excludes risk on policies that are currently in default and for which loss reserves have been established. The net risk in force includes direct and assumed risk, less risk ceded and less risk already reserved. Wisconsin requires a mortgage guaranty insurer to maintain a "minimum policyholder position" as calculated in accordance with the regulations. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and contributions and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet; however for purposes of statutory capital and risk-to-capital ratio calculations, it is included as a capital component.
Most states, including Wisconsin, have anti-inducement and anti-rebate laws applicable to mortgage insurers, which prohibit mortgage insurers from inducing lenders to enter into insurance contracts by offering benefits not specified in the policy, including rebates. For example, Wisconsin prohibits a mortgage insurer from allowing any commission, fee, remuneration, or other compensation to be paid to, or received by, any insured lender, including any subsidiary or affiliate, officer, director, or employee of any insured, any member of their immediate family, any corporation, partnership, trust, trade association in which any insured is a member, or other entity in which any insured or any such officer, director, or employee or any member of their immediate family has a financial interest.
MI premium rates are also subject to state regulation to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. Any increase in premium rates must be justified, generally on the basis of the insurer's loss experience, expenses and future trend analysis. The general mortgage default experience may also be considered. Premium rates are subject to review and challenge by state regulators.
Statutory Accounting
The statutory financial statements of NMIC, known as MAC Assurance Corporation prior to January 2012, are presented on the basis of accounting practices prescribed or permitted by the WOCI.

The WOCI recognizes only statutory accounting practices prescribed or permitted by the State of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Wisconsin Insurance Statutes. The National Association of Insurance Commissioners' (“NAIC”) Accounting Practices and Procedures manual, in the version currently in effect, (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the State of Wisconsin. The state has adopted certain prescribed accounting practices that differ from those found in NAIC SAP. As of June 30, 2013, the Company did not have any balances or transactions that were affected by these differences. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The statutory basis statements of our insurance subsidiaries determine those subsidiaries' ability to make dividend payments to our holding company, NMIH. The insurance subsidiaries had no net income and capital and surplus that created differences between NAIC SAP and practices prescribed and permitted by the State of Wisconsin.

The preparation of financial statements in conformity with Statutory Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

COMBINED STATUTORY BALANCES	Net Loss	Surplus (Deficit)	Contingency Reserve
	(In Thousands)
Six months ended June 30, 2013	$(13,025)	$210,013	$1
Six months ended June 30, 2012	$(21)	$220,000	$—
Twelve months ended December 31, 2012	$(18)	$220,004	$—
Period from May 19, 2011 to December 31, 2011	$(598)	$(1,450)	$—

Licensing Process Overview
To conduct MI business with many, or potentially all, large, national lenders, we believe NMIC will need to be licensed in all 50 states and D.C. NMIC requires a certificate of authority, or insurance license, in each state or jurisdiction in which it issues insurance policies. As discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations," NMIC is currently licensed in 48 states and D.C., and it has not yet received certificates of authority in Wyoming or Florida.
Other U.S. Regulation
Certain federal laws directly affect private mortgage insurers. Private mortgage insurers are impacted indirectly by federal legislation and regulation affecting mortgage originators and lenders, purchasers of mortgage loans, such as the GSEs, and governmental insurers such as the FHA and VA. For example, changes in federal housing legislation and other laws and regulations may affect the demand for private MI and therefore may have a material effect on our business. As discussed below, since the GSEs were placed into the conservatorship of the FHFA in 2008, there has been ongoing debate regarding the roles of the GSEs, the government and private capital in the U.S. housing finance system, and legislation has been proposed in both the House and Senate that if enacted would have differing impacts on the current role of mortgage insurance as credit enhancement.
In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 amended certain provisions of the Truth In Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), and the Exchange Act that may have a significant impact on the Company's business prospects. The CFPB, a Federal agency created by the Dodd-Frank Act, is charged with implementation and enforcement of these provisions. The CFPB recently published its final ability to repay rule defining Qualified Mortgages (QM) and Federal Banking Regulators are in the process of finalizing a rule on Qualified Residential Mortgages (QRM) both of which are discussed further below. The CFPB also recently published residential mortgage servicing rules providing amendments to Regulation Z (TILA) and Regulation X (RESPA).
Further, mortgage origination and servicing transactions are subject to compliance with various federal and state consumer protection laws, including RESPA, the Equal Credit Opportunity Act, the Fair Housing Act, the TILA, the Homeowners Protection Act of 1998, the Fair Credit Reporting Act of 1970 (“FCRA”), the Fair Debt Collection Practices Act and others. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, govern the circumstances under which companies may obtain and use consumer credit information, define the manner in which companies may pursue collection activities, require disclosures of the cost of credit and provide for other consumer protections. The application of certain of these laws may depend on whether charges for mortgage insurance are included in determining whether the loan charges exceed a specified level that triggers application of the consumer protections.
Housing Finance Reform

Since the GSEs were placed into the conservatorship of the FHFA in 2008, there has been ongoing debate regarding the roles of the GSEs, the Federal government and private capital in the U.S. housing finance system. The Federal government currently plays a dominant role in the U.S. housing finance system through the GSEs and the FHA, VA and Ginnie Mae. There is broad policy consensus toward the need for private capital to play a larger role and government credit risk to be reduced. However, to date there has been a lack of consensus with regard to the specific changes necessary to return a larger role for private capital and how small the eventual role of government should become. The placement of the GSEs into the conservatorship of the FHFA has increased the likelihood that the U.S. Congress will act to address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market.
In February 2011, the U.S. Department of the Treasury reported its recommendations regarding options for ending the conservatorship of the GSEs, and while it does not provide any definitive timeline for GSE reform, it does recommend substantially reducing the government's footprint in housing finance.  With respect to long-term reform, the proposal outlined three options for a future housing finance system, each of which differs in both the structure and scale of the Federal government's future role:

•
Recommendation One:  Privatized system of housing finance with the Federal government's role limited to providing assistance for narrowly targeted groups of borrowers, leaving the vast majority of the mortgage market to the private sector;

•	Recommendation Two: Similar to One, but with ability for the Federal government to scale up to a larger share of the market if private capital withdraws in times of financial stress; and

•
Recommendation Three: Similar to Two, but with assistance to low- and moderate-income borrowers and with the Federal government providing catastrophic reinsurance behind private capital for securities of a targeted range of mortgages.

          Since 2011, there have been numerous legislative proposals that are premised on a Recommendation Three model, with government providing a backstop or guarantee for mortgage-backed securities for some portion of the market and are intended to wind down the GSEs in a piecemeal fashion. In addition, there were several comprehensive housing finance reform proposals introduced in Congress. Each of these proposals has been designed to eliminate the GSEs, while most of them would also replace the GSEs with a new mortgage financing system. The proposals vary greatly with regard to the government's role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee. Under a Recommendation Three model, MI can provide capital to reduce taxpayer credit risk where government provides a backstop or guarantee.
Several proposals have been and are currently being considered by Congress. On July 24, 2012, the House Financial Services Committee passed H.R. 2767, "The Protecting American Taxpayers and Homeowners Act of 2013" (the "PATH Act"), a comprehensive secondary market reform plan similar to Recommendation One including a very limited risk-bearing role for government and winding down of the GSEs, as well as extensive reforms to the FHA. In August, 2013, the leadership of the Senate Banking Committee announced plans to hold extensive hearings and to consider legislation to address secondary market and GSE reform in late 2013. Legislation in the Senate is likely to be influenced by, among other things, proposed bipartisan legislation co-authored by Senators Bob Corker (R-TN) and Mark Warner (D-VA), titled S. 1217, "The Housing Finance Reform and Taxpayer Protection Act" (the "Corker-Warner Bill"). The Corker-Warner Bill sets a framework for GSE and secondary market reform that includes winding down the GSEs over a five year period and the creation of a new entity, the Federal Mortgage Insurance Corporation, or FMIC, as a successor to FHFA with responsibility for running a catastrophic government insurance fund for certain mortgage-backed securities and regulating the operation of the secondary market. Among its provisions, properly underwritten mortgages meeting certain conditions, including private mortgage insurance on loans with LTVs in excess of 80%, will be eligible to be securitized with the catastrophic government guarantee provided by FMIC. The prospects for passage of housing finance and GSE reform legislation remain uncertain in both the House and Senate.
On August 6, 2013, President Obama publicly addressed housing finance and, among other announcements, issued a set of core principles for housing finance reform which endorsed a Recommendation Three model intended to ensure widespread and consistent access to 30-year fixed rate mortgages as the role of the GSEs is eventually transitioned out of the housing finance system. The Obama Administration also endorsed intermediate steps to transition to a new housing finance system, including systematically reducing the government's credit risk exposure at the GSEs through two key approaches, (i) a capital markets approach in which private investors take on the risk of the portfolio's first losses, and (ii) an insurance approach in which well capitalized and regulated private institutions insure a portfolio of mortgages against default and collect insurance premiums.
FHA Reform
We compete with the single-family mortgage insurance programs of the Federal Housing Administration, which is part of HUD. In HUD's annual report to Congress dated November 16, 2012 on the financial status of the FHA Mutual Mortgage Insurance Fund, or MMIF, the capital reserve ratio of the MMIF was a negative 1.44%, below the Congressionally mandated required minimum level of 2%. Further in a September 27, 2013 letter to Congress HUD announced that the MMIF would be required to take a mandatory appropriation of approximately $1.7 billion from the U.S. Treasury. The mandatory appropriation was necessary to permit FHA to meet the requirements of the Federal Credit Reform Act that at the end of each federal fiscal year each federal credit agency must have sufficient reserves to cover one hundred percent of anticipated future losses. In part as a result of this capital shortfall, Congress is considering legislation to reform the FHA. In 2012, an FHA reform bill, H.R. 4264 "The FHA Emergency Fiscal Solvency Act of 2012," passed the House of Representatives and came close to passage in the Senate. In July 2013, the House Financial Services Committee passed the PATH Act, which contains among its provisions extensive reforms to the FHA, including an increase to the minimum capital reserve ratio to 4%, a 5% minimum borrower down payment, mandated minimum premiums and increased premium authority, increased authority for the FHA to seek indemnification from lenders for improperly originated loans and requires the implementation of loan level risk sharing agreements. In addition, on July 31, 2013, the Senate Banking Committee passed S. 1376 "The FHA Solvency Act of 2013," which among other changes, raises the minimum capital reserve ratio to 3%, sets certain minimum and maximum premiums and grants authority for higher premiums than currently permitted, and strengthens the authority of the FHA to seek indemnifications from lenders for improperly originated loans. Despite areas of similarity, such as provisions to strengthen the solvency of the FHA MMIF, there are significant differences between the PATH Act and the FHA Solvency Act of 2013. The prospects for passage of FHA reform legislation in either the House or Senate, and how differences in proposed reforms between the House and Senate might be resolved in any final legislation, remain uncertain. If FHA reform were to raise FHA premiums, tighten FHA credit guidelines, make other changes which make lender use of the FHA less attractive, or implement credit risk sharing between the FHA and private mortgage insurers, these changes may be beneficial to our business. However, there can be no assurance that any FHA reform legislation will be enacted into law, and what provisions may be contained in final legislation, if any.
Qualified Mortgage Regulations

Another regulation required by the Dodd-Frank Act is the ability to repay ("ATR") mortgage rule, which governs the obligation of lenders to determine the borrower's ability to pay when originating a mortgage loan.  The CFPB issued final regulations on January 10, 2013 and an amendment on May 29, 2013 implementing detailed requirements on how lenders shall establish a borrower's ability to repay a mortgage loan. The ATR rule becomes effective January 10, 2014. A subset of mortgages within the ATR rule are known as "qualified mortgages" ("QMs"). For a mortgage loan to be a QM, the rule first prohibits certain loan features, such as negative amortization, points and fees in excess of 3% of the loan amount, and terms exceeding 30 years. The rule also establishes underwriting criteria for QMs including that a borrower must have a total debt-to-income ratio of less than or equal to 43%. QMs benefit from a statutory presumption of compliance with the ATR rule, thus limiting the liability of the creditor and assignee of the creditor under the Truth in Lending Act and ATR remedies. Because of the presumption, we anticipate that most loans originated after the ATR rule goes into effect will be QMs.
The rule also provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and meet the underwriting requirements of the GSEs or those of HUD, Department of Veterans Affairs or Rural Housing Service (collectively, “Other Federal Agencies”). The temporary category of QMs that meet the underwriting requirements of the GSEs or the Other Federal Agencies will phase out when the GSEs or the Other Federal Agencies issue their own qualified mortgage rules, if the GSEs' conservatorship ends, and in any case after seven years. On September 30, 2013, HUD proposed its own rule to define a "Qualified Mortgage" that would be insured, guaranteed or administered by HUD and therefore will be phased out of the temporary category upon final adoption of its own rule. We expect that most lenders will be reluctant to make loans that do not qualify as QMs because they will not be entitled to the presumptions about compliance with the ability-to-pay requirements.
The ATR regulation may impact the mortgage insurance industry in several ways. First, the ATR regulation will have a direct impact on establishing a subset of borrowers who can meet the regulatory QM standards and will have a direct effect on the size of the mortgage market in any given year once the regulations become effective. Second, under the ATR regulation, if the lender requires the borrower to purchase MI, then the MI premiums are included in monthly mortgage costs in determining the borrower's ability to repay the loan. The demand for MI may decrease if, and to the extent that, monthly MI premiums make it less likely that a loan will qualify for QM status, especially if MI alternatives, such as piggy-back loans, are relatively less expensive than MI.
Third, under the ATR regulation, mortgage insurance premiums that are payable at or prior to consummation of the loan are includible in points and fees for purposes of determining QM status unless, and to the extent that, such up-front premiums (“UFP”) are (i) less than or equal to the UFP charged by the FHA, and (ii) are automatically refundable on a pro rata basis upon satisfaction of the loan. (The FHA currently charges UFP of 1.75% on all residential mortgage loans, but it has the authority to change its UFP from time to time.) As inclusion of MI premiums towards the 3% cap will reduce the capacity for other points and fees in covered transactions, mortgage originators will be less likely to purchase single premium MI products to the extent that the associated premiums are deemed to be points and fees. As a result, we believe that the ATR rule may increase demand for monthly and annual MI products relative to single premium products.
Qualified Residential Mortgage Regulations
The Dodd-Frank Act generally requires an issuer of an asset-backed security or a person who organizes and initiates an asset-backed transaction (a “securitizer”) to retain at least 5% of the risk associated with securitized mortgage loans, although in some cases the retained risk may be allocated between the securitizer and the mortgage originator. This risk retention requirement does not apply to mortgage loans that are Qualified

Residential Mortgages (“QRMs”) or that are insured by the FHA or another federal agency. By exempting QRMs from the risk-retention requirement, the cost of securitizing these mortgages would be reduced, thus providing a market incentive for the origination of loans that are exempt from the risk-retention requirement.
The Dodd-Frank Act requires certain federal regulators, including the SEC, the FDIC, the OCC and (as to residential mortgage transactions) HUD and FHFA, to promulgate regulations providing for minimum credit risk-retention requirements in securitizations of residential mortgage loans that do not meet the definition of QRM. In March 2011, federal regulators issued the proposed credit risk retention rule, which the regulators re-proposed with certain revisions on August 28, 2013. The initial proposed rule suggested a maximum loan-to-value ratio (or, "LTV") of 80% in purchase transactions, 75% in rate and term refinance transactions, and 70% in cash-out refinancings, along with other restrictions such as limits on a borrower's debt-to-income ratio. The suggested LTV figures did not give consideration to MI in computing LTV. According to the re-proposal, the majority of commenters, including securitization sponsors, housing industry groups, mortgage bankers, lenders, consumer groups, and legislators opposed the agencies' original QRM proposal, recommending instead that almost all mortgages without features such as negative amortization, balloon payments, or teaser rates should qualify for an exemption from risk retention. Some commenters expressed support for additional factors, such as less stringent LTV restrictions and reliance on MI for high-LTV loans. The re-proposed rule did not carry forward the minimum LTV requirements and other specific restrictions. Instead, the federal regulators proposed that whether a particular loan transaction is a QRM, and thus not subject to the credit risk retention requirement, should be determined by reference to the “qualified mortgage” (QM) rule, discussed above. That is, if a residential mortgage loan is a QM loan, the loan would be considered a QRM loan. The federal regulators requested comment on whether the common definition of QRM should be limited to “safe harbor” QM loans or QM loans that satisfy either the “safe harbor” or “rebuttable presumption” QM standard.
Under this part of the re-proposed rule, because of the capital support provided by the U.S. government, the GSEs during their conservatorship would not be subject to the Dodd-Frank Act credit risk retention requirements. Changes in the conservatorship status of the GSEs or capital support provided to the GSEs by the U.S. government could impact the manner in which the credit risk retention rules apply to the GSEs. If the QRM rule is finalized in accordance with the federal regulators' re-proposal, it is difficult to predict the impact on the non-GSE loan securitization market and the demand for MI within this market.
The federal regulators in the re-proposal also presented an alternative approach to defining QRM, referred to as “QM plus.” Under this alternative, only certain types of residential mortgage loans, such as first-lien loans secured by 1-to-4 family principal dwelling units, could be considered QRM transactions. To be eligible for QRM status, the loan would have to be free of certain loan terms and have an LTV at closing no greater than 70%. Junior liens under the QM plus alternative would be permitted only in non-purchase money loan transactions and if permitted, would need to be included in the 70% LTV calculation. Under this alternative, mortgage insurance would not reduce the minimum LTV requirement. In addition, loans that achieve a QM status because they meet the CFPB's provisions for GSE-eligible transactions would not be considered QRM transactions under the alternative proposal. Changes in final regulations regarding treatment of GSE eligible mortgage loans could impact the manner in which the credit risk retention rule applies to GSE securitizations.
We, and the industry, continue to evaluate the expected impact of the re-proposed QRM rule on the MI industry, and such potential impact depends on, among other things, (i) the final definition of QRM and its requirements for LTV, loan features and debt-to-income ratio, (ii) whether the final definition will affect the size of the high-LTV mortgage market and (iii) the extent to which the mortgage purchase and securitization activities of the GSEs become a smaller portion of the overall mortgage finance market and securitizations subject to the risk retention requirements and the QRM exemption become a larger part of the mortgage market.

Basel III
In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (“Basel I”), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, “Basel II”), which, among other factors, governs the capital treatment of MI purchased by domestic and international banks in respect of their origination and securitization activities. In November 2010, the United States agreed to a new capital framework known as Basel III. This new capital framework will replace the Basel II capital rules, which have not yet been implemented for U.S. depository institutions or holding companies. The Basel III framework will apply to the 10 to 12 largest U.S. banking organizations, as well as banking companies that have significant international operations. It may also be imposed on non-banking financial companies that are determined by the relevant regulators to present systemic risks to the U.S. financial system. The Basel III framework refines the Basel II risk-based structure by requiring the use of highly stressed scenarios in determining the appropriate levels of risk undertaken by banks, and it will also increase the required minimum capital ratios. The Basel III framework restricts the instruments that can count toward meeting the capital requirements, placing greater emphasis on common equity and retained earnings. Finally, Basel III will impose a new minimum liquidity standard on banking organizations.
The phase in period for the Basel III regime for larger banking organizations will begin in 2014 and for community banks in 2015. The final regulations increase the amount of capital and the quality of the capital required to be held by banks. In addition, the capital rules will continue to risk-weight assets based on internal models that use inputs such as the probability of default and the bank's expected loss given a default. The final version of the regulations continues the current treatment for the risk weighting of residential mortgage assets and the treatment of mortgage insurance as reducing the risk weighting on mortgages where the borrower has made a down payment of less than 20% of the value of the residential property. The draft Basel III regulations proposed by the regulators in 2012 would have increased the risk weightings of residential mortgage assets and did not require that MI be factored into the calculation of the risk weightings. In addition, the final regulations increase the risk weighting for mortgage servicing assets held by banks and require the mortgage servicing assets above certain levels be deducted from the calculation of Tier I equity. Since most low down payment mortgages originated today are either sold to the GSEs or insured by the FHA or guaranteed by the VA, we cannot predict what, if any, impact to the MI industry the Basel III regulations will have. Since a significant percentage of the mortgages insured by the MI industry are serviced by banks or bank-owned mortgage companies, the changes in risk weighting for mortgage servicing assets and the deductions from Tier I equity capital for mortgage servicing assets above certain levels could cause shifts in the amounts of mortgages serviced by banks and bank affiliates or subsidiaries relative to non-banking organizations. It is difficult to predict the impact these shifts may have on the quality of the servicing of insured mortgages or the ultimate impact on the MI industry.
Mortgage Servicing Rules

The Dodd-Frank Act amended and expanded upon mortgage servicing requirements under TILA and RESPA. The CFPB was required to amend Regulation Z (TILA) and Regulation X (RESPA) to conform these regulations to the statutory requirements. The CFPB issued final regulations on January17, 2013 implementing these detailed new mortgage servicing requirements. These rules are scheduled to become effective in January 2014. Included within these rules are new or enhanced requirements for handling escrow accounts, responding to borrower assertions of error and inquiries from borrower, special handling of loans that are in default, and loss mitigation in the event of borrower default. A provision of the required loss mitigation procedures prohibits the loan holder or servicer from commencing foreclosure until 120 days after the borrower's delinquency. Complying with the new rules could cause the servicing of mortgage loans to become more burdensome and costly than it is today. As to servicing of mortgage loans covered by our insurance policies, these rules could contribute to delays in realization upon collateral and have an adverse impact on resolution of claims.
Homeowners Protection Act of 1998 ("HOPA")
HOPA provides for the automatic termination, or cancellation upon a borrower's request, of private MI upon satisfaction of certain conditions. HOPA requires that lenders give borrowers certain notices with regard to the automatic termination or cancellation of mortgage insurance. These provisions apply to borrower-paid MI for purchase money, refinance and construction loans secured by the borrower's principal dwelling. FHA and VA loans are not covered by HOPA. Under HOPA, automatic termination of MI would generally occur when the mortgage is first scheduled to reach an LTV of 78% of the home's original value, assuming that the borrower is current on the required mortgage payments. A borrower who has a “good payment history,” as defined by HOPA, may generally request cancellation of MI when the LTV is first scheduled to reach 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. If MI coverage is not canceled at the borrower's request or by the automatic termination provision, the mortgage servicer must terminate MI coverage by the first day of the month following the date that is the midpoint of the loan's amortization, assuming the borrower is current on the required mortgage payments.
Real Estate Settlement Procedures Act of 1974
RESPA will apply to most residential mortgages insured by us. MI generally may be considered to be a “settlement service” for purposes of RESPA under applicable regulations. Subject to limited exceptions, RESPA prohibits persons from giving or accepting anything of value in connection with the referral of a settlement service. RESPA authorizes the CFPB to bring civil enforcement actions, and also provides for criminal penalties and private rights of action. RESPA also affects how we structure ancillary services that we may provide to our customers, if any, including underwriting services and risk-share arrangements. RESPA, in addition, imposes various duties and obligations on mortgage servicers.
Home Mortgage Disclosure Act of 1975
Most originators of mortgage loans are required to collect and report data relating to a mortgage loan applicant's race, nationality, gender, marital status, and census tract to the CFPB under the Home Mortgage Disclosure Act of 1975 (“HMDA”). Mortgage insurers are not required pursuant to any law or regulation to report HMDA data, although, under the laws of several states, mortgage insurers are currently prohibited from discriminating on the basis of certain classifications. Certain mortgage insurers have, through the Mortgage Insurance Companies of America (“MICA”), an industry trade group, entered voluntarily into an agreement with the Federal Financial Institutions Examinations Council to report the same data on loans submitted for insurance as is required for most mortgage lenders under HMDA. Although not a MICA member, NMIC intends to comply with the terms of this agreement.
SAFE Act (Mortgage Loan Originator Licensing)

The SAFE Act requires mortgage loan originators to be licensed and/or registered with the Nationwide Mortgage Licensing System and Registry (the "Registry"). The Registry is a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators. Among other things, the database was established to support the licensing of mortgage loan originators by each state. As part of this licensing and registration process, loan originators who are employees of institutions other than depository institutions or certain of their subsidiaries that are regulated by a Federal banking agency, must generally be licensed under the SAFE Act guidelines enacted by each state in which they engage in loan originator activities and registered with the Registry. The SAFE Act generally prohibits employees of a depository institution (including certain of their subsidiaries that are regulated by a Federal banking agency) from originating residential mortgage loans without first registering with the Registry and maintaining that registration. We do not believe that the SAFE Act applies to our employees and/or contractors who review loan files in connection with underwriting mortgage insurance applications for the purpose of making mortgage insurance decisions. If, however, the SAFE Act is interpreted to apply to our underwriters or other employees or contractors, we would take steps to comply, which would increase the Company's costs.

Mortgage Insurance Tax Deduction
In 2006, Congress enacted the private mortgage insurance tax deduction in order to foster homeownership. The deduction was enacted on a temporary basis and it expired at the end of 2011. In January 2013, Congress passed the American Taxpayer Relief Act, which extended the private mortgage insurance tax deduction retroactively for one year and prospectively for one year through 2013. In 2012, legislation was also introduced that would make the private mortgage insurance deduction permanent. The proposed legislation may be reintroduced in the 113th Congress and considered as a part of the comprehensive tax reform debate. We cannot predict whether the tax deduction will be made permanent and if not, whether it will be further extended after 2013.
Privacy and Information Security
The Gramm-Leach-Bliley Act of 1999, or GLB, imposes privacy requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limitations on the re-use of such information. Federal regulatory agencies have issued the Interagency Guidelines Establishing Information Security Standards (Security Guidelines), and interagency regulations regarding financial privacy (Privacy Rule) implementing sections of GLB. The Security Guidelines establish standards relating to administrative, technical and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of consumer information. The Privacy Rule limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure. The Privacy Rule also requires that privacy notices provided to customers and consumers describe the financial institutions’ policies and practices to protect the confidentiality and security of the information. With respect to NMIC, GLB is enforced by state insurance regulators, by the U.S. Federal Trade Commission ("FTC") for the Security Guidelines and by the FTC and CFPB for the Privacy Rule. Many states have enacted legislation implementing GLB and establishing information security regulation. Many states have enacted privacy and data security laws which impose compliance obligations beyond GLB, including obligations to protect social security numbers and provide notification in the event that a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer nonpublic information.
Fair Credit Reporting Act
The Fair Credit Reporting Act of 1970, as amended, or FCRA, imposes restrictions on the permissible use of credit report information. FCRA has been interpreted by some FTC staff to require mortgage insurance companies to provide “adverse action” notices to consumers in the event an application for mortgage insurance is declined on the basis of a review of the consumer’s credit. We intend to provide such notices when required.
Implications of and Elections Under the JOBS Act
As a company that had gross revenues of less than $1 billion during its last fiscal year, we are an “emerging growth company,” as defined in the JOBS Act (an “EGC”). We will retain that status until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1,000,000,000 (as indexed for inflation in the manner set forth in the JOBS Act) or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor thereto. We expect to retain our status as an EGC through the remainder of this year. We believe that there is a substantial possibility that our ability to take advantage of any of the JOBS Act elections will cease at year end 2014, depending in large part on the market value of our equity at that time, as we believe that we will no longer meet all of the requirements to be considered an EGC at that point.
As an EGC, we are relieved from certain significant requirements:

•	we are exempted from compliance with Section 404(b) of Sarbanes-Oxley, which otherwise would have required our auditors to attest to and report on our internal control over financial reporting;

•
we are not required to comply with any new or revised financial accounting standard until such date as a private company (i.e., a company that is not an “issuer” as defined by Section 2(a) of Sarbanes-Oxley) is required to comply with such new or revised accounting standard. As a result, our financial statements may not be comparable with another public company which is neither an ECG nor an ECG which has opted out of using the extended transition period;

•
we may elect to not comply with Item 402 of Regulation S-K, which requires extensive quantitative and qualitative disclosure regarding executive compensation, but instead disclose the more limited information required of a “smaller reporting company”;

•
in the event that we register our common stock under Section 12 of the Exchange Act, the JOBS Act will also exempt us from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: (i) the advisory vote on executive compensation required by Section 14A(a) of the Exchange Act, (ii) the requirements of Section 14A(b) of the Exchange Act relating to stockholder advisory votes on “golden parachute” compensation, (iii) the requirements of Section 14(i) of the Exchange Act as to disclosure relating to the relationship between executive compensation and our financial performance, and (iv) the requirement of Section 953(b)(1)of the Dodd-Frank Act, which will require disclosure as to the relationship between the compensation of the Company's chief executive officer and median employee pay.

Since we are not required, among other things, to file reports under Section 13 of the Exchange Act or to comply with certain provisions of Sarbanes-Oxley and the Dodd-Frank Act and certain provisions and reporting requirements of or under the Securities Act and the Exchange Act or to comply with new or revised financial accounting standards as long as we are an EGC, the JOBS Act has the effect of reducing the amount of information that we are required to provide for the foreseeable future.
Further, section 102(b)(1) of the JOBS Act provides that, as an EGC, the Company need not present more than 2 years of audited financial statements in order for a registration statement with respect to an initial public offering of its common equity securities to be effective, and in any other registration statement that it files with the SEC, it need not present selected financial data prescribed by the SEC in its regulations for any period prior to the earliest audited period presented in connection with its initial public offering.

MANAGEMENT
Directors and Executive Officers
Directors
The following table sets forth information regarding the members who serve on our board of directors as of the date of this prospectus. The business address of each of our directors listed below is c/o NMI Holdings, Inc., 2100 Powell Street, 12th Floor, Emeryville, CA.

Name	Age	Position with NMIH
Bradley M. Shuster	58	Chairman of the Board, President and Chief Executive Officer
Michael Embler	46	Director
James G. Jones	65	Director
Michael Montgomery	58	Director
John Brandon Osmon	38	Director
James H. Ozanne	70	Director
Steven L. Scheid	60	Lead Director

Bradley M. Shuster, Chairman of the Board, President and Chief Executive Officer
Mr. Shuster currently serves as Chairman of our Board and our Chief Executive Officer, positions he has held since 2012. With Mr. Shuster's extensive experience developing and operating MI companies and insurance industry background, we believe he is qualified to serve as Chairman of our Board and as our Chief Executive Officer. From 2008 to 2011, Mr. Shuster has held various consulting positions assisting private investors with evaluating opportunities in the insurance industry. Mr. Shuster was an executive of The PMI Group, Inc. (“PMI”) from 2003 to 2008, where he served as president of International and Strategic Investments and chief executive officer of PMI Capital Corporation. Prior to that, he served as PMI's executive vice president of Corporate Development and senior vice president, treasurer and chief investment officer. Mr. Shuster was responsible for PMI's international operations, coordinating both acquisitions and de novo operations in diverse markets including Australia, Canada, Europe and Hong Kong. Prior to leaving PMI, Mr. Shuster was instrumental in the sale of PMI's Australian operations to QBE Group, a global insurance company, for approximately $1 billion. Before joining PMI in 1995, Mr. Shuster was a partner at Deloitte LLP, where he served as partner-in-charge of Deloitte's Northern California Insurance Practice and Mortgage Banking Practice. He holds a B.S. from The University of California, Berkeley and an M.B.A. from The University of California, Los Angeles.
Michael Embler, Director
Mr. Embler has served on our Board since July 2012. Mr. Embler has over 20 years of experience in investments and financial markets. Mr. Embler also serves on the boards of CIT Group (from 2009) and The Corlears School (from 2008), a non-profit institution. Previously, he was on the boards of Abovenet, Inc. (2003-2012), Dynegy Inc. (2011-2012), Kindred Healthcare (2001-2008), and Grand Union Company (1999-2000). Mr. Embler served as the chief investment officer of Franklin Mutual Advisers LLC, an asset management subsidiary of Franklin Resources, Inc., overseeing approximately $60 billion in assets and 25 investment professionals. He joined Franklin in 2001 and retired from Franklin Mutual in 2009. Prior to serving as chief investment officer, he managed the firm's distressed investing strategy. Previously, from October 1992 until May 2001, he was with Nomura Holdings America. In his role as managing director from

2000 until 2001, Mr. Embler managed a team which invested a proprietary fund focused on distressed and other event-driven corporate investments. Mr. Embler received a B.S. in economics from the State University of New York at Albany and earned an M.B.A. in finance from George Washington University. Based on Mr. Embler's extensive financial industry background, we believe he is qualified to serve on the Board.

James G. Jones, Director
Mr. Jones has served on our Board since July 2012. He has been the Chairman and Chief Executive Officer of AccountNow, Inc., a leading internet prepaid card issuer, since January, 2010. Mr. Jones also serves as an independent director on the boards of Advanced Payment Solutions (from 2004), Bora Payment Systems (from 2009), and Community Lend (from 2008), and has previously served on the boards of Visa USA, E- Loan, Inc., BA Merchant Services, DebtMarket, Residential Capital, LLC, and Bank of America, NA. Previously in his career, he has held senior executive positions for major banks and financial services companies. From May 1992 to September 2000, Mr. Jones served as the group executive vice president for consumer credit and subsequently as president of direct banking at Bank of America. He was a vice chairman at Providian Financial Services from September 2000 to June 2003. He was a senior executive vice president with Universal Savings Bank from November 2004 until March 2006. He subsequently served as chief executive officer of Aegis Mortgage from October 2006 to February 2007, after which he served as the chief executive officer at GMAC Residential Capital, a major participant in US residential finance, from February 2007 to August 2008. Mr. Jones also directed consumer finance business lines at Citicorp (1974 to 1978), Crocker National Bank (1978 to 1983) (including mortgage servicing), and Wells Fargo (1983 to 1992) (including residential finance). Mr. Jones holds a B.A. in psychology from Washburn University, an M.A. in industrial psychology from the University of Nebraska at Omaha and an M.B.A. from the University of Kansas. With Mr. Jones' more than 35 years of executive experience in commercial banking, consumer lending, payment processing and related financial services, we believe he is qualified to serve on our Board.

Michael Montgomery, Director
Mr. Montgomery has served on our Board since July 2012. He has served on the boards of directors for numerous regulated entities, including FDIC-insured banks, mortgage origination companies, mortgage servicing companies, broker dealers and investment advisers. Mr. Montgomery was a member of the boards of directors of Barclays Bank Delaware from 2005 until 2012 and of Barclays Capital Inc. and Barclays Group US, Inc. from 2002 until 2012. In April 2013, Mr. Montgomery joined Glendon Capital Management as its chief compliance officer. From July 2010 until April 2013, Mr. Montgomery served as chief compliance officer of Barclays Asset Management Group LLC. Previously, Mr. Montgomery served as chief executive officer of Barclays Group US, Inc. the top-tier U.S. holding company for Barclays from 2003 until 2010, and has significant experience as an audit committee member. From July 2006 to July 2010, he served as chief administrative officer of Mortgage Origination and Servicing at Barclays Capital, a position in which he managed mortgage origination and servicing activities and coordinated the underwriting, production, warehousing and servicing functions with its New York-based asset securitization business. From 1998 until 2000, Mr. Montgomery served as chief financial officer for Deutsche Bank Securities Inc. He served in various positions at Goldman Sachs & Co. from 1987 to 1998, including as vice-president of UK Regulatory Reporting, vice-president of Subsidiary Accounting, vice-president and director of Regulatory Reporting and chief financial officer of Goldman Sachs Canada. Mr. Montgomery has also previously held operating roles as chief financial officer and chief administrative officer and has served on several industry-wide committees for the Securities Industry Association, the Bond Market Association and the Public Securities Association. Mr. Montgomery earned a B.A. in economics and French literature from the University of Virginia and a J.D. from

Georgetown University Law Center. Mr. Montgomery has over 26 years of experience working at global commercial and investment banks, and we believe he is qualified to serve on our Board.

John Brandon Osmon, Director
Mr. Osmon has served on our Board since July 2012. He has nearly 15 years of experience in structured finance, consumer and mortgage credit, and we believe he is qualified to serve on our Board. Mr. Osmon is a managing director at Hayman Capital Management, LP, where he is responsible for the firm's investments in mortgage-backed securities. Prior to joining Hayman in September 2007, Mr. Osmon served as a senior vice president at Countrywide Financial Corporation from January 2005 until September 2007, where he managed the company's asset-backed commercial paper programs and secured warehouse lines of credit. His responsibilities included structuring the company's facilities, legal documentation and rating agency negotiations. Mr. Osmon also assisted in liquidity forecasting at Countrywide. Previously, from September 2000 until January 2005, Mr. Osmon managed the conduit finance, securitization modeling and derivatives groups at AmeriCredit Corp. He was also responsible for modeling all current and prospective term securitizations at AmeriCredit and assisted in structuring the company's short-term asset-backed financing programs. Mr. Osmon received a B.A. in Business Administration with a concentration in finance from the University of Texas.

James H. Ozanne, Director
Mr. Ozanne has served on our Board since the Company's inception in 2012. With over 40 years of experience in the financial services industry, including senior level executive positions at several leasing, rental, and consumer finance businesses, we believe Mr. Ozanne is qualified to serve on our Board. Since 2012, Mr. Ozanne has been a director of United Rentals, Inc. He has been a director of ZBB Energy, a manufacturer of specialized batteries and alternative energy electrical equipment, since 2011. From 2007 to 2012, he served as lead director of RSC Holdings, Inc., a nationwide equipment rental company. From 1989 to 2009 he served as a director of Financial Security Assurance Holdings Ltd., a provider of guaranty insurance on municipal bonds and other public finance projects. Mr. Ozanne was also a director at Distributed Energy Systems Corp., a company that created and delivered wind and hydrogen power solutions from 2002 to 2009. From 1983 to 1989, Mr. Ozanne served as executive vice president of GE Capital Corporation and was responsible for the consumer finance and operating lease/asset management business units. He served as chief executive officer and chief financial officer of North American Car Corporation, the railcar leasing subsidiary of Flying Tiger Lines, from 1975 to 1983. Mr. Ozanne holds a B.S. from DePaul University and is a director of the Appalachian Mountain Club.

Steven L. Scheid, Lead Director
Mr. Scheid has served as a member of our Board since the Company's inception in 2012. A veteran financial industry executive with over 30 years of experience, Mr. Scheid has a deep expertise in finance, retail strategies, risk management and investment services and is qualified to serve on our Board. He has served on the board of Blue Nile Company, an online retailer of diamonds and fine jewelry, since 2007. Mr. Scheid formerly served on the boards of Janus Capital Group Inc., a global investment firm, from 2002 to 2012 and The PMI Group, Inc. from 2002 to 2009. Mr. Scheid was previously a partner at Strategic Execution Group, a consulting firm, from, 2007 to 2012. He served as the chairman of Janus Capital Group Inc. until 2012 and also served as the company's chief executive officer from 2004 to 2006. Mr. Scheid was an operating partner at Thoma Bravo, LLC, a private equity firm from 2008 to 2011. From 1996 to 2002, Mr. Scheid served in multiple senior executive positions for Charles Schwab Corporation. He was vice chairman of the Charles Schwab Corporation and president of the Schwab Retail Group. Prior to these roles, Mr. Scheid served as

Schwab's chief financial officer and was the chief executive officer of Charles Schwab Investment Management. He served as the Federal Reserve Bank of San Francisco's representative on the Federal Advisory Council in Washington, D.C. from September 2000 to February 2002. Mr. Scheid is a certified public accountant and holds a B.S. in accounting from Michigan State University.
Executive Officers
The following table sets forth information regarding our executive officers as of the date of this prospectus. The business address of each of our executive officers listed below is c/o NMI Holdings, Inc., 2100 Powell Street, 12th Floor, Emeryville, CA.

Name	Age	Position with NMIH

Bradley M. Shuster	58	Chairman of the Board, President and Chief Executive Officer
John (Jay) M. Sherwood, Jr.	44	Executive Vice President and Chief Financial Officer
Glen S. Corso	62	General Counsel and Secretary
Patrick L. Mathis	53	Executive Vice President, Chief Risk Officer
Claudia J. Merkle	54	Executive Vice President, Chief Insurance Operations Officer
Stan Pachura	60	Executive Vice President, Chief Information Officer
Peter C. Pannes	48	Executive Vice President, Chief Sales Officer

Bradley M. Shuster, Chairman of the Board, President and Chief Executive Officer
Mr. Shuster's biography is included under "—Directors" above.
John (Jay) M. Sherwood, Jr., Executive Vice President and Chief Financial Officer
Mr. Sherwood has served as our Executive Vice President and Chief Financial Officer since 2012. Mr. Sherwood previously was a managing director at Eastbourne Capital Management, L.L.C., a private investment manager, from 2005 to 2010. In that role, he assisted in managing a $3 billion equity hedge fund and helped to grow the firm's assets through successful investments and by expanding its investor base. Prior to that, Mr. Sherwood served as managing director at Robertson Stephens Investment Management and, subsequently, RS Investments, a mutual fund manager, from 1995 to 2005, where he was a securities analyst and co-portfolio manager of two mutual funds. From 1993 to 1995, Mr. Sherwood was a staff accountant and senior auditor for Deloitte LLP. He holds a B.A. from the University of California, Los Angeles.
Glen S. Corso, Executive Vice President, General Counsel
Mr. Corso has served as our Executive Vice President and General Counsel since 2012. Prior to NMIH, Mr. Corso co-founded and served as managing director for Mortgage Banking Initiatives, Inc., a public policy group with a client base of independent mortgage banking companies from 2009 to 2012. His work involved lobbying, regulatory analysis and communications. Previously, Mr. Corso served as group senior vice president, public policy at PMI from 2006 to 2008. He directed the firm's global government relations, public relations, and housing advocacy efforts. Earlier in his career, Mr. Corso held other executive positions at PMI, heading capital management, investor relations and public relations from 1998-2006. He is a member of the bars of the District of Columbia, Maryland and Texas. Mr. Corso holds a B.S. from the University of Notre Dame and a J.D. from Catholic University School of Law.

Patrick Mathis, Executive Vice President, Chief Risk Officer
Mr. Mathis has served as our Executive Vice President and Chief Risk Officer since 2012. He oversees and manages risk and internal audit for NMIH. He has over 25 years of experience in the insurance, mortgage and financial industries, including executive level positions in the areas of risk and credit management. Prior to NMIH, Mr. Mathis served as senior vice president, head of credit risk management for PMI Mortgage Insurance Co., (“PMIC”) from January 2009 to May 2012. In that capacity, he managed loss reserving, credit policy formulation and quality control for PMIC underwriters as well as for loans underwritten by customers on a delegated basis. Previously, from January 2005 to December 2008, Mr. Mathis served as senior vice president, chief risk officer at PMI Capital Corporation. In that role, he held oversight responsibility for international mortgage insurance subsidiaries in Australia, Europe, Hong Kong and Canada. Earlier in his career, Mr. Mathis held executive roles in credit and insured portfolio management at XL Capital Assurance and MBIA, Inc. Mr. Mathis holds a B.A. from the University of North Carolina-Chapel Hill and an M.B.A. from the University of Texas-Austin.

Claudia J. Merkle, Executive Vice President, Chief of Insurance Operations
Ms. Merkle has served as our Executive Vice President and Chief of Insurance Operations since 2013. Ms. Merkle joined NMIH in May 2012 as its Senior Vice President of Underwriting Fulfillment and Risk Operations. In her current role, she oversees insurance operations, underwriting fulfillment, risk operations, policy and default servicing and quality assurance. A seasoned mortgage industry executive, Ms. Merkle draws on 25 years of experience in mortgage banking, mortgage insurance, business development and operations. Prior to NMIH, Ms. Merkle served as vice president of national and regional accounts, risk and operations at PMIC, from 1996 to 2012. She has held previous executive leadership positions within the mortgage banking and mortgage insurance industries, including both national and regional business development, operations and risk management. Earlier in her career, Ms. Merkle served as vice president, regional manager at Meridian Mortgage, from 1990 to 1996, managing retail mortgage originations. She also held roles at Wachovia Bank in training, retail mortgage origination, underwriting, operations and Community Reinvestment Act lending. Ms. Merkle holds a B.S. in management from the Wharton School of Business, University of Pennsylvania.

Stan Pachura, Executive Vice President, Chief Information Officer
Mr. Pachura has served as our Executive Vice President and Chief Information Officer since 2012. He provides creative and operational direction for the Company's information technology platform, which supports the Company's innovative and strategic vision. He is a seasoned executive with over 30 years of managerial and technical experience in the banking, mortgage banking and mortgage insurance industries. Prior to NMIH, Mr. Pachura was senior vice president and chief information officer for PMIC from 2008 to 2012. In that role, he was responsible for all information technology functions for PMIC, including internal information services, e-commerce, and customer technology activities. Prior to that, he served as PMIC's senior vice president and chief technology officer from 2005 to 2008, during which he managed and directed all database, network and data center operations for the corporation. During his tenure at PMIC, Mr. Pachura also held other key roles, including in customer technology licensing, internet e-business, mergers and acquisitions, business intelligence and infrastructure and operations. Previously, Mr. Pachura was a manager with Key Services Inc./Goldome Realty Credit Corp. from 1983 to 1995 and an information systems consultant with Dataware, Inc. from 1973 to 1983. Mr. Pachura is president of the board of directors for the Greater Bay Area Chapter of the Juvenile Diabetes Research Foundation (JDRF).

Peter C. Pannes, Executive Vice President, Chief Sales Officer
Mr. Pannes has served as our Executive Vice President and Chief Sales Officer since 2012. He oversees sales and marketing at NMIH and is responsible for business development strategy and execution, including marketing and product development and sales operations and analytics. Mr. Pannes has 24 years of experience in the mortgage insurance and banking industries and has held executive positions at leading mortgage insurance companies. Prior to NMIH, Mr. Pannes served in various executive positions at PMIC. From 2006 until 2011, he led the mortgage insurance production team as PMIC's senior vice president of field sales and national accounts, and from late 2004 to 2006, he was vice president of field sales and oversaw a number of select national accounts. Previously, from 2000 to 2004, Mr. Pannes served as senior vice president and general manager at CMG Mortgage Insurance Company (“CMG”), a joint venture between PMIC and CUNA Mutual Group. At CMG, he originally held leadership positions in sales and production. In subsequent assignments, Mr. Pannes was responsible for CMG's operations, loss mitigation, underwriting, claims and servicing. Late in 2011, Mr. Pannes was asked to temporarily return to CMG to rebuild and repair operational inefficiencies. In that role, he was responsible for servicing, claims, operations, and credit policy. He held this position for 6 months before joining NMIH. Mr. Pannes also held management committee, finance committee (intermittently), and board of director positions for CMG from 2005 until his departure in 2012. Mr. Pannes holds a B.S. in purchasing and materials management from Arizona State University and has completed post-graduate business courses at the University of Chicago and Northwestern University's Kellogg School of Management. He is a graduate of the Mortgage Bankers Association School of Mortgage Banking.
Board of Directors
The number of members of our board of directors (the "Board") will be determined from time to time by resolution of the Board. Our Board currently consists of seven members.  All of the directors other than Mr. Shuster qualify as independent directors under the corporate governance standards of the NASDAQ. Each member of our Board serves a one-year term or until his successor has been elected and qualified.
Although most actions taken by our Board require approval by a majority of the directors present at a meeting at which a quorum is present, our bylaws provide that certain actions taken by us must be approved by a unanimous vote of all of the non-employee directors, unless such actions have otherwise been approved by the holders of a majority of the outstanding shares of our common stock. These actions include (i) incurrence by us of liabilities in a single transaction or series of transactions in excess of $10 million (other than the writing of mortgage insurance policies in the ordinary course of business); (ii) entry by us into an employment agreement with any individual (other than Messrs. Shuster, Sherwood and McCourt) that provide for compensation, taken in the aggregate, in excess of the compensation provided for in the employment agreement of Mr. Sherwood as described in “Compensation — Employment Agreements and Letter Agreements — Employment Agreement with John (Jay) M. Sherwood, Jr.,” excluding for these purposes the bonuses Mr. Sherwood received on achievement of GSE Approval and filing of the Shelf Registration Statement and will receive upon effectiveness of the Shelf Registration Statement (see “Certain Relationships and Related Party Transactions - Registration Rights Agreements); and (iii) issuances of equity to our employees, directors or consultants other than issuances pursuant to the 2012 Stock Incentive Plan. This provision will terminate at such time as our common stock begins trading on a national securities exchange.

Committees of the Board of Directors
The Board has four committees: Audit; Compensation; Nominating and Governance; and Risk. Information regarding these committees is provided below.

Audit Committee
The members of the Audit Committee are Messrs. Embler, Montgomery and Osmon, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the NASDAQ. Mr. Embler is the chairperson of the Audit Committee and each member of the Audit Committee also serves as a "financial expert" to our Audit Committee, as that term is defined in SEC rules.
The Audit Committee is responsible for, among other things, monitoring:

•	the integrity of the financial statements of the Company;

•	the independent auditor's qualifications and independence;

•	the performance of the Company's internal audit function and independent auditors;

•	the Company's system of disclosure controls and system of internal controls over financial reporting; and

•	the Company's compliance with legal and regulatory requirements.

Compensation Committee
The members of the Compensation Committee are Messrs. Ozanne, Embler and Scheid, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the NASDAQ. Mr. Ozanne is the chairperson of the Compensation Committee.
The Compensation Committee is responsible for, among other things:

•
overseeing our executive compensation program, including approving corporate goals relating to compensation for our Chief Executive Officer and other senior executives and determining the annual compensation of our Chief Executive Officer and other senior executives;

•	reviewing and approving the compensation policy recommended by management with respect to other employees;

•	determining, subject to ratification by our independent directors, the compensation of our independent directors; and

•	preparing the Compensation Committee Report and reviewing the Compensation Discussion and Analysis included in our proxy statements.
Nominating and Governance Committee
The members of the Nominating and Governance Committee are Messrs. Scheid, Ozanne and Jones, each of whom qualifies as an “independent” director under our Corporate Governance Guidelines and the applicable rules and regulations of the NASDAQ. Mr. Scheid is the chairperson of our Nominating and Governance Committee.
The Nominating and Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become Board members, and recommending to the Board nominees for election for the next annual meeting of stockholders;

•	reviewing the qualifications and independence of the members of the Board and its committees on a regular periodic basis;

•
recommending to the Board corporate governance guidelines and reviewing such guidelines, as well as the Nominating and Governance Committee charter to confirm that they remain consistent with sound corporate governance practices and with any legal requirements;

•	leading the Board in its annual review of the Board's performance; and

•	recommending committee assignments for members of the Board.

Risk Committee
The members of the Risk Committee are Messrs. Jones, Montgomery and Osmon, each of whom qualifies as an “independent” director as defined under the applicable rules and regulations of the NASDAQ. Mr. Jones is the chairperson of our Risk Committee.
The Risk Committee is responsible for oversight of management's operation of the Company's mortgage insurance business and the management of the Company's investment portfolio, including, among other things:

•	discussing, reviewing and monitoring the Company's mortgage insurance products, including premium rates, underwriting guidelines and returns;

•	reviewing and approving the Company's investment policy;

•
reviewing the mortgage insurance operating environment, including the state of local and regional housing markets, competitive forces affecting the Company and the Company's relationships with residential mortgage lenders and investors; and

•	assisting the Board in its oversight of the Company's risk management policies, procedures and processes.
Code of Business Conduct and Ethics
Our Board has adopted a code of business conduct and ethics (the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website as required by applicable law.

COMPENSATION
2012 Summary Compensation Table

The following summary compensation table sets forth information regarding the compensation paid, awarded to or earned during the fiscal year ended December 31, 2012 for our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2012. In addition, we provide summary compensation data for James R. McCourt, an additional officer who would have qualified as one of our two most highly compensated executive officers but for the fact that his employment status changed, as described below, and he was no longer serving as an executive officer on December 31, 2012. Throughout this section, these four officers are referred to as our “named executive officers.”

Name and Principal Position	Year	NMIH Pre-Capitalization Consulting Fee(1)	Salary	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Bradley M. Shuster, President and Chief Executive Officer	2012	$226,323	$163,692	$452,623	$5,041,575	$3,521,100	—	—	$9,405,313
John (Jay) M. Sherwood, Jr., Chief Financial Officer	2012	$226,323	$163,692	$301,749	$2,520,788	$1,760,550	—	—	$4,973,102
Stanley M. Pachura, Chief Information Officer	2012	$32,129	$163,692	$198,023	$95,060	$683,520	—	—	$1,172,424
James R. McCourt, VP of Administration and Former Executive Vice President of Insurance Operations and Chief Risk Officer (5)	2012	$131,000	$163,692	$68,580	$840,263	$586,850	—	—	$1,790,385

(1)
The named executive officers were paid as consultants to the Company prior to its capitalization. Amounts shown include consulting fees earned during 2011 and 2012. The entire amounts shown were paid in 2012 upon capitalization.

(2)	Bonus amounts were earned in 2012 but paid in 2013.

(3)
The amounts in this column reflect the grant date fair value of the restricted stock units awarded to our named executive officers in 2012 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“FASB ASC Topic 718”). The amounts included in this column for the restricted stock unit awards subject to performance-based vesting conditions are calculated using a Monte Carlo Simulation model based on the average outcome of 150,000 simulations using the assumptions set forth in note 11 of the consolidated financial statements. The grant date fair value of the performance shares does not correspond to the actual value that may be recognized by each of the named executive officers with respect to these awards, which may be higher or lower based on the company’s performance and stock price fluctuations. Under ASC Topic 718, the vesting condition related to the performance shares granted to named executive officers is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amounts reflected in the table above that could be calculated and disclosed based on achievement of market conditions.

(4)
The amounts included in this column reflect the grant date fair value of stock option awards granted to our named executive officers in 2012. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model. See note 11 of the consolidated financial statements for an explanation of the assumptions made in valuing these awards.

(5)
In April 2012, Mr. McCourt entered into a letter agreement with the Company to serve as its Executive Vice President of Insurance Operations and Chief Risk Officer. At that time, Mr. McCourt was issued 151,250 stock options and 123,750 restricted stock units ("RSUs"). In October 2012, the Company and Mr. McCourt mutually agreed to terminate his April 2012 letter agreement and enter into a new letter agreement pursuant to which Mr. McCourt began serving as the Company's VP of Administration. In connection with the change to his terms of employment, Mr. McCourt forfeited 131,250 of his stock options and 113,750 of his RSUs. The values shown for Mr. McCourt's stock and option awards were calculated based on their values, as of the date of the grants, without giving effect to the forfeitures. As of December 31, 2012, Mr. McCourt held 10,000 RSUs valued at $67,900 and 20,000 option awards valued at $77,600.

Employment Agreements and Letter Agreements
In connection with our private placement, we entered into agreements with Messrs. Shuster, Sherwood, Pachura and McCourt. The following is a summary of the material terms of each such agreement.

Employment Agreement with Bradley M. Shuster
We entered into an employment agreement with Mr. Shuster, pursuant to which he serves as our President and Chief Executive Officer. The term of the employment agreement began on the closing of the private placement and ends three years from the date of GSE Approval (which occurred in January 2013) or, if later, two years following a “change in control” (which is substantially the same as the definition in the 2012 Stock Incentive Plan as set forth below) unless terminated earlier pursuant to the terms of the employment agreement. For the period between the closing of the private placement and the GSE Approval, Mr. Shuster was paid a base salary of $20,000 per month. Since the GSE Approval, Mr. Shuster's annual base salary has been $600,000, and he will be eligible for an annual cash bonus, with a target annual bonus opportunity of 100% of his annual base salary and a guaranteed minimum annual bonus of 50% of his base salary for the year during which the GSE Approval was achieved, as well as lump sum cash bonuses of (i) $300,000 upon the achievement of the GSE Approval (which was paid to Mr. Shuster in January 2013), (ii) $300,000 upon the filing of the registration statement registering the resale of the registrable shares and (iii) $300,000 upon the effectiveness of such registration statement, in each case within specified time periods. In addition, during the employment period, Mr. Shuster will receive employee benefits on a basis no less favorable than those provided to our other senior executives. We also granted Mr. Shuster certain equity awards under his employment agreement pursuant to our 2012 Stock Incentive Plan, which are described and quantified below under the heading “Equity Awards Granted to Named Executive Officers.” In addition, Mr. Shuster is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a qualifying termination of employment within two years following a “change in control.” Please see the “Potential Payments upon Termination or Change in Control” section of this prospectus for a description of the severance benefits that Mr. Shuster would be eligible to receive as of December 31, 2012.
Employment Agreement with John (Jay) M. Sherwood, Jr.
We entered into an employment agreement with Mr. Sherwood, pursuant to which he serves as our Chief Financial Officer. The term of the employment agreement began on the closing of the private placement and ends three years from the date of the GSE Approval or, if later, two years from a “change in control” unless terminated earlier pursuant to the terms of the employment agreement. For the period between the closing of the private placement and the GSE Approval, Mr. Sherwood was paid a base salary of $20,000 per month. Since the GSE Approval, Mr. Sherwood's annual base salary has been $400,000, and he will be eligible for an annual cash bonus, with a target annual bonus opportunity of 100% of his annual base salary and a guaranteed minimum annual bonus of 50% of his base salary for the year during which the GSE Approval is achieved, as well as lump sum cash bonuses of (i) $200,000 upon the achievement of the GSE Approval (which was paid to Mr. Sherwood in January 2013), (ii) $200,000 upon the filing of the registration statement registering the resale of the registrable shares and (iii) $200,000 upon the effectiveness of such registration statement, in each case within specified time periods. In addition, during the employment period, Mr. Sherwood will receive employee benefits on a basis no less favorable than those provided to our other senior executives. We also granted Mr. Sherwood certain equity awards under his employment agreement pursuant to our 2012 Stock Incentive Plan, which are described and quantified below under the heading “Equity Awards Granted to Named Executive Officers.” In addition, Mr. Sherwood is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a qualifying termination of employment within two years following a “change in control.” Please see the “Potential Payments upon Termination or Change in Control” section of this prospectus for a description of the severance benefits that Mr. Sherwood would be eligible to receive as of December 31, 2012.

Letter Agreement with Stanley Pachura
We entered into a letter agreement with Mr. Pachura, pursuant to which he serves as our Chief Information Officer, for a three-year term that commenced upon the closing of the private placement. For the period between the closing of the private placement and the GSE Approval, Mr. Pachura was paid a base salary of $20,000 per month. Since the GSE Approval, Mr. Pachura's annual base salary has been $350,000, and he will be eligible for an annual cash bonus, with a target annual bonus opportunity of 75% of his annual base salary and a guaranteed minimum annual bonus of 50% of his annual base salary for the year during which the GSE Approval is achieved, as well as a lump sum cash bonus of $100,000 upon the achievement of the GSE Approval (which was paid to Mr. Pachura in January 2013). We also granted Mr. Pachura certain equity awards under his employment agreement pursuant to our 2012 Stock Incentive Plan, which are described and quantified below under the heading “Equity Awards Granted to Named Executive Officers.” In addition, Mr. Pachura is eligible to receive certain severance benefits, including enhanced severance benefits in the event of a qualifying termination of employment within one year following a “change in control.” Please see the “Potential Payments upon Termination or Change in Control” section of this prospectus for a description of the severance benefits that Mr. Pachura would be eligible to receive as of December 31, 2012.
Letter Agreement with James R. McCourt
In connection with the private placement, we entered into a letter agreement with Mr. McCourt, which was subsequently superseded in October 2012 by a new letter agreement, pursuant to which he serves as our Vice President of Administration. For the period between the closing of the private placement and the GSE Approval, Mr. McCourt was paid a base salary of $20,000 per month. Since the GSE Approval, Mr. McCourt's annual base salary has been $200,000, and he is eligible for an annual cash bonus, with a target annual bonus opportunity of 35% of his annual base salary and a guaranteed minimum annual bonus of 50% of his annual base salary for the year during which the GSE Approval is achieved, as well as a lump sum cash bonus equal to $125,000 upon the achievement of the GSE Approval (which was paid to Mr. McCourt in January 2013). We also granted Mr. McCourt certain equity awards under his employment agreement pursuant to our 2012 Stock Incentive Plan (some of which were subsequently forfeited), which are described and quantified below under the heading “Equity Awards Granted to Named Executive Officers.”
Equity Awards Granted to Named Executive Officers
As disclosed above, in connection with the closing of the private placement, we granted equity awards to Messrs. Shuster, Sherwood, Pachura and McCourt. Mr. Shuster was granted stock options with respect to 907,500 shares of our Class A common stock and 742,500 RSUs, Mr. Sherwood was granted stock options with respect to 453,750 shares of our Class A common stock and 371,250 RSUs, Mr. Pachura was granted stock options with respect to 178,000 shares of our Class A common stock and 14,000 RSUs and Mr. McCourt was granted stock options with respect to 151,250 shares of our Class A common stock and 123,750 RSUs. Mr. McCourt subsequently forfeited a portion of the awards granted in connection with the closing of the private placement and, as of December 31, 2012, held stock options with respect to 20,000 shares of our Class A common stock and 10,000 RSUs. All of the RSUs were initially granted with the performance vesting conditions described below, but in February 2013 the awards were amended to provide that two-thirds of the RSUs continue to vest based on performance conditions and one-third of the RSUs vest solely based on the passage of time. The equity awards granted to our named executive officers (as amended to provide for time vesting of certain RSUs) will generally be subject to the following minimum vesting conditions (in each case, generally subject to continued service through the applicable vesting date):

•	100% of the outstanding RSU grants vest as follows:

Performance Vesting RSUs (“performance shares”), i.e. two-thirds of grant

◦	1/3 of the performance shares will vest when our stock price equals or exceeds $12.50 for a 30-day trading period;[1]

◦	1/3 of the performance shares will vest when our stock price equals or exceeds $14.00 for a 30-day trading period; and

◦	1/3 of the performance shares will vest when our stock price equals or exceeds $16.00 for a 30-day trading period.

1 Our securities trade in the FBRPlusTM system. As of April 5, 2013, the average trading price of our securities in the FBRPlusTM system over the prior 30-day trading period equaled or exceeded $12.50 per share. As a result, the first tranche of performance shares issued to our named executive officers vested on April 5, 2013.

Time Vesting RSUs (“time-vested shares”), i.e. one-third of grant

◦	1/2 of the time-vested shares will vest on the second anniversary of the grant date; and

◦	1/2 of the time-vested shares will vest on the third anniversary of the grant date.

•	100% of the stock option grants vest as follows:

◦	1/3 of the stock options will vest on the first anniversary of the grant date;

◦	1/3 of the stock options will vest on the second anniversary of the grant date; and

◦	1/3 of the stock options will vest on the third anniversary of the grant date.

Stock price for determining the vesting of performance shares will be determined as follows: (i) if our common stock is actively traded on a nationally recognized securities exchange, the average closing price on such exchange for a consecutive 30-day trading period, (ii) if our common stock is actively traded over-the-counter, the average of the closing bid price over a consecutive 30-day trading period ("30-day average"), (iii) if trades of our common stock are reported on the FBR Plus™ System, the average sales price so reported over a consecutive 30-day trading period and (iv) if not determined as described in (i), (ii) or (iii) above, as determined by the Board or a committee thereof pursuant to the procedures under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

While the vesting of the equity awards granted to our named executive officers generally requires continued service through the applicable vesting date, in some instances the vesting of such equity awards will be accelerated upon a qualifying termination of employment or a change in control. For a further description of the treatment of equity upon certain qualifying terminations of employment or a change in control see “— Potential Payments upon Termination or Change in Control” below.

Annual Bonus Plan

In order to have a significant percentage of our executive officer compensation be performance based we have established an annual bonus program with the payment of bonuses based upon the achievement of Company performance goals. For 2012, the overriding performance goal was the achievement of GSE Approval in the nine month time frame set forth in the offering memorandum issued in connection with our private placement. In recognition of the successful, and timely, achievement of the GSE Approval and operating expenses coming in under budget during the GSE Approval process, management recommended, and the Board approved, payment of bonuses to our named executive officers at 110% of target.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides information regarding outstanding equity interests held by each of our named executive officers as of December 31, 2012:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Bradley M. Shuster	—	907,500	—	10.00	4/24/22	—	—	742,500	7,981,875

John (Jay) M. Sherwood, Jr.	—	453,750	—	10.00	4/24/22	—	—	371,250	3,990,938

Stanley M. Pachura	__	178,000	—	10.00	5/30/22	__	__	14,000	150,500

James R. McCourt(5)	__	20,000	—	10.00	4/24/22	__	—	10,000	107,500

(1)	Represents stock options that vest (subject to continued employment on the vesting date) as follows:

•	1/3 vest on the first anniversary of the grant date;

•	1/3 vest on the second anniversary of the grant date; and

•	1/3 vest on the third anniversary of the grant date.

(2)	The per share exercise price is equal to the price of a share of our common stock in our private placement.

(3)
Represents performance shares outstanding as of December 31, 2012. As explained above under the heading - Equity Awards Granted to Certain Named Executive Officers, these performance shares were scheduled to vest in 33.3% increments in the event that the Company achieved a stock price of $12.50, $14.00 and $16.00, in each case, for a 30-day trading period. As noted above, in February 2013, the performance share awards were amended so that two-thirds of the grant remained performance shares and one-third of the grant was converted to time-vested shares.

(4)
There is currently no public market for our common stock, and therefore we do not have a public valuation for our security. Our securities trade in the FBRPlusTM system. To determine the value of unearned shares that have not vested, we used the 30-day average for the 30-day trading period ending on December 31, 2012 of $10.75 per share.

(5)	In 2012, Mr. McCourt was originally issued 151,250 stock options and 123,750 RSUs. In October 2012, Mr. McCourt forfeited 131,250 of his stock options and 113,750 of his RSUs.

Other Compensation Programs and Practices
Retirement Plans and Other Benefit Plans

We do not currently offer retirement plans, although it is our intent to initiate a qualified defined contribution retirement plan in 2014.
Perquisites

There were no perquisites paid in 2012, as base compensation for the named executive officers was limited during the period prior to GSE Approval. In lieu of a perquisite program in 2013, the Board approved payment of flat dollar amounts to our named executive officers, except Mr. McCourt, which will be added to their base salaries in 2013. Effective May 1, 2013, NMI has included in the compensation of each named executive officer, except Mr. McCourt, a fixed amount ranging from $30,000 to $38,400, annually, as consideration for market competitive perquisites to be used at the discretion of the executive officer. The additional compensation is intended to allow the named executive officers to avail themselves of a range of market competitive perquisites such as auto leasing, financial planning, tax preparation, estate planning, health assessments and club memberships.
Potential Payments upon Termination or Change in Control

Termination of Employment without Cause or Resignation with Good Reason
Shuster and Sherwood Employment Agreements
If the employment of either Mr. Shuster or Mr. Sherwood is terminated (i) by us without “cause” or (ii) by the executive for “good reason” (each, a “Qualifying Termination”) during the employment period (but not within two years following a “change in control”), (a) subject to his execution (other than upon his death) and non-revocation of a release of claims against us and our affiliated entities (a “termination release”), he will be entitled to be paid a lump sum cash amount equal to the sum of (1) any earned but unpaid base salary and earned but unpaid annual bonus for a prior award period (other than any portion of such annual bonus that was previously deferred which shall instead be paid in accordance with the applicable deferral arrangement) and (2) the sum of his annual base salary immediately prior to the date of the Qualifying Termination and his target annual bonus for the year of termination and (b) to the extent unpaid, he will remain eligible to receive 50% of his bonuses related to the effectiveness of the Shelf Registration Statement (described in “Certain Relationships and Related Party Transactions-Registration Rights Agreements”). In addition, under the terms of their 2012 equity grants under the 2012 Stock Incentive Plan, upon a Qualifying Termination, all of the outstanding stock options and time-vested shares (no time-vested shares were held by our named executive officers as of December 31, 2012) held by Mr. Shuster or Mr. Sherwood immediately vest and become exercisable, and the performance shares held by the executive remain outstanding until the 10th anniversary of the date of grant and vest upon the achievement of the specified stock price targets. In addition, upon a Qualifying Termination, Mr. Shuster and Mr. Sherwood would be entitled to any accrued and unpaid benefits, including accrued paid-time off and the timely payment of any amounts due and payable under any of our plans, programs, policies or practices (collectively the “Accrued Benefits”).

For the purposes of the employment agreements with Messrs. Shuster and Sherwood, “cause” generally means the (i) executive's continued failure to perform substantially his duties, (ii) executive's willful material misconduct or willful neglect in the performance of his duties, (iii) executive's willful failure to adhere to lawful clear directions of the person to whom he reports (or, in the case of Mr. Shuster, the Board), willful failure to adhere to our material written policies or to devote substantially all of his business time and efforts to the Company, (iv) executive becoming subject to an action taken by a regulatory body or a self-regulatory organization that impairs the executive from performing his duties to the Company, (v) executive's indictment or formal admission to or plea of guilty or nolo contendere to a charge of commission of a felony or any crime involving serious moral turpitude or (vi) willful breach of any material terms of the employment agreement, subject in certain cases to notice and opportunity to cure.

For the purposes of the employment agreements with Messrs. Shuster and Sherwood, “good reason” generally means (i) a material diminution of annual base salary, (ii) a material diminution in position, authority, duties or responsibilities, (iii) any relocation of the executive's principal place of business to a location that is more than 30 miles from the executive's principal place of business prior to such relocation other than the initial relocation in connection with the establishment of our headquarters or (iv) any material breach by us of the employment agreement, subject in certain cases to notice and opportunity to cure.

Pachura Letter Agreement
Under the terms of Mr. Pachura's letter agreement, if he becomes subject to a Qualifying Termination during his employment period (but not within one year following a change in control), subject to his execution of a termination release, he will be entitled to be paid a lump sum cash amount equal to the sum of (i) any earned but unpaid base salary and earned and unpaid annual bonus for a prior award period (other than any portion of such annual bonus that was previously deferred) and (ii) one times the sum of (a) his annual base salary immediately prior to the date of the Qualifying Termination and (b) his target annual bonus for the year of termination. In addition, upon a Qualifying Termination, Mr. Pachura would be entitled to any Accrued Benefits.

For the purposes of Mr. Pachura's letter agreement, “cause” generally means his (i) willful or gross neglect in the performance of his employment duties, (ii) plea of guilty or nolo contendere to, or conviction for, the commission of a felony, (iii) conduct that is injurious to the Company, or an act of fraud, embezzlement, misrepresentation or breach of a fiduciary duty against the Company, (iv) breach of any nondisclosure, non-solicitation or noncompetition obligation owed to the Company, or (v) failure to follow instructions of our Board or his direct superior. As defined in Mr. Pachura's letter agreement, “good reason” generally means (i) a material reduction of his annual base salary or (ii) any relocation of his primary place of employment to a location that is more than 50 miles from the Company's headquarters.

Termination of Employment For Cause or Resignation without Good Reason

With respect to Messrs. Shuster and Sherwood, upon a termination of employment for “cause” or the executive's resignation of employment without “good reason,” the executive is entitled to payment of accrued and unpaid base salary as of the date of termination of employment, any earned but unpaid annual bonus for a prior award period to the extent not paid (other than any portion of such annual bonus that was previously deferred which shall instead be paid in accordance with the applicable deferral arrangement ) and any Accrued Benefits. All unvested equity awards will be forfeited following a termination of employment for “cause” or the executive's resignation of employment without “good reason.”

Termination of Employment due to Death or Disability

Upon a termination of employment due to death or disability, our named executive officers are entitled to payment of accrued and unpaid base salary, as of the date of termination of employment, and Accrued Benefits. All unvested equity awards will be forfeited following a termination of employment due to death or disability.

Change in Control

The employment agreements with Messrs. Shuster and Sherwood each provide for enhanced severance payments upon a termination of employment by us without “cause” or by the executive with “good reason” within two years following a change in control. In the event of such a Qualifying Termination following a change in control, subject to the execution of a termination release, each of Mr. Shuster and Mr. Sherwood would be entitled to a lump sum cash amount equal to (i) any earned but unpaid base salary and earned but unpaid annual bonus for a prior award period (other than any portion of such annual bonus that was previously deferred which shall instead be paid in accordance with the applicable deferral arrangement) and (ii) three times the sum of (a) his annual base salary immediately prior to the date of the Qualifying Termination plus (b) his target annual bonus for the year of termination of employment.

The letter agreement with Mr. Pachura provides for enhanced severance payments upon a termination of employment by us without “cause” or by Mr. Pachura with “good reason” within one year following a change in control. In the event of such a Qualifying Termination following a change in control, subject to the execution of a termination release, Mr. Pachura would be entitled to a lump sum cash amount equal to (i) any earned but unpaid base salary and annual bonus for a prior award period (other than any portion of such annual bonus that was previously deferred) and (ii) one and one-half times the sum of (a) his annual base salary immediately prior to the date of the Qualifying Termination plus (b) his target annual bonus for the year of termination of employment.

In addition, under our 2012 Stock Incentive Plan, all outstanding stock options and time-vested shares (no time-vested shares were held by our named executive officers as of December 31, 2012) granted to our named executive officers will immediately vest and become exercisable upon a “change in control,” and our Compensation Committee will determine whether outstanding performance shares held by our named executive officers vest based on the attainment of the stock price goals at the time of the “change in control.”

A “change in control” is generally deemed to occur upon:

•
the acquisition by any individual, entity or group of “beneficial ownership” (pursuant to the meaning given in Rule 13d-3 under the Exchange Act) of 35% or more (on a fully diluted basis) of either (i) the outstanding shares of our common stock or (ii) the combined voting power of our then outstanding voting securities, with each of the foregoing subject to certain customary exceptions;

•
the replacement of a majority of the directors that constituted our Board as of the closing of the private placement by directors whose appointment or election is not endorsed by at least two-thirds of the directors on the Board as of the closing of the private placement, subject to certain exceptions;

•	approval by our stockholders of our complete dissolution or liquidation; or

•
a merger of the Company, the sale or disposition by the Company of all or substantially all of our assets or any other business combination of the Company with any other corporation, other than any merger or business combination which would result in (i) the voting securities of the Company outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of the Company or such surviving entity outstanding immediately after such transaction, (ii) no person (other than any employee benefit plan sponsored or maintained by the surviving company) becoming the “beneficial owner,” directly or indirectly, of 35% or more of the total voting power of the parent company (or, if there is no parent company, the surviving company) and (iii) members of the Board as of the execution of the initial agreement providing for the transaction constituting at least two-thirds of the members of the board of directors of the parent company (or, if there is no parent company, the surviving company) following the consummation of the transaction.

The following table reflects the estimated payments to our named executive officers that may be made upon a termination of employment, a Qualifying Termination of employment (occurring within two years of a change in control for Messrs. Shuster or Sherwood or within one year of a change in control for Mr. Pachura) or a change in control without a termination of a named executive officer's employment. The estimated payments in the table are calculated based on the assumption that the hypothetical termination of employment and/or the hypothetical change in control each occurred on December 31, 2012. There is currently no public market for our common stock, and therefore we do not have a public valuation for our security. Our securities trade in the FBRPlusTM system. To determine the value of our shares on December 31, 2012, we used the 30-day average for the thirty-day trading period ending on December 31, 2012, which was $10.75 per share.

Name	Scenario	Cash Severance ($)(11)	Stock Option Vesting ($)(12)	Restricted Stock Unit Vesting ($)(13)	Benefits ($)	Total ($)
Bradley M. Shuster	Voluntary Resignation (no Good Reason)	0(1)	0	0	0(2)	0
	Qualifying Termination	$1,200,000(3)	$680,625 (4)	0 (5)	0 (2)	$1,880,625
	Involuntary Termination for Cause	0(1)	0	0	0(2)	0
	Qualifying Termination Following Change in Control	$3,600,000(6)	$680,625(7)	0 (8)	0 (2)	$4,280,625
	No Termination Following Change in Control	0	$680,625 (7)	0 (8)	0	$680,625

John (Jay) M. Sherwood, Jr.	Voluntary Resignation (no Good Reason)	0(1)	0	0	0(2)	0
	Qualifying Termination	$800,000(3)	$340,313 (4)	0 (5)	0 (2)	$1,140,313
	Involuntary Termination for Cause	0(1)	0	0	0(2)	0
	Qualifying Termination Following Change in Control	$2,400,000 (6)	$340,313 (7)	0 (8)	0 (2)	$2,740,313
	No Termination Following Change in Control	0	$340,313 (7)	0 (8)	0	$340,313

Stanley M. Pachura	Voluntary Resignation (no Good Reason)	0	0	0	0	0
	Qualifying Termination	$612,500(9)	0	0	0(2)	$612,500
	Involuntary Termination for Cause	0	0	0	0	0
	Qualifying Termination Following Change in Control	$918,750(10)	$133,500(7)	0(8)	0(2)	$1,052,250
	No Termination Following Change in Control	0	$133,500(7)	0(8)	0	$133,500

(1)
Under the terms of Messrs. Shuster’s and Sherwood’s respective employment agreements, each would be entitled to be paid his respective annual base salary in effect at the time of termination and any earned and unpaid annual bonus for a prior award period, both to the extent not previously paid (other than any deferred portion of such earned and annual bonus).

(2)
Under the terms of their respective employment arrangements, each would be entitled to be paid the amounts of any Accrued Benefits through the date of termination to the extent not previously paid or provided.

(3)
As provided in Messrs. Shuster’s and Sherwood’s respective employment agreements, amount includes the sum of (i) Mr. Shuster’s or Mr. Sherwood’s annual base salary plus (ii) his 2012 target annual bonus, which was 100% of the annual base salary. Further, upon a Qualifying Termination at December 31, 2012, Messrs. Shuster and Sherwood would have remained eligible to receive in the future 50% of the GSE Approval bonus and 50% of the bonuses payable upon the filing and effectiveness of this registration statement.

(4)	With a Qualifying Termination, any outstanding stock options that were not then exercisable and vested would have become fully exercisable and vested at the date of termination.

(5)
With a Qualifying Termination, unvested performance shares would have remained outstanding and subject to vesting upon the later of (i) GSE approval (which was achieved in January 2013) or (ii) the achievement of the applicable stock price goals.

(6)
As provided in Messrs. Shuster’s and Sherwood’s respective employment agreements, amount includes three times the sum of (i) Mr. Shuster’s or Mr. Sherwood’s annual base salary plus (ii) his 2012 target annual bonus, which was 100% of the annual base salary. Further, upon a Qualifying Termination at December 31, 2012 following a change in control, Messrs. Shuster and Sherwood would have remained eligible to receive in the future 50% of the GSE Approval bonus and 50% of the bonuses payable upon the filing and effectiveness of this registration statement.

(7)	Upon a change in control, any outstanding stock options that were not then exercisable and vested would have become fully exercisable and vested immediately.

(8)
Vesting of performance shares following a change in control shall be determined by the Compensation Committee of the Board based upon the Committee’s determination regarding the extent the stock price goals with respect to the performance shares have been met. The performance shares would not have vested prior to GSE approval (which was achieved in January 2013).

(9)	As provided in Mr. Pachura’s letter agreement, amount includes the sum of (i) Mr. Pachura’s annual base salary plus (ii) his 2012 target annual bonus, which was 75% of the annual base salary.

(10)
As provided in Mr. Pachura’s letter agreement, amount includes one and one-half times the sum of (i) Mr. Pachura’s annual base salary plus (ii) his 2012 target annual bonus, which was 75% of the annual base salary.

(11)	Under any of the hypothetical scenarios, Mr. McCourt would not have been entitled to receive cash severance payments.

(12)
Upon a change in control, with or without a termination, Mr. McCourt’s outstanding stock options that were not exercisable and vested would have become fully exercisable and vested immediately. At $10.75 per share, the cash value of Mr. McCourt’s options at December 31, 2012 was $15,000.

(13)	Upon a change in control, with or without a termination, vesting of Mr. McCourt’s outstanding performance would have been subject to the same conditions as described in note (8) above.

2012 Director Compensation

Following the closing of our private placement on April 24, 2012, the Company's non-employee directors were Robert E. Dean, A. John Gambs, III, James H. Ozanne and Steven L. Scheid. In July 2012, in accordance with the Company's amended and restated bylaws, the Board passed a resolution to increase the number of directors from five to seven. On July 16, 2012, the Company held a Special Meeting of Stockholders to elect four directors (“special election”) to fill two vacancies and two open positions as a result of Messrs. Dean and Gambs not standing for reelection. Following the special election, the shareholders elected Michael Embler, James G. Jones, Michael Montgomery and John Brandon Osmon to serve on the Board until the 2013 Annual Meeting of Stockholders, and Messrs. Dean and Gambs ceased to be Board members.
In 2012, we paid each of our non-employee directors a quarterly cash retainer of $16,250. In addition, the non-employee directors received a grant of stock options and RSUs in connection with the closing of our private placement or their commencing service on the Board, as applicable. Mr. Dean and Mr. Gambs forfeited their stock option and RSU awards in connection with their ceasing to be members of the Company's Board, and those options and RSUs were redistributed in equal parts to Messrs. Embler, Jones, Montgomery and Osmon. Going forward, each non-employee director will generally receive an annual cash retainer of $65,000, paid quarterly, and an annual equity award with a grant date fair value of $50,000, for total projected annual compensation of $115,000 for his or her services as a member of the Board. No individual meeting fees are paid for either Board meetings or committee meetings, whether in person or by telephone.
Compensation for non-employee directors during 2012 was as follows:

Name	Fees earned or paid in cash ($)	Stock awards ($)(4)	Option awards ($)(4)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Robert E. Dean(1)	$115,000	$618,750(5)	$293,425(5)	—	—	—	$1,027,175
Michael Embler(2)	$32,500	$309,400	$144,824	—	—	—	$486,724
A. John Gambs, III(1)	$115,000	$618,750(5)	$293,425(5)	—	—	—	$1,027,175
James G. Jones(2)	$32,500	$309,400	$144,824	—	—	—	$486,724
Michael Montgomery(2)	$32,500	$309,400	$144,824	—	—	—	$486,724
John Brandon Osmon(2)	$32,500	$309,400	$144,824	—	—	—	$486,724
James H. Ozanne(3)	$48,750	$618,750	$293,425	—	—	—	$960,925
Steven L. Scheid(3)	$48,750	$618,750	$293,425	—	—	—	$960,925

(1)
To compensate Messrs. Dean and Gambs for their overall contribution to the Board and the Company prior to their departures in July 2012, we paid each of them $16,250 during their Board membership and an additional $98,750 upon the Company's receipt of GSE Approval.

(2)	Michael Embler, James G. Jones, Michael Montgomery and John Brandon Osmon were elected to the Company's Board of Directors on July 17, 2012.

(3)	James H. Ozanne and Steven L. Scheid have been members of the Company's Board since its capitalization on April 24, 2012.

(4)
The stock options and RSUs granted to each non-employee director in 2012 vest in two equal installments on each of the second and third anniversary of the date of grant. As of December 31, 2012, each of Messrs. Ozanne and Scheid held stock options with respect to 75,625 shares of our common stock and 61,875 RSUs and each of Messrs. Embler, Jones, Montgomery and Osmon held stock options with respect to 37,813 shares of our common stock and 30,940 RSUs.

(5)
Each of Mr. Dean and Mr. Gambs forfeited their stock options and RSUs in connection with their ceasing to be members of the Company's Board. The value of their stock and option awards are presented without giving effect to the forfeitures and prior to their redistribution to Messrs. Embler, Jones, Montgomery and Osmon.

2012 Stock Incentive Plan
Introduction
The 2012 Stock Incentive Plan was adopted immediately prior to the closing of the private placement. The 2012 Stock Incentive Plan authorizes the grant of nonqualified stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units and other awards that may be settled in or based upon our common stock.
The purpose of the 2012 Stock Incentive Plan is to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our common stock or be paid incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and these persons.
Administration
The 2012 Stock Incentive Plan is administered by the Compensation Committee or such other committee of our board of directors as our board of directors may from time to time designate (the “Committee”). Among other things, the Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of our common stock to be covered by each award, and to determine the terms and conditions of any such awards. Subject to applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.
Eligibility
Current and prospective directors, employees (including executive officers) and/or consultants to us and any of our subsidiaries and affiliates will be eligible to participate in the 2012 Stock Incentive Plan.
Shares Subject to the Plan
Our plan provides that no more than 5.5 million shares of our common stock be reserved for grants under the 2012 Stock Incentive Plan, with up to 1.65 million shares of our common stock (30% of the total available grants) to be granted in the form of restricted shares or restricted stock units under the 2012 Stock Incentive Plan and up to 3.85 million shares of our common stock (70% of the total available grants) to be granted in the form of stock options under the 2012 Stock Incentive Plan.
The shares of our common stock subject to grant under the 2012 Stock Incentive Plan are to be made available from authorized but unissued shares, from treasury shares, from shares purchased on the open market or by private purchase, or a combination of any of the foregoing. To the extent that any award is forfeited, or any stock option or SAR terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of our common stock subject to such awards not delivered as a result thereof will again be available for awards under the 2012 Stock Incentive Plan. If the exercise price of any stock option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of our common stock (by either actual delivery or by attestation), only the number of shares of our common stock issued net of the shares of our common stock delivered or attested to will be deemed delivered for purposes of the limits in the 2012 Stock Incentive Plan. To the extent any shares of our common stock subject to an award are withheld to satisfy the exercise price (in the case of a stock option) and/or the tax withholding obligations relating to such award, such shares of our common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the 2012 Stock Incentive Plan.
In the event of certain extraordinary corporate transactions or events affecting us, the Committee or our board of directors shall make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2012 Stock Incentive Plan, (2) the various maximum limitations set forth in the 2012 Stock Incentive Plan, (3) the number and kind of shares or other securities subject to outstanding awards and (4) the exercise price of outstanding stock options and SARs. In the case of corporate transactions such as a merger or consolidation, such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the shares subject to outstanding awards.
As indicated above, several types of awards can be made under the 2012 Stock Incentive Plan. A summary of these awards is set forth below.
Stock Options and Stock Appreciation Rights
Stock options granted under the 2012 Stock Incentive Plan will be nonqualified stock options. SARs granted under the 2012 Stock Incentive Plan may either be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in tandem with a stock option. A tandem SAR may be granted on the grant date of the related stock option and, if granted, will be exercisable only to the extent that the related stock option is exercisable and will have the same exercise price as the related stock option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related stock option, and the related stock option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.
Each grant of stock options or SARs under the 2012 Stock Incentive Plan will be evidenced by an award agreement that specifies the exercise price, the duration of the award, the number of shares to which the award pertains and such additional limitations, terms and conditions as the Committee may determine. The 2012 Stock Incentive Plan provides that the exercise price of stock options will be determined by the Committee, but may not be less than 100% of the fair market value of the stock underlying the stock options on the date of grant. Award holders may pay the exercise price in cash or, if approved by the Committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of stock options and SARs will be determined by the Committee, but may not exceed 10 years from the date of grant. The Committee will determine the vesting and exercise schedule of stock options and SARs, and the extent to which they will be exercisable after the award holder's services with us terminate.
Restricted Stock
Restricted stock may be granted under the 2012 Stock Incentive Plan with such restrictions as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. The terms and conditions of restricted stock awards (including any applicable performance goals) do not need to be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing shares of restricted stock be held by us. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock under the 2012 Stock Incentive Plan, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock; however, whether and to what extent the recipient will be entitled to receive cash or stock dividends paid or made with respect to the stock, and whether any such dividends will be automatically deferred and/or reinvested in additional restricted stock and held subject to the vesting of the underlying restricted stock, will be set forth in the particular participant's award agreement.
Restricted Stock Units
The Committee may grant restricted stock units payable in cash or shares of our common stock, conditioned upon continued service and/or the attainment of performance goals determined by the Committee. The terms and conditions of restricted stock unit awards granted under the 2012 Stock Incentive Plan (including any applicable performance goals) do not need to be the same with respect to each participant.
Stock-Bonus Awards
The Committee may grant unrestricted shares of our common stock, or other awards denominated in our common stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the Committee determines from time to time in its sole discretion as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.
Stock Awards
The Committee may permit participants to purchase unrestricted shares of our common stock pursuant to the 2012 Stock Incentive Plan at a purchase price per share of our common stock determined by the Committee and set forth in the applicable award agreement. The purchase price of any shares of our common stock subject to such an award must be paid in full at the time of the purchase.
Performance Awards
Under the 2012 Stock Incentive Plan, the Committee may determine that the grant, vesting or settlement of an award granted under the plan may be subject to the attainment of one or more performance goals. In addition, the 2012 Stock Incentive Plan authorizes the Committee to make awards of restricted stock or restricted stock units or stock bonus awards that are conditioned on the satisfaction of pre-established performance criteria.
Termination of Employment
The impact of a termination of employment on an outstanding award granted under the 2012 Stock Incentive Plan, if any, will be set forth in the applicable award agreement.
Treatment of Outstanding Equity Awards following a Change in Control
The 2012 Stock Incentive Plan provides that, unless otherwise set forth in an award agreement, in the event of a change in control (as defined in the Plan), any time-based restricted stock that was forfeitable prior to such change in control will become nonforfeitable, all time-based restricted stock units will be considered earned and payable in full and any restrictions thereon will lapse, any unexercised stock option or SAR, whether or not exercisable on the date of such change in control, will become fully exercisable and may be exercised in whole or in part, and the Committee may determine the level of achievement with respect to any performance-based awards through the date of the change in control. The Committee may make additional adjustments and/or settlements of outstanding awards upon a change in control, including cancelling any awards for cash upon at least 10-days' advance notice to affected participants.
A “change in control” is generally deemed to occur under the 2012 Stock Incentive Plan upon:

(1)
the acquisition by any individual, entity or group of “beneficial ownership” (pursuant to the meaning given in Rule 13d-3 under the Exchange Act) of 35% or more (on a fully diluted basis) of either (a) the outstanding shares of our common stock or (b) the combined voting power of our then outstanding voting securities, with each of clauses (a) and (b) subject to certain customary exceptions;

(2)
a majority of the directors who constituted our board of directors as of the closing of this offering are replaced by directors whose appointment or election is not endorsed by at least two-thirds of the incumbent directors then on the board of directors, subject to certain exceptions;

(3)	approval by our stockholders of our complete dissolution or liquidation; or

(4)
a merger of the Company, the sale or disposition by the Company of all or substantially all of our assets, or any other business combination of the Company with any other corporation, other than any merger or business combination which would result in (a) the voting securities of the Company outstanding immediately prior to the transaction continuing to represent at least 50% of the total voting power of the Company or such surviving entity outstanding immediately after such transaction, (b) no person (other than any employee benefit plan sponsored or maintained by the surviving company) is or becomes the “beneficial owner,” directly or indirectly, of 35% or more of the total voting power of the parent company (or, if there is no parent company, the surviving company) and (c) at least two-thirds of the members of the board of directors of the parent company (or, if there is no parent company, the surviving company) following the consummation of the transaction were members of the board of directors at the time the execution of the initial agreement providing for the transaction was approved.

Notwithstanding the foregoing, a public offering of our common stock pursuant to a registration statement declared effective under the Securities Act, will not constitute a “change in control” under the 2012 Stock Incentive Plan.
Transferability
Awards under the 2012 Stock Incentive Plan are generally not transferable except by will or the laws of descent and distribution or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant's family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.
Amendment and Discontinuance
The 2012 Stock Incentive Plan may be amended, altered, suspended, discontinued or terminated by the Board, but no amendment, alteration, suspension, discontinuation or termination may be made if it would materially impair the rights of a participant (or his or her beneficiary) without the participant's (or beneficiary's) consent, except for any such amendment made to comply with law. The 2012 Stock Incentive Plan may not be amended, altered, suspended, discontinued or terminated without shareholder approval to the extent such approval is required to comply with any tax or regulatory requirement applicable to the Plan, including, from and after the 162(m) Effective Date, as necessary to prevent an award intended to qualify as performance-based compensation under Section 162(m) of the Code to cease to qualify.

Federal Income Tax Consequences
The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to nonqualified stock options and SARs that may be granted under the 2012 Stock Incentive Plan, based upon the U.S. federal tax laws currently in effect. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the 2012 Stock Incentive Plan. The income tax consequences under applicable foreign, state or local tax laws may not be the same as under U.S. federal income tax laws. Participants in the 2012 Stock Incentive Plan are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the 2012 Stock Incentive Plan.
Nonqualified Stock Options and SARs
Upon the grant of a nonqualified stock option or SAR the award holder will not recognize any taxable income and we will not be entitled to a deduction. Upon the exercise of a stock option or SAR, the excess of the fair market value of the shares acquired on the exercise of the stock option or SAR over the exercise price or the cash paid in settlement of the SAR (the “spread”) will constitute compensation taxable to the award holder as ordinary income.
Restricted Stock Units
An award holder will not recognize taxable income at the time of grant of restricted stock units (whether the restricted stock units vest based on the passage of time or performance), and the Company will not be entitled to a tax deduction at such time. An award holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.
Description
This summary of the 2012 Stock Incentive Plan is qualified in its entirety by the actual 2012 Stock Incentive Plan, the final version of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above, the following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater stockholders and any of their immediate family members or entities affiliated with them since January 1, 2012. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.
Registration Rights Agreements
Concurrently with the consummation of the private placement of our common stock in April 2012, we entered into a registration rights agreement for the benefit of our stockholders with respect to our common stock sold in the private placement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, we agreed, at our expense, to file with the SEC within six months following receipt of the GSE Approval a shelf registration statement registering the resale of shares of our common stock sold in the private placement, plus any additional shares of common stock issued in respect thereof whether by share dividend, share distribution, share split or otherwise (the “Shelf Registration Statement”). The Shelf Registration Statement was filed with the SEC on June 21, 2013. We further agreed to cause the Shelf Registration Statement to be declared effective by the SEC as soon as practicable but in any event within six months after the initial filing of such the Shelf Registration Statement.
If the Shelf Registration Statement has not been declared effective by the SEC, or the registrable shares have not been listed for trading on the New York Stock Exchange or the NASDAQ by December 21, 2013 (the "Trigger Date"), the Registration Rights Agreement and our bylaws require us to call a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (the "Special Election Meeting"). The Special Election Meeting must occur as soon as reasonably practicable following the Trigger Date but in no event more than 45 days after the Trigger Date. The Special Election Meeting is described in further detail under "Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law—Special Meetings of Stockholders."
In addition, pursuant to the Registration Rights Agreement, we are required to provide written notice to each stockholder holding registrable shares following the filing of the registration statement, of which this prospectus forms a part, providing for this initial public offering of common stock. Such stockholders have “piggy-back” registration rights that permit them to have shares of common stock owned by them included in this offering upon written notice to us within the prescribed time limit. Each such stockholder's ability to include shares in this offering is subject to the terms of the Registration Rights Agreement. The managing underwriter(s) of this offering may under certain circumstances limit the number of shares owned by such stockholders that are included in this offering, but the managing underwriter(s) may not reduce such stockholders below 25% of the total shares of common stock to be sold in this offering. Stockholders holding registrable shares who elect to include their shares of common stock will not be permitted to sell their shares of our common stock for a period of up to 30 days before and 180 days following the effective date of the registration statement of which this prospectus forms a part (subject to potential limited extensions). Stockholders holding registrable shares who do not elect, despite their right to do so under the Registration Rights Agreement, to include their shares of our common stock for resale on the registration statement of which this prospectus forms a part will not be able to sell their shares of our common stock for a period of up to 60 days following the effective date of the registration statement of which this prospectus forms a part.

We entered into similar registration rights agreements with MAC Financial Ltd., who acquired shares of our common stock and a warrant exercisable for shares of our common stock in connection with our acquisition of MAC Financial, and with FBR Capital Markets & Co., who acquired shares of our common stock in our private placement and hold a warrant exercisable for shares of our common stock. These registration rights agreements provide for up to three demand registrations as well as for piggy-back registration rights that permit them to have shares of common stock owned by them included in this offering upon written notice to use within the prescribed time limit.
Sale of Shares to Our Chief Executive Officer and Chief Financial Officer; Lock-up Agreements Entered into in Connection with Our Private Placement
            In April, 2012, we sold 250,000 shares of Class B non-voting common stock to Messrs. Shuster and Sherwood for nominal consideration.  These shares automatically converted into shares of Class A common stock upon receipt of GSE Approval.  Pursuant to certain lock-up agreements entered into by Messrs. Shuster and Sherwood in conjunction with the private placement, Messrs. Shuster and Sherwood are not permitted to sell any of these shares or any of our other equity securities until 180 days following the effective date of the registration statement of which this prospectus forms a part (subject to potential limited extensions and certain exceptions).  Messrs. McCourt, Dean, Gambs, Ozanne and Scheid entered into similar lock-up agreements in connection with the private placement.

Agreements with FBR Capital Markets & Co. and its Affiliates
Engagement Letter; Right of First Refusal
In connection with the private placement, we entered into an engagement letter with FBR Capital Markets & Co. In the private placement, FBR Capital Markets & Co. received a discount and placement fee of approximately 7% and reimbursement of its out-of-pocket expenses (including legal fees and expenses) totaling approximately $40 million and including amounts discussed in “— Line of Credit” below. Under this engagement letter we granted FBR Capital Markets & Co. the right of first refusal for two years following the completion of the private placement to serve as (i) lead underwriter and sole bookrunner in connection with our initial public offering or subsequent public offering of equity or debt securities or other capital markets financing and sole placement agent in any private offering of equity or debt securities or other capital markets financing, (ii) agent in connection with the exercise of warrants or options to acquire our securities and (iii) dealer-manager with respect to any self-tender by us, and to reimburse FBR Capital Markets & Co. for its out-of-pocket expenses (including legal fees and expenses) incurred in connection with any of these transactions. In connection with any of these transactions, the compensation of FBR Capital Markets & Co. will be determined by agreement between us and FBR Capital Markets & Co. based on compensation customarily paid to leading investment banks acting in such capacities in similar transactions; provided that FBR Capital Markets & Co.'s share of the compensation with respect to any capital raising shall not be less than 7% for this initial public offering (with FBR Capital Markets & Co. receiving no less than 60% of the total economics of the underwriting group), 6% for other offerings of equity and 4% with respect to offerings of debt. See “Underwriting” for additional information about the compensation received by FBR Capital Markets & Co. in connection with this offering.
Line of Credit
On August 19, 2011, in connection with the acquisition of MAC Financial and the private placement, FBR Capital Markets LT, Inc. granted us a line of credit up to an aggregate principal amount of $1.5 million to support legal, accounting and others costs associated with our formation and the capitalization. Under the terms of the line of credit, FBR Capital Markets LT, Inc., made loans to us for legal, accounting and other costs associated with our formation and capitalization, as approved by FBR Capital Markets LT, Inc.
The line of credit was available until April 24, 2012 (the “Availability Period”). We were permitted at any time prior to the termination of the Availability Period, upon written notice to prepay any loan plus accrued interest thereon without premium. Amounts borrowed and repaid by us could not be reborrowed. Interest accrued on the outstanding principal amount of each loan at an interest rate of 14.0%, payable in arrears on the last business day of every month (with our right to defer the payment of interest and such deferred interest bearing interest at the 14% rate, compounded monthly). At the expiration of the Availability Period, the line of credit terminated, and we repaid the principal then outstanding together with accrued interest thereon in cash to FBR Capital Markets LT, Inc. The maximum amount outstanding under the line of credit was approximately $540,000 and we paid a total of approximately $13,000 in interest thereunder.
In addition, as part of the consideration for granting the line of credit, we issued to FBR Capital Markets LT, Inc. the FBR Warrant. FBR Capital Markets LT, Inc. subsequently assigned the FBR Warrant to FBR Capital Markets & Co.
FBR & Co, an affiliate of FBR Capital Markets LT, Inc., was our controlling stockholder prior to the closing of the private placement, and two employees of one or more affiliates of FBR Capital Markets LT, Inc. were among the officers and were our sole directors prior to the closing of the private placement. These individuals resigned as directors and officers of the Company, effective upon the closing of the private placement.
Statement of Policy Regarding Transactions with Related Persons
We have adopted a written policy concerning related party transactions. Pursuant to this policy, our directors and director nominees, executive officers and holders of more than five percent of our common stock, including their immediate family members, will not be permitted to enter into a related party transaction with us in excess of $120,000 without the consent of our Audit Committee. Any request for us to enter into such a transaction, where any such party has a direct or indirect material interest, subject to certain exceptions, will be required to be presented by management to our Audit Committee, which will review and approve or disapprove such proposed transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of September 30, 2013 and as adjusted to reflect the sale of the shares of common stock by the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our named executive officers and directors as a group; and

•	each selling stockholder.
Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o NMI Holdings, Inc., 2100 Powell Street, 12th Floor, Emeryville, California 94608. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 55,637,480 shares of our common stock outstanding as of September 30, 2013 and shares of our common stock outstanding after the completion of this offering. There are currently no shares of our Class B common stock issued and outstanding.
In computing the number of shares of common stock beneficially owned by a person and such person's percentage of ownership of all outstanding shares, we deemed as owned and outstanding for such person those shares of Class A common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2013 or RSUs held by that person that are currently vested or will vest within 60 days of September 30, 2013. We, however, did not deem such shares as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Executive Officers and Directors:
Bradley M. Shuster (1)	634,269	1.1%
John (Jay) M. Sherwood, Jr. (2)	446,475	*
Stanley M. Pachura (3)	62,445	*
James R. McCourt (4)	22,116	*
Michael Embler	—	*
James G. Jones	—	*
Michael Montgomery	—	*
John Brandon Osmon	—	*
James H. Ozanne (5)	10,000	*
Steven L. Scheid (6)	10,000	*
All named executive officers and directors as a group (10 persons)	1,185,305

Greater than 5% Stockholders:
Claren Road Asset Management LLC (7)	7,000,000	12.6
Hayman Capital Management, LP (8)	5,496,500	9.9
Blue Mountain Capital Management LLC (9)	5,436,500	9.8
Perry Corporation Investment Manager (10)	4,000,000	7.2
Amici Capital LLC (11)	3,626,000	6.5
CI Investments Inc. (12)	2,850,000	5.1

Selling Stockholders

*	Represents less than 1% beneficial ownership
(1)	Represents 250,000 shares held in the Shuster Family Trust of which Mr. Shuster and his wife are co-trustees and beneficiaries, 81,769 vested performance shares and 302,500 vested stock options.
(2)	Represents 250,000 shares held in the Sherwood Revocable Trust of which Mr. Sherwood and his wife are co-trustees and beneficiaries, 45,225 vested performance shares and 151,250 vested stock options.
(3)	Represents 3,111 vested performance shares and 59,334 vested stock options.
(4)	Represents 5,067 shares, 1,216 vested performance shares, 6,667 vested stock options and 9,166 shares underlying a warrant.
(5)	Represents 10,000 shares held in the Susan A. Ozanne Trust of which Mr. Ozanne and his wife are co-trustees and beneficiaries.
(6)	Represents 10,000 shares held in the Scheid Family Trust of which Mr. Scheid and his wife are co-trustees and beneficiaries.
(7)
Represents 2,100,000 shares of common stock held by Claren Road Credit Opportunities Master Fund, Ltd. and 4,900,000 shares of common stock held by Claren Road Credit Master Fund, Ltd (the “Funds"). The Funds are Cayman Island private investment vehicles. Claren Road Asset Management, LLC ("Claren Road") serves as investment manager for the Funds. Four natural persons, Messrs. Brian Riano, Sean Fahey, John Eckerson and Albert Marino (collectively, the "Founders") own 45% of Claren Road. The Founders are responsible for the day to day management and control of Claren Road and direct the investment making authority of the Funds. Through various entities, the Carlyle Group ("Carlyle") owns the remaining 55% of Claren Road, but has no investment discretion with respect to the Funds. The address of the Funds and Claren Road is 900 Third Avenue, 29th Floor, New York, NY 10022.

(8)
Represents (i) 5,324,300 shares held by Hayman Capital Master Fund, LP (“Master Fund”) and (ii) 172,200 shares held by LAMP Hayman Capital Fund (“LAMP HCM”). Hayman Capital Management, LP (“HCM”) is the managing general partner of Master Fund and has the authority to vote proxies on behalf of Master Fund and has discretionary investment authority over the portfolio held by Master Fund. HCM is the investment manager to LAMP HCM and has the authority to vote proxies on behalf of LAMP Funds (IRE) 1 Public Limited Company (“LAMP”) and has discretionary authority over the portfolio held by LAMP. LAMP Funds (Ire) plc. is the controlling entity of LAMP. Hayman Investment LLC is the general partner of HCM and is a holder of a limited partnership interest in HCM. The Bass Family Revocable Trust and the Bass Descendants Trust Nos. 1 and 2 are each holders of the limited partnership interest in HCM. J Kyle Bass and Mary Kathryn Bass and their minor children are beneficiaries of these trusts. Hayman Offshore Management, Inc. is the administrative general partner of Master Fund. J Kyle Bass is the sole shareholder of Hayman Offshore Management, Inc. The address for HCM, Master Fund, Hayman Investment LLC and LAMP HCM is 2101 Cedar Springs Drive, Suite 1400, Dallas, Texas, 75201. The address for LAMP Funds (Ire) plc. is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

(9)
Represents (i) 2,825,436 shares held by Blue Mountain Credit Alternatives Master Fund L.P. (“BM Credit Alternatives”), (ii) 1,227,777 shares held by BlueMountain Long/Short Credit Master Fund L.P. (“BM Long/Short Credit”), (iii) 495,658 shares held by BlueMountain Distressed Master Fund L.P. (“BM Distressed”), (iv) 395,560 shares held by BlueMountain Timberline Ltd. (“BM Timberline”), (v) 296,859 shares held by BlueMountain Kicking Horse Fund L.P. (“BM Kicking Horse”), and (vi) 195,210 shares held by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC (“AAI”, together with BM Credit Alternatives, BM Long/Short Credit, BM Distressed, BM Timberline and BM Kicking Horse, the “BlueMountain Funds”). The members of the Investment Committee of BlueMountain Capital Management, LLC, the investment manager of the BlueMountain Funds, exercise voting and dispositive power over the shares held by the BlueMountain Funds. The members of such investment committee are Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, Derek Smith, David Rubenstein, Peter Greatrex and Jes Staley. The address of BM Credit Alternatives, BM Long/Short Credit, BM Distressed, BM Timberline and BM Kicking Horse is c/o Maples Corporate Services Limited, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KYI-1104. The address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

(10)
Represents (i) 2,810,800 shares held by Perry Partners International Master, Inc. (“PPIM”) and (ii) 1,189,200 shares held by Perry Partners L.P. (“PPLP”). Perry Corp. serves as the investment manager to PPIM and has voting and investment power over the shares held by PPIM. Perry Corp. serves as the general partner of PPLP and has voting and investment power over the shares held by PPLP. Richard C. Perry is the President and sole stockholder of Perry Corp. The address of Perry Corp., PPIM and PPLP is c/o Perry Capital LLC, 767 Fifth Avenue, 19th Floor, New York, New York, 10153.

(11)
Represents (i) 1,794,177 shares held by Amici Offshore, Ltd. (“Offshore”), (ii) 1,157,233 shares held by Amici Qualified Associates, L.P. (“Qualified Associates”), (iii) 388,921 shares held by Amici Associates, LP (“Associates”) and (iv) 285,669 shares held by The Collectors’ Fund L.P. (“Collectors”). Amici Capital, LLC (“Amici Capital”) is a registered investment advisor acting on behalf of Offshore, Qualified Associates, Associates and Collectors and has voting and dispositive power over the shares owned by Offshore, Qualified Associates, Associates and Collectors. CF Advisors, LLC is the general partner of Qualified Associates, Associates and Collectors. Paul E. Orlin and A. Alex Porter are the managing members of Amici Capital and of CF Advisors, LLC. The address for Offshore, Qualified Associates, Associates, Collectors and Amici Capital, LLC is 666 5th Avenue, Suite 3403, New York, New York 10103.

(12)
Represents (i) 903,400 shares held by Signature Income & Growth Fund, (ii) 560,400 shares held by Signature Select Canadian Fund, (iii) 363,750 shares held by Signature Select Canadian Corporate Class, (iv) 335,150 shares held by Signature Canadian Balanced Fund, (v) 169,700 shares held by CI Signature Balanced Fund, (vi) 157,000 shared held by Signature Dividend Fund, (vii) 87,900 shares held by CI Global Fund, (viii) 137,700 shares held by Signature Global Income & Growth Fund, (ix) 74,800 shares held by Signature Dividend Corporate Class, (x) 29,100 shares held by Signature Select Global Fund and (xi) 18,500 shares held by CI Global Corporate Class (collectively, the “CI Funds”). (xii) 12,600 shares held by CI Signature Canadian Equity Plus. CI Investments Inc. is the manager of each of the CI Funds. Eric Bushell, John Hadwen and Goshen Benzaquen are employees of Signature Global Asset Management an internal business unit of CI Investments Inc., and together with CI Investments Inc. share voting and dispositive power over the shares held by the CI Funds. The address of the CI Funds is 2 Queen Street East, 20th Floor, Toronto, Ontario, Canada, M5C 3G7.

DESCRIPTION OF CAPITAL STOCK
The following descriptions include summaries of the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws. Because it is a summary, it may not contain all the information that is important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the second amended and restated certificate of incorporation and amended and restated by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
Our certificate of incorporation authorizes us to issue 250,000,000 shares of our common stock, $0.01 par value per share, 250,000 shares of Class B non-voting common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 per share.
Prior to the April 2012 private placement, we issued all 250,000 authorized shares of our Class B non-voting common stock to Messrs. Shuster and Sherwood for nominal consideration. Upon receipt of GSE Approval, each share of Class B non-voting common stock issued and outstanding was automatically converted into, and became entitled to the rights set forth herein, or that otherwise may exist at law, associated with, one fully paid and non-assessable share of Class A common stock without any action by the holder or by us. Pursuant to our certificate of incorporation, the shares of Class B non-voting common stock that have been converted have been retired and may not be reissued.
As of September 30, 2013, 55,637,480 shares of our common stock were outstanding. No shares of Class B non-voting common stock are outstanding, and we do not currently intend to issue any such shares in the future. In addition, no shares of preferred stock are outstanding.
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Each holder of our Class A common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. Except as otherwise provided by law, our certificate of incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.
Dividends
Holders of common shares are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” In no event will any stock dividends or stock splits or combinations of stock be declared or made on the Class A common stock or Class B non-voting common stock unless the shares of Class A common stock and Class B non-voting common stock at the time outstanding are treated equally and identically; provided that, in the event of a dividend on common shares, shares of Class A common stock will only be entitled to receive shares of Class A common stock and shares of Class B non-voting common stock will only be entitled to receive shares of

Class B non-voting common stock.
Liquidation
If we liquidate, dissolve or wind-up, (i) the rights of the holders of any outstanding shares of preferred stock will first be satisfied; and (ii) thereafter, the holders of the Class A common stock will be entitled to receive all of our remaining assets of whatever kind available for distributions to such holders. Holders of the Class B non-voting common stock will not be entitled to receive any of our assets of whatever kind on a voluntary or involuntary liquidation, dissolution or winding up.
Preemptive or Other Rights
Holders of our common stock have no preemptive or conversion rights or other subscription rights (other than the Participation Right described below) and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
Participation Right
Our certificate of incorporation provides that, in the event that we seek to raise additional capital through a sale of equity securities (as well as rights, options or warrants to purchase equity securities or securities that may be or become convertible or exchangeable into or exercisable for equity securities) at any time until our common stock begins trading on a national securities exchange, subject to the terms and conditions set forth in our certificate of incorporation, each holder of common stock, subject to the following proviso, will have the right (the “Participation Right”) to purchase its pro rata share of such equity securities in any such capital raise, on the terms and conditions of such capital raise; provided that the Participation Right will only apply to stockholders holding at least 1% of our outstanding common stock on the record date set by our Board for determining such stockholders, which record date shall be at least 15 days prior to the closing of such capital raise. Shareholders having the Participation Right will have 10 days after notice is given to them to determine whether to exercise this right. Any shares purchased pursuant to the Participation Right will constitute Registrable Shares (as defined in the Registration Rights Agreement). The Participation Right will not apply to any issuances in a registered public offering or any issuances pursuant to the 2012 Stock Incentive Plan.
Preferred Stock
Our certificate of incorporation authorizes our Board to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our Board determines the specific rights attached to that class or series of preferred stock.
Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law
Special Meetings of Stockholders
Our bylaws generally provide that special meetings of our stockholders may be called only by the Chairman of the Board, the president or by resolution of the Board. Stockholders are not permitted to call a special meeting or require our Board to call a special meeting, except that the Special Election Meeting may be called (if not called by the Board) by holders of at least 5% of the outstanding common stock if the Shelf Registration Statement has not been declared effective, or the shares of our common stock have not become listed on the New York Stock Exchange or the NASDAQ, within the earlier of six months after we filed such registration statement and 12 months following the receipt of GSE Approval. The Special Election Meeting may be called solely for the purposes of: (i) considering and voting upon proposals to remove each of our then-serving directors and (ii) electing such number of directors as there are then vacancies on our Board (including any vacancies created by the removal of any director at the Special Election Meeting). Nominations of individuals for election to our Board at the Special Election Meeting may only be made (a) by or at the direction of our Board or (b) upon receipt by us of a written notice of any holder or holders of shares of Class A common stock entitled to cast, or direct the casting of, at least 5% of all the votes entitled to be cast at the Special Election Meeting, which notice must contain certain information as specified in our bylaws and be delivered to us within 15 days after delivery of the notice of the Special Election Meeting.
At any special meeting of our stockholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of our Board or otherwise properly brought before the special meeting by or at the direction of our Board.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders (other than the Special Election Meeting), must provide timely notice of their intent in writing. To be timely, a stockholder's notice must be delivered to our principal executive offices no fewer than 90 days nor more than 120 days prior to the meeting. Our bylaws will also specify certain requirements as to the form and content of a stockholder's notice, including the stockholder's ownership of the Company, synthetic equity transactions engaged in by the stockholder related to the Company, any proxies or voting agreements pursuant to which such stockholder has a right to vote shares of the Company, any stock borrowing agreements entered into by the stockholder related to the Company, any performance related fees the stockholder is entitled to based on changes in the value of the stock of the Company and any other information that would be required to be made in connection with a solicitation of proxies by such stockholder pursuant to Section 14(a) of the Exchange Act. Our bylaws also include that such stockholder provide information concerning each item of business proposed by the stockholder and individuals nominated for election as a director, as applicable. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.
No Stockholder Action by Written Consent
Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders.

Stockholder-Initiated Bylaw Amendments
Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of our common stock; provided that the bylaws relating to the Special Election Meeting may only be amended by holders of at least 75% of the outstanding Registrable Shares (as defined in the Registration Rights Agreement). Additionally, our bylaws may be amended, altered or repealed by the Board by a majority vote.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock (other than shares of Class B non-voting common stock that have been converted to shares of Class A common stock (see -"General", above) are available for future issuances without stockholder approval, subject to applicable stock exchange rules, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the DGCL
We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification Matters
As permitted by the DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director's duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law, and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the DGCL, our certificate of incorporation provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•
we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

In addition, we have entered into indemnification agreements with certain of our directors pursuant to which each such director will be indemnified as described above (or furnished contribution by us if indemnification is unavailable) and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined that such director is not entitled to indemnification for such costs and expenses.
Listing
We have applied to list our common stock on the NASDAQ under the symbol “NMIH.”

Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of our common stock, or the perception that such issuances or sales could occur, could cause the market price of our common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of securities.
Upon completion of this offering, we will have shares of common stock issued and outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements referenced below, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act or such shares are registered for resale as described below under “—
Registration Rights Agreements.”

Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), will be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about us.
Lock-Up Agreements
See “Underwriting” for a description of lock-up agreements entered into with the underwriters in connection with this offering. See also “— Registration Rights Agreements” for a description of the lock-up restrictions contained in the Registration Rights Agreement and “Certain Relationships and Related Party Transactions - Sale of Shares to Our Chief Executive Officer and Chief Financial Officer; Lock-up Agreements Entered into in Connection with Our Private Placement” for a description of the lock-up restrictions entered into by certain of our executive officers and directors in connection with our private placement.
Under the terms of the lock-up agreements referenced above, after giving effect to the sale of shares of our common stock by selling stockholders in this offering, existing holders of approximately shares of our common stock, including all of our officers and directors, may not sell such shares until 180 days after the date of this prospectus, subject to certain exceptions; and holders of approximately shares of our common stock not otherwise locked up as described above may not sell such shares until 60 days following the effectiveness of the registration statement of which this prospectus is a part. These time periods may be subject to waiver and/or extension in the manner described in the sections noted above.
Form S-8 Registration Statement
In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of 5,500,000 million shares of our common stock reserved for issuance under our incentive programs. That registration statement will become effective upon filing, and shares of our common stock covered by such registration statement are eligible for sale in the public market immediately after the effectiveness of such registration statement (unless held by affiliates), subject to the lock-up restrictions entered into by our executive officers in connection with our private placement and with this offering. See "Certain Relationships and Related Party Transactions - Sale of Shares to Our Chief Executive Officer and Chief Financial Officer; Lock-up Agreements Entered into in Connection with Our Private Placement” and “Underwriting.”
Registration Rights Agreements
As described under "Certain Relationships and Related Party Transactions — Registration Rights Agreements," pursuant to the Registration Rights Agreement, we are required to provide written notice to each stockholder holding registrable shares following the filing of the registration statement, of which this prospectus forms a part, providing for this initial public offering of common stock. Such stockholders have “piggy-back” registration rights that permit them to have shares of common stock owned by them included in this offering upon written notice to us within the prescribed time limit. Each such stockholder's ability to include shares in this offering is subject to the terms of the Registration Rights Agreement. The managing underwriter(s) of this offering may under certain circumstances limit the number of shares owned by such stockholders that are included in this offering, but the managing underwriter(s) may not reduce such stockholders below 25% of the total shares of common stock to be sold in this offering. Stockholders holding registrable shares who elect to include their shares of common stock in this offering will not be permitted to sell their shares of our common stock for a period of up to 30 days before and 180 days following the effective date of the registration statement of which this prospectus forms a part (subject to potential limited extensions). Stockholders holding registrable shares who do not elect, despite their right to do so under the Registration Rights Agreement, to include their shares of our common stock in this offering will not be able to sell their shares of our common stock for a period of up to 60 days following the effective date of the registration statement of which this prospectus forms a part.
We entered into similar registration rights agreements with MAC Financial Ltd., who acquired shares of our common stock and a warrant exercisable for shares of our common stock in connection with our acquisition of MAC Financial, and with FBR Capital Markets & Co., who acquired shares of our common stock in our private placement and hold a warrant exercisable for shares of our common stock. These registration rights agreements provide for up to three demand registrations as well as for piggy-back registration rights.

MATERIAL U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and other applicable authorities in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or D.C., or a non-U.S. corporation treated as such;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner will generally depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as partners in a partnership holding shares of our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.
This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, brokers or dealers in securities, traders in securities that elect mark-to-market treatment, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment and certain U.S. expatriates). Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX

CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Dividends
In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder's shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder's shares of our common stock, as gain from the sale or exchange of such stock.
Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.
Gain on Sale or Other Disposition of Common Stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax or, subject to the discussion "Withholdable Payments to Foreign Financial Entities and Other Foreign Entities," below under the headings “Backup Withholding, Information Reporting and Other Reporting Requirements” withholding tax on any gain realized upon the sale or other disposition of shares of our common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder's holding period of our common stock and certain other conditions are satisfied. We believe that we are currently not, and we do not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.
Backup Withholding, Information Reporting and Other Reporting Requirements
We must report annually to the IRS and to each non-U.S. holder the amount of distributions made to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information may be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.
U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•
a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business,

Information reporting will apply unless the broker has documentary evidence in its records that the owner is a non-U.S. holder and certain other conditions are satisfied, or the non-U.S. holder otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). In addition, backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the non-U.S. holder is a United States person.
Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock after June 30, 2014 to, and on gross proceeds from the sales or other dispositions of our common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement between us, the selling stockholders and the underwriters named below, for whom FBR is acting as representative, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	Shares

FBR Capital Markets & Co.

Total

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.
The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $ per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $ per share to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters.
Over-Allotment Option. We and the selling stockholders have granted to the underwriters an option to purchase up to additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.
Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No	Full
	Exercise	Exercise

Per Share	$	$
Total	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its out-of-pocket expenses incurred in connection with this offering up to $ in the aggregate, including road show costs and expenses incurred in connection with this offering, and FBR’s disbursements for the fees and expenses of underwriters’ counsel. FBR has agreed to reimburse us for our actual out of pocket expenses, up to a maximum amount of three (3%) percent of the gross proceeds received from the sale of our common stock to investors other than FBR or its affiliates (the “Expense Reimbursement”). In the event the Expense Reimbursement is less than three (3%) percent of the gross proceeds received from the sale of our common stock to investors other than FBR or its affiliates, FBR has agreed to forego the portion of the expense reimbursement referenced above equal to (i) three (3%) percent of the gross proceeds received from the sale of our common stock to investors other than FBR or its affiliates, less (ii) the Expense Reimbursement (which amount shall not be less than zero). We estimate that the total expenses of the offering payable by us, taking into account the Expense Reimbursement and excluding underwriting discounts and commissions, will be approximately $ million.
Listing. We have applied to list our common stock on the NASDAQ. We have reserved the trading symbol “NMIH.” In order to meet the requirements for listing on that exchange, the underwriters intend to sell at least the minimum number of shares to at least the minimum number of beneficial owners as required by that exchange.
Stabilization. In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Lock-Up Agreements. We, and each of our directors and executive officers and the selling stockholders, have entered into lock-up agreements restricting sales of our common stock during the 180 days following the date of the offering, subject to certain exceptions. In addition, substantially all of our other stockholders are parties to one or more registration rights agreements preventing them from selling their shares of our common stock for a period of up to 60 days following the effective date of this Registration Statement. See “Shares Available for Future Sale - Lock-Up Agreements,” “Certain Relationships and Related Party Transactions-Registration Rights Agreements” and “Certain Relationships and Related Party Transactions - Sale of Shares to Our Chief Executive Officer and Chief Financial Officer; Lock-up Agreements Entered into in Connection with Our Private Placement” for more information.
Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered in this offering.
IPO Pricing. Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in these negotiations were: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; previous trading prices for our common stock in the private market and market valuations of publicly traded companies that we and the representative believe to be comparable to us.
Certain Information and Fees. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter or selling group member and should not be relied upon by investors.
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Other Relationships. FBR may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR may in the future receive customary fees. For services that FBR has provided to us previously and that we agreed to in connection with the private placement, see “Certain Relationships and Related Party Transactions-Agreements with FBR Capital Markets & Co. and its Affiliates-Engagement Letter; Right of First Refusal.”
Notice to Prospective Investors in the EEA
In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
     (a)      to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
     (b)      to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
     (c)      it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
     (d)      in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a. a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b.a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:
a.to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
b.where no consideration is or will be given for the transfer;
c.where the transfer is by operation of law;
d.as specified in Section 276(7) of the SFA; or
e.as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

ADDITIONAL INFORMATION
Legal Matters
The validity of our common stock and other certain legal matters have been passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. Sidley Austin LLP, Chicago, Illinois, is acting as counsel to the underwriters.
Experts
We have included the consolidated financial statements of NMI Holdings, Inc. (Successor entity) as of and for the six months ending June 30, 2013 and June 30, 2012, as of and for the year ended December 31, 2012, as of December 31, 2011, for the period May 19, 2011 (date of inception of successor entity) through December 31, 2011 and for the period May 19, 2011 (date of inception of successor entity) through June 30, 2013. We have also included the financial statements of our Predecessor entity, MAC Financial Holding Corporation, as of and for the period from January 1, 2012 through April 24, 2012 (date of purchase of Predecessor entity), as of and for the year ended December 31, 2011, and for the period from July 6, 2009 (date of inception of Predecessor entity) through April 24, 2012. These financial statements have been so included in reliance on the reports of BDO USA, LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.nationalmi.com. Our website, and the information contained on or accessible through our website are not part of this prospectus.
As a result of this offering, we will become subject to the reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of such fiscal year containing unaudited interim financial statements.

INDEX TO FINANCIAL STATEMENTS

SUCCESSOR FINANCIAL STATEMENTS
NMI Holdings, Inc. (A Development Stage Company) -- Consolidated Financial Statements for the Period Ended June 30, 2013
Consolidated Balance Sheets June 30, 2013 (Unaudited) and December 31, 2012	F-2
Consolidated Statements of Operations and Comprehensive Income (Unaudited) for the Three Months Ended and Six Months Ended June 30, 2013 and for the Period from May 19, 2011	F-3
Consolidated Statements of Changes in Shareholders' Equity (Unaudited) for the Period from January 1, 2013 to June 30, 2013, for the Year Ended December 31, 2012 and for the period from May 19, 2011 (inception) to June 30, 2013.
F-4
Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2013 and 2012 and for the Period from May 19, 2011 (inception) to June 30, 2013	F-5
Notes to Consolidated Financial Statements	F-6

NMI Holdings, Inc. (A Development Stage Company) -- Consolidated Financial Statements for the Year Ended December 31, 2012
Report of Independent Registered Public Accounting Firm	F-24
Consolidated Balance Sheets December 31, 2012 and 2011	F-25
Consolidated Statements of Operations and Comprehensive Income for the Year Ended December 31, 2012 and for the period from May 19, 2011 (inception) to December 31, 2011 and for the Period from May 19, 2011 (inception) to December 31, 2012
F-26
Consolidated Statements of Changes in Shareholders' Equity for the Period from May 19, 2011 (inception) to December 31, 2011, for the Year Ended December 31, 2012 and for the Period from May 19, 2011 (inception) to December 31, 2012
F-27
Consolidated Statements of Cash Flows for the Year Ended December 31, 2012 and for the period from May 19, 2011 (inception) to December 31, 2011 and for the Period from May 19, 2011 (inception) to December 31, 2012
F-28
Notes to Consolidated Financial Statements	F-29

PREDECESSOR FINANCIAL STATEMENTS
MAC Financial Holdings Corporation (A Development Stage Company) -- Consolidated Financial Statements for the Period Ended April 24, 2012 and the Year Ended December 31, 2011
Report of Independent Registered Public Accounting Firm	F-44
Consolidated Balance Sheets April 24, 2012 and December 31, 2011	F-45
Consolidated Statements of Operations for the Period from January 1, 2012 to April 24, 2012, the Period from July 6, 2009 (inception) to April 24, 2012, the Year Ended December 31, 2011, and the Period from July 6, 2009 (inception) to December 31, 2011
F-46
Consolidated Statements of Changes in Shareholders' Equity for the Period ended April 24, 2012, the Period from July 6, 2009 (inception) to April 24, 2012, the Year Ended December 31, 2011, and the Period from July 6, 2009 (inception) to December 31, 2011
F-47
Consolidated Statements of Cash Flows for the Period from January 1, 2012 to April 24, 2012, the Period from July 6, 2009 (inception) to April 24, 2012, the Year Ended December 31, 2011, and the Period from July 6, 2009 to December 31, 2011
F-48
Notes to Consolidated Financial Statements	F-49

CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30, 2013	December 31, 2012
Assets
Investments, available-for-sale, at fair value:
Fixed maturities (amortized cost of $436,793,468 and $0 as of June 30, 2013 and December 31, 2012, respectively)	$427,471,707	$—
Short-term investments	—	4,864,206
Total investment portfolio	427,471,707	4,864,206
Cash and cash equivalents	25,940,653	485,855,418
Accrued investment income	2,104,728	—
Prepaid expenses	956,727	416,861
Restricted cash	—	40,338,155
Goodwill and other intangible assets	3,634,197	3,634,197
Software and equipment, net	8,786,020	7,550,095
Other assets	55,579	108,802
Total Assets	$468,949,611	$542,767,734
Liabilities
Accounts payable and accrued expenses	$6,416,042	$8,707,573
Placement fees payable	—	38,305,405
Purchase consideration payable	—	2,032,750
Warrant liability	5,921,276	4,841,765
Deferred tax liability	132,600	132,600
Total Liabilities	12,469,918	54,020,093
Commitments and Contingencies

Shareholders' Equity
Common stock - Class A shares, $0.01 par value, 55,637,480 and 55,250,100 shares issued and outstanding as of June 30, 2013 and December 31, 2012, respectively (250,000,000 shares authorized)	556,375	552,501
Common stock - Class B shares, $0.01 par value, 0 shares issued and outstanding as of June 30, 2013 and 250,000 shares issued and outstanding (250,000 authorized) as of December 31, 2012	—	2,500
Additional paid-in capital	522,312,405	517,032,619
Accumulated other comprehensive (loss) income	(9,321,761)	559
Deficit accumulated during the development phase	(57,067,326)	(28,840,538)
Total Shareholders' Equity	456,479,693	488,747,641
Total Liabilities and Shareholders' Equity	$468,949,611	$542,767,734

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Period from May 19, 2011 (inception) to June 30
	2013	2012	2013	2012	2013
Revenues
Direct premiums written	$1,037	$—	$1,037	$—	$1,037
(Increase) decrease in unearned premium	—	—	—	—	—
Net premiums earned	1,037	—	1,037	—	1,037
Net investment income	1,406,902	—	1,816,789	—	1,822,614
Realized investment gains	452,359	—	480,709	—	480,709
Loss from change in fair value of warrant liability	(1,114,619)	—	(1,079,511)	—	(801,707)
Total Revenues	745,679	—	1,219,024	—	1,502,653
Expenses
Payroll and related	7,596,718	1,829,327	13,806,018	1,829,327	25,364,932
Share-based compensation	3,845,748	1,045,881	6,859,073	1,045,881	12,974,433
Depreciation and amortization	1,787,656	—	1,846,748	—	1,849,665
Professional fees	1,579,374	354,499	2,669,853	438,755	5,044,546
Information technology	1,188,904	—	2,126,819	—	2,999,272
Travel and related costs	288,240	172,782	702,868	196,868	1,428,332
Rent and office expenses	211,415	26,838	312,809	26,838	545,801
Accounting and auditing	133,137	44,225	261,979	44,225	578,349
Board of Directors fees and related costs	97,500	486,834	195,000	486,834	1,083,012
State licensing fees and related costs	21,382	154,938	52,868	154,938	236,228
Consulting fees	14,520	90,000	101,081	357,419	2,024,808
Finance fees and interest expense	—	1,619,569	—	1,628,635	1,632,364
Loss on impairment	—	—	—	—	1,200,000
Other	255,167	371,430	510,696	372,430	1,608,237
Total Expenses	17,019,761	6,196,323	29,445,812	6,582,150	58,569,979
Net Loss	$(16,274,082)	$(6,196,323)	$(28,226,788)	$(6,582,150)	$(57,067,326)

Share Data
Basic and Diluted loss per share	$(0.29)	$(0.15)	$(0.51)	$(0.33)	$(1.81)
Weighted average common shares	55,629,932	40,252,847	55,565,374	20,126,474	31,448,608

Other Comprehensive Loss (net of tax)
Unrealized holding loss for the period included in accumulated other comprehensive income	(10,209,583)	—	(9,322,320)	—	(9,321,761)
Other Comprehensive Loss (net of tax)	(10,209,583)	—	(9,322,320)	—	(9,321,761)
Total Comprehensive Loss	$(26,483,665)	$(6,196,323)	$(37,549,108)	$(6,582,150)	$(66,389,087)

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
	Common stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Phase	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Period from year-ended December 31, 2011
Balance, December 31, 2011	100	$1	—	$—	$—	$—	$(1,348,825)	$(1,348,824)
Issuance of Class A shares of common stock	55,000,000	550,000	—	—	508,419,759	—	—	508,969,759
Issuance of Class B shares of common stock	—	—	250,000	2,500	—	—	—	2,500
Issuance of common stock related to acquisition of subsidiaries	250,000	2,500	—	—	2,497,500	—	—	2,500,000
Share-based compensation expense	—	—	—	—	6,115,360	—	—	6,115,360
Change in unrealized investment gains	—	—	—	—	—	559	—	559
Net loss	—	—	—	—	—	—	(27,491,713)	(27,491,713)
Balance, December 31, 2012	55,250,100	$552,501	250,000	$2,500	$517,032,619	$559	$(28,840,538)	$488,747,641
Period from May 19, 2011 (inception) to June 30, 2013
Balance, May 19, 2011	—	$—	—	$—	$—	$—	$—	$—
Issuance of Class A shares of common stock	55,137,480	551,375	—	—	506,840,472	—	—	507,391,847
Issuance of Class B shares of common stock	—	—	250,000	2,500	—	—	—	2,500
Conversion of Class B shares of common stock into Class A shares of common stock	250,000	2,500	(250,000)	(2,500)	—	—	—	—
Issuance of common stock related to acquisition of subsidiaries	250,000	2,500	—	—	2,497,500	—	—	2,500,000
Share-based compensation expense	—	—	—	—	12,974,433	—		12,974,433
Change in unrealized investment gains	—	—	—	—	—	(9,321,761)	—	(9,321,761)
Net loss	—	—	—	—	—	—	(57,067,326)	(57,067,326)
Balance, June 30, 2013	55,637,480	$556,375	—	$—	$522,312,405	$(9,321,761)	$(57,067,326)	$456,479,693
For the six months ended June 30, 2013
Balance, December 31, 2012	55,250,100	$552,501	250,000	$2,500	$517,032,619	$559	$(28,840,538)	$488,747,641
Issuance of Class A shares of common stock	137,380	1,374	—	—	(1,579,287)	—	—	(1,577,913)
Conversion of Class B shares of common stock into Class A shares of common stock	250,000	2,500	(250,000)	(2,500)	—	—	—	—
Share-based compensation expense	—	—	—	—	6,859,073	—	—	6,859,073
Change in unrealized investment gains	—	—	—	—	—	(9,322,320)	—	(9,322,320)
Net loss	—	—	—	—	—	—	(28,226,788)	(28,226,788)
Balance, June 30, 2013	55,637,480	$556,375	—	$—	$522,312,405	$(9,321,761)	$(57,067,326)	$456,479,693
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012	For the Period from May 19, 2011 (inception) to June 30, 2013
Cash Flows from Operating Activities
Net loss	$(28,226,788)	$(6,582,150)	$(57,067,326)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,859,073	1,045,881	12,974,433
Warrants issued in connection with line of credit	—	1,619,569	1,619,569
Loss from change in fair value of warrant liability	1,079,511	—	801,707
Realized investment gains	(480,709)	—	(480,709)
Loss on impairment	—	—	1,200,000
Depreciation and other amortization	2,712,532	—	2,715,449
Accrued investment income	(2,104,728)	—	(2,110,553)
Changes in operating assets and liabilities:
Prepaid expenses	(539,866)	(63,477)	(956,727)
Other assets	53,223	(43,095)	(51,773)
Accounts payable and accrued expenses	(2,291,531)	(677,317)	3,615,072
Net Cash Used in Operating Activities	(22,939,283)	(4,700,589)	(37,740,858)
Cash Flows from Investing Activities
Purchase of short-term investments	(509,964)	—	(5,371,592)
Purchase of fixed maturities	(552,174,473)	—	(552,174,473)
Proceeds from maturity of short-term investments	5,375,000	—	5,375,000
Proceeds from sale of fixed maturities	114,994,540	—	114,994,540
Purchase of software and equipment	(3,082,672)	(77,764)	(5,529,176)
Acquisition of subsidiaries	—	(2,500,000)	(2,500,000)
Net Cash Used in Investing Activities	(435,397,569)	(2,577,764)	(445,205,701)
Cash Flows from Financing Activities
Payments on line of credit	—	(205,318)	—
Taxes paid related to net share settlement of equity awards	(1,577,913)	—	(1,577,913)
Issuance of common stock	—	510,465,124	510,465,125
Net Cash (Used in) Provided by Financing Activities	(1,577,913)	510,259,806	508,887,212
Net (Decrease) Increase in Cash and Cash Equivalents	(459,914,765)	502,981,453	25,940,653
Cash and Cash Equivalents, beginning of period	$485,855,418	$1	$—
Cash and Cash Equivalents, end of period	25,940,653	502,981,454	25,940,653

Supplemental Disclosures of Cash Flow Information
Restricted Cash	—	20,830,488	40,338,155
Noncash Financing Activities
Conversion of Class B shares of common stock into Class A shares of common stock	2,500	—	2,500
Acquisition of subsidiaries
Warrants issued in connection with acquisition of subsidiaries	$—	$3,500,000	$3,500,000
Common stock issued in connection with acquisition of subsidiaries	—	2,500,000	2,500,000

See accompanying notes to consolidated financial statements.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Organization

NMI Holdings, Inc. (A Development Stage Company) ("the Company"), a Delaware corporation, was formed in May 2011 with the intention of providing private mortgage guaranty insurance. From May 2011 through March 2013, the Company's activities were limited to raising capital, seeking to acquire the assets and approvals necessary to become a private mortgage guaranty insurance provider and hiring personnel. In April 2013, the Company, through its primary insurance subsidiary, began writing it's first mortgage insurance policies. The accompanying consolidated financial statements include the accounts of NMI Holdings, Inc. and its wholly-owned subsidiaries, National Mortgage Insurance Corporation ("NMIC"), previously named Mortgage Assurance Corporation, National Mortgage Reinsurance Inc One ("NMI Re One"), previously named Mortgage Assurance Reinsurance Inc One, and National Mortgage Reinsurance Inc Two ("NMI Re Two"), previously named Mortgage Assurance Reinsurance Inc Two.

On November 30, 2011, the Company entered into an agreement with MAC Financial Ltd. to acquire MAC Financial Holding Corporation and its subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance Inc One and Mortgage Assurance Reinsurance Inc Two, for approximately $8.5 million in cash, common stock and warrants plus the assumption of approximately $1.3 million in liabilities ("MAC Acquisition"). In addition, the Company incurred $0.1 million in tax liabilities as a result of the acquisition of certain indefinite-lived intangibles. The acquisition was completed in April 2012.

In April 2012, the Company offered 55.0 million shares of common stock at an issue price of $10.00 per share. Gross proceeds from the offering were $550.0 million. Net proceeds from the offering, after an approximate 7% underwriting fee and other offering expenses, were approximately $510.3 million. The fee was escrowed for the benefit of FBR Capital Markets and Co. ("FBR"). The escrow account was released to FBR upon the Company's receipt of approval from Federal National Home Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") ("GSE Approval"). An additional $1.5 million in offering expenses were paid upon GSE approval in January 2013.

Under the terms of the offering, the Company had nine months from the date of its last offering memorandum (until January 17, 2013) to obtain GSE Approval ("GSE Approval Deadline"). The Company was approved as an eligible mortgage guaranty insurer by Freddie Mac and Fannie Mae, on January 15, 2013 and January 16, 2013, respectively, subject to maintaining certain conditions.
2. Basis of Presentation and Summary of Accounting Principles

Basis of Presentation

The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). All material intercompany accounts have been eliminated. The accounts of the Company and its subsidiaries are maintained in US dollars. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as of the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers items such as certificates of deposit and money market funds with original maturities of 90 days or less to be cash equivalents.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The Company had approximately $40.3 million in restricted cash as of December 31, 2012. The restricted cash balance was comprised of two escrow accounts that were initially funded on April 24, 2012 with an agreement that the funds would be released upon GSE Approval. The restricted cash was payable to FBR and MAC Financial Ltd. and was released from escrow on January 23, 2013. There was no restricted cash as of June 30, 2013.

Investments

The Company has designated its investment portfolio as available-for-sale and is reported at fair value. The related unrealized gains and losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive (loss) income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

Purchases and sales of investments are recorded on a trade date basis. Net investment income is recognized when earned and includes interest and dividend income together with amortization of market premiums and discounts using the effective yield method and is net of investment management fees and other expenses. For asset-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the change in effective yields and maturities are recognized on a prospective basis through yield adjustments.

Each quarter the Company evaluates the investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, the Company considers several factors including, but not limited to:

•	the Company's intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery;

•	severity and duration of the decline in fair value;

•	the financial condition of the issuer;

•	failure of the issuer to make scheduled interest or principal payments;

•	recent credit downgrades of the applicable security or the issuer below investment grade; and

•	adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance, a debt security impairment is deemed other than temporary if (1) the Company either intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery or (2) the Company does not expect to collect cash flows sufficient to recover the amortized cost basis of the security. In the event of the decline in fair value of a debt security, a holder of that security that does not intend to sell the debt security and for whom it is more likely than not that such holder will be required to sell the debt security before recovery of its amortized cost basis is required to separate the decline in fair value into (a) the amount representing the credit loss and (b) the amount related to other factors. The amount of total decline in fair value related to the credit loss shall be recognized in earnings as other-than-temporary impairment ("OTTI") with the amount related to other factors recognized in accumulated other comprehensive income or loss, net of tax. In periods after recognition of an OTTI on debt securities, the Company accounts for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted into net investment income. The determination of OTTI is a subjective process, and different judgments and assumptions could affect the timing of the loss realization.

Revenue Recognition

In the mortgage insurance industry, a “book” is a group of loans that an MI ("Mortgage Insurance") company insures in a particular period, normally a calendar year. The Company sets premiums at the time a policy is issued based on the Company's expectations regarding likely performance over the term of coverage. The policies the Company writes are guaranteed renewable contracts at the policyholders option on a single, annual or monthly premium basis. The Company

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

has no ability to reunderwrite or reprice these contracts.  Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term.  Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on industry experience.  Premiums written on annual policies are earned on a monthly pro rata basis.  Premiums written on monthly policies are earned as coverage is provided.  Upon cancellation of a policy, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the policyholder. The actual return of premium for all periods affects premiums written and earned. For the six months ended June 30, 2013 we have net premiums written and earned of approximately one thousand dollars. All six policies written to date are monthly premium plans and were non-refundable.
Deferred Policy Acquisition Costs

Costs directly associated with the successful acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred policy acquisition costs ("DAC"). For each book year of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies.  As the Company has written minimal policies as of June 30, 2013, the Company's policy acquisition costs were less than $1,000.
Business Combinations, Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired from a business combination. In accordance with Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other, the Company will test goodwill for impairment during the third quarter each year or more frequently if the Company believes indicators of impairment exist. The Company has not identified any impairments of goodwill through June 30, 2013.

The Company's intangible assets consist of state licenses and GSE applications and have indefinite lives. The Company tests indefinite-lived intangible assets for impairment during the fourth quarter of each year or more frequently if the Company believes indicators of impairment exist. The Company does not believe that the indefinite-lived intangible assets were impaired as of June 30, 2013.

Software and Equipment

Software and equipment are stated at cost, less accumulated amortization and depreciation. Amortization and depreciation are calculated using the straight-line method over the estimated useful lives of the respective assets ranging typically from 3 to 7 years, unless factors indicate a shorter useful life. During the second quarter of 2013, the Company conducted an analysis on the existing Insurance Management System ("IMS") which was acquired in connection with the "MAC" acquisition and evaluated development efforts, in the pursuit of designing a system that would meet the Company's business requirements. Based on that analysis, the Company made the business decision during the second quarter of 2013 to pursue the development of new modules (i.e. policy servicing, billing and delinquency and claims management) to support these business functions. As a result of the change in approach, the Company reduced the useful life of these components of IMS and shortened the amortization period to a range of 7 and 18 months. Amortization of software and depreciation of equipment will commence the beginning of the month following the placement of the asset into use by the Company.

Warrants

The Company accounts for warrants to purchase common shares of the Company issued to FBR and MAC Financial Ltd. in conjunction with the line of credit and stock purchase agreement, respectively, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 470-20 Debt with Conversion and Other Options and ASC 815-40 Derivatives and Hedging - Contracts in Entity's Own Equity. These warrants may be settled by the Company using the physical settlement method or through cash-less-exercises in which shares subject to

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

the warrants are reduced in lieu of cash payment of the exercise price. The exercise price and the number of warrants are subject to anti-dilution provisions whereby the existing exercise price is adjusted downward and the number of warrants increased for events that may not be dilutive and the adjustment may be in excess of any dilution suffered. As a result, the warrants are classified as a liability. The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes option-pricing model in combination with a binomial model and a Monte-Carlo simulation model used to value the pricing protection features within the warrant.

Stock-Based Compensation

The Company adopted ASC 718, Compensation - Stock Compensation ("ASC 718"). ASC 718 addresses accounting for share-based awards and recognizes compensation expense, measured using grant date fair value, over the requisite service or performance period of the award. Share-based payments include restricted stock and stock option grants under the 2012 Stock Incentive Plan. The fair value of stock option grants issued are determined based on an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the stock option valuation include the expected term of the equity award taking into account the contractual term of the award, the effects of expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Restricted stock grants to employees contain a market condition and/or service condition. The fair value of restricted stock grants to employees with a market condition is determined based on a Monte Carlo Simulation model at the date of grant. Restricted grants to employees with a service condition and restricted grants to non-employee directors are valued at the Company's stock price on the date of grant less the present value of anticipated dividends.

Offering and Incorporation Expenses

Offering expenses incurred in connection with the capitalization of the Company were recorded as a reduction of paid-in-capital at closing. These costs include certain investment banking fees, legal fees, printer fees and audit fees. Any incorporation and organizational expenses not related to the raising of capital are expensed as incurred and are included in the statement of operations.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB ASC Topic 740 - Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

The Company evaluates the need for a valuation allowance against its deferred tax assets on a quarterly basis. In the course of its review, the Company assesses all available evidence, both positive and negative, including future sources of income, tax planning strategies, future contractual cash flows and reversing temporary differences. Additional valuation allowance benefits or charges could be recognized in the future due to changes in management's expectations regarding the realization of tax benefits. Uncertain tax positions taken or expected to be taken in a tax return by the Company are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. There are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the next twelve month period.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Recent Accounting Developments

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued an Accounting Standards Update addressing the reporting of reclassifications out of accumulated other comprehensive income. The Update requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company expects this guidance to affect financial statement disclosures but not to have an impact on the Company's results of operations, financial position or liquidity.

Recent Accounting Standards Updates Adopted

Nonpublic Entity Disclosures about Financial Instruments

In February 2013, the FASB issued an Accounting Standards Update clarifying the intended scope of the disclosures required by Update 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments clarify that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments were effective upon issuance. The adoption of this guidance in February 2013 did not have any effect on the Company's results of operations, financial position or liquidity.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, the FASB issued an Accounting Standards Update clarifying that the scope of Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance in January 2013 did not have any effect on the Company's results of operations, financial position or liquidity.

Reclassifications

Certain items in the financial statements as of December 31, 2012 and for the periods ending June 30, 2012 and for the period from May 19, 2011 (inception) to June 30, 2013 have been reclassified to conform to the current year's presentation. There was no effect on net income previously reported.
3. Common Stock Offering

The Company entered into a purchase/placement agreement with FBR on April 17, 2012 and sold an aggregate of 55,000,000 common shares resulting in net proceeds of $510.3 million. As part of the agreement, the Company placed approximately 93.3% (or $476.2 million) of the net proceeds to the Company from this offering into investment accounts established for the purpose of investing such proceeds on a short-term basis, prior to approval from at least one of the GSEs, to be a qualified mortgage guaranty insurance provider to the GSE. As stated in the Certificate of Incorporation, this amount was not to be disbursed (used for operating activities) until the earlier of (i) receipt by the Company of GSE

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Approval or (ii) the liquidation of the Company. Approximately $34.6 million of the net proceeds were available for paying the cash portion of the MAC Acquisition and to pay off the FBR loan. The remaining balance of $31.8 million was placed in an operating account for the purpose of funding the Company's operations through the time of GSE Approval.

The initial purchaser's discount and placement fee of $38.3 million was comprised of $19.5 million in common stock and $18.8 million in cash. On October 24, 2012 FBR sold the aforementioned common stock and proceeds of $19.5 million were retained in an escrow account until the Company received GSE Approval.

In January 2013, following GSE Approval, the escrow funds were released to FBR (its initial purchasers' discount and placement fees from the escrow account) and to MAC for the cash portion of the MAC Acquisition.
4. Acquisition of MAC

On November 30, 2011, the Company entered into an agreement with MAC Financial Ltd. to acquire MAC Financial Holdings Corporation and its wholly-owned subsidiaries (collectively "MAC"). The agreement closed shortly after the closing of the common stock offering described above. Under the agreement, the total initial consideration paid for MAC was $8.5 million which consists of $2.5 million in cash, $2.5 million in the Company's common stock, and warrants to acquire the Company's common stock valued at $3.5 million. The consideration (net of expenses paid on MAC's behalf) was held in an escrow account until the Company received GSE Approval, upon which time it was released to MAC Financial Ltd. The total purchase consideration was allocated to the acquired assets and liabilities as follows:

April 24, 2012
Current assets	$52,159
Intangibles	1,590,000
Capitalized software	5,000,000
Goodwill	3,244,197
Subtotal	9,886,356
Current liabilities and deferred tax liabilities	(1,386,356)
Estimated fair value of net assets acquired	$8,500,000

Pursuant to the terms of the stock purchase agreement, the Company assumed approximately $1.3 million of MAC's existing liabilities, which relate to outstanding payment obligations under its vendor contracts with CDW, LLC, Milliman, Inc., and Intellect/SEEC, Inc. and incurred $0.1 million in tax liabilities as a result of the acquisition of certain indefinite-lived intangibles. All other liabilities which existed at closing are the obligation of MAC Financial Ltd. and either have been or will be paid out of their cash consideration, which was held in an escrow account until GSE Approval. As of June 30, 2013 and December 31, 2012, the total amount of cash held in escrow (net of expenses paid on MAC's behalf) was $0 and $2 million, respectively.

Included in the acquired intangibles of $1.6 million are operational manuals valued at $1.2 million which at the time of acquisition, were a key deliverable in the Company's GSE application and were expected to be placed in service following GSE approval. Subsequently, the processes and procedures underlying the operational manuals have been reengineered to be substantially different as defined by the Company's current management. Therefore, at December 31, 2012 the Company determined the carrying value of operational manuals would not be recovered and the manuals could not be sold and would be disposed, and as a result, assessed the fair value at zero and recognized a loss on impairment of $1.2 million in the fourth quarter of 2012.
5. Investments

As of June 30, 2013, there were approximately $6.9 million of cash and investments in the form of U.S. Treasury securities on deposit with various state insurance departments to satisfy regulatory requirements.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Fair Values and Gross Unrealized Gains and Losses on Investments

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
As of June 30, 2013
U.S. Treasury securities and obligations of U.S. government agencies	$110,631,440	$—	$(1,864,206)	$108,767,234
Municipal bonds	12,021,248	—	(124,238)	11,897,010
Corporate debt securities	244,862,545	136,832	(6,156,901)	238,842,476
Asset-backed securities	69,278,235	42,856	(1,356,104)	67,964,987
Total fixed income securities	$436,793,468	$179,688	$(9,501,449)	$427,471,707
Total Investments	$436,793,468	$179,688	$(9,501,449)	$427,471,707

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
As of December 31, 2012
Short-term investments	$4,863,647	$559	$—	$4,864,206
Total Investments	$4,863,647	$559	$—	$4,864,206

Aging of Unrealized Losses
All of the unrealized losses as of June 30, 2013 were aged less than six months. There were no unrealized losses as of December 31, 2012.

Scheduled Maturities as of June 30, 2013

	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one through five years	274,591,021	269,955,281
Due after five through ten years	77,143,348	74,144,445
Due after ten years	15,780,864	15,406,994
Asset-backed securities	69,278,235	67,964,987
Total Investments	$436,793,468	$427,471,707

All investments held at December 31, 2012 had a scheduled maturity of one year or less.

Net Realized Investment Gains on Investments

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	For the Period from May 19, 2011 (inception) to June 30, 2013
Corporate Bond	$487,759	$516,109	$516,109
U.S. Treasury Securities and Obligations of U.S. governments agencies	(15,659)	(15,659)	(15,659)
Asset-backed security	(19,741)	(19,741)	(19,741)
Total Net Realized Investment Gains	$452,359	$480,709	$480,709

There were no realized investment gains or losses for the three and six months ended June 30, 2012.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

6. Fair Value Disclosures

The following describes the valuation techniques used by the Company to determine the fair value of financial instruments held as at June 30, 2013 and December 31, 2012:

The Company established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this standard are described below:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 - Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level 3 - Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of market activity used to determine the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations.

Assets classified as Level 1 and Level 2

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including data published in market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. The Company has not made any adjustments to the prices obtained from the independent pricing sources.

Assets classified as Level 3

The warrants held by FBR and MAC Financial Ltd. and are valued using a Black-Scholes option-pricing model. Variables in the model include the risk-free rate of return, dividend yield, expected life and expected volatility of the Company's stock price. Any potential value associated with pricing protection features are assessed using internal models and management estimation.

ASC 825, "Disclosures about Fair Value of Financial Instruments", requires all entities to disclose the fair value of their financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The following is a list of those assets and liabilities that are measured at fair value by hierarchy level as of June 30, 2013 and December 31, 2012:

	Fair Value Measurements Using
Assets and Liabilities at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of June 30, 2013
U.S. Treasury securities and obligations of U.S. government and agencies	$108,767,234	$—	$—	$108,767,234
Municipal bonds	—	11,897,010	—	11,897,010
Corporate debt securities	—	238,842,476	—	238,842,476
Asset-backed securities	—	67,964,987	—	67,964,987
Cash and cash equivalents	25,940,653	—	—	25,940,653
Total assets	$134,707,887	$318,704,473	$—	$453,412,360
Warrant liability	—	—	5,921,276	5,921,276
Total liabilities	$—	$—	$5,921,276	$5,921,276

	Fair Value Measurements Using
Assets and Liabilities at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of December 31, 2012
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,864,206	$—	$—	$4,864,206
Cash and cash equivalents	526,193,573	—	—	526,193,573
Total assets	$531,057,779	$—	$—	$531,057,779
Warrant liability	—	—	4,841,765	4,841,765
Total liabilities	$—	$—	$4,841,765	$4,841,765

The following is a rollforward of Level 3 liabilities measured at fair value for the six months ended June 30, 2013:

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Total Fair Value Measurements
Six Months Ended June 30, 2013
Level 3 Instruments Only	Warrant Liability

Balance, January 1, 2013	$4,841,765
Change in fair value of warrant liability included in earnings	1,079,511
Balance, June 30, 2013	$5,921,276

Total Fair Value Measurements
Period from May 19, 2011 (inception) to June 30, 2013
Level 3 Instruments Only	Warrant Liability
Balance, May 19, 2011	$—
Initial fair value of warrant liability	5,119,569
Change in fair value of warrant liability included in earnings	801,707
Balance, June 30, 2013	$5,921,276
The fair value of the warrants issued to FBR and MAC Financial Ltd. was estimated on the date of grant using the Black-Scholes option-pricing model, including consideration of any potential additional value associated with pricing protection features. The volatility assumption used, 39.0%, was derived from the historical volatility of the share price of a range of publicly-traded companies with similar types of business to that of the Company. No allowance was made for any potential illiquidity associated with the private trading of the Company's shares. The Company revalues the warrant liability quarterly using a Black-Scholes option-pricing model in combination with a binomial model and a Monte-Carlo simulation model used to value the pricing protection features within the warrant. As of June 30, 2013 the assumptions used in the option pricing model were as follows: a common stock price as of June 30, 2013 of $12.00, risk free interest rate of 1.98%, expected life of 7.1 years and a dividend yield of 0%.

The carrying value of other selected assets on our consolidated balance sheet approximates fair value.
7. Software and Equipment

Software and equipment consist primarily of capitalized software purchased in connection with the MAC Acquisition which had a fair value of $5 million at the date of acquisition. Software and equipment, net, as of June 30, 2013 and December 31, 2012, consist of the following:

As of June 30, 2013
Software	$10,251,653
Equipment	384,032
Less accumulated amortization and depreciation	(1,849,665)
Software and equipment, net	$8,786,020

As of December 31, 2012
Software	$7,268,439
Equipment	284,573
Less accumulated amortization and depreciation	(2,917)
Software and equipment, net	$7,550,095

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Amortization and depreciation expense for the three and six month period ended June 30, 2013 was $1.8 million and $1.8 million respectively. There was no amortization and depreciation expense for the three and six months ended June 30, 2012. During the second quarter of 2013, the Company conducted an analysis on the existing Insurance Management System ("IMS") which was acquired in connection with the "MAC" acquisition. Based on that analysis, the Company made the business decision during the second quarter of 2013 to pursue the development of new modules (i.e. policy servicing, billing and delinquency and claims management) to support these business functions. As a result of the change in approach, during the second quarter the Company reduced the useful life of these components of IMS and shortened the amortization period to a range of 7 and 18 months.
8. Intangible Assets

Intangible assets consist of identifiable intangible assets purchased in connection with the Company's acquisition. Intangible assets, net, as of June 30, 2013 and December 31, 2012, consist of the following:

As of June 30, 2013 and December 31, 2012		Expected Lives
State licenses	$260,000	Indefinite
GSE Approvals	130,000	Indefinite
Total Intangible assets	$390,000

The Company tests intangibles, other than goodwill, for impairment in the fourth quarter each year or more frequently if the Company believes indicators of impairment exist. Goodwill is tested for impairment in the third quarter each year or more frequently if the Company believes indicators of impairment exist. At the time of acquisition, the operational manuals were a key deliverable in the Company's GSE application and were expected to be placed in service following GSE approval. Subsequently, the processes and procedures underlying the operational manuals have been reengineered to be substantially different as defined by the Company's current management. Therefore, at December 31, 2012 the Company determined the carrying value of operational manuals would not be recovered and the manuals could not be sold and would be disposed, and as a result, assessed the fair value at zero and recognized a loss on impairment of $1.2 million. No impairments of indefinite-lived intangibles were identified as of June 30, 2013.
9. Commitments and Contingencies

GSE Approvals

Fannie Mae and Freddie Mac have imposed certain capitalization, operational and reporting conditions in connection with their recent approvals of NMIC as a qualified mortgage insurer. Some of these conditions remain in effect for a three (3) year period from the date of GSE Approval while others do not expressly expire. These conditions require, among other things, that NMIC:

•	be initially capitalized in the amount of $200 million and that its affiliate reinsurance companies, NMRI One and NMRI Two, be initially capitalized in the amount of $10 million each;

•	maintain minimum capital of $150 million;

•	operate at a risk-to-capital ratio not to exceed 15:1 for its first three (3) years and then pursuant to the Eligibility Requirements;

•	insure only (i) GSE-eligible loans or (ii) loans that are GSE-eligible, other than as related to loan amount subject to additional portfolio limitation requirements;

•	obtain prior written approval to enter into any transaction involving the issuance of insurance on other than an individual loan “flow” basis;

•	have and maintain a fully operational business and technology platform;

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

•	not declare or pay dividends to affiliates or to NMIH for its first three (3) years, then pursuant to the Eligibility Requirements;

•
not enter into capital support agreements or guarantees for the benefit of, or purchase or otherwise invest in the debt of, affiliates without the prior written approval of the GSEs for its first three (3) years, then pursuant to the Eligibility Requirements;

•	not invest in or make loans to affiliates for its first three (3) years, then pursuant to the Eligibility Requirements;

•	not enter into reinsurance or other risk share arrangements without the GSEs' prior written approval for its first three (3) years, then pursuant to the Eligibility Requirements; and

•	at the direction of one or both of the GSEs, re-domicile from Wisconsin to another state.

The conditional approvals also include certain additional conditions, limitations and reporting requirements that the Company anticipates will be included in the final Eligibility Requirements, such as limits on costs allocated to NMIC under affiliate expense sharing arrangements, risk concentration, rates of return, requirements to obtain a financial strength rating, provision of ancillary services (i.e., non-insurance) to customers, transfers of underwriting to affiliates, notification requirements regarding change of ownership and new five percent (5%) shareholders, provisions regarding underwriting policies and claims processing as well as certain other obligations.

In addition to the conditions noted above, the Company's insurance subsidiary, NMIC entered into risk-to-capital agreements with certain state insurance regulators. See Note 14. Statutory Financial Information.

Office Lease

The Company entered into an office facility lease effective July 1, 2012 for a term of two years.

Management expects that, in the normal course of business, as of June 30, 2013 future minimum lease payments under this lease to be as follows:

Years ending December 31,
2013	$411,768
2014	416,176
Totals	$827,944

There was rent expense, related to this lease, of approximately $186 thousand, and $268 thousand for the three and six months ended June 30, 2013. There was no rent expense for the the three and six months ended June 30, 2012.
10. Income Taxes

Following is a reconciliation of the Company's net deferred income tax asset as of June 30, 2013 and December 31, 2012:

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

	June 30, 2013
	Gross	Tax Effected
Deferred tax asset:
Capitalized start-up costs	$44,382,751	$15,090,135
Net operating loss carry forwards	7,307,344	2,484,497
Total gross deferred tax assets	51,690,095	17,574,632
Less: valuation allowance	46,690,095	15,874,632
Total deferred tax assets	5,000,000	1,700,000
Deferred tax liability:
Capitalized Software	(5,000,000)	(1,700,000)
Intangible Assets	(390,000)	(132,600)
Total deferred tax liabilities	(5,390,000)	(1,832,600)
Net deferred income tax liability	$(390,000)	$(132,600)

	December 31, 2012
	Gross	Tax Effected
Deferred tax asset:
Capitalized start-up costs	$21,796,012	$7,410,644
Net operating loss carry forwards	7,307,344	2,484,497
Total gross deferred tax assets	29,103,356	9,895,141
Less: valuation allowance	24,103,356	8,195,141
Total deferred tax assets	5,000,000	1,700,000
Deferred tax liability:
Capitalized Software	(5,000,000)	(1,700,000)
Intangible Assets	(390,000)	(132,600)
Total deferred tax liabilities	(5,390,000)	(1,832,600)
Net deferred income tax liability	$(390,000)	$(132,600)

The Company has a net deferred tax liability of $132.6 thousand as a result of the acquisition of indefinite-lived intangibles in the MAC Acquisition for which a benefit has been reflected in the acquired net operating loss carry forwards. The tax liability incurred at the acquisition is recorded as an increase in Goodwill.

Section 382 imposes annual limitations on a corporation's ability to utilize its NOL's if it experiences an "ownership change." As a result of the MAC Acquisition, $7.3 million of NOL's are subject to annual limitations of $277 thousand. Net unrealized built-in gains could increase the annual Section 382 limitation. Any unused annual limitation may be carried forward up to 20 years. The NOLs will expire in years 2029 through 2031.

As the Company has just recently begun insurance operations and has no history to provide a basis for reliable future income projections, a valuation allowance of $15.9 million and $8.2 million was recorded at June 30, 2013 and December 31, 2012, respectively, to reflect the amount of the deferred tax asset that may not be realized.
11. Stock Compensation

The 2012 Stock Incentive Plan (the "Plan") was approved by the Board of Directors (the "Board") on April 16, 2012, and authorized 5.5 million shares be reserved for issuance under the Plan with 3.85 million shares available for stock options and 1.65 million shares available for restricted stock grants. Options granted under the Plan are Non-Qualified Stock Options and may be granted to employees, directors and other key persons of the Company. The exercise price per share for the common stock covered by this Plan shall be determined by the Board at the time of grant, but shall not

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

be less than the fair market value on the date of the grant. The term of the stock option grants will be fixed by the Board, but no stock option shall be exercisable more than 10 years after the date the stock option is granted. The vesting period of the stock option grants will also be fixed by the Board at the time of grant and generally are for a three year period.

A summary of option activity in the plan during the period ending June 30, 2013 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Options balance at December 31, 2012	2,546,750	$3.86
Options granted	531,829	4.56
Less: Options forfeited	(10,000)	3.84
Options balance outstanding at June 30, 2013	3,068,579	$3.98

As of June 30, 2013 there were no exercises and 658,424 options were exercisable.

The remaining weighted average contractual life of options outstanding as of June 30, 2013 was 9.1 years. As of June 30, 2013, there was approximately $5.6 million of total unrecognized compensation cost related to non-vested stock options.
The weighted-average period over which total compensation related to nonvested stock options will be recognized is 1.29 years.

The Company accounts for stock options under ASC No. 718, Compensation - Stock Compensation ("ASC 718"), which requires all share-based payments to be recognized in the financial statements at their fair values. To measure the fair value of stock options granted, the Company utilizes the Black-Scholes options pricing model. Expense is recognized over the required service period, which is generally the three-year vesting period of the options (vesting in one-third increments per year).

The estimated grant date fair values of the stock options granted during 2013 were calculated using Black-Scholes valuation model based on the following assumptions:

Expected life	6.00 years
Risk free interest rate	0.85%
Dividend yield	0.00%
Expected stock price volatility	39.00%
Projected forfeiture rates	1.00%
Expected Price Volatility - is a measure of the amount by which a price has fluctuated or is expected to fluctuate. At the time of grant, the Company's common shares trading history was less than six months which was not sufficient to calculate an expected volatility representative of the volatility over the expected lives of the options. As a substitute for such estimate, the Company used historical volatilities of a set of comparable companies in the industry in which the Company operates.

Risk-Free Interest Rate - is the U.S. Treasury rate for the date of the grant having a term approximating the expected life of the option.

Expected Lives - is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Forfeiture Rate - is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield - is calculated by dividing the expected annual dividend by the stock price of the Company at the valuation date.

A summary of restricted stock unit activity in the plan during the period ending June 30, 2013 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Restricted Stock balance at December 31, 2012	1,429,260	$7.35
Restricted Stock Units Granted	82,000	11.75
Less: Restricted Stock Units Vested	(262,610)	6.79
Less: Restricted Stock Units Forfeited	—	$—
Restricted Stock balance outstanding at June 30, 2013	1,248,650	$7.76

In February 2013, the Board of Directors approved a modification to the vesting terms of approximately 400,000 outstanding and unvested restricted stock units held by employees of the Company. The modification to the vesting terms removed the market condition leaving the restricted stock units subject to a service condition only. The modification resulted in a change in the period over which compensation costs are recognized and prospective recognition of incremental compensation cost, measured as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and relevant valuation inputs at the modification date.

At June 30, 2013, the 1.2 million shares of restricted stock outstanding consisted of 0.5 million shares that are subject to both a market and service condition and 0.7 million shares that are subject only to service conditions. The restricted stock units subject to both a market and service condition vest in one-third increments upon the achievement of certain market price goals and continued service. Restricted stock units vest in one-half increments on the second and third anniversary date following the grant date and continued service or in one-third increments on the first, second and third anniversary date following the grant date and continued service. The fair value of restricted stock units subject to market and service conditions is determined based on a Monte Carlo Simulation model at the date of grant. The fair value of restricted stock units subject only to service conditions are valued at the Company's stock price on the date of grant less the present value of anticipated dividends.

The estimated grant date fair values of the restricted stock units granted in 2012 that are subject to both a market and service condition were calculated using a Monte Carlo Simulation model based on the average outcome of 150,000 simulations using the following assumption:

Expected life	5.00 years
Risk free interest rate	0.86%
Dividend yield	0.00%
Expected stock price volatility	39.00%
Projected forfeiture rates	1.00%

The remaining weighted average contractual life of RSUs outstanding as of June 30, 2013 was 4.5 years. As of June 30, 2013, there was approximately $6.4 million of total unrecognized compensation cost related to non-vested restricted stock units. The weighted-average period over which total compensation related to nonvested RSUs will be recognized is 1.20 years.

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

On April 5, 2013 approximately 263,000 restricted stock units containing a market condition vested resulting in an acceleration of compensation expense of approximately $1.1 million in the second quarter of 2013.
12. Line of Credit and Related Warrants

As of December 31, 2011, in connection with the funding of the Company prior to executing the offering, FBR granted an uncommitted line of credit up to an aggregate principal amount of $1.5 million to support legal, accounting and others costs associated with the formation and the capitalization of the Company.

As part of the consideration for granting the line of credit, upon successful common stock offering on April 24, 2012, the Company agreed to issue warrants to FBR having an aggregate value equal to three times the amount of the outstanding line of credit balance. Each warrant gave the holder thereof the right to purchase one share of common stock at an exercise price equal to $10.00. Accordingly, FBR was issued approximately 314,000 warrants with an aggregate fair value of approximately $1.6 million. These warrants were measured at fair value and recorded as a finance fee with an offsetting charge to liabilities. As the line of credit was paid off on April 24, 2012, the debt discount was fully amortized as of April 24, 2012.

Upon exercise of these warrants, the amounts will be reclassified from warrant liability to additional paid-in capital.

The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations as "Gain (Loss) from change in fair value of warrant liability" in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes option-pricing model in combination with a binomial model and a Monte-Carlo simulation model used to value the pricing protection features within the warrant. The change in fair value for the six months ended June 30, 2013 amounted to $1,079,511.
13. Litigation

On August 8, 2012, Germaine Marks, as Receiver, and Truitte Todd, as Special Deputy Receiver, of PMI Mortgage Insurance Co. ("PMI"), an Arizona insurance company in receivership, have filed a complaint ("the PMI Complaint") against the Company, National Mortgage Insurance Corporation and certain named individuals. The litigation is at an early stage of review and evaluation and the Company has filed an answer to PMI's complaint denying all allegations.

On January 30, 2013, a case management conference took place among the parties in the PMI Complaint. The conference resulted in the setting of a trial date on February 3, 2014. The parties are now engaged in discovery, primarily document production as well as interrogatories and requests for admissions.

Because the litigation and related discovery are at a preliminary stage, the Company does not have sufficient information to determine or predict the ultimate outcome or estimate the range of possible losses, if any. Accordingly, no provision for litigation losses has been included in the financial statements.
14. Statutory Financial Information

The Company's insurance subsidiaries, NMIC, NMI Re One and NMI Re Two, file financial statements in conformity with statutory basis accounting principles ("SAP") prescribed or permitted by the Wisconsin Office of the Commission of Insurance ("OCI"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). The OCI recognizes only statutory accounting practices prescribed or permitted by the state of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Wisconsin insurance laws.

Prescribed and permitted practices generally vary in some respects from accounting principles generally accepted in the United States of America ("GAAP"). The principal differences between these accounting practices and GAAP are as follows: (1) acquisition expenses incurred in connection with acquiring new business are charged to expense under SAP

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

but under GAAP are deferred and amortized as the related premiums are earned; (2) under SAP there are limitations on the net deferred tax assets created by the tax effects of temporary differences; (3) unpaid losses and loss adjustment expense ceded to reinsurers are reported as a deduction of the related reserve rather than as an asset as would be required under GAAP; (4) under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

NMIC's principal regulator is the Wisconsin OCI. Under applicable Wisconsin law, as well as that of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to the risk-in-force (Risk to Capital or “RTC”) in order for the mortgage insurer to continue to write new business. The Company refers to these requirements as the “RTC requirement.” While formulations of minimum capital may vary in each jurisdiction that has such a requirement, the most common measure applied allows for a maximum permitted RTC ratio of 25 to 1. Wisconsin and certain other states, including California and Illinois, apply a substantially similar requirement referred to as minimum policyholders position.

Additionally, as a condition of GSE Approval, the Company has agreed with Fannie Mae and Freddie Mac to limit NMIC's RTC ratio to no greater than 15 to 1 and to maintain total statutory capital of at least $150 million for a three year period ending on January 15, 2016. After that date, NMIC agreed to comply with the risk-to-capital ratios that are imposed in the GSEs' then existing eligibility requirements. As part of the Company's state licensing process, NMIC entered into risk-to-capital agreements with the California Insurance Department, the Missouri Department of Insurance, the New York State Department of Financial Services, the Ohio Department of Insurance and the Texas Commissioner of Insurance. These agreements require NMIC to maintain a risk-to-capital ratio not to exceed 20 to 1 until January 15, 2016.

As of December 31, 2012 none of the Company's insurance subsidiaries had written any business, had no risk-in-force and therefore had no ratios. As of June 30, 2013 the Company had approximately $257 thousand in risk-in-force and approximately $200 million in statutory capital. Given the small amount of risk the Company's insurance subsidiary has written to-date in comparison to its statutory capital available, NMIC's RTC ratio is less than 1:1, significantly below the limits established with the GSEs and state insurance departments.

NMI Holdings, Inc. is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as NMI Holdings, Inc., that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or (subject to certain limitations) recent net profits. As of December31, 2012 NMI Holdings, Inc.'s capital surplus was $488.7 million.

As of June 30, 2013, the amount of restricted net assets held by the Company's consolidated insurance subsidiaries totaled $210 million of consolidated net assets of $456 million. In addition, as part of the GSE commitments, NMI Holdings, Inc. agreed to maintain at least $150 million in capital at NMIC.
15. Subsequent Events
On July 31, 2013, the Company announced that its primary insurance subsidiary, NMIC, has agreed to insure an amount approximating $5 billion in residential mortgages in its first risk transfer transaction with Fannie Mae. The effective date of the agreement and the coverage will be September 1, 2013.

The transaction constitutes "Pool insurance" which is generally used as an additional “credit enhancement” for certain secondary market mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan which did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. NMIC was the successful bidder on a pool insurance transaction offered by Fannie Mae. This pool deal is unlike a general pool policy, in that the loans which make up this particular pool do not have primary MI on them, as the LTV's are below what would require MI to be placed at loan origination. NMIC will

NMI HOLDINGS INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

be paid monthly insurance premiums by Fannie Mae for assuming net insurance risk of approximately $98 million. As primary flow business writings have not yet reached a material level, the risk on this pool transaction will constitute very large percentage of the Company's total insurance risk in force until primary flow business writings reach a material level.
The Company has performed subsequent events procedures through August 9, 2013 which was the date the financial statements were available for issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NMI Holdings, Inc.
(A Development Stage Company)
Emeryville, CA

We have audited the accompanying consolidated balance sheets of NMI Holdings, Inc. (A Development Stage Company) as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2012, the period from May 19, 2011 (inception) to December 31, 2011 and the period from May 19, 2011 (inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NMI Holdings, Inc. (A Development Stage Company) at December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012, the period from May 19, 2011 (inception) to December 31, 2011 and the period from May 19, 2011 (inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

February 14, 2013

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED BALANCE SHEETS	December 31, 2012	December 31, 2011
Assets
Investments, available-for-sale, at fair value	$4,864,206	$—
Cash - Operating Account	14,516,951	1
Cash - Investment Account	471,338,467	—
Prepaid expenses	416,861	182,500
Restricted Cash	40,338,155	—
Goodwill and other intangible assets	3,634,197	—
Software and equipment, net	7,550,095	—
Other assets	108,802	27,257
Total Assets	$542,767,734	$209,758
Liabilities
Accounts payable and accrued expenses	$8,707,573	$1,353,264
Placement fees payable	38,305,405	—
Purchase consideration payable	2,032,750	—
Line of credit	—	205,318
Warrant liability	4,841,765	—
Deferred tax liability	132,600	—
Total Liabilities	54,020,093	1,558,582

Commitments and Contingencies

Shareholders' Equity (Deficit)
Common stock - Class A shares, $0.01 par value, 55,250,100 and 100 shares issued and outstanding as of December 31, 2012 and 2011, respectively (250,000,000 shares authorized)	552,501	1
Common Stock - Class B shares, $0.01 par value, 250,000 and 0 shares issued and outstanding as of December 31, 2012 and 2011, respectively (250,000 authorized)	2,500	—
Additional paid-in capital	517,032,619	—
Accumulated other comprehensive income	559	—
Deficit accumulated during the development phase	(28,840,538)	(1,348,825)
Total Shareholders' Equity (Deficit)	488,747,641	(1,348,824)
Total Liabilities and Shareholders' Equity	$542,767,734	$209,758

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	Year Ended December 31, 2012	Period from May 19, 2011 (inception) to December 31, 2011	Period from May 19, 2011 (inception) to December 31, 2012
Revenues
Net investment income	$5,825	$—	$5,825
Gain from change in fair value of warrant liability	277,804	—	277,804
Total Revenues	283,629	—	283,629
Expenses
Payroll and related	11,558,914	—	11,558,914
Share-based compensation	6,115,360	—	6,115,360
Business development	—	82,152	82,152
Professional fees	1,815,992	558,701	2,374,693
Consulting fees	1,284,372	639,355	1,923,727
Accounting and auditing	266,370	50,000	316,370
Rent and office expenses	232,992	—	232,992
Travel and related costs	725,464	—	725,464
Information technology	875,370	—	875,370
Finance fees and interest expense	1,628,635	3,729	1,632,364
Board of Directors fees and related costs	888,012	—	888,012
State licensing fees and related costs	183,360	—	183,360
Loss on impairment	1,200,000	—	1,200,000
Other	1,000,501	14,888	1,015,389
Total Expenses	27,775,342	1,348,825	29,124,167
Net Loss	$(27,491,713)	$(1,348,825)	$(28,840,538)

Share Data
Basic and Diluted loss per share	$(0.73)	$(13,488.25)	$(1.23)
Weighted average common shares	37,909,936	100	23,437,600

Other Comprehensive Income (net of tax)
Unrealized holding gains for the period included in accumulated other comprehensive income	559	—	559
Other Comprehensive Income (net of tax)	559	—	559
Total Comprehensive Income (Loss)	$(27,491,154)	$(1,348,825)	$(28,839,979)

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
	Common stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Phase	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Period from May 19, 2011 (inception) to December 31, 2011
Balance, May 19, 2011	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock	100	1	—	—	—	—	—	1
Net loss	—	—	—	—	—	—	(1,348,825)	(1,348,825)
Balance, December 31, 2011	100	1	—	—	—	—	(1,348,825)	(1,348,824)
For the Year Ended December 31, 2012
Balance, December 31, 2011	100	1	—	—	—	—	(1,348,825)	(1,348,824)
Issuance of Class A common stock	55,000,000	550,000	—	—	508,419,759	—	—	508,969,759
Issuance of Class B common stock	—	—	250,000	2,500	—	—	—	2,500
Issuance of common stock related to acquisition of subsidiaries	250,000	2,500	—	—	2,497,500	—	—	2,500,000
Share-based compensation expense	—	—	—	—	6,115,360	—	—	6,115,360
Change in unrealized investment gains	—	—	—	—	—	559	—	559
Net loss	—	—	—	—	—	—	(27,491,713)	(27,491,713)
Balance, December 31, 2012	55,250,100	552,501	250,000	2,500	517,032,619	559	(28,840,538)	488,747,641
Period from May 19, 2011 (inception) to December 31, 2012
Balance, May 19, 2011	—	—	—	—	—	—	—	—
Issuance of Class A common stock	55,000,100	550,001	—	—	508,419,759	—	—	508,969,760
Issuance of Class B common stock	—	—	250,000	2,500	—	—	—	2,500
Issuance of common stock related to acquisition of subsidiaries	250,000	2,500	—	—	2,497,500	—	—	2,500,000
Share-based compensation expense	—	—	—	—	6,115,360	—	—	6,115,360
Change in unrealized investment gains	—	—	—	—	—	559	—	559
Net loss	—	—	—	—	—	—	(28,840,538)	(28,840,538)
Balance at December 31, 2012	55,250,100	$552,501	250,000	$2,500	$517,032,619	$559	$(28,840,538)	$488,747,641
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS	For the Year Ended December 31, 2012	Period From May 19, 2011 (inception) to December 31, 2011	For the Period from May 19, 2011 (inception) to December 31, 2012
Cash Flows from Operating Activities
Net loss	$(27,491,713)	$(1,348,825)	$(28,840,538)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,115,360	—	6,115,360
Warrants issued in connection with line of credit	1,619,569	—	1,619,569
Gain from change in fair value of warrant liability	(277,804)	—	(277,804)
Loss on impairment	1,200,000	—	1,200,000
Depreciation	2,917	—	2,917
Accrued investment income	(5,825)	—	(5,825)
Changes in operating assets and liabilities:
Prepaid expense	(234,361)	(182,500)	(416,861)
Other assets	(77,739)	(27,257)	(104,996)
Accounts payable and accrued expenses	4,553,339	1,353,264	5,906,603
Net Cash Used in Operating Activities	(14,596,257)	(205,318)	(14,801,575)
Cash Flows from Investing Activities
Purchase of short-term investment	(4,861,628)	—	(4,861,628)
Purchase of software and equipment	(2,446,504)	—	(2,446,504)
Acquisition of subsidiaries	(2,500,000)	—	(2,500,000)
Net Cash Used in Investing Activities	(9,808,132)	—	(9,808,132)
Cash Flows from Financing Activities
Proceeds from (Payments on) line of credit	(552,657)	205,318	(347,339)
Issuance of common stock	510,812,463	1	510,812,464
Net Cash Provided by Financing Activities	510,259,806	205,319	510,465,125
Net Increase in Cash and Cash Equivalents	485,855,417	1	485,855,418
Cash and Cash Equivalents, beginning of period	1	—	—
Cash and Cash Equivalents, end of period	$485,855,418	$1	$485,855,418

Supplemental Disclosures of Cash Flow Information
Restricted Cash	$40,338,155	$—	$40,338,155
Noncash Financing Activities
Acquisition of subsidiaries
Warrants issued in connection with acquisition of subsidiaries	$3,500,000	$—	$3,500,000
Common stock issued in connection with acquisition of subsidiaries	$2,500,000	$—	$2,500,000

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

1. Organization

NMI Holdings, Inc. (A Development Stage Company) ("the Company"), a Delaware corporation, was formed in May 2011 with the intention of providing private mortgage guaranty insurance. From May 2011, the Company's activities were limited to raising capital, seeking to acquire the assets and approvals necessary to become a private mortgage guaranty insurance provider and hiring personnel. The accompanying consolidated financial statements include the accounts of NMI Holdings, Inc. and its wholly-owned subsidiaries, National Mortgage Insurance Corporation ("NMIC"), previously named Mortgage Assurance Corporation, National Mortgage Reinsurance Inc One ("NMI Re One"), previously named Mortgage Assurance Reinsurance Inc One, and National Mortgage Reinsurance Inc Two ('NMI Re Two"), previously named Mortgage Assurance Reinsurance Inc Two.

On November 30, 2011, the Company entered into an agreement with MAC Financial Ltd. to acquire MAC Financial Holding Corporation and its subsidiaries, Mortgage Assurance Corporation, Mortgage Assurance Reinsurance Inc One and Mortgage Assurance Reinsurance Inc Two, for approximately $8.5 million in cash, common stock and warrants plus the assumption of approximately $1.3 million in liabilities ("MAC Acquisition"). In addition, the Company incurred $0.1 million in tax liabilities as a result of the acquisition of certain indefinite-lived intangibles. The acquisition was completed in April 2012.

In April 2012, the Company offered 55.0 million shares of common stock at an issue price of $10.00 per share. Gross proceeds from the offering were $550.0 million. Net proceeds from the offering, after an approximate 7% underwriting fee and other offering expenses, were approximately $510.3 million. This fee has been escrowed for the benefit of FBR Capital Markets and Co. ("FBR"). The escrow account will be released to FBR upon the Company's receipt of approval from either the Federal National Home Mortgage Association ("Fannie Mae') or the Federal Home Loan Mortgage Corporation ("Freddie Mac") ("GSE Approval"). An additional $1.5 million in offering expenses are payable upon GSE approval.

The Company had nine months from the date of its last offering memorandum (until January 17, 2013) to obtain GSE Approval ("GSE Approval Deadline"). On January 16, 2013 the Company was approved as an eligible mortgage guaranty insurer by Fannie Mae and Freddie Mac, subject to maintaining certain conditions. See Note 15. Subsequent Events.

2. Basis of Presentation and Summary of Accounting Principles

Basis of Presentation

The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). All material intercompany accounts have been eliminated. The accounts of the Company and its subsidiaries are maintained in US dollars. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as of the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers items such as certificates of deposit and money market funds with original maturities of 90 days or less to be cash equivalents.

The Company has approximately $40.3 million in restricted cash as of December 31, 2012. The restricted cash balance is comprised of two escrow accounts that were funded on April 24, 2012. The cash is payable to FBR and MAC Financial Ltd. upon obtaining GSE Approval. In the event GSE Approval is not obtained, the restricted cash is returned to the Company. See Note 15. Subsequent Events.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

Investments

The Company has designated its investment portfolio as available-for-sale which is comprised of short-term investments with a maturity of less than 12 months when purchased and are carried at fair value.

Business Combinations, Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired from a business combination. In accordance with Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other, the Company will test goodwill for impairment during the third quarter each year or more frequently if the Company believes indicators of impairment exist. The Company does not believe that goodwill was impaired at December 31, 2012.

All intangible assets, except for state licenses and GSE applications, have finite lives. Amortization for finite life intangible assets is computed using the straight-line method over estimated useful lives of 3 years. State licenses and GSE applications have an indefinite useful life and are tested for impairment each year. The Company's amortization policy states that amortization of intangible assets will commence subsequent to the placement of the asset into use by the Company. As the assets have not been placed into use as of and for the year ending December 31, 2012, there was no amortization expense. The Company tests intangibles for impairment during the fourth quarter each year or more frequently if the Company believes indicators of impairment exist. At December 31, 2012, the Company determined that the carrying value of certain finite lived intangibles exceeds the fair value and is not recoverable and recognized a loss on impairment of $1.2 million. The Company does not believe that the indefinite-lived intangible assets were impaired at December 31, 2012.

Software and Equipment

Software and equipment are stated at cost, less accumulated amortization and depreciation. Amortization and depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from 3 to 7 years. Amortization of software and depreciation of equipment will commence subsequent to the placement of the asset into use by the Company.

Warrants

The Company accounts for warrants to purchase common shares of the Company issued to FBR and MAC Financial Ltd. in conjunction with the line of credit and stock purchase agreement, respectively, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 470-20 Debt with Conversion and Other Options and ASC 815-40 Derivatives and Hedging - Contracts in Entity's Own Equity. These warrants may be settled by the Company using the physical settlement method or through cash-less-exercises in which shares subject to the warrants are reduced in lieu of cash payment of the exercise price. The exercise price and the number of warrants are subject to anti-dilution provisions whereby the existing exercise price is adjusted downward and the number of warrants increased for events that may not be dilutive and the adjustment may be in excess of any dilution suffered. As a result, the warrants are classified as a liability. The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes model in combination with a binomial model and Monte-Carlo simulation model used to value the pricing protection features within the warrant.

Stock-Based Compensation

The Company adopted ASC 718, Compensation - Stock Compensation ("ASC 718"). ASC 718 addresses accounting for share-based awards and recognizes compensation expense, measured using grant date fair value, over the requisite service or performance period of the award. Share-based payments include restricted stock and stock option grants under

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

the 2012 Stock Incentive Plan. The fair value of stock option grants issued are determined based on an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the stock option valuation include the expected term of the equity award taking into account the contractual term of the award, the effects of expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Restricted stock grants to employees contain a market and service condition. The fair value of restricted stock grants to employees is determined based on a Monte Carlo Simulation model at the date of grant. Restricted grants to non-employee directors are valued at the Company's stock price on the date of grant less the present value of anticipated dividends.

Offering and Incorporation Expenses

Offering expenses incurred in connection with the capitalization of the Company were recorded as a reduction of paid-in-capital at close. These costs include certain investment banking fees, legal fees, printer fees and audit fees. Any incorporation and organizational expenses not related to the raising of capital are expensed as incurred and are included in the statement of operations.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB ASC Topic 740 - Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

The Company evaluates the need for a valuation allowance against its deferred tax assets on a quarterly basis. In the course of its review, the Company assesses all available evidence, both positive and negative, including future sources of income, tax planning strategies, future contractual cash flows and reversing temporary differences. Additional valuation allowance benefits or charges could be recognized in the future due to changes in management's expectations regarding the realization of tax benefits. Uncertain tax positions taken or expected to be taken in a tax return by the Company are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. There are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the next twelve month period.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Recent Accounting Standards Updates Adopted

Impairment of Indefinite-Lived Intangible Assets

In July 2012, the FASB issued Accounting Standards Update ("ASU") 2012-02, updating guidance on indefinite-lived intangible assets impairment. Under the new guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company elected to early adopt the amendments for the fiscal year beginning January 1, 2012. The adoption of this guidance did not have any effect on the Company's results of operations, financial position or liquidity.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

Intangibles - Goodwill and Other: Testing Goodwill for Impairment

In September 2011, the FASB issued updated guidance (ASU 2011-08) on goodwill impairment that gives companies the option to perform a qualitative assessment that may allow them to skip the annual two-step test and reduce costs. Under the new guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The FASB provided a sample list of events and circumstances that an entity can consider in performing its qualitative assessment. Under the amended guidance, an entity has the option to bypass the qualitative assessment and proceed directly to performing the first step of the two-step goodwill impairment test and may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Presentation of Comprehensive Income

In June 2011, the FASB issued updated guidance (ASU 2011-05) to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in shareholders' equity. The updated guidance requires that all non-owner changes in shareholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively and is effective for the period ending September 30, 2012. Early adoption is permitted. The adoption of this guidance in June 2012 did not have any effect on the Company's financial position or liquidity.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS

In May 2011, the FASB issued updated guidance (ASU 2011-04) that addresses the objective of the FASB and the International Accounting Standards Board ("IASB") to develop common requirements for measuring and for disclosing information about fair value measurements with US GAAP and International Financial Reporting Standards ("IFRS"). The FASB and the IASB worked together to ensure that fair value has the same meaning in US GAAP and IFRS and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The FASB and the IASB concluded that this guidance will improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRS. The guidance explains how to measure fair value. This updated guidance does not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The updated guidance is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreement

In April 2011, the FASB amended its guidance on accounting for repurchase agreements (ASU 201103). The amendments simplify the accounting by eliminating the requirement that the transferor demonstrate it has adequate collateral to fund substantially all the cost of purchasing replacement assets. Under the amended guidance, a transferor maintains effective control over transferred financial assets (and thus accounts for the transfer as a secured borrowing) if there is an agreement that both entitles and obligates the transferor to repurchase the financial assets before maturity and if all of the following conditions previously required are met; (i) financial assets to be repurchased or redeemed are the same or substantially the same as those transferred, (ii) repurchase or redemption date before maturity at a fixed or determinable price, and (iii) the agreement is entered into contemporaneously with, or in contemplation of, the transfer. As a result, more arrangements could be accounted for as secured borrowings rather than sales. The updated guidance is effective on a

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

prospective basis for interim and annual reporting periods beginning on or after December 15, 2011, early adoption is prohibited. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued Accounting Standards Update 2010-26, to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that had not previously been capitalized by a reporting entity, the entity may elect not to capitalize those costs.

The updated guidance is effective on either a retrospective or prospective basis for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted as of the beginning of a company's annual period. The adoption of this guidance did not have any effect on the Company's results of operations, financial position or liquidity as the Company has yet to commence writing premiums.

Recent Accounting Standards Updates Not Yet Adopted

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, requiring an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The disclosure requirements apply to financial instruments and derivative instruments that are either offset in accordance with ASC Section 210-20-45 or Section 815-10-45, or subject to an enforceable master netting arrangement or similar agreement. The ASU requires entities to disclose in tabular format certain quantitative information separately for assets and liabilities, including but not limited to: gross amounts of those recognized assets and liabilities; amounts offset to determine the net amounts presented in the statement of financial position; net amounts presented in the statement of financial position; and amounts subject to an enforceable master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We expect this guidance to affect financial statement disclosures but not to have an impact on the Company's results of operations, financial position or liquidity.

Reclassifications

Certain items in the financial statements as of and for the period ending December 31, 2011 have been reclassified to conform to the current year's presentation. There was no effect on net income previously reported.

3. Common Stock Offering

The Company entered into a purchase/placement agreement with FBR on April 17, 2012 and sold an aggregate of 55,000,000 common shares resulting in net proceeds of $510.3 million. As part of the agreement, the Company placed approximately 93.3% (or $476.2 million) of the net proceeds to the Company from this offering into investment accounts established for the purpose of investing such proceeds on a short-term basis, prior to approval from at least one of the GSEs, to be a qualified mortgage guaranty insurance provider to the GSE. As stated in the Certificate of Incorporation, this amount is not disbursed (used for operating activities) until the earlier of (i) receipt by the Company of GSE Approval or (ii) the liquidation of the Company. Approximately $34.6 million of the net proceeds was available for paying the cash portion of the MAC Acquisition and to pay off the FBR loan. The remaining balance of $31.8 million was placed in an operating account for the purpose of funding the Company's operations through the time of GSE Approval. Upon receipt of GSE Approval, all proceeds within the Company's investment accounts will be available for operational purposes.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

The initial purchaser's discount and placement fee of $38.3 million was comprised of $19.5 million in common stock and $18.8 million in cash. On October 24, 2012 FBR sold the aforementioned common stock and proceeds of $19.5 million were retained in the escrow account. The cash is maintained in the escrow account until the Company receives GSE Approval. Upon receipt of GSE Approval, FBR will receive its initial purchasers' discount and placement fees from the escrow account. If GSE Approval is not obtained, FBR's initial purchasers' discount and placement fee is deposited into the Company's investment account and the Company would dissolve and distribute the assets to the shareholders. See Note 15. Subsequent Events.

4. Acquisition of MAC

On November 30, 2011, the Company entered into an agreement with MAC Financial Ltd. to acquire MAC Financial Holdings Corporation and its wholly-owned subsidiaries (collectively "MAC").The agreement closed shortly after the closing of the common stock offering described above. Under the agreement, the total initial consideration paid for MAC was $8.5 million which consists of $2.5 million in cash, $2.5 million in the Company's common stock, and warrants to acquire the Company's common stock valued at $3.5 million. In addition, the Company assumed approximately $1.3 million in liabilities and incurred $0.1 million in deferred tax liabilities. The consideration (net of expenses paid on MAC's behalf) is held in an escrow account until such time as the Company receives GSE Approval. Upon receipt of GSE Approval, all consideration will be released to MAC Financial Ltd.

The total purchase consideration was allocated to the acquired assets and liabilities as follows:

April 24, 2012
Current assets	$52,159
Intangibles	1,590,000
Capitalized software	5,000,000
Goodwill	3,244,197
Subtotal	9,886,356
Current liabilities and deferred tax liabilities	(1,386,356)
Estimated fair value of net assets acquired	$8,500,000

Pursuant to the terms of the stock purchase agreement, the Company assumed approximately $1.3 million of MAC's existing liabilities, which relate to outstanding payment obligations under its vendor contracts with CDW, LLC, Milliman, Inc., and Intellect/SEEC, Inc. and incurred $0.1 million in tax liabilities as a result of the acquisition of certain indefinite-lived intangibles. All other liabilities which existed at closing are the obligation of MAC Financial Ltd. and either have been or will be paid out of their cash consideration, which is currently being held in an escrow account until GSE Approval. As of December 31, 2012, the total amount of cash held in escrow (net of expenses paid on MAC's behalf) was approximately $2.0 million. See Note 15. Subsequent Events.

5. Available-for-Sale Investments

As of December 31, 2012, the Company had $4.9 million in short-term investments in the form of U.S. Treasury securities on deposit with various state insurance departments to satisfy regulatory requirements.

Fair Values and Gross Unrealized Gains and Losses on Investments

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

		Gross Unrealized
	Amortized Cost	Gains	(Losses)	Fair Value
As of December 31, 2012
U.S. Treasury securities and obligations of U.S. government agencies	$4,863,647	$559	$—	$4,864,206
Total Investments	$4,863,647	$559	$—	$4,864,206

There were no investments held at December 31, 2011.

Aging of Unrealized Losses

There were no unrealized losses as of December 31, 2012 and December 31, 2011.

Scheduled Maturities

All investments have scheduled maturities of one year or less.

Net Investment Income

	Year Ended December 31, 2012	Period from May 19, 2011 (inception) to December 31, 2012
U.S. Treasury securities and obligations of U.S. government agencies	$2,019	$2,019
Cash equivalents	3,806	3,806
Total Net Investment Income	$5,825	$5,825

6. Fair Value Disclosures

We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this standard are described below:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 - Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level 3 - Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of market activity used to determine the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations.

ASC 825, "Disclosures about Fair Value of Financial Instruments", requires all entities to disclose the fair value of their financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. The following describes the valuation techniques used by the Company to determine the fair value of financial instruments held as at December 31, 2012.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

Short-Term Investments

The fair value of short-term investments is determined using unadjusted quoted market prices for identical securities.

Warrants

The warrants held by FBR and MAC Financial Ltd. are valued using a Black-Scholes option-pricing model in combination with a binomial model and a Monte-Carlo simulation model used to value the pricing protection features within the warrant. Variables in the model include the risk-free rate of return, dividend yield, expected life and expected volatility of the Company's stock price.

The following is a list of those assets and liabilities that are measured at fair value by hierarchy level as of December 31, 2012:

	Fair Value Measurements Using
Assets and Liabilities at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of December 31, 2012
U.S. Treasury securities and obligations of U.S. government agencies	$4,864,206	$—	$—	$4,864,206
Cash and cash equivalents (including restricted cash)	526,193,573	—	—	526,193,573
Total assets	$531,057,779	$—	$—	$531,057,779
Warrant liability	—	—	4,841,765	4,841,765
Total liabilities	$—	$—	$4,841,765	$4,841,765

The following is a roll forward of Level 3 liabilities measured at fair value for the year ended December 31, 2012:

Total Fair Value Measurements
Year Ended December 31, 2012
Level 3 Instruments Only	Warrant Liability
Balance, January 1, 2012	$—
Initial fair value of warrant liability	5,119,569
Change in fair value of warrant liability included in earnings	(277,804)
Balance, December 31, 2012	$4,841,765

The carrying value of other selected assets on our consolidated balance sheet approximates fair value.

The fair value of the warrants issued to FBR and MAC Financial Ltd. was estimated on the date of grant using the Black-Scholes option-pricing model, including consideration of any potential additional value associated with pricing protection features. The volatility assumption used, 39.0%, was derived from the historical volatility of the share price of a range of publicly-traded companies with similar types of business to that of the Company. No allowance was made for any potential illiquidity associated with the private trading of the Company's shares. The other initial assumptions in the option-pricing model were as follows: risk free interest rate of 2.00%, expected life of 10 years and a dividend yield of 0%.

7. Software and Equipment

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

Software and equipment consist primarily of capitalized software purchased in connection with the MAC Acquisition which had a fair value of $5 million at the date of acquisition. Software and equipment, net, as of December 31, 2012, consist of the following:

Software	$7,268,439
Equipment	284,573
Less accumulated depreciation	(2,917)
Software and equipment, net	$7,550,095

Depreciation expense for the year ended December 31, 2012 and the period from May 19, 2011 (inception) through December 31, 2012 was $2,917. There was no depreciation expense for the period ended December 31, 2011.

8. Intangible Assets

Intangible assets consist of identifiable intangible assets purchased in connection with the Company's acquisition. Intangible assets, net, as of December 31, 2012, consist of the following:

		Expected lives
State licenses	$260,000	Indefinite
GSE Applications	130,000	Indefinite
Operational manuals	1,200,000	3 years
	1,590,000
Less loss on impairment	(1,200,000)
Intangible assets, net	$390,000

The Company tests intangibles for impairment in the fourth quarter each year or more frequently if the Company believes indicators of impairment exist. At the time of acquisition, the operational manuals were a key deliverable in the Company's GSE application and were expected to be placed in service following GSE approval. Subsequently, the processes and procedures underlying the operational manuals have been reengineered to be substantially different as defined by the Company's current management. Therefore, at December 31, 2012 the Company determined the carrying value of operational manuals would not be recovered and the manuals could not be sold and would be disposed, and as a result, assessed the fair value at zero and recognized a loss on impairment of $1.2 million. The Company does not believe that the indefinite-lived intangible assets were impaired at December 31, 2012. There were no intangible assets as of December 31, 2011.

9. Commitments and Contingencies

Office Lease

The Company entered into an office facility lease effective July 1, 2012 for a term of two years. This facility is fully furnished and allows for expansion based on projected staffing growth. However, under the terms of the agreement, the Company, if unable to obtain GSE Approval by March 15, 2013, may elect to terminate the lease by giving written notice to the landlord. The lease will then terminate (as if by expiration) on March 31, 2013. The Company prepaid rent of approximately $246,000 for the period July 1, 2012 through March 31, 2013. See Note 15. Subsequent Events.

Management expects that, in the normal course of business, future minimum lease payments under this lease to be as follows:

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

Years ending December 31,
2013	631,016
2014	411,768
Totals	$1,042,784

There was rent expense, related to this lease, of approximately $164,000 for the year ended December 31, 2012.

10. Income Taxes

Following is a reconciliation of the Company's net deferred income tax asset as of December 31, 2012:

	December 31, 2012
	Gross	Tax Effected
Deferred tax asset:
Capitalized start-up costs	$21,796,012	$7,410,644
Net operating loss carry forwards	7,307,344	2,484,497
Total gross deferred tax assets	29,103,356	9,895,141
Less: valuation allowance	(24,103,356)	(8,195,141)
Total deferred tax assets	5,000,000	1,700,000
Deferred tax liability:
Capitalized Software	(5,000,000)	(1,700,000)
Intangible Assets	(390,000)	(132,600)
Total deferred tax liabilities	(5,390,000)	(1,832,600)
Net deferred income tax liability	$(390,000)	$(132,600)

The net deferred tax liability of $132,600 is due to the acquisition of indefinite-lived intangibles in the MAC Acquisition for which a benefit has been reflected in the acquired net operating loss carry forwards. The tax liability incurred at the acquisition is recorded as an increase in Goodwill.

Section 382 imposes annual limitations on a corporation's ability to utilize its NOL's if it experiences an "ownership change." As a result of the MAC Acquisition, $7.3 million of NOL's are subject to annual limitations of $277 thousand. Net unrealized built-in gains could increase the annual Section 382 limitation. Any unused annual limitation may be carried forward up to 20 years. The NOLs will expire in years 2029 through 2031.

As the Company has just recently begun operations and has no history to provide a basis for reliable future income projections, a valuation allowance of $8.2 million was recorded at December 31, 2012 to reflect the amount of the deferred taxes that may not be realized.

11. Stock Compensation

The 2012 Stock Incentive Plan (the "Plan") was approved by the Board of Directors (the "Board") on April 16, 2012, and authorized 5.5 million shares be reserved for issuance under the Plan with 3.85 million shares available for stock options and 1.65 million shares available for restricted stock grants. Options granted under the Plan are Non-Qualified Stock Options and may be granted to employees, directors and other key persons of the Company. The exercise price per share for the common stock covered by this Plan shall be determined by the Board at the time of grant, but shall not be less than the fair market value on the date of the grant. The term of the stock option grants will be fixed by the Board, but no stock option shall be exercisable more than 10 years after the date the stock option is granted. The vesting period of the stock option grants will also be fixed by the Board at the time of grant and generally are for a three year period.

A summary of option activity in the plan during 2012 is as follows:

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Share
Options balance at December, 31, 2011	—	$—	$—
Options Granted	2,829,250	10.00	3.87
Less: Options Forfeited	(282,500)	10.00	3.88
Options balance outstanding at December 31, 2012	2,546,750	$10.00	$3.86

There were no exercises and no options were exercisable as of December 31, 2012.

The remaining weighted average contractual life of options outstanding as of December 31, 2012 was 9.4 years. As of December 31, 2012, there was approximately $6.4 million of total unrecognized compensation cost related to non-vested stock options. The weighted-average period over which total compensation related to nonvested stock options will be recognized is 2.34 years.

The Company accounts for stock options under ASC No. 718, Compensation - Stock Compensation ("ASC 718"), which requires all share-based payments to be recognized in the financial statements at their fair values. To measure the fair value of stock options granted, the Company utilizes the Black-Scholes options pricing model. Expense is recognized over the required service period, which is generally a three-year vesting period for the options (vesting in one-third increments per year).

The estimated grant date fair values of the stock options granted during 2012 were calculated using Black-Scholes valuation model based on the following weighted-average assumptions:

Expected life	6.00 years
Risk free interest rate	1.03%
Dividend yield	0.00%
Expected stock price volatility	39.00%
Projected forfeiture rates	1.00%

Expected Price Volatility - is a measure of the amount by which a price has fluctuated or is expected to fluctuate. At the time of grant, the Company's common shares trading history was less than six months which was not sufficient to calculate an expected volatility representative of the volatility over the expected lives of the options. As a substitute for such estimate, the Company used historical volatilities of a set of comparable companies in the industry in which the Company operates.

Risk-Free Interest Rate - is the U.S. Treasury rate for the date of the grant having a term approximating the expected life of the option.

Expected Lives - is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns.

The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years.

Forfeiture Rate - is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield - is calculated by dividing the expected annual dividend by the stock price of the Company at the valuation date.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

A summary of restricted stock unit activity in the plan during 2012 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Restricted Stock balance at December, 31, 2011	—	$—
Restricted Stock Units Granted	1,666,748	7.35
Less: Restricted Stock Units Forfeited	(237,500)	7.35
Restricted Stock balance outstanding at December 31, 2012	1,429,248	$7.35

At December 31, 2012, the 1.4 million shares of restricted stock outstanding consisted of 1.2 million shares that are subject to both a market and service condition and 0.2 million shares that are subject only to service conditions. The restricted stock units subject to both a market and service condition vest in one-third increments upon the achievement of certain market price goals and continued service. All other restricted stock units vest in one-half increments on the second and third anniversary date following the grant date and continued service. The fair value of restricted stock units subject to market and service conditions is determined based on a Monte Carlo Simulation model at the date of grant. The fair value of restricted stock units subject only to service conditions are valued at the Company's stock price on the date of grant less the present value of anticipated dividends.

The estimated grant date fair values of the restricted stock units granted in 2012 that are subject to both a market and service condition were calculated using a Monte Carlo Simulation model based on the average outcome of 150,000 simulations using the following assumption:

Expected life	5.00 years
Risk free interest rate	0.86%
Dividend yield	0.00%
Expected stock price volatility	39.00%
Expected forfeiture rate	1.00%

The remaining weighted average contractual life of RSUs outstanding as of December 31, 2012 was 8.2 years. As of December 31, 2012, there was approximately $7.8 million of total unrecognized compensation cost related to non-vested restricted stock units. The weighted-average period over which total compensation related to nonvested RSUs will be recognized is 2.04 years.

12. Line of Credit and Related Warrants

As of December 31, 2011, in connection with the funding of the Company prior to executing the offering, FBR granted an uncommitted line of credit up to an aggregate principal amount of $1.5 million to support legal, accounting and others costs associated with the formation and the capitalization of the Company.

As part of the consideration for granting the line of credit, upon the successful common stock offering on April 24, 2012, the Company agreed to issue warrants to FBR having an aggregate value equal to three times the amount of the outstanding line of credit balance. Each warrant gave the holder thereof the right to purchase one share of common stock at an exercise price equal to $10.00. Accordingly, FBR was issued approximately 314,000 warrants with an aggregate fair value of approximately $1.6 million. These warrants were measured at fair value and recorded as a finance fee with an offsetting charge to liabilities. The line of credit was paid off on April 24, 2012 and the debt discount was fully amortized as of December 31, 2012. The warrants will be cancelled if the Company does not receive GSE Approval. See Note 15. Subsequent Events.

Upon exercise of these warrants, the amounts will be reclassified as additional paid-in capital.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

The Company is required to revalue the warrants at the end of each reporting period and any change in fair value is reported in the statements of operations in the period in which the change occurred. The fair value of the warrants is calculated using a Black-Scholes model in combination with a binomial model and Monte-Carlo simulation model used to value the pricing protection features within the warrant.

13. Litigation

On August 8, 2012, Germaine Marks, as Receiver, and Truitte Todd, as Special Deputy Receiver, of PMI Mortgage Insurance Co. ("PMI"), an Arizona insurance company in receivership, have filed a complaint against the Company, National Mortgage Insurance Corporation and certain named individuals. The litigation is at an early stage of review and evaluation and the Company has filed an answer to PMI's complaint denying all allegations. Because the litigation and related discovery are in an early stage, the Company does not have sufficient information to determine or predict the ultimate outcome or estimate the range of possible losses, if any. Accordingly, no provision for litigation losses has been included in the accompanying financial statements.

14. Statutory Financial Information

The Company's insurance subsidiaries, NMIC, NMI Re One and NMI Re Two, file financial statements in conformity with statutory basis accounting principles ("SAP") prescribed or permitted by the Wisconsin Office of the Commission of Insurance ("OCI"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). The OCI recognizes only statutory accounting practices prescribed or permitted by the state of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Wisconsin insurance laws.

Prescribed and permitted practices generally vary in some respects from accounting principles generally accepted in the United States of America ("GAAP"). The principal differences between these accounting practices and GAAP are as follows: (1) acquisition expenses incurred in connection with acquiring new business are charged to expense under SAP but under GAAP are deferred and amortized as the related premiums are earned; (2) under SAP there are limitations on the net deferred tax assets created by the tax effects of temporary differences; (3) unpaid losses and loss adjustment expense ceded to reinsurers are reported as a deduction of the related reserve rather than as an asset as would be required under GAAP; (4) under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

In addition, mortgage guaranty insurers are required to establish a special contingency reserve from unassigned surplus, with annual contributions equal to the greater of (1) 50% of net earned premiums or (2) minimum policyholders' position divided by seven. The purpose of this reserve is to protect policyholders against the effects of adverse economic cycles. After 120 months, the matured portion of the reserve is released to unassigned funds. The Wisconsin Administrative Code allows withdrawals from the reserve in any year to the extent that incurred losses and loss adjustment expenses (LAE) exceed 35% of earned premiums. Additionally, in order to receive a tax benefit for the deduction of the additions to the statutory contingency reserve, NMIC must purchase U.S. government issued tax and loss bonds in the amount equal to the tax benefit. These non-interest-bearing bonds are held in investments for the purpose of maintaining the statutory liability for ten years or until such time as the contingency reserve is released back into surplus. Under GAAP, there is no contingency reserve.

The insurance subsidiaries' ability to pay dividends to its parent are limited by state insurance laws of the State of Wisconsin. Wisconsin law provides that the Company may pay dividends without the prior approval of the Wisconsin Commissioner of Insurance in an amount, when added to other shareholder distributions made in the prior 12 months, not to exceed the lesser of (a) 10% of the insurer's surplus as regards to policyholders as of the prior December 31, or (b) its net income (excluding realized capital gains) for the twelve month period ending December 31 of the immediately

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

preceding calendar year. In determining net income, an insurer may carry forward net income from the previous calendar years that has not already been paid out as a dividend. Additionally, minimum capital requirements may limit the amount of dividend that the Company may pay.

The Company is in the process of applying for licenses in all other states and D.C.. Some of these other states may restrict the Company's ability to pay shareholder dividends. See Note 15. Subsequent Events.

For the year ended December 31, 2012, none of the Company's insurance subsidiaries have paid dividends. As of December 31, 2012 none of our insurance subsidiaries had written any business and therefore had no risk ratios. Given this fact our RTC requirements are not meaningful.

NMI Holdings, Inc. is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as NMI Holdings, Inc., that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or (subject to certain limitations) recent net profits. As of December 31, 2012 NMIH's capital surplus was $488.7 million.

As of December 31, 2012, we had not entered into agreements that would have restricted our assets. Subsequent to the balance sheet date, the amount of restricted net assets held by our consolidated insurance subsidiaries totaled $220.0 million of our consolidated net assets of $488.7 million. In addition, as part of the GSE commitments, we agreed to maintain at least $150 million in capital at NMIC

The Statutory and GAAP equity and net income of the Company's insurance and reinsurance subsidiaries were as follows:

	NMIC	NMI Re One	NMI Re Two
Statutory Capital and Surplus	(Dollars In Thousands)
As at December 31, 2012	$210,004	$10,000	$10,000

Statutory Net Income (Loss)
For the Year Ended December 31, 2012	$(18)	$—	$—

15. Subsequent Events

On January 16, 2013 the Company was approved as an eligible mortgage guaranty insurer by Fannie Mae and Freddie Mac, subject to maintaining certain conditions. Along with their approval, Fannie Mae and Freddie Mac have indicated that they will be ready to accept loans insured by the Company in the second quarter of 2013. Both GSEs will be communicating directly to lenders regarding the timing and process.

Upon receipt of GSE approval, the 250,000 shares of Class B Non-Voting Common Stock outstanding were immediately converted into 250,000 shares of Class A Common Stock.

Pursuant to the purchase/placement agreement with FBR dated April 17, 2012 and the stock purchase agreement with MAC Financial Ltd., the Company executed the release of all consideration held in escrow on January 23, 2013.

In addition to state dividend limitations, the Company is restricted from paying any dividends to affiliates or to any holding company until December 31, 2015 by separate agreement with the GSE's.

On January 30, 2013, a case management conference took place among the parties in the complaint brought forth by Germaine Marks, as Receiver, and Truitte Todd, as Special Deputy Receiver, of PMI Mortgage Insurance Co., an Arizona insurance company in receivership, against the Company, National Mortgage Insurance Corporation and certain named individuals. The conference resulted in the setting of a trial date on February 3, 2014.

NMI HOLDINGS, INC. (A Development Stage Company)
NOTES TO CONSOLIDATED FINANICAL STATEMENTS

The Company has performed subsequent events procedures through February 14, 2013, which was the date the financial statements were available for issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MAC Financial Holding Corporation
(A Development Stage Company)
Emeryville, CA

We have audited the accompanying consolidated balance sheets of MAC Financial Holding Corporation (A Development Stage Company) as of April 24, 2012 and December 31, 2011 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the periods from January 1, 2012 to April 24, 2012, July 6, 2009 (inception) to April 24, 2012, the year ended December 31, 2011, and the period from July 6, 2009 (inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAC Financial Holding Corporation at April 24, 2012 and December 31, 2011, and the results of its operations, changes in shareholders' equity, and its cash flows for the periods from January 1, 2012 to April 24, 2012, July 6, 2009 (inception) to April 24, 2012, the year ended December 31, 2011, and the period from July 6, 2009 (inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

June 14, 2013

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)

CONSOLIDATED BALANCE SHEETS	April 24, 2012	December 31, 2011
Assets
Cash and cash equivalents	$16,705	$16,842
Prepaid expenses	12,474	18,620
Receivable from affiliate	200	200
Property and equipment, net of accumulated depreciation	7,647	11,927
Capitalized software costs	2,879,078	2,879,078
Total Assets	$2,916,104	$2,926,667
Liabilities
Accounts payable	$1,466,766	$1,227,006
Note payable	—	239,760
Total Liabilities	1,466,766	1,466,766
Commitments and Contingencies
Shareholders' Equity
Common stock - $0.01 par value, 1,000 shares issued	10	10
Additional paid-in capital	7,090,510	7,090,510
Deficit accumulated during the development phase	(5,641,182)	(5,630,619)
Total Shareholders' Equity	1,449,338	1,459,901
Total Liabilities and Shareholders' Equity	$2,916,104	$2,926,667

See accompanying notes to consolidated financial statements.

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS	Period from January 1, 2012 to April 24, 2012	Period from July 6, 2009 (inception) to April 24, 2012	Year Ended December 31, 2011	Period from July 6, 2009 (inception) to December 31, 2011
Revenues
Service income	$—	$17,989	$1,738	$17,989
Investment income	—	17	—	17
Total Revenues	—	18,006	1,738	18,006
Expenses
Payroll and benefits	—	2,401,828	333,927	2,401,828
Information technology	4,280	1,252,263	13,515	1,247,983
Legal and professional fees	—	724,805	21,124	724,805
Travel and related items	—	192,678	14,877	192,678
Rent and utilities	—	160,654	28,000	160,654
Operating licenses and fees	—	58,651	1,077	58,651
General and administrative	6,283	868,309	193,554	862,026
Total Expenses	10,563	5,659,188	606,074	5,648,625
Net loss	$(10,563)	$(5,641,182)	$(604,336)	$(5,630,619)

See accompanying notes to consolidated financial statements.

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)

Consolidated Statements of Changes in Shareholders' Equity	Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Phase	Total
	$0.01 Par
	Shares	Amount
Period from July 6, 2009 (inception) to December 31, 2011
Balance, July 6, 2009	—	$—	$—	$—	$—
Issuance of Class A common stock	1,000	10	—	—	10
Capital contributions	—	—	7,090,510	—	7,090,510
Net loss	—	—	—	(5,630,619)	(5,630,619)
Balance, December 31, 2011	1,000	10	7,090,510	(5,630,619)	1,459,901
For the Year Ended December 31, 2011
Balance, December 31, 2010	1,000	10	6,893,896	(5,026,283)	1,867,623
Capital contributions	—	—	196,614	—	196,614
Net loss	—	—	—	(604,336)	(604,336)
Balance, December 31, 2011	1,000	10	7,090,510	(5,630,619)	1,459,901
Period from July 6, 2009 (inception) to April 24, 2012
Balance, July 6, 2009	—	—	—	—	—
Issuance of Class A common stock	1,000	10	—	—	10
Capital contributions	—	—	7,090,510	—	7,090,510
Net loss	—	—	—	(5,641,182)	(5,641,182)
Balance, April 24, 2012	1,000	10	7,090,510	(5,641,182)	1,449,338
For the Period Ended April 24, 2012
Balance, December 31, 2011	1,000	10	7,090,510	(5,630,619)	1,459,901
Net loss	—	—	—	(10,563)	(10,563)
Balance, April 24, 2012	1,000	$10	$7,090,510	$(5,641,182)	$1,449,338

See accompanying notes to consolidated financial statements.

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)

Consolidated Statements of Cash Flows	Period from January 1, 2012 to April 24, 2012	Period from July 6, 2009 (inception) to April 24, 2012	Year Ended December 31, 2011	Period from July 6, 2009 (inception) to December 31, 2011
Cash Flows from Operating Activities
Net loss	$(10,563)	$(5,641,182)	$(604,336)	$(5,630,619)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,280	32,898	13,515	28,618
Changes in operating assets and liabilities:
Accounts receivable	—	—	10,477	—
Prepaid expense	6,146	(12,474)	158,893	(18,620)
Payable to affiliate	—	(200)	(200)	(200)
Accounts payable and accrued expenses	239,760	1,466,766	(68,280)	1,227,006
Net Cash Provided by (Used in) Operating Activities	239,623	(4,154,192)	(489,931)	(4,393,815)
Cash Flows from Investing Activities
Purchase of software and equipment	—	(40,545)	—	(40,545)
Capitalized software charges	—	(2,879,078)	(89,878)	(2,879,078)
Net Cash Used in Investing Activities	—	(2,919,623)	(89,878)	(2,919,623)
Cash Flows from Financing Activities
Proceeds from common stock and capital contributions	—	7,090,520	196,614	7,090,520
(Payments on) proceeds from note payable	(239,760)	—	239,760	239,760
Net Cash (Used in) Provided by Financing Activities	(239,760)	7,090,520	436,374	7,330,280
Net (Decrease) Increase in Cash and Cash Equivalents	(137)	16,705	(143,435)	16,842
Cash and Cash Equivalents, beginning of period	16,842	—	160,277	—
Cash and Cash Equivalents, end of period	$16,705	$16,705	$16,842	$16,842

See accompanying notes to consolidated financial statements.

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

MAC Financial Holding Corporation (A Development Stage Company) (“the Company”) was organized in Delaware on July 6, 2009, and is a wholly-owned subsidiary of MAC Financial Ltd., a Bermuda holding company. The Company's wholly-owned subsidiaries include Mortgage Assurance Corporation, (“MAC”), a Wisconsin insurance company, Mortgage Assurance Reinsurance Inc. One (“MARI One”) a Wisconsin insurance company and Mortgage Assurance Reinsurance Inc. Two (“MARI Two”) a Wisconsin insurance company. In 2012, the MAC insurance subsidiaries were renamed. See Note 7. Subsequent Events.

MAC received a Certificate of Authority from Wisconsin's Office of the Commissioner of Insurance (“OCI”) to conduct a mortgage insurance business. However, to commence operations Certificates of Authority are required in each jurisdiction in which MAC wishes to conduct business and the approval as a qualified mortgage insurer by the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”, FNMA and FHLMC, collectively, the “GSEs”) is also required.

Certain states require that when coverage on individual loans exceeds 25%, such excess coverage be reinsured by another mortgage insurer, who may be an affiliate. Such reinsurance may be provided by a domestic or off-shore wholly-owned reinsurance company formed specifically for this purpose. The Company has determined that initially it will meet this requirement through two wholly-owned domestic reinsurers, MARI One and MARI Two. These two companies were formed in January, 2010 and received a Certificate of Authority from the Wisconsin OCI in March, 2010. The Company had not commenced writing mortgage insurance business as of April 24, 2012.

On November 30, 2011, NMI Holdings, Inc. (“NMI”) agreed to acquire from MAC Financial Ltd. all of the outstanding equity interest of the Company and its three wholly-owned subsidiaries for approximately $8.5 million. The completion of the acquisition was subject to NMI raising at least $500 million in a private placement offering as well as other customary closing conditions. The equity interest of the Company and the cash consideration was held in escrow until such time as NMI received approval from at least one of the GSEs to be a qualified mortgage insurance provider. See Note 7. Subsequent Events. Upon receipt of GSE approval, all consideration was released to MAC Financial Ltd. and the equity interest of the Company was released to NMI.

2. Basis of Presentation and Summary of Accounting Principles

Basis of Presentation

The accompanying financial statements include the results of the Company and its wholly-owned subsidiaries. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All material intercompany accounts have been eliminated. The accounts of the Company and its subsidiaries are maintained in US dollars. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers items such as certificates of deposit and money market funds with original maturities of 90 days or less to be cash equivalents.

Software and Equipment

The Company capitalizes costs incurred during the application development stage related to software developed for internal use and for which it has no substantive plan to market externally in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 985 - Software. Capitalized costs are amortized beginning at such time as the software is ready for its intended use on a straight-line basis over the estimated

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

useful life of the asset, which is generally three to seven years. The software has not been placed in service as of April 24, 2012. All other information technology costs are expensed as incurred.

Software and equipment are carried at cost, less accumulated amortization and depreciation. Amortization of software and depreciation on equipment are calculated using the straight-line method over the estimated useful lives of three to five years.

Revenue Recognition

The Company recognizes revenue as services are performed.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB ASC Topic 740 - Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

The Company evaluates the need for a valuation allowance against its deferred tax assets on a quarterly basis. In the course of its review, the Company assesses all available evidence, both positive and negative, including future sources of income, tax planning strategies, future contractual cash flows and reversing temporary differences. Additional valuation allowance benefits or charges could be recognized in the future due to changes in management's expectations regarding the realization of tax benefits. Uncertain tax positions taken or expected to be taken in a tax return by the Company are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. There are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the next twelve month period.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Recent Accounting Standards Updates Adopted

Impairment of Indefinite-Lived Intangible Assets

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02, updating guidance on indefinite-lived intangible assets impairment. Under the new guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company elected to early adopt the amendments for the fiscal year beginning January 1, 2012. The adoption of this guidance did not have any effect on the Company's results of operations, financial position or liquidity.

Intangibles - Goodwill and Other: Testing Goodwill for Impairment

In September 2011, the FASB issued updated guidance (ASU 2011-08) on goodwill impairment that gives companies the option to perform a qualitative assessment that may allow them to skip the annual two-step test and reduce costs.

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the new guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The FASB provided a sample list of events and circumstances that an entity can consider in performing its qualitative assessment. Under the amended guidance, an entity has the option to bypass the qualitative assessment and proceed directly to performing the first step of the two-step goodwill impairment test and may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Presentation of Comprehensive Income

In June 2011, the FASB issued updated guidance (ASU 2011-05) to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in shareholders' equity.  The updated guidance requires that all non-owner changes in shareholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements.  The updated guidance is to be applied retrospectively and is effective for the period ending September 30, 2012.  Early adoption is permitted. The adoption of this guidance in January 2012 did not have any effect on the Company's financial position or liquidity.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS

In May 2011, the FASB issued updated guidance (ASU 2011-04) that addresses the objective of the FASB and the International Accounting Standards Board (“IASB”) to develop common requirements for measuring and for disclosing information about fair value measurements with US GAAP and International Financial Reporting Standards (“IFRS”).  The FASB and the IASB worked together to ensure that fair value has the same meaning in US GAAP and IFRS and that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The FASB and the IASB concluded that this guidance will improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRS. The guidance explains how to measure fair value. This updated guidance does not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting.  The updated guidance is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreement

In April 2011, the FASB amended its guidance on accounting for repurchase agreements (ASU 2011-03). The amendments simplify the accounting by eliminating the requirement that the transferor demonstrate it has adequate collateral to fund substantially all the cost of purchasing replacement assets. Under the amended guidance, a transferor maintains effective control over transferred financial assets (and thus accounts for the transfer as a secured borrowing) if there is an agreement that both entitles and obligates the transferor to repurchase the financial assets before maturity and if all of the following conditions previously required are met; (i) financial assets to be repurchased or redeemed are the same or substantially the same as those transferred, (ii) repurchase or redemption date before maturity at a fixed or determinable price, and (iii) the agreement is entered into contemporaneously with, or in contemplation of, the transfer.  As a result, more arrangements could be accounted for as secured borrowings rather than sales.  The updated guidance is effective on a prospective basis for interim and annual reporting periods beginning on or after December 15, 2011, early adoption is prohibited. The adoption of this guidance in January 2012 did not have any effect on the Company's results of operations, financial position or liquidity.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2010, the FASB issued Accounting Standards Update 2010-26, to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that had not previously been capitalized by a reporting entity, the entity may elect not to capitalize those costs.

The updated guidance is effective on either a retrospective or prospective basis for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted as of the beginning of a company's annual period. The adoption of this guidance did not have any effect on the Company's results of operations, financial position or liquidity as the Company has yet to commence writing premiums.

Recent Accounting Standards Updates Not Yet Adopted

Nonpublic Entity Disclosures about Financial Instruments

In February 2013, the FASB issued an Accounting Standards Update clarifying the intended scope of the disclosures required by Update 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments clarify that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. We expect this guidance to affect financial statement disclosures but not to have an impact on the Company's results of operations, financial position or liquidity.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, the FASB issued an Accounting Standards Update clarifying that the scope of Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. We expect this guidance to affect financial statement disclosures but not to have an impact on the Company's results of operations, financial position or liquidity.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued an Accounting Standards Update (the “Update”) addressing the reporting of reclassifications out of accumulated other comprehensive income. The Update requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. We expect this guidance to affect financial statement disclosures but not to have an impact on the Company's results of operations, financial position or liquidity.

Reclassifications

Certain items in the financial statements as of and for the period ending December 31, 2011 have been reclassified to conform to the current year's presentation. There was no effect on net income previously reported.

3. Notes Payable

In December of 2010, MAC secured a loan from the Wisconsin Department of Commerce in the amount of $250,000. The loan requires interest only payments for the first year and amortizes over the following two years in a fixed monthly installment of $10,640, commencing on January 1, 2012, which includes principal and interest. A final installment is

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

due December 1, 2013, which shall include all remaining principal and interest. The interest rate is 2% with a 2% origination fee. MAC received the entire $250,000 advance in January 2011. During the year, the Company violated a provision of the agreement, under which it was required to retain a certain number of employees in Wisconsin. The penalty for this violation is an incremental increase in the interest rate. The maximum penalty under the agreement for this violation is 4%. As of December 31, 2011, the balance due on the loan was $239,760. On April 24, 2012, the balance due on the loan was paid in full by NMI and the Company recorded a liability in Accounts Payable which will be settled upon successful completion of NMI's acquisition of the Company. See Note 7. Subsequent Events.

4. Income Taxes

The deferred tax assets consist mainly of a net operating loss. A full valuation reserve has been provided because the “more likely than not” standard for recognition of deferred tax assets has not been met. The Company has net operating loss carryforwards, after giving effect to timing differences, of approximately $7.3 million at December 31, 2011 and April 24, 2012 that will begin to expire December 31, 2029. Such carryforward may be utilized over the next twenty years to reduce taxable income and resulting income taxes.

5. Commitments and Contingencies

Facilities

The Company's current home office lease which expired on April 30, 2010 had been extended on a month by month basis through May 31, 2011. The rental expense was $28,000 for the year ended December 31, 2011. There was no rent expense for the period ended April 24, 2012.

Information Technology

In 2009 MAC had entered into contracts to (i) develop a data capture and transmission system to receive applications from its customers, (ii) develop an insurance management system to underwrite and produce commitments for applications, invoice commitments (including renewals) and store data in a data base, (iii) develop a financial reporting system, including investment management, and (iv) develop a web site. At December 31, 2011 and April 24, 2012 the Company has contingent commitments outstanding of approximately $280,000.

Intellect SEEC License Fee Accrual

On January 13, 2010, MAC requested the payment of license fees to Intellect SEEC related to the development of the Company's Insurance Management System be delayed. The license payment schedule was originally due as follows:

Due Date
December 31, 2009	$250,000
January 30, 2010	200,000
March 31, 2010	550,000
Total	$1,000,000

Per an amended agreement between MAC and Intellect SEEC signed on February 2, 2010, Intellect SEEC agreed to delay the license fee payment to as follows:

a)	$700,000 to be paid 10 days after obtaining the funding required for Government Sponsored Entity (“GSE”) approval

b)	$300,000 to be paid upon completion of deployment of the Insurance Management System and user acceptance testing

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See Note 7. Subsequent Events.

6. Statutory Financial Information

The Company's insurance subsidiaries, MAC, MARI One and MARI Two, file financial statements in conformity with statutory basis accounting principles (“SAP”) prescribed or permitted by the Wisconsin Office of the Commission of Insurance (“OCI”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”). The OCI recognizes only statutory accounting practices prescribed or permitted by the state of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Wisconsin insurance laws.

Prescribed and permitted practices generally vary in some respects from accounting principles generally accepted in the United States of America (“GAAP”). The principal differences between these accounting practices and GAAP are as follows: (1) acquisition expenses incurred in connection with acquiring new business are charged to expense under SAP but under GAAP are deferred and amortized as the related premiums are earned; (2) under SAP there are limitations on the net deferred tax assets created by the tax effects of temporary differences; (3) unpaid losses and loss adjustment expense ceded to reinsurers are reported as a deduction of the related reserve rather than as an asset as would be required under GAAP; (4) under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

In addition, mortgage guaranty insurers are required to establish a special contingency reserve from unassigned surplus, with annual contributions equal to the greater of (1) 50% of net earned premiums or (2) minimum policyholders' position divided by seven. The purpose of this reserve is to protect policyholders against the effects of adverse economic cycles. After 120 months, the matured portion of the reserve is released to unassigned funds. The Wisconsin Administrative Code allows withdrawals from the reserve in any year to the extent that incurred losses and loss adjustment expenses (LAE) exceed 35% of earned premiums. Additionally, in order to receive a tax benefit for the deduction of the additions to the statutory contingency reserve, NMIC must purchase U.S. government issued tax and loss bonds in the amount equal to the tax benefit. These non-interest-bearing bonds are held in investments for the purpose of maintaining the statutory liability for ten years or until such time as the contingency reserve is released back into surplus. Under GAAP, there is no contingency reserve.

The insurance subsidiaries' ability to pay dividends to its parent are limited by state insurance laws of the State of Wisconsin. Wisconsin law provides that the Company may pay dividends without the prior approval of the Wisconsin Commissioner of Insurance in an amount, when added to other shareholder distributions made in the prior 12 months, not to exceed the lesser of (a) 10% of the insurer's surplus as regards to policyholders as of the prior December 31, or (b) its net income (excluding realized capital gains) for the twelve month period ending December 31 of the immediately preceding calendar year. In determining net income, an insurer may carry forward net income from the previous calendar years that has not already been paid out as a dividend. Additionally, minimum capital requirements may limit the amount of dividend that the Company may pay.

For the year ended December 31, 2011 and the period ending April 24, 2012, none of the Company's insurance subsidiaries have paid dividends.

See Note 7. Subsequent Events.

7. Subsequent Events

Acquisition by NMI
On April 24, 2012, NMI Holdings, Inc. (“NMI”) closed an agreement with MAC Financial Ltd. to acquire MAC Financial Holdings Corporation and its wholly-owned subsidiaries (collectively the “Company”).The agreement closed shortly after the closing of a common stock offering by NMI. Under the agreement, the total initial consideration paid for MAC

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was $8.5 million which consists of $2.5 million in cash, $2.5 million in the NMI's common stock, and warrants to acquire NMI's common stock valued at $3.5 million. In addition, NMI assumed approximately $1.3 million in liabilities. Following the common stock offering by NMI, NMI paid off the entire outstanding balance of the loan from the Wisconsin Department of Commerce and paid the $700,000 and the $300,000 of obligations for the license fees to Intellect SEEC related to the development of the Company's Insurance Management System. The consideration (net of expenses paid on MAC's behalf) was held in an escrow account until such time as NMI receives GSE Approval. On January 15 and January 16, 2013, NMI was approved as an eligible mortgage guaranty insurer by Freddie Mac and Fannie Mae, respectively. On January 23, 2013, all consideration was released to MAC Financial Ltd.

As a result of the acquisition of the Company by NMI, MAC Financial Holdings Corporation and its wholly-owned subsidiaries became the primary subsidiary of NMI Holdings, Inc. Subsequent to the acquisition, the MAC insurance subsidiaries, MAC, MARI One and MARI Two were renamed. MAC was renamed to National Mortgage Insurance Corporation (“NMIC”). Mortgage Assurance Reinsurance Inc. One (“MARI One”) was renamed to National Mortgage Reinsurance Inc One (“NMRI One”) and Mortgage Assurance Reinsurance Two (“MARI Two”) was renamed to National Mortgage Reinsurance Inc Two (“NMRI Two”).
Capitalization of the Company

On June 29, 2012, NMI capitalized the following insurance companies:

National Mortgage Insurance Corporation - $210.0 million
National Mortgage Reinsurance Inc One - $10.0 million

Also, on June 29, 2012, NMIC capitalized its direct, wholly-owned subsidiary as follows:

National Mortgage Reinsurance Inc Two - $10.0 million

Tax Sharing Agreement

The Company entered into a Tax Sharing Agreement dated August 23, 2012, by and among the Company and NMI. Under this agreement, each of the parties mutually agrees to file a consolidated federal income tax return for 2012 and subsequent tax years, with NMI as the direct tax payer. The tax liability of each insurer that is party to the agreement is limited to the amount of liability it would incur if it filed a separate tax return. All settlements under this agreement between NMI and any insurer that is party to the agreement shall be made within 30 days of the filing of the applicable federal corporate income tax return with the Internal Revenue Service (“IRS”), including subsequent amended filings and IRS adjustments, except when a refund is due to an insurer, in which case payment shall be made to the insurer within 30 days after NMI's receipt of the applicable tax refund. The agreement was not in effect as of December 31, 2011.

Cost Allocation Agreement

The Company entered into a cost allocation agreement on August 1, 2012 by and among the Company and NMI. All of the parties to the agreement may provide any of the following services to anyone in the agreement including general management, underwriting, customer service, claims processing, legal, accounting and actuarial services. The agreement was not in effect as of December 31, 2011 and as such, no costs had been allocated via this agreement.

The Cost Allocation Agreement was amended on January 9, 2013, retroactive to August 1, 2012, such that all parties to the Agreement agreed that no costs would be allocated from NMI to any party to the Agreement until such time as GSE approval was received. Additionally, the parties agreed that all bonus payments based on GSE approval, as well as bonus payments paid or accrued prior to June 30, 2013 are to be allocated solely to NMI.

Organizational Examination

MAC FINANCIAL HOLDING CORPORATION (A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Wisconsin OCI completed an Organizational Examination of NMIC on September 27, 2012. The period under exam was June 30, 2009 through June 30, 2012. The examination was conducted using a risk-focused approach in accordance with the NAIC Financial Condition Examiners' Handbook, which sets forth guidance for planning and performing an examination to evaluate the financial condition and identify prospective risks of an insurer. This approach includes the obtaining of information about the company including corporate governance, the identification and assessment of inherent risks within the company, and the evaluation of system controls and procedures used by the company to mitigate those risks.

The Examination did not result in any recommendations. The Examination did not make any reclassification of or adjustments to balances reported by the NMIC. The Company has no orders or restrictions of any kind on its certificate of authority in Wisconsin. The stipulation and order issued by the OCI in connection with the licensure of the Company that prohibited NMIC from transacting insurance business was rescinded based on the findings of this Examination.

Litigation

On August 8, 2012, the Receiver and Special Deputy Receiver of PMI Mortgage Insurance Co. (“PMI”), an insolvent mortgage insurance company located in Walnut Creek, CA, filed an unverified complaint (“the PMI Complaint”) in California Superior Court against NMI, NMIC and certain named individuals. The litigation is at an early stage of review and evaluation and NMI has filed an answer to PMI's complaint denying all allegations. Because the litigation and related discovery are in an early stage, the Company does not have sufficient information to determine or predict the ultimate outcome or estimate the range of possible losses, if any. Accordingly, no provision for litigation losses has been included in the accompanying financial statements.

On January 30, 2013, a case management conference took place among the parties in PMI Complaint. The conference resulted in the setting of a trial date on February 3, 2014.

On April 25, 2013 a hearing was held on several motions filed by the parties to the PMI Complaint. The Court partially granted a defense motion and dismissed two of the six counts cited by the defendants. The court also ordered the plaintiffs to more specifically describe the trade secrets alleged in the plaintiff's complaint and ordered plaintiff's discovery efforts stayed until June 13, 2013.

On June 13, 2013, a hearing was held to resolve certain discovery disputes. No definitive ruling was issued. The Company believes the case is without merit and intends to vigorously defend against all claims. Our strategy remains the same and the litigation and related discovery are still in an early stage.

GSE Approval

On January 16, 2013, NMIC was approved as an eligible mortgage guaranty insurer by Fannie Mae and Freddie Mac, subject to maintaining certain conditions. Along with their approval, Fannie Mae and Freddie Mac have indicated that they will be ready to accept loans insured by the Company in the second quarter of 2013. The GSEs will be communicating directly to lenders regarding the timing and process.

Licensing

On June 27, 2012, NMIC's Expansion Application to obtain licenses in all states outside of Wisconsin was accepted into the Review of Electronic Application Coordination and Processing (“REACAP”) process by the NAIC.  As of June 14, 2013, NMIC has been approved in 48 states and D.C.

The Company has considered subsequent events through June 14, 2013.

Until , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

Shares
NMI Holdings, Inc.
Class A Common Stock

FBR

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee and FINRA filing fee, are estimates.

SEC registration fee	$3,220.00
FINRA fee and expenses	$4,250.00
NASDAQ listing fees and expenses	*
Transfer agent and registrar fees and expenses	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*
Total	$ *

* To be furnished by amendment.

Item 14. Indemnification of Directors and Officers.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.
Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person's service as a director, officer, employee or agent of the corporation, or such person's service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.
Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated by-laws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by our Board.
In addition, our second amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors' and officers' insurance are useful to attract and retain qualified directors and executive officers.
Item 15. Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities:
On August 9, 2011, in connection with our formation, we issued 100 shares of our common stock to FBR & Co. for nominal consideration. This issuance was made in reliance upon the exemption from registration under Section 4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by issuers not involving a public offering.
On March 7, 2012, we issued 250,000 shares of our Class B non-voting common stock, which upon receipt of GSE Approval automatically converted into our Class A common stock, in the aggregate to our founders, Messrs. Shuster and Sherwood for $2,500. These issuances were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by an issuer not involving a public offering.
On April 24, 2012, we issued an aggregate of 55,000,000 shares of our Class A common stock for net consideration of approximately $510 million in cash. FBR Capital Markets & Co. was initial purchaser and placement agent for the shares. The aggregate discount and placement agent fees were approximately $40 million. This issuance was made in reliance upon the exemption from registration under Rule 144 A, Section

4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by issuers not involving a public offering and Regulation S.
On April 24, 2012, as part of the consideration for the line of credit it granted to us to pay for costs associated with our formation and capitalization, including some of the expenses of the private offering described in the preceding paragraph, we issued to FBR Capital Markets LT, Inc. a warrant to purchase up to 313,870 shares of our Class A common stock (the "FBR Warrant"). FBR Capital Markets LT, Inc. subsequently assigned the FBR Warrant to FBR Capital Markets & Co. This issuance was made in reliance upon the exemption from registration under Section 4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by issuers not involving a public offering. The debt held by FBR Capital Markets LT, Inc. was issued in reliance upon the exemption from registration under Section 4(2) of the Securities Act.
On April 24, 2012, as part of the consideration for our acquisition of the equity interest of MAC Financial Holding Corporation, we issued to MAC Financial Ltd. (i) an aggregate of 250,000 shares of our Class A common stock and (ii) a warrant to purchase up to 678,295 shares of our Class A common stock. The stockholders of MAC Financial Ltd. have resolved to wind up its affairs pursuant to a members voluntary liquidation under Bermuda law, and have appointed a liquidator for that purpose.  The shares of our common stock and the warrant previously held by MAC Financial Ltd. have been divided and distributed to its former stockholders. These issuances were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by issuers not involving a public offering.
As of September 30, 2013, we granted certain of our employees and directors 1,511,260 restricted stock units (net of forfeitures) and options to purchase an aggregate of 3,063,878 shares of our common stock (net of forfeitures) under the NMI Holdings, Inc. 2012 Stock Incentive Plan. These grants were exempt from the registration requirements of the Securities Act pursuant to either Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701 or under Section 4(2) of the Securities Act, including the safe harbor established by Regulation D, for transactions by issuers not involving a public offering, as applicable.

Item 16. Exhibits and Financial Statements Schedules.
(a) Exhibits
The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.
(b) Financial Statement Schedules
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Emeryville, California on October 8, 2013.

NMI HOLDINGS, INC. (Registrant)
By: /s/ Bradley M. Shuster
Name: Bradley M. Shuster Title: Chairman, President and Chief Executive Officer
Power of Attorney
Each person whose signature appears below hereby constitutes and appoints Bradley M. Shuster, John (Jay) M. Sherwood, Jr. and Glen Corso, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute for him and in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, as the attorney-in-fact and to file the same, with all exhibits thereto, and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and their substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Bradley M. Shuster	Chairman, President and Chief Executive Officer	October 8, 2013
Bradley M. Shuster	(Principal Executive Officer)

/s/ John (Jay) M. Sherwood, Jr.	Chief Financial Officer	October 8, 2013
John (Jay) M. Sherwood, Jr.	(Principal Financial and Accounting Officer)

/s/ Steven L. Scheid	Director	October 8, 2013
Steven L. Scheid

/s/ James G. Jones	Director	October 8, 2013
James G. Jones

/s/ John Brandon Osmon	Director	October 8, 2013
John Brandon Osmon

/s/ Michael Montgomery	Director	October 8, 2013
Michael Montgomery

/s/ Michael Embler	Director	October 8, 2013
Michael Embler

/s/ James H. Ozanne	Director	October 8, 2013
James H. Ozanne

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Stock Purchase Agreement, dated November 30, 2011, between NMI Holdings, Inc. and MAC Financial Ltd.†
2.2	Amendment to Stock Purchase Agreement, dated April 6, 2012, between NMI Holdings, Inc. and MAC Financial Ltd.†
3.1	Second Amended and Restated Certificate of Incorporation†
3.2	Amended and Restated By-Laws†
4.1	Specimen Class A common stock certificate†
4.2	Registration Rights Agreement between NMI Holdings, Inc. and FBR Capital Markets & Co., dated April 24, 2012†
4.3	Registration Rights Agreement by and between MAC Financial Ltd. and NMI Holdings, Inc., dated April 24, 2012†
4.4	Registration Rights Agreement between FBR & Co., FBR Capital Markets LT, Inc., FBR Capital Markets & Co., FBR Capital Markets PT, Inc. and NMI Holdings, Inc., dated April 24, 2012†
4.5	Warrant No. 1 to Purchase Common Stock of NMI Holdings, Inc. issued to FBR Capital Markets & Co., dated June 13, 2013†
4.6	Form of Warrant to Purchase Common Stock of NMI Holdings, Inc. issued to former stockholders of MAC Financial Ltd.†
5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz†
10.1	NMI Holdings, Inc. 2012 Stock Incentive Plan†
10.2	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Chief Executive Officer and Chief Financial Officer†
10.3	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Management†
10.4	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Directors†
10.5	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Chief Executive Officer and Chief Financial Officer†
10.6	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Management†
10.7	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Directors†
10.8	Employment Agreement by and between NMI Holdings, Inc. and Bradley M. Shuster, dated March 6, 2012 and Amendment, dated April 24, 2012†
10.9	Amendment to Employment Agreement by and between NMI Holdings, Inc. and Bradley M. Shuster, dated April 24, 2012†
10.10	Employment Agreement by and between NMI Holdings, Inc. and Jay M. Sherwood, dated March 6, 2012 and Amendment, dated April 24, 2012†
10.11	Amendment to Employment Agreement by and between NMI Holdings, Inc. and Jay M. Sherwood, dated April 24, 2012†
10.12	Letter Agreement by and between NMI Holdings, Inc. and Stanley M. Pachura, dated April 26, 2012†
10.13	Form of Indemnification Agreement between NMI Holdings, Inc. and certain of its directors†

Exhibit Number	Description
10.14
Commitment Letter dated July 12, 2013 for Bulk Fannie Mae-Paid Loss-on-Sale Mortgage Insurance on the Portfolio of approximately $5.46 billion Purchased by Fannie Mae and Identified by Fannie Mae as Deal No. 2013 MIRT 01 and by the Company as Policy No. P-0001-01†+

21.1	Subsidiaries of NMI Holdings, Inc.†
23.1	Consent of BDO USA, LLP †
23.2	Consent of BDO USA, LLP †
23.3	Consent of Wachtell, Lipton, Rosen & Katz (to be included in Exhibit 5.1)†
24.1	Power of Attorney (included on signature page)†
99.1	Conditional Approval Letter, dated January 15, 2013, from Freddie Mac to National Mortgage Insurance Corporation†
99.2	Conditional Approval Agreement, dated January 16, 2013, by and among Federal National Mortgage Association, NMI Holdings, Inc. and National Mortgage Insurance Corporation†

* To be filed by amendment.
† Filed herewith

+
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.